SUPPLEMENT Dated May 1, 2014
To the Prospectus Dated May 1, 2014

ING GoldenSelect Landmark

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING UPCOMING FUND REORGANIZATIONS

The Board of Trustees of Voya Investors Trust and the Board of Directors of Voya Partners, Inc. approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	*Surviving Portfolios*
VY BlackRock Health Sciences Opportunities Portfolio *(Class S)* VY BlackRock Large Cap Growth Portfolio *(Class S)* VY Marsico Growth Portfolio *(Class S)*	Voya Large Cap Growth Portfolio[1] *(Class S)*
VY MFS Utilities Portfolio *(Class S)*	Voya Large Cap Value Portfolio *(Class S)*
VY MFS Total Return Portfolio[2] *(Class S)*	VY Invesco Equity and Income Portfolio[1, 2] *(Class S)*

[1] *These portfolios are closed to new investments and transfers.*
[2] *These portfolios are designated as Accepted Funds.*

Subject to shareholder approval, the reorganizations are expected to take place **on or about July 18, 2014** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Please note both the VY MFS Total Return Portfolio and the VY Invesco Equity and Income Portfolio are designated as Accepted Funds for purposes of any living benefit rider's asset allocation requirements.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio, if the Surviving Portfolio is then available to new investments. If the Surviving Portfolio is not available to new investments, future allocations will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.

ING USA Annuity and Life Insurance Company

Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

ING GOLDENSELECT LANDMARK®

May 1, 2014

This prospectus describes ING GoldenSelect Landmark, a group and individual deferred variable annuity contract (the "Contract") issued by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). As of March 15, 2010, we no longer offer this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. Longer free look periods apply in some states and in certain situations. Your free look rights depend on the laws of the state in which you purchase the Contract.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2014, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-30180. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
Voya EURO STOXX 50® Index Portfolio (Class ADV)
Voya FTSE 100 Index® Portfolio (Class ADV)
Voya Global Perspectives Portfolio (Class ADV)*
Voya Global Resources Portfolio (Class ADV)
Voya Global Value Advantage Portfolio (Class S)
Voya Growth and Income Portfolio (Class ADV)
Voya Hang Seng Index Portfolio (Class S)
Voya High Yield Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)
Voya International Index Portfolio (Class ADV)
Voya Japan TOPIX Index® Portfolio (Class ADV)
Voya Large Cap Growth Portfolio (Class ADV)
Voya Large Cap Value Portfolio (Class S)
Voya Liquid Assets Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)*
Voya Retirement Growth Portfolio (Class ADV)*
Voya Retirement Moderate Growth Portfolio (Class ADV)*
Voya Retirement Moderate Portfolio (Class ADV)*
Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class S)
Voya Russell™ Large Cap Value Index Portfolio (Class S)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
Voya Russell™ Mid Cap Index Portfolio (Class S)
Voya Russell™ Small Cap Index Portfolio (Class S)
Voya Small Company Portfolio (Class S)
Voya U. S. Bond Index Portfolio (Class S)
VY Baron Growth Portfolio (Class S)
VY BlackRock Health Sciences Opportunities Portfolio (Class S)
VY BlackRock Inflation Protected Bond Portfolio (Class S)
VY BlackRock Large Cap Growth Portfolio (Class S)
VY Columbia Contrarian Core Portfolio (Class S)
VY DFA World Equity Portfolio (Class S)*
VY FMR℠ Diversified Mid Cap Portfolio (Class S)
VY Franklin Income Portfolio (Class S)
VY Franklin Mutual Shares Portfolio (Class S)
VY Franklin Templeton Founding Strategy Portfolio (Class S)*
VY Invesco Comstock Portfolio (Class S)
VY Invesco Equity and Income Portfolio (Class S2)
VY Invesco Growth and Income Portfolio (Class S)
VY JPMorgan Emerging Markets Equity Portfolio (Class S)
VY JPMorgan Small Cap Core Equity Portfolio (Class S)
VY Marsico Growth Portfolio (Class S)
VY MFS Total Return Portfolio (Class S)
VY MFS Utilities Portfolio (Class S)
VY Morgan Stanley Global Franchise Portfolio (Class S)
VY Oppenheimer Global Portfolio (Class S)
VY T. Rowe Price Capital Appreciation Portfolio (Class S)
VY T. Rowe Price Equity Income Portfolio (Class S)
VY T. Rowe Price Growth Equity Portfolio (Class S)
VY T. Rowe Price International Stock Portfolio (Class S)
VY Templeton Foreign Equity Portfolio (Class S)
VY Templeton Global Growth Portfolio (Class S)

* These investment portfolios are offered in a "fund of funds" structure. See "The Trusts and Funds" for more information about these investment portfolios.

In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

	Page
INDEX OF SPECIAL TERMS	1
FEES AND EXPENSES	2
CONDENSED FINANCIAL INFORMATION	5
ING USA SEPARATE ACCOUNT B	5
ING USA ANNUITY AND LIFE INSURANCE COMPANY	6
THE TRUSTS AND FUNDS	7
CHARGES AND FEES	8
THE ANNUITY CONTRACT	13
LIVING BENEFIT RIDERS	19
WITHDRAWALS	40
TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)	43
DEATH BENEFIT CHOICES	47
THE ANNUITY OPTIONS	54
OTHER CONTRACT PROVISIONS	56
OTHER INFORMATION	58
FEDERAL TAX CONSIDERATIONS	59
STATEMENT OF ADDITIONAL INFORMATION	70
APPENDIX A – Condensed Financial Information	A1
APPENDIX B – The Investment Portfolios	B1
APPENDIX C – Fixed Account II	C1
APPENDIX D – Fixed Interest Division	D1
APPENDIX E – Surrender Charge for Excess Withdrawals Example	E1
APPENDIX F – Special Funds and Excluded Funds Examples	F1
APPENDIX G – Examples of Minimum Guaranteed Income Benefit Calculation	G1
APPENDIX H – ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples	H1
APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing	I1
APPENDIX J – ING LifePay Plus and ING Joint LifePay Plus	J1
APPENDIX K – ING LifePay and ING Joint LifePay	K1
APPENDIX L – Minimum Guaranteed Withdrawal Benefit	L1
APPENDIX M – State Variations	M1
APPENDIX N – Accepted Funds and Fixed Allocation Funds for Living Benefit Riders	N1

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	5
Annuitant	14
Annual Ratchet	27
Annual Ratchet Enhanced Death Benefit	49
Annuity Start Date	14
Cash Surrender Value	18
Claim Date	47
Contract Date	13
Contract Owner	13
Contract Value	18
Contract Year	13
Covered Fund	7
Earnings Multiplier Benefit	51
Excluded Fund	7
Fixed Account	19
Fixed Interest Allocation	19
Fixed Interest Division	19
Free Withdrawal Amount	9
ING LifePay Plus Base	27
Market Value Adjustment	C2
Max 7 Enhanced Death Benefit	50
Net Investment Factor	5
Net Rate of Return	5
Restricted Fund	7
Rider Date	20
7% Solution Death Benefit Element	50
Special Fund	7
Standard Death Benefit	48

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. For more information about the fees and expenses, please see the "Charges and Fees" section later in this prospectus.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4+
Surrender Charge (as a percentage of Premium Payment withdrawn)	6%	5%	4%	3%	0%

Transfer Charge: .... $25 per transfer, currently zero

Premium Tax[2]: .... 0% to 3.5%

Overnight Charge[3] $20

1 If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

2 Any premium tax is deducted from the contract value.

3 You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Trust or Fund fees and expenses.

Separate Account Annual Charges

Contract without any of the optional riders that may be available

Annual Contract Administrative Charge[1].. $30

(We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.)

	Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Mortality & Expense Risk Charge[2]	1.50%	1.80%	2.05%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total[3]	1.65%	1.95%	2.20%

1 We deduct this charge on each contract anniversary and on surrender.

2 Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchases before April 28, 2008, the Mortality and Expense Charge is 1.75%.

3 These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

The next tables show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely: the Minimum Guaranteed Income Benefit; ING LifePay Plus Minimum Guaranteed Withdrawal Benefit; and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. For more information about which one may be right for you, please see "Living Benefit Riders." For more information about the charges for the optional riders, please see "Charges and Fees – Optional Rider Charges."

Optional Rider Charge[1]

Earnings Multiplier Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.30% of contract value	0.30% of contract value

Minimum Guaranteed Income Benefit rider[2]:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Charge Base	1.50% of the MGIB Charge Base

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

As an Annual Charge - Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.00% of the ING LifePay Plus Base	1.50% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

As an Annual Charge - Currently (Charge Deducted Quarterly)	Maximum Annual Charge[4]
1.20% of the ING LifePay Plus Base	1.70% of the ING LifePay Plus Base

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[2] For more information about how the MGIB Charge Base is determined, please see "Living Benefit Riders - Minimum Guaranteed Income Benefit Rider (the "MGIB rider") – Rider Charge."

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider – Annual Ratchet."

[4] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider – Annual Ratchet."

The next item shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1, 2], and other expenses):	0.53%	2.57%[3]

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

[2] No Trust or Fund currently charges a redemption fee. For more information about redemption fees, please see "Charges and Fees – Charges Deducted From the Contract Value – Redemption Fees."

[3] Excludes 0.66% of non-recurring offering expenses. If these extraordinary expenses were included, the maximum total annual trust or fund operating expenses would have been 3.23%.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the maximum charges for the Contract with the Annual Ratchet Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The Example also assumes that your investment has a 5% return each year, and assumes the maximum Trust or Fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender or annuitize your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,253	$2,368	$3,290	$6,598
2) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$653	$1,968	$3,290	$6,598

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in "Appendix A — Condensed Financial Information" – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

Note: Other variable annuity contracts that invest in Separate Account B, but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE TRUSTS AND FUNDS

You will find information about the Trusts and Funds currently available under your Contract in "Appendix B — The Investment Portfolios." A prospectus containing more complete information on each Trust or Fund may be obtained by calling Customer Service at (800) 366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

If due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts or Funds, will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may, with 30 days notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: no more than $999,999,999, and no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceeds the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the Voya Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be requested. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the living benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. **No investment options are currently designated as Excluded Funds.**

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. For more information about these categories of funds with a death benefit, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase" and Appendix F for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")" for more information.

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of Contracts.

Charge Deduction Subaccount
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 4-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4+
Surrender Charge (as a percentage of Premium Payment withdrawn)	6%	5%	4%	3%	0%

Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount is the greater of (i) any earnings less previous withdrawals, and (ii) 10% of premium payments paid within 4 years prior to the date of withdrawal and not previously withdrawn, less any previous withdrawals taken in the same contract year.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess portion, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal. Premium taxes may also apply. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.** See Appendix C for more information.

For the purpose of calculating the surrender charge for an excess withdrawal: (i) we treat premiums as being withdrawn on a first-in, first-out basis; and (ii) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base or ING LifePay Plus Base), if exercised, on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $30 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other under conditions established by ING USA. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value**. For a more complete description of the funds' fees and expenses, review each fund's prospectus**.

Overnight Charge. You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of Contracts.

Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Annual Charge 1.50%	Annual Charge 1.80%	Annual Charge 2.05%

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Risk Charge is 1.75%.

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Optional Rider Charges. Some features and benefits of the Contract are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are expressed as a percentage, rounded to the nearest hundredth of one percent. Riders are subject to conditions and limitations. For more information about how the Earnings Multiplier Benefit rider works, including the conditions and limitations, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase – Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "Living Benefit Riders."

Earnings Multiplier Benefit Rider Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a non-qualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). For a description of the rider, see "Death Benefit Choices – Death Benefit During the Accumulation Phase – Earnings Multiplier Benefit Rider."

Minimum Guaranteed Income Benefit (MGIB) Rider Charge. The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. For more information about how this rider works, including how the MGIB Charge Base is determined, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.00%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

Please Note: *The above information pertains to the form of the ING LifePay Plus rider, which was available for sale from May 1, 2009 until March 15, 2010 in states where approved. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix J for more information.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.70%	1.20%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

Please Note: *The above information pertains to the form of the ING Joint LifePay Plus rider, which was available for sale from May 1, 2009 until March 15, 2010, in states where approved. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix J for more information.*

Trust and Fund Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2013, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2013, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C for more information on the Fixed Interest Allocation and Fixed Account. If you have any questions concerning this Contract, contact your registered representative or call Customer Service at (800) 366-0066.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner," below.

Joint Owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary," below. Adding a joint owner to the Contract post issue with either the Annual

Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit will cause that death benefit to end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit, or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date
The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining annuity payments. On and after May 1, 2009, a joint annuitant may also be designated. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries unless you indicate otherwise in writing.

Please note that only the Standard Death Benefit is available on a Contract with joint annuitants.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

Before Ownership Change	Maximum New Owner Issue Age	After Ownership Change
Standard Death Benefit	85	Standard Death Benefit
Annual Ratchet Enhanced Death Benefit	75	Annual Ratchet Enhanced Death Benefit
Annual Ratchet Enhanced Death Benefit	76	Standard Death Benefit
Max 7 Enhanced Death Benefit	69	Max 7 Enhanced Death Benefit
Max 7 Enhanced Death Benefit	70	Standard Death Benefit

For Contracts issued before May 1, 2009, the maximum new owner issue age was 75 for continuation of both the Annual Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. For Contracts issued before April 28, 2008, the maximum new owner issue age was 79 for continuation of both the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Otherwise, the death benefit after the ownership change will be the Standard Death Benefit, so long as the new owner is no older than age 85.

In the event the new owner is age 86 or older, or the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit after the ownership change will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit (the "MGIB rider") Rider." For more information with the ING LifePay Plus rider, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider." And for more information with the ING Joint LifePay Plus rider, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an annuity payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We no longer offer the Contract for sale to new purchasers.

We will issue a Contract with the Standard Death Benefit SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

Maximum Issue Age	Option	Additional Requirement
79	Annual Ratchet Enhanced Death Benefit	ING LifePay Plus rider or ING Joint LifePay Plus rider is also purchased.
75	Annual Ratchet Enhanced Death Benefit	All living benefit riders are available.
69	Max 7 Enhanced Death Benefit	No living benefit rider is available.

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, you could purchase a Contract with the Max 7 Enhanced Death Benefit, SO LONG AS both the annuitant and the contract owner were age 79 or younger at the time of application AND you purchased the ING LifePay Plus rider or ING Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit.

The initial premium payment must be $10,000 or more ($5,000 for qualified Contracts). You may make additional payments of $500 or more ($50 for qualified Contracts) at any time after the free look period, and up to the contract anniversary after your 86th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Charges and Fees" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "Federal Tax Consequences – Tax Consequences of Living Benefits and Death Benefit" in this prospectus. If this contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments

We will process your initial premium within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

1) If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid.

2) If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (i) the contract value in the Fixed Interest Allocations, and (ii) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See Appendix C for a description of the calculation of cash surrender value under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements and subject to SEC approval.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. Subject to SEC approval, we reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will provide you with written notice before we make any of these changes.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see Appendix D, instead, for more information. To obtain a copy of the Fixed Account II prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. Key variations are described in Appendix M. This prospectus provides a general description of the Contract, so please see your Contract, any endorsements and riders for the details.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders. Customer Service may be able to answer your question. The telephone number is (800) 366-0066.

The Contract has three living benefit riders offering protection against the investment risks with your Contract:

- The Minimum Guaranteed Income Benefit Rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future. **You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses.** More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

Minimum Guaranteed Income Benefit Rider (the "MGIB rider"). The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider. Before April 28, 2008, the maximum age was 79. Some broker dealers may limit availability of the rider to younger ages. The MGIB rider must have been purchased on the contract date. Previously, the Company in its discretion could allow the purchase of this rider after the contract date. The MGIB rider is not available for purchase with the Max 7 Enhanced Death Benefit. **There is a ten-year waiting period before you can annuitize under the MGIB rider.** If you purchased this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- the contract value is insufficient to pay the charge for the MGIB rider; or
- there is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

Rider Charge. The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of (1) and (2) below, where:

1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b) and (c) where:

    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds (as defined below); and
    (c) is the MGIB Rollup Base for Excluded Funds; and

2) Is the sum of (a) and (b) where:

    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
    (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculation of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

Fund Categories. The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:

- Voya Liquid Assets Portfolio; and
- Fixed Interest Allocation.

Please note that the ProFunds VP Rising Rates Opportunity and Voya Limited Maturity Bond portfolios are also Special Funds, but closed to new allocations, effective April 30, 2007 and March 12, 2004, respectively.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. Please see "The Trust and Funds — Covered Funds, Special Funds and Excluded Funds."

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the Voya Intermediate Bond Portfolio is designated as a Special Fund.

Fixed Allocation Funds Automatic Rebalancing. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date, (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

For Contracts with the MGIB rider purchased on and after August 21, 2006 (subject to availability), there is an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero. Accepted Funds are excluded from this rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

MGIB Benefit Base. The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of (1) and (2), where:

1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds; and
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the contract value allocated to Excluded Funds; and

2) Is the sum of (a) and (b) where:

   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
   (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

Calculation of MGIB Rollup Bases. The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 6% (7% if this rider was purchased before May 1, 2009). The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each fund category (i.e., Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including surrender charge and market value adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and market value adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the MGIB Rollup Base for Covered Funds is $1200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases. The MGIB Ratchet Base for Covered Funds and Special Funds equals:

1) on the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

2) on each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

    (a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

(b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior contract anniversary, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

For Contracts with the MGIB rider purchased before January 12, 2009, the MGIB Ratchet Base for Covered Funds and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month.

Whenever the date falls on a weekend or holiday, we will use the value as of the subsequent business day.

3) at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior contract anniversary (the prior quarterly anniversary date for Contracts with the MGIB rider purchased before January 12, 2009), adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds, Special Funds and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.**

Eligible premiums are those premiums added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

Withdrawals reduce each MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and market value adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and market value adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and market value adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded

Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary occurring at least 10 years after the date when you decide to exercise your right to annuitize under the MGIB rider.

MGIB Annuity Income. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
2) your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the then-current income factors in effect for the annuity option you selected; or
3) the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and market value adjustment (see Appendix C) that would otherwise apply at annuitization.

MGIB Income Factors. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. Please see "Appendix G — Examples of Minimum Guaranteed Income Benefit Calculation."

MGIB Annuity Options. Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of any contract anniversary that occurs at least ten years after the MGIB rider date. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date. The following are the MGIB annuity options available under the MGIB Rider:

1) Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period.
2) Income for 20-30 year fixed period.
3) Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30 day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and MGIB rider values. This means the contract and MGIB rider values will be adjusted on a pro-rata basis. See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases" above. Surrender charges will apply to amounts applied to partial annuitizations.

Notification. On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factors.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

> **Important Note:**
> *We introduced the ING LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where available. The below information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010, in states where approved. If this form of the ING LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see Appendix J for the information about the form of the ING LifePay Plus rider, which was available to you.*

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The ING LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING LifePay Plus rider offers the Income Optimizer. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges, or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65-75
6%	76-79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. Please see "Federal Tax Considerations" for more information. The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a Contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the annuitant's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your Contract value that may remain before the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during Lifetime Automatic Periodic Benefit Status until the death of the annuitant. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary. Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

In the event the Income Optimizer was elected, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the ING LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. The rider under the Income Optimizer will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
9) change of owner pursuant to a court order; and
10) change of qualified plan ownership to that of the beneficial owner.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix H for examples.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

> **Important Note:** *We introduced the ING Joint LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010, in states where approved. If this form of the ING Joint LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see Appendix J for the information about the form of the ING Joint LifePay Plus rider which was available to you.*

Eligibility. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The ING Joint LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The ING Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified contracts: joint owners must be spouses, and one of the owners the annuitant; and for a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. See "Divorce" below for more information.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING Joint LifePay Plus rider offers the Income Optimizer. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges, or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65-75
6%	76-79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. Please see "Federal Tax Considerations" for more information. The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a Contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your Contract value that may remain before the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for each $1,000 reflected in the rider data table. Also, these payments will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary. Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

ING LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay

Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix H for examples.

Loans. No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount is the greater of (i) any earnings less previous withdrawals, and (ii) 10% of premium payments paid within 4 years prior to the date of the withdrawal and not previously withdrawn, less any prior withdrawals taken in the same contract year.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So, in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. See Appendix C for more information on the application of the Market Value Adjustment.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (i) from the contract value in the subaccounts in which you are invested, or (ii) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (i) a fixed dollar amount or (ii) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Premiums Not Previously Withdrawn
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. See "Living Benefit Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. Eastern Time or the close of regular trading of the New York Stock Exchange, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging (DCA) program through either the Voya Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Voya Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least 7 days before the next transfer date.

Transfers under the DCA program must be in compliance with the investment restrictions for the living benefit riders. If you set up DCA transfers that are not in compliance with such restrictions, the fixed allocation funds automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Trusts and Funds – Restricted Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to the Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in "Trusts and Funds – Restricted Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals," above). A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after Customer Service has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

You may choose one of the following Death Benefits: (i) the Standard Death Benefit, (ii) the Annual Ratchet Enhanced Death Benefit or (iii) the Max 7 Enhanced Death Benefit. The Standard Death Benefit is available SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

Maximum Issue Age	Option	Additional Requirement
79	Annual Ratchet Enhanced Death Benefit	ING LifePay Plus rider or ING Joint LifePay Plus rider is also purchased.
75	Annual Ratchet Enhanced Death Benefit	All living benefit riders are available.
69	Max 7 Enhanced Death Benefit	No living benefit rider is available.

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, the Max 7 Enhanced Death Benefit was available, SO LONG AS both the contract owner and the annuitant (if the contract owner is not an individual) were age 79 or younger at the time of application AND you purchased the ING LifePay Plus rider or ING Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or the Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit are available only at the time you purchase your Contract. Neither the Annual Ratchet Enhanced Death Benefit nor Max 7 Enhanced Death Benefit is available when a Contract is owned by joint owners, or joint annuitants if the contract owners are not individuals. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The ING LifePay Plus and ING Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

Base Death Benefit. We use the **Base Death Benefit** to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value; or
2) the cash surrender value.

Standard Death Benefit. The Standard Death Benefit equals the greater of:

1) the Base Death Benefit; and
2) the Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard MGDB.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less pro-rata adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less pro-rata adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a pro-rata basis. The percentage reduction in the Standard MGDB for each Fund category (i.e., Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.

- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.

- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact that poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced

Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Annual Ratchet Enhanced Death Benefit locks annually. The Max 7 Enhanced Death Benefit not only locks annually, but also has an additional element that locks annually at a specified interest rate, so your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit; the frequency of the ratchet component was quarterly for both Enhanced Death Benefit options: the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:

1) the Standard Death Benefit; and
2) the Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit before January 12, 2009, so the Annual Ratchet MGDB was the Quarterly Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Annual Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Covered Funds was the Quarterly Ratchet MGDB allocated to Covered Funds. On the contract date, the Quarterly Ratchet MGDB in Covered Funds equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); and
2) the Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Excluded Funds was the Quarterly Ratchet MGDB allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB on a pro-rata basis. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Annual Ratchet MGDB in Covered Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Annual Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

Before January 12, 2009, the Annual Ratchet MGDB was the Quarterly Ratchet MGDB. Withdrawals and net transfers to and from Covered Funds and Excluded Funds would have the same outcome.

The **Max 7 Enhanced Death Benefit** equals the greater of the Annual Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

Before January 12, 2009, the Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit.

The **7% Solution Death Benefit Element** is the greater of:

1) the Standard Death Benefit; and
2) the lesser of:

    (a) 2.5 times all premium payments, adjusted for withdrawals (the "cap"); or
    (b) the **sum of** the 7% Solution Minimum Guaranteed Death Benefit ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments, adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:

- Voya Liquid Assets Portfolio; and
- Fixed Interest Allocation.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB on a pro-rata basis. The percentage reduction in the 7% MGDB for each Fund category (i.e., Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds on a pro-rata basis. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) the Maximum Base; and ii) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and ii) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees – Charges Deducted from the Subaccounts – Optional Rider Charges – Earnings Multiplier Benefit Rider Charge" for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death — Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own, the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own.

The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes.

If you elect the Annual Ratchet Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90. If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached.

At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Liquid Assets Portfolio, or its successor.

The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (i) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (ii) computed as if the rider were added to the Contract after issue and after the increase; and (iii) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death — Not a Spouse
If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. See next section, "Required Distributions Upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Liquid Assets Portfolio, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (i) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (ii) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (iii) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

THE ANNUITY OPTIONS

Annuitization of Your Contract
If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the ING LifePay Plus or ING Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any market value adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on: the annuity option; payment date; the frequency of payments you choose; and the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). Surrender charges might apply depending on the annuity options. Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:

1) The person named to receive payment is other than the contract owner or beneficiary;
2) The person named is not a natural person, such as a corporation; or
3) Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date
You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

Frequency of Annuity Payments
You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights
A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options
The Contract has 4 annuity options. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, **although only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations. The MGIB annuity options available under the MGIB rider are different from the 4 options listed below. For additional information, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider – MGIB Annuity Options".

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies
When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ING USA. The amounts we will pay are determined as follows:

1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2.
2) For Option 3, no amounts are payable after both named persons have died.
3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing.. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days, on any business day (i) when the New York Stock Exchange is closed; (ii) when trading on the New York Stock Exchange is restricted; (iii) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (iv) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice to Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. We will give you advance notice of such changes.

Free Look
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements
We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

ING Financial Partners, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2013, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1. Wells Fargo Advisors, LLC
2. LPL Financial Corporation
3. Morgan Stanley Smith Barney LLC
4. ING Financial Partners Inc.
5. Merrill Lynch, Pierce, Fenner & Smith Incorporated
6. Cetera Advisors LLC
7. Raymond James and Associates Inc.
8. UBS Financial Services
9. National Planning Corporation
10. Securities America, Inc.
11. Ameriprise Financial Services, Inc.
12. First Allied Securities Inc.
13. Commonwealth Equity Services, Inc.
14. Woodbury Financial Services Inc.
15. Cambridge Investment Research Inc.
16. SII Investments Inc.
17. Stifel Nicolaus and Company Incorporated
18. NFP Securities, Inc.
19. Centaurus Financial Inc.
20. Royal Alliance Associates Inc.
21. RBC Capital Markets Corporation
22. Edward D. Jones & Co., L.P. dba Edward Jones
23. Lincoln Financial Advisors Corporation
24. J.P. Morgan Securities LLC
25. MML Investors Services Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights

We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC ability to distribute the contract or upon the separate account.

> **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
>
> **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. They are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution or Annuity Starting Date
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- made on or after the taxpayer reaches age 59½;
- made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or,, surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2014, your entire balance must be distributed by August 31, 2019. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;

You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or

The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code Section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan; or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA for unreimbursed medical expenses incurred by you during the taxable year that qualify for deducation as specified in the Tax Code, to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2014, your entire balance must be distributed to the designated beneficiary by December 31, 2019. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under the ING LifePay Plus or ING LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax advisor about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the ING LifePay Plus or ING Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the ING LifePay Plus or ING Joint LifePay Plus rider, causing a pro-rata reduction of the ING LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax advisor about the tax consequences of enhanced death benefits.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse's rights and benefits under the contract described in this prospectus and your particular tax situation.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Item
Introduction
Description of ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company
Safekeeping of Assets
Experts
Distribution of Contracts
Published Ratings
Accumulation Unit Value
Performance Information
Other Information
Financial Statements of ING USA Annuity and Life Insurance Company
Financial Statements of Separate Account B of ING USA Annuity and Life Insurance Company
Condensed Financial Information (Accumulation Unit Values)

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING GOLDENSELECT LANDMARK, 333-30180.

Please Print or Type:

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Name

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Street Address

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City, State, Zip

05/01/2014

APPENDIX A

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2013, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2013 are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2013, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.65%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.50	$9.71	$10.24	$9.49	$7.98	$10.09				
Value at end of period	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98				
Number of accumulation units outstanding at end of period	26,540,757	28,554,570	33,149,680	32,649,952	29,137,036	14,862,682				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29	$16.67	$13.83
Value at end of period	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29	$16.67
Number of accumulation units outstanding at end of period	610,638	703,714	784,809	894,397	1,055,356	1,247,388	1,669,952	2,192,902	2,694,431	1,745,035
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.33	$10.71	$10.82	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92	$9.98
Value at end of period	$15.50	$12.33	$10.71	$10.82	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92
Number of accumulation units outstanding at end of period	1,083,320	1,255,051	1,456,083	1,758,440	2,015,556	2,321,019	2,996,250	2,729,417	2,083,613	1,820,927
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.81	$9.51	$9.59	$8.71	$7.18	$9.96				
Value at end of period	$13.09	$10.81	$9.51	$9.59	$8.71	$7.18				
Number of accumulation units outstanding at end of period	10,189,860	10,359,742	10,629,129	11,286,916	11,176,781	6,791,321				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.68	$9.30	$10.14							
Value at end of period	$12.80	$10.68	$9.30							
Number of accumulation units outstanding at end of period	318,397	185,529	100,327							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.00	$8.79	$10.02							
Value at end of period	$11.65	$10.00	$8.79							
Number of accumulation units outstanding at end of period	364,104	210,036	86,037							

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.77	$15.41	$18.30	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54	$11.61
Value at end of period	$21.15	$17.77	$15.41	$18.30	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54
Number of accumulation units outstanding at end of period	9,442,468	10,332,254	11,673,254	13,733,676	14,447,525	13,747,430	9,721,538	7,272,815	4,950,832	2,513,020
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.72	$12.34	$13.33	$12.03	$9.08	$9.98				
Value at end of period	$15.48	$13.72	$12.34	$13.33	$12.03	$9.08				
Number of accumulation units outstanding at end of period	2,895,320	3,253,704	3,636,251	2,692,196	1,950,103	447,067				
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99	$9.97	
Value at end of period	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99	
Number of accumulation units outstanding at end of period	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820	2,907,330	1,977,073	966,411	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.47	$11.53	$11.19	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89	$9.95
Value at end of period	$19.12	$13.47	$11.53	$11.19	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89
Number of accumulation units outstanding at end of period	2,498,942	2,151,360	2,144,534	1,954,357	2,271,236	2,194,489	1,676,945	1,500,555	1,302,047	346,643
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.63	$12.08	$10.96	$10.57	$9.89					
Value at end of period	$11.34	$12.63	$12.08	$10.96	$10.57					
Number of accumulation units outstanding at end of period	5,900,014	10,933,746	9,269,173	4,954,370	3,586,830					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$12.16	$10.80	$11.16	$10.00	$7.81	$13.04	$12.42	$11.78	$10.86	$9.94
Value at end of period	$15.92	$12.16	$10.80	$11.16	$10.00	$7.81	$13.04	$12.42	$11.78	$10.86
Number of accumulation units outstanding at end of period	1,578,582	2,003,624	1,930,199	1,660,779	1,835,417	1,686,153	1,199,204	927,783	1,015,999	188,506
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$11.06	$10.56	$10.16	$9.74	$8.83	$10.01				
Value at end of period	$10.76	$11.06	$10.56	$10.16	$9.74	$8.83				
Number of accumulation units outstanding at end of period	8,417,928	9,294,174	9,839,246	10,751,092	11,050,737	6,792,467				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60	$11.05		
Value at end of period	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60		
Number of accumulation units outstanding at end of period	1,982,123	2,247,770	2,541,000	2,903,282	3,360,508	3,566,733	2,153,514	740,231		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64	$36.64
Value at end of period	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64
Number of accumulation units outstanding at end of period	312,233	363,597	431,868	510,504	613,664	710,187	905,352	1,081,799	935,631	672,058
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91	$9.96	
Value at end of period	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91	
Number of accumulation units outstanding at end of period	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741	2,974,581	1,247,916	43,804	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04	$9.95		
Value at end of period	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04		
Number of accumulation units outstanding at end of period	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155	2,975,002	1,490,670		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.88	$7.65	$8.56	$6.97	$5.82	$10.39	$10.00			
Value at end of period	$10.89	$8.88	$7.65	$8.56	$6.97	$5.82	$10.39			
Number of accumulation units outstanding at end of period	5,043,048	5,473,528	6,207,831	7,272,716	7,068,642	7,174,467	3,410,381			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.54	$7.13	$8.76	$9.81	$9.43					
Value at end of period	$10.54	$8.54	$7.13	$8.76	$9.81					
Number of accumulation units outstanding at end of period	540,019	155,577	69,939	169,739	6,282					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.77	$14.87	$16.98	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72	$9.56
Value at end of period	$22.43	$16.77	$14.87	$16.98	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72
Number of accumulation units outstanding at end of period	3,666,566	4,250,538	5,271,380	6,525,329	238,063	243,970	330,637	198,145	213,623	38,198
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91	$9.99		
Value at end of period	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91		
Number of accumulation units outstanding at end of period	6,846,612	7,313,546	7,981,690	7,970,975	8,015,179	7,440,765	5,223,391	1,672,877		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.80	$9.67	$9.91	$9.04	$7.26	$11.87	$12.42			
Value at end of period	$13.57	$10.80	$9.67	$9.91	$9.04	$7.26	$11.87			
Number of accumulation units outstanding at end of period	3,253,860	3,556,319	4,121,112	4,677,692	4,913,841	4,632,152	3,512,368			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.37	$8.22	$8.47	$7.77	$6.07	$9.59	$10.06			
Value at end of period	$11.43	$9.37	$8.22	$8.47	$7.77	$6.07	$9.59			
Number of accumulation units outstanding at end of period	22,246,521	22,813,625	25,269,581	28,072,976	29,916,528	31,131,536	14,012,616			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.74	$10.36	$10.98	$10.26	$9.74					
Value at end of period	$13.72	$11.74	$10.36	$10.98	$10.26					
Number of accumulation units outstanding at end of period	64,021	28,939	26,615	95,140	4,460					
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.17									
Value at end of period	$10.39									
Number of accumulation units outstanding at end of period	50,206									
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.42	$8.84	$9.96							
Value at end of period	$9.37	$8.42	$8.84							
Number of accumulation units outstanding at end of period	1,543,729	1,782,262	2,030,066							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$36.07	$37.76	$42.26	$35.32	$26.11	$45.01	$34.34	$28.76	$21.23	$20.28
Value at end of period	$40.31	$36.07	$37.76	$42.26	$35.32	$26.11	$45.01	$34.34	$28.76	$21.23
Number of accumulation units outstanding at end of period	1,493,790	1,819,783	2,069,620	2,544,301	3,158,457	3,200,961	2,276,793	1,627,379	1,133,308	643,253

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.64	$7.63	$8.07	$7.75	$6.06	$9.91				
Value at end of period	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06				
Number of accumulation units outstanding at end of period	5,925,444	6,852,070	7,458,354	8,081,998	8,771,637	8,258,859				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.81	$9.54	$9.99							
Value at end of period	$13.84	$10.81	$9.54							
Number of accumulation units outstanding at end of period	15,162,759	17,745,331	20,163,139							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95	$9.83			
Value at end of period	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95			
Number of accumulation units outstanding at end of period	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386	15,528			
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.86	$10.98	$13.68	$12.94	$9.99					
Value at end of period	$14.16	$13.86	$10.98	$13.68	$12.94					
Number of accumulation units outstanding at end of period	570,817	659,734	823,295	1,180,071	594,631					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67	$8.92
Value at end of period	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67
Number of accumulation units outstanding at end of period	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394	2,011,974	1,941,369	1,717,454	1,211,622
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92	$9.49
Value at end of period	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92
Number of accumulation units outstanding at end of period	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831	2,026,223	1,783,464	1,374,933	505,878
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33	$9.39
Value at end of period	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33
Number of accumulation units outstanding at end of period	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205	1,814,376	1,573,446	1,104,254	456,418
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54	$11.40	$11.08
Value at end of period	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54	$11.40
Number of accumulation units outstanding at end of period	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749	18,045,939	9,597,875	3,017,046	1,881,640
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22				
Value at end of period	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05				
Number of accumulation units outstanding at end of period	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276				
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35	$12.13	
Value at end of period	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35	
Number of accumulation units outstanding at end of period	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881	2,285,681	2,066,249	1,620,818	

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84	$10.16	
Value at end of period	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84	
Number of accumulation units outstanding at end of period	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180	1,231,628	629,056	369,153	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12	$25.05	$22.32
Value at end of period	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12	$25.05
Number of accumulation units outstanding at end of period	1,108,099	1,194,456	1,424,895	1,501,512	1,868,297	1,880,516	1,762,926	1,711,788	1,524,990	1,423,862
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.89	$9.35	$11.01	$9.85	$9.75					
Value at end of period	$12.14	$9.89	$9.35	$11.01	$9.85					
Number of accumulation units outstanding at end of period	156,169	50,924	133,436	161,677	2,610					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64	$10.28	$8.88
Value at end of period	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64	$10.28
Number of accumulation units outstanding at end of period	4,269,089	4,363,507	4,231,276	4,464,015	5,464,963	5,283,734	3,807,284	2,809,975	1,968,335	1,024,922
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90				
Value at end of period	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16				
Number of accumulation units outstanding at end of period	2,487,104	2,228,664	1,941,144	2,095,654	1,477,123	651,474				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63	$10.34
Value at end of period	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63
Number of accumulation units outstanding at end of period	2,309,888	2,087,884	2,752,075	3,141,380	1,722,690	1,739,178	2,356,999	2,128,459	1,518,628	1,021,256
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.30	$10.27								
Value at end of period	$13.20	$10.30								
Number of accumulation units outstanding at end of period	27,974,934	31,621,667								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47	$9.92
Value at end of period	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47
Number of accumulation units outstanding at end of period	8,713,943	2,112,401	2,724,627	1,903,369	1,425,814	204,381	96,693	170,706	92,164	45,865
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.28	$10.03	$10.05							
Value at end of period	$14.49	$11.28	$10.03							
Number of accumulation units outstanding at end of period	4,779,055	970,127	793,834							
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55	$19.56	$19.62
Value at end of period	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55	$19.56
Number of accumulation units outstanding at end of period	108,279	132,169	148,475	176,733	223,473	269,815	360,310	460,569	619,015	809,812
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97	$15.09
Value at end of period	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97
Number of accumulation units outstanding at end of period	5,460,036	6,963,293	8,416,484	9,115,635	12,290,462	18,806,724	5,984,813	3,439,887	2,157,975	1,780,415

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$17.41	$15.73	$16.26	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93	$13.49
Value at end of period	$23.20	$17.41	$15.73	$16.26	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93
Number of accumulation units outstanding at end of period	2,764,694	2,995,079	3,299,009	3,883,826	3,803,720	3,530,625	3,223,395	2,969,761	2,979,009	2,512,016
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$28.15	$25.75	$25.77	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63	$21.62
Value at end of period	$32.86	$28.15	$25.75	$25.77	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63
Number of accumulation units outstanding at end of period	2,127,045	2,293,974	2,551,462	2,972,959	3,389,867	3,123,588	3,060,376	3,213,515	3,365,929	2,977,831
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.13	$17.17	$16.41	$14.67	$11.23	$18.34	$14.64	$11.38	$10.07	
Value at end of period	$22.60	$19.13	$17.17	$16.41	$14.67	$11.23	$18.34	$14.64	$11.38	
Number of accumulation units outstanding at end of period	2,881,677	3,451,870	3,841,708	3,676,976	4,073,509	4,480,383	2,817,908	1,671,630	1,195,134	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45	$7.09
Value at end of period	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45
Number of accumulation units outstanding at end of period	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395	165,449	229,809	307,954	316,589
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30	$12.15	$10.97
Value at end of period	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30	$12.15
Number of accumulation units outstanding at end of period	2,780,669	3,221,641	3,618,527	3,604,727	3,370,800	3,388,663	3,674,854	2,939,640	2,119,939	1,143,284
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96	$10.00	
Value at end of period	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96	
Number of accumulation units outstanding at end of period	422,648	463,286	516,600	609,977	529,027	574,371	705,399	947,681	835,053	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17	$10.93	
Value at end of period	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17	
Number of accumulation units outstanding at end of period	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843	1,647,677	1,178,387	344,200	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80	$10.00
Value at end of period	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80
Number of accumulation units outstanding at end of period	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098	4,384,724	4,835,744	4,678,798	4,403,121
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.49	$18.22	$17.90	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22	$12.82
Value at end of period	$18.84	$19.49	$18.22	$17.90	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22
Number of accumulation units outstanding at end of period	27,237,889	33,567,195	36,121,780	37,652,999	38,979,544	27,390,668	9,264,287	4,360,216	4,194,516	3,434,155
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.68	$9.12	$8.82	$8.31	$8.25					
Value at end of period	$9.94	$9.68	$9.12	$8.82	$8.31					
Number of accumulation units outstanding at end of period	9,788,740	12,599,922	12,893,849	11,268,717	9,235,050					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.10	$9.99	$10.28	$9.37	$9.21					
Value at end of period	$12.95	$11.10	$9.99	$10.28	$9.37					
Number of accumulation units outstanding at end of period	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251					

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.35	$10.34	$10.51	$9.63	$9.49					
Value at end of period	$12.92	$11.35	$10.34	$10.51	$9.63					
Number of accumulation units outstanding at end of period	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.56	$10.67	$10.62	$9.86	$9.75					
Value at end of period	$12.51	$11.56	$10.67	$10.62	$9.86					
Number of accumulation units outstanding at end of period	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.09	$14.32	$14.01	$12.67	$10.14					
Value at end of period	$20.84	$16.09	$14.32	$14.01	$12.67					
Number of accumulation units outstanding at end of period	1,105,509	1,146,026	1,098,591	980,480	1,093,134					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17				
Value at end of period	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70				
Number of accumulation units outstanding at end of period	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.39	$13.50	$13.65	$12.49	$10.35					
Value at end of period	$19.90	$15.39	$13.50	$13.65	$12.49					
Number of accumulation units outstanding at end of period	1,015,292	960,722	294,987	200,934	150,954					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.54	$15.44	$16.06	$12.97	$10.36					
Value at end of period	$23.28	$17.54	$15.44	$16.06	$12.97					
Number of accumulation units outstanding at end of period	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.42	$9.95	$10.33	$8.41	$6.12	$10.25				
Value at end of period	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12				
Number of accumulation units outstanding at end of period	3,151,481	2,960,770	2,558,431	2,724,466	2,544,207	1,062,310				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15				
Value at end of period	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96				
Number of accumulation units outstanding at end of period	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25	$6.77	$6.26
Value at end of period	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25	$6.77
Number of accumulation units outstanding at end of period	382,698	433,443	488,828	559,739	648,234	749,440	1,055,828	1,332,137	1,407,649	1,295,970
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05				
Value at end of period	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14				
Number of accumulation units outstanding at end of period	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34	$38.07	$33.19
Value at end of period	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34	$38.07
Number of accumulation units outstanding at end of period	7,821,719	7,967,085	8,380,631	9,126,872	9,553,987	9,041,619	6,659,145	5,521,892	4,439,198	3,119,934
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43	$24.27
Value at end of period	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43
Number of accumulation units outstanding at end of period	2,321,325	2,606,467	2,896,143	2,715,477	2,949,818	2,853,748	2,749,873	2,871,656	2,827,868	2,602,040
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16	$10.04			
Value at end of period	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16			
Number of accumulation units outstanding at end of period	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847	552,903			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40	$10.00	
Value at end of period	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40	
Number of accumulation units outstanding at end of period	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415	1,993,862	1,152,245	888,379	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65	$11.16	$10.35		
Value at end of period	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65	$11.16		
Number of accumulation units outstanding at end of period	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197	1,480,050	367,715		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65	$25.47	$21.24	$19.65	$18.01
Value at end of period	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65	$25.47	$21.24	$19.65
Number of accumulation units outstanding at end of period	1,200,143	1,239,105	1,437,968	1,648,993	1,778,535	1,823,433	1,982,382	1,812,177	1,493,366	1,520,291
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98				
Value at end of period	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18				
Number of accumulation units outstanding at end of period	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.91	$10.28								
Value at end of period	$13.66	$9.91								
Number of accumulation units outstanding at end of period	155,270	200,374								
PROFUND VP BULL										
Value at beginning of period	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10	$9.92	$8.87	$8.78	$8.20
Value at end of period	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10	$9.92	$8.87	$8.78
Number of accumulation units outstanding at end of period	49,022	54,809	88,552	107,937	141,448	153,084	191,977	222,576	276,280	391,752
PROFUND VP EUROPE 30										
Value at beginning of period	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80	$11.36	$9.83	$9.24	$8.22
Value at end of period	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80	$11.36	$9.83	$9.24
Number of accumulation units outstanding at end of period	32,480	51,805	65,931	85,151	99,630	111,818	143,536	183,750	204,701	236,069
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50	$8.05	$7.43	$8.20	$9.36
Value at end of period	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50	$8.05	$7.43	$8.20
Number of accumulation units outstanding at end of period	176,610	203,702	217,708	268,098	302,483	369,403	554,470	675,338	692,648	737,507

Separate Account Annual Charges of 2.20%

	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.22	$9.51	$10.09	$9.40	$7.94	$10.08			
Value at end of period	$11.44	$10.22	$9.51	$10.09	$9.40	$7.94			
Number of accumulation units outstanding at end of period	9,117,430	7,582,829	11,722,957	12,815,939	9,928,437	3,862,645			
COLUMBIA SMALL CAP VALUE FUND VS									
Value at beginning of period	$12.52	$11.51	$12.53	$10.13	$8.29	$11.80	$12.38	$10.61	$9.76
Value at end of period	$16.41	$12.52	$11.51	$12.53	$10.13	$8.29	$11.80	$12.38	$10.61
Number of accumulation units outstanding at end of period	377,313	410,339	470,942	515,510	594,175	650,445	785,501	893,270	874,474
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
Value at beginning of period	$10.97	$9.59	$9.74	$8.66	$6.82	$12.20	$12.32	$10.50	$9.93
Value at end of period	$13.72	$10.97	$9.59	$9.74	$8.66	$6.82	$12.20	$12.32	$10.50
Number of accumulation units outstanding at end of period	494,505	535,177	595,532	671,601	769,770	908,790	1,052,385	640,088	324,508
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.53	$9.32	$9.45	$8.63	$7.15	$10.00			
Value at end of period	$12.68	$10.53	$9.32	$9.45	$8.63	$7.15			
Number of accumulation units outstanding at end of period	2,413,250	2,183,893	2,052,741	2,007,999	1,883,524	1,142,004			
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$10.57	$9.25	$10.01						
Value at end of period	$12.59	$10.57	$9.25						
Number of accumulation units outstanding at end of period	150,662	81,916	85,685						
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.89	$8.75	$10.08						
Value at end of period	$11.45	$9.89	$8.75						
Number of accumulation units outstanding at end of period	67,384	51,831	19,473						
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
Value at beginning of period	$13.01	$11.34	$13.54	$12.98	$9.32	$16.57	$14.19	$12.26	$10.19
Value at end of period	$15.39	$13.01	$11.34	$13.54	$12.98	$9.32	$16.57	$14.19	$12.26
Number of accumulation units outstanding at end of period	4,702,205	4,960,652	5,450,225	6,235,952	6,614,845	6,379,548	5,622,595	3,861,348	1,887,611
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$13.39	$12.11	$13.15	$11.94	$9.06	$9.24			
Value at end of period	$15.02	$13.39	$12.11	$13.15	$11.94	$9.06			
Number of accumulation units outstanding at end of period	884,380	890,844	974,599	925,559	611,671	123,955			
ING BARON GROWTH PORTFOLIO									
Value at beginning of period	$14.08	$12.03	$12.03	$9.72	$7.35	$12.80	$12.33	$10.94	$10.02
Value at end of period	$19.11	$14.08	$12.03	$12.03	$9.72	$7.35	$12.80	$12.33	$10.94
Number of accumulation units outstanding at end of period	2,411,158	2,067,748	2,084,890	2,168,432	2,278,859	1,683,610	1,267,944	705,763	231,708
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$13.22	$11.39	$11.11	$10.62	$9.04	$12.96	$12.21	$10.96	$9.98
Value at end of period	$18.66	$13.22	$11.39	$11.11	$10.62	$9.04	$12.96	$12.21	$10.96
Number of accumulation units outstanding at end of period	895,919	766,091	767,082	682,527	789,101	821,610	588,535	415,891	263,578

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$12.37	$11.90	$10.86	$10.52	$9.88				
Value at end of period	$11.05	$12.37	$11.90	$10.86	$10.52				
Number of accumulation units outstanding at end of period	1,534,051	2,037,555	2,075,858	1,372,073	678,585				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
Value at beginning of period	$10.81	$9.66	$10.03	$9.04	$7.10	$11.92	$11.42	$10.90	$10.06
Value at end of period	$14.07	$10.81	$9.66	$10.03	$9.04	$7.10	$11.92	$11.42	$10.90
Number of accumulation units outstanding at end of period	676,008	827,322	747,108	575,135	878,402	602,834	342,900	143,761	86,496
ING BOND PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$10.76	$10.33	$9.99	$9.63	$8.78	$10.01			
Value at end of period	$10.41	$10.76	$10.33	$9.99	$9.63	$8.78			
Number of accumulation units outstanding at end of period	2,060,526	2,412,517	2,571,009	2,956,945	3,161,348	1,885,154			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$11.89	$9.67	$10.45	$9.21	$7.06	$12.28	$13.55	$11.16	
Value at end of period	$12.06	$11.89	$9.67	$10.45	$9.21	$7.06	$12.28	$13.55	
Number of accumulation units outstanding at end of period	668,043	741,634	827,801	942,274	1,125,921	1,160,397	867,793	386,762	
ING CLARION REAL ESTATE PORTFOLIO									
Value at beginning of period	$15.27	$13.52	$12.62	$10.08	$7.59	$12.62	$15.69	$11.65	$9.70
Value at end of period	$15.25	$15.27	$13.52	$12.62	$10.08	$7.59	$12.62	$15.69	$11.65
Number of accumulation units outstanding at end of period	580,521	601,804	734,674	888,216	1,235,669	1,487,036	1,500,463	1,455,548	864,134
ING COLUMBIA CONTRARIAN CORE PORTFOLIO									
Value at beginning of period	$9.64	$8.78	$9.42	$8.60	$6.68	$11.23	$11.03	$9.90	$9.96
Value at end of period	$12.71	$9.64	$8.78	$9.42	$8.60	$6.68	$11.23	$11.03	$9.90
Number of accumulation units outstanding at end of period	2,141,663	2,338,562	2,549,165	2,909,951	2,826,694	2,546,742	1,658,055	747,652	9,453
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$10.31	$9.23	$9.70	$7.92	$6.49	$10.07	$10.00	$10.05	
Value at end of period	$14.12	$10.31	$9.23	$9.70	$7.92	$6.49	$10.07	$10.00	
Number of accumulation units outstanding at end of period	729,308	885,977	987,514	1,056,933	1,277,289	1,392,520	991,087	475,068	
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$8.61	$7.46	$8.40	$6.88	$5.78	$10.37	$10.02		
Value at end of period	$10.51	$8.61	$7.46	$8.40	$6.88	$5.78	$10.37		
Number of accumulation units outstanding at end of period	1,022,769	1,118,806	1,211,813	1,341,550	1,226,303	1,252,147	423,733		
ING EURO STOXX 50® INDEX PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$8.39	$7.04	$8.70	$9.79	$9.75				
Value at end of period	$10.30	$8.39	$7.04	$8.70	$9.79				
Number of accumulation units outstanding at end of period	944,416	74,795	23,570	17,196	7,999				
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO									
Value at beginning of period	$14.34	$12.79	$14.68	$11.70	$8.59	$14.44	$12.89	$11.78	$10.68
Value at end of period	$19.07	$14.34	$12.79	$14.68	$11.70	$8.59	$14.44	$12.89	$11.78
Number of accumulation units outstanding at end of period	1,315,327	1,450,761	1,857,592	2,307,987	2,162,821	1,923,142	1,692,239	1,020,993	490,292
ING FRANKLIN INCOME PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$11.89	$10.80	$10.77	$9.74	$7.55	$10.91	$10.87	$10.02	
Value at end of period	$13.33	$11.89	$10.80	$10.77	$9.74	$7.55	$10.91	$10.87	
Number of accumulation units outstanding at end of period	3,278,193	3,163,412	3,488,970	3,240,253	3,508,528	2,802,507	2,010,837	591,765	

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.47	$9.42	$9.71	$8.90	$7.19	$11.82	$12.42		
Value at end of period	$13.07	$10.47	$9.42	$9.71	$8.90	$7.19	$11.82		
Number of accumulation units outstanding at end of period	1,121,840	1,182,190	1,373,670	1,455,006	1,737,617	1,377,127	1,251,633		
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.08	$8.01	$8.30	$7.66	$6.01	$9.55	$10.00		
Value at end of period	$11.01	$9.08	$8.01	$8.30	$7.66	$6.01	$9.55		
Number of accumulation units outstanding at end of period	6,075,962	6,149,063	6,811,239	7,912,667	8,798,432	9,027,246	4,152,264		
ING FTSE 100 INDEX® PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$11.53	$10.23	$10.91	$10.25	$9.96				
Value at end of period	$13.40	$11.53	$10.23	$10.91	$10.25				
Number of accumulation units outstanding at end of period	49,256	11,343	11,158	16,828	5,623				
ING GLOBAL PERSPECTIVES PORTFOLIO									
(Funds were first received in this option during June 2013)									
Value at beginning of period	$9.52								
Value at end of period	$10.35								
Number of accumulation units outstanding at end of period	4,823								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$8.32	$8.79	$9.96						
Value at end of period	$9.21	$8.32	$8.79						
Number of accumulation units outstanding at end of period	447,149	550,107	527,555						
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
Value at beginning of period	$16.84	$17.73	$19.95	$16.77	$12.47	$21.61	$16.58	$13.96	$10.22
Value at end of period	$18.71	$16.84	$17.73	$19.95	$16.77	$12.47	$21.61	$16.58	$13.96
Number of accumulation units outstanding at end of period	1,144,860	1,307,138	1,477,903	1,661,012	2,160,043	2,437,742	1,521,335	916,949	374,772
ING GLOBAL VALUE ADVANTAGE PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$8.40	$7.46	$7.94	$7.66	$6.03	$9.95			
Value at end of period	$9.33	$8.40	$7.46	$7.94	$7.66	$6.03			
Number of accumulation units outstanding at end of period	1,105,359	1,333,984	1,429,765	1,654,823	1,720,127	1,557,930			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$10.70	$9.49	$9.99						
Value at end of period	$13.61	$10.70	$9.49						
Number of accumulation units outstanding at end of period	6,715,446	7,282,526	7,999,350						
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$9.41	$8.33	$8.56	$7.69	$6.05	$9.94	$9.83		
Value at end of period	$11.99	$9.41	$8.33	$8.56	$7.69	$6.05	$9.94		
Number of accumulation units outstanding at end of period	2,577,662	2,869,161	3,372,024	1,508,277	1,590,312	502,600	1,808		
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$13.57	$10.81	$13.55	$12.89	$10.01				
Value at end of period	$13.79	$13.57	$10.81	$13.55	$12.89				
Number of accumulation units outstanding at end of period	175,890	381,656	270,761	591,229	156,911				

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING INDEX PLUS LARGECAP PORTFOLIO									
Value at beginning of period	$10.57	$9.47	$9.72	$8.74	$7.27	$11.87	$11.59	$10.37	$9.79
Value at end of period	$13.71	$10.57	$9.47	$9.72	$8.74	$7.27	$11.87	$11.59	$10.37
Number of accumulation units outstanding at end of period	212,616	230,523	275,594	346,809	387,324	469,351	556,600	460,829	262,580
ING INDEX PLUS MIDCAP PORTFOLIO									
Value at beginning of period	$12.56	$10.94	$11.35	$9.54	$7.42	$12.19	$11.84	$11.09	$9.74
Value at end of period	$16.49	$12.56	$10.94	$11.35	$9.54	$7.42	$12.19	$11.84	$11.09
Number of accumulation units outstanding at end of period	410,833	450,202	499,602	572,999	642,796	750,935	899,879	679,612	399,715
ING INDEX PLUS SMALLCAP PORTFOLIO									
Value at beginning of period	$10.91	$9.95	$10.27	$8.57	$7.04	$10.85	$11.87	$10.69	$9.89
Value at end of period	$15.18	$10.91	$9.95	$10.27	$8.57	$7.04	$10.85	$11.87	$10.69
Number of accumulation units outstanding at end of period	400,432	445,719	495,994	529,326	591,242	634,598	785,408	651,810	317,416
ING INTERMEDIATE BOND PORTFOLIO									
Value at beginning of period	$12.31	$11.54	$10.99	$10.26	$9.43	$10.56	$10.21	$10.06	$10.02
Value at end of period	$11.99	$12.31	$11.54	$10.99	$10.26	$9.43	$10.56	$10.21	$10.06
Number of accumulation units outstanding at end of period	5,713,225	6,010,478	6,407,892	6,900,837	7,298,104	7,660,460	6,329,691	2,860,220	325,330
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.85	$6.77	$7.91	$7.51	$6.03	$10.36			
Value at end of period	$9.30	$7.85	$6.77	$7.91	$7.51	$6.03			
Number of accumulation units outstanding at end of period	382,540	255,759	274,343	330,300	328,038	29,837			
ING INVESCO COMSTOCK PORTFOLIO									
Value at beginning of period	$10.91	$9.40	$9.82	$8.72	$6.94	$11.17	$11.68	$10.31	$9.93
Value at end of period	$14.41	$10.91	$9.40	$9.82	$8.72	$6.94	$11.17	$11.68	$10.31
Number of accumulation units outstanding at end of period	1,589,801	1,402,863	1,495,566	1,501,152	1,698,305	1,831,856	1,727,736	1,418,544	944,613
ING INVESCO EQUITY AND INCOME PORTFOLIO									
Value at beginning of period	$12.48	$11.34	$11.76	$10.73	$8.96	$11.99	$11.87	$10.80	$10.15
Value at end of period	$15.22	$12.48	$11.34	$11.76	$10.73	$8.96	$11.99	$11.87	$10.80
Number of accumulation units outstanding at end of period	941,077	764,190	855,353	1,016,286	901,367	927,899	496,199	341,790	164,473
ING INVESCO GROWTH AND INCOME PORTFOLIO									
Value at beginning of period	$11.85	$10.57	$11.05	$10.04	$8.29	$12.50	$12.46	$10.98	$10.34
Value at end of period	$15.51	$11.85	$10.57	$11.05	$10.04	$8.29	$12.50	$12.46	$10.98
Number of accumulation units outstanding at end of period	929,308	880,678	1,068,205	1,229,357	1,344,338	1,324,477	1,160,552	999,341	603,374
ING JAPAN TOPIX INDEX® PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.71	$9.23	$10.94	$9.84	$9.91				
Value at end of period	$11.86	$9.71	$9.23	$10.94	$9.84				
Number of accumulation units outstanding at end of period	121,213	20,956	75,418	121,864	6,042				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
Value at beginning of period	$22.10	$18.98	$23.74	$20.18	$12.03	$25.23	$18.63	$14.03	$11.39
Value at end of period	$20.38	$22.10	$18.98	$23.74	$20.18	$12.03	$25.23	$18.63	$14.03
Number of accumulation units outstanding at end of period	1,732,997	1,525,331	1,493,383	1,528,554	1,925,349	1,846,432	1,493,564	946,131	431,199
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.87	$10.11	$10.15	$8.44	$6.87	$10.19			
Value at end of period	$15.27	$11.87	$10.11	$10.15	$8.44	$6.87			
Number of accumulation units outstanding at end of period	999,407	1,160,101	817,172	593,467	336,575	166,422			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
Value at beginning of period	$13.47	$11.61	$12.03	$9.71	$7.79	$11.38	$11.83	$10.37	$9.84
Value at end of period	$18.31	$13.47	$11.61	$12.03	$9.71	$7.79	$11.38	$11.83	$10.37
Number of accumulation units outstanding at end of period	1,576,810	1,006,540	1,272,974	1,201,185	1,182,381	1,205,078	1,457,000	1,129,875	645,308

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$10.26	$10.21							
Value at end of period	$13.08	$10.26							
Number of accumulation units outstanding at end of period	10,975,298	11,991,007							
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
Value at beginning of period	$14.66	$12.72	$12.72	$11.39	$8.17	$11.54	$10.57	$10.23	$9.48
Value at end of period	$18.73	$14.66	$12.72	$12.72	$11.39	$8.17	$11.54	$10.57	$10.23
Number of accumulation units outstanding at end of period	3,567,179	963,200	1,048,579	752,641	523,070	81,178	54,625	63,285	35,457
ING LARGE CAP VALUE PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$11.16	$9.98	$10.04						
Value at end of period	$14.26	$11.16	$9.98						
Number of accumulation units outstanding at end of period	1,647,331	243,337	114,931						
ING LIQUID ASSETS PORTFOLIO									
Value at beginning of period	$9.71	$9.93	$10.15	$10.38	$10.58	$10.56	$10.29	$10.05	$9.99
Value at end of period	$9.50	$9.71	$9.93	$10.15	$10.38	$10.58	$10.56	$10.29	$10.05
Number of accumulation units outstanding at end of period	2,418,903	5,323,207	3,219,670	3,526,389	4,220,452	6,185,290	2,578,058	851,840	368,006
ING MARSICO GROWTH PORTFOLIO									
Value at beginning of period	$11.29	$10.26	$10.67	$9.10	$7.22	$12.36	$11.07	$10.79	$9.99
Value at end of period	$14.97	$11.29	$10.26	$10.67	$9.10	$7.22	$12.36	$11.07	$10.79
Number of accumulation units outstanding at end of period	1,462,272	1,602,125	1,861,982	1,866,596	1,834,544	1,874,070	1,489,965	1,003,525	530,901
ING MFS TOTAL RETURN PORTFOLIO									
Value at beginning of period	$11.51	$10.58	$10.65	$9.91	$8.60	$11.32	$11.13	$10.17	$9.98
Value at end of period	$13.35	$11.51	$10.58	$10.65	$9.91	$8.60	$11.32	$11.13	$10.17
Number of accumulation units outstanding at end of period	1,858,529	1,684,283	1,714,266	1,817,235	2,024,319	1,984,552	1,766,663	1,438,503	761,974
ING MFS UTILITIES PORTFOLIO									
Value at beginning of period	$18.32	$16.54	$15.89	$14.29	$11.00	$18.06	$14.50	$11.33	$10.05
Value at end of period	$21.53	$18.32	$16.54	$15.89	$14.29	$11.00	$18.06	$14.50	$11.33
Number of accumulation units outstanding at end of period	1,199,689	1,378,642	1,481,608	1,360,126	1,314,356	1,332,274	965,362	590,333	256,994
ING MIDCAP OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$16.31	$14.64	$15.09	$11.87	$8.61	$14.13	$11.52	$10.94	$9.95
Value at end of period	$21.01	$16.31	$14.64	$15.09	$11.87	$8.61	$14.13	$11.52	$10.94
Number of accumulation units outstanding at end of period	1,129,570	620,609	806,065	645,569	456,041	452,475	12,046	13,380	16,675
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
Value at beginning of period	$16.78	$14.81	$13.89	$12.47	$9.89	$14.16	$13.20	$11.12	$10.03
Value at end of period	$19.59	$16.78	$14.81	$13.89	$12.47	$9.89	$14.16	$13.20	$11.12
Number of accumulation units outstanding at end of period	1,733,975	1,596,618	1,808,041	1,698,916	1,592,061	1,522,406	1,572,528	1,302,865	815,601
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO									
Value at beginning of period	$11.33	$10.51	$11.25	$9.93	$8.18	$12.81	$12.47	$10.92	$10.26
Value at end of period	$14.44	$11.33	$10.51	$11.25	$9.93	$8.18	$12.81	$12.47	$10.92
Number of accumulation units outstanding at end of period	188,040	194,414	202,623	181,832	144,622	148,472	152,117	102,223	64,842
ING OPPENHEIMER GLOBAL PORTFOLIO									
Value at beginning of period	$13.60	$11.46	$12.79	$11.29	$8.29	$14.23	$13.69	$11.90	$10.11
Value at end of period	$16.87	$13.60	$11.46	$12.79	$11.29	$8.29	$14.23	$13.69	$11.90
Number of accumulation units outstanding at end of period	711,254	819,870	686,866	615,771	686,776	788,021	627,445	404,309	91,536
ING PIMCO HIGH YIELD PORTFOLIO									
Value at beginning of period	$15.44	$13.84	$13.55	$12.13	$8.30	$10.96	$10.89	$10.22	$10.12
Value at end of period	$15.95	$15.44	$13.84	$13.55	$12.13	$8.30	$10.96	$10.89	$10.22
Number of accumulation units outstanding at end of period	1,468,565	1,818,078	1,467,834	1,332,341	763,581	888,722	1,057,235	964,393	514,000

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
Value at beginning of period	$14.10	$13.25	$13.10	$12.43	$11.11	$10.90	$10.23	$10.02	$9.99
Value at end of period	$13.55	$14.10	$13.25	$13.10	$12.43	$11.11	$10.90	$10.23	$10.02
Number of accumulation units outstanding at end of period	10,045,361	15,957,963	15,712,347	12,487,874	17,216,896	13,368,895	3,259,805	724,175	408,828
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.51	$9.01	$8.76	$8.30	$8.24				
Value at end of period	$9.71	$9.51	$9.01	$8.76	$8.30				
Number of accumulation units outstanding at end of period	3,300,717	4,156,178	4,321,680	4,168,615	4,249,497				
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.90	$9.87	$10.21	$9.36	$9.21				
Value at end of period	$12.65	$10.90	$9.87	$10.21	$9.36				
Number of accumulation units outstanding at end of period	27,846,789	29,989,313	31,903,621	34,365,094	36,726,556				
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$11.15	$10.22	$10.44	$9.62	$9.49				
Value at end of period	$12.62	$11.15	$10.22	$10.44	$9.62				
Number of accumulation units outstanding at end of period	20,377,590	20,409,473	21,679,285	23,681,091	24,379,246				
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$11.36	$10.53	$10.55	$9.84	$9.75				
Value at end of period	$12.22	$11.36	$10.53	$10.55	$9.84				
Number of accumulation units outstanding at end of period	11,333,598	11,698,501	12,586,824	13,298,068	14,101,197				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$15.76	$14.10	$13.88	$12.61	$10.52				
Value at end of period	$20.30	$15.76	$14.10	$13.88	$12.61				
Number of accumulation units outstanding at end of period	295,216	306,348	234,212	194,661	202,887				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.94	$8.81	$8.82	$8.06	$6.67	$10.28			
Value at end of period	$12.81	$9.94	$8.81	$8.82	$8.06	$6.67			
Number of accumulation units outstanding at end of period	1,039,135	924,519	1,091,340	770,234	775,612	90,331			
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$15.08	$13.30	$13.52	$12.44	$10.15				
Value at end of period	$19.38	$15.08	$13.30	$13.52	$12.44				
Number of accumulation units outstanding at end of period	230,236	426,916	102,951	79,615	62,529				
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$17.18	$15.21	$15.90	$12.92	$10.35				
Value at end of period	$22.67	$17.18	$15.21	$15.90	$12.92				
Number of accumulation units outstanding at end of period	594,985	601,822	696,930	720,649	764,679				
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.12	$9.74	$10.17	$8.33	$6.09	$10.40			
Value at end of period	$14.56	$11.12	$9.74	$10.17	$8.33	$6.09			
Number of accumulation units outstanding at end of period	1,338,656	1,056,553	661,835	612,162	549,783	269,460			

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$11.21	$9.89	$10.56	$8.56	$6.93	$10.15			
Value at end of period	$15.17	$11.21	$9.89	$10.56	$8.56	$6.93			
Number of accumulation units outstanding at end of period	1,408,707	726,235	871,768	998,816	684,974	473,719			
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$15.00	$13.34	$13.57	$10.50	$8.22	$12.85	$11.96	$10.89	$9.83
Value at end of period	$20.35	$15.00	$13.34	$13.57	$10.50	$8.22	$12.85	$11.96	$10.89
Number of accumulation units outstanding at end of period	92,333	105,920	115,672	127,524	139,342	155,145	203,504	255,078	164,649
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$11.41	$10.21	$10.73	$8.85	$7.11	$10.08			
Value at end of period	$15.33	$11.41	$10.21	$10.73	$8.85	$7.11			
Number of accumulation units outstanding at end of period	408,374	461,436	736,637	506,955	482,284	259,588			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
Value at beginning of period	$14.21	$12.69	$12.61	$11.31	$8.68	$12.24	$11.99	$10.69	$10.26
Value at end of period	$16.98	$14.21	$12.69	$12.61	$11.31	$8.68	$12.24	$11.99	$10.69
Number of accumulation units outstanding at end of period	10,947,214	10,668,018	10,778,733	13,092,232	12,156,423	12,124,598	10,985,761	7,817,694	4,248,742
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
Value at beginning of period	$11.68	$10.19	$10.51	$9.35	$7.65	$12.16	$12.07	$10.36	$10.06
Value at end of period	$14.82	$11.68	$10.19	$10.51	$9.35	$7.65	$12.16	$12.07	$10.36
Number of accumulation units outstanding at end of period	2,101,496	2,071,088	2,208,130	1,894,674	1,974,300	1,818,540	1,791,740	1,389,277	778,013
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.15	$8.75	$9.07	$7.96	$5.70	$10.12	$10.07		
Value at end of period	$13.80	$10.15	$8.75	$9.07	$7.96	$5.70	$10.12		
Number of accumulation units outstanding at end of period	1,624,212	978,913	777,222	726,146	556,710	316,266	229,437		
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
Value at beginning of period	$13.01	$11.20	$13.06	$11.74	$8.72	$17.66	$14.98	$12.35	$10.02
Value at end of period	$14.54	$13.01	$11.20	$13.06	$11.74	$8.72	$17.66	$14.98	$12.35
Number of accumulation units outstanding at end of period	568,636	657,575	613,215	666,726	830,081	1,147,804	675,841	326,904	113,067
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$9.93	$8.56	$9.97	$9.39	$7.28	$12.53	$11.12	$10.09	
Value at end of period	$11.65	$9.93	$8.56	$9.97	$9.39	$7.28	$12.53	$11.12	
Number of accumulation units outstanding at end of period	3,605,996	3,759,515	1,488,692	1,674,847	1,550,533	1,592,210	743,055	126,106	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
Value at beginning of period	$11.62	$9.76	$10.58	$10.04	$7.76	$13.16	$13.14	$11.02	$9.91
Value at end of period	$14.85	$11.62	$9.76	$10.58	$10.04	$7.76	$13.16	$13.14	$11.02
Number of accumulation units outstanding at end of period	781,982	805,558	833,154	897,776	979,337	948,730	984,783	497,596	203,295
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.49	$11.34	$10.84	$10.47	$10.14	$9.99			
Value at end of period	$10.92	$11.49	$11.34	$10.84	$10.47	$10.14			
Number of accumulation units outstanding at end of period	1,114,224	1,432,152	1,868,365	1,221,702	1,591,933	989,453			
INVESCO V.I. AMERICAN FRANCHISE FUND									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$9.88	$10.28							
Value at end of period	$13.54	$9.88							
Number of accumulation units outstanding at end of period	28,758	29,966							

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005
PROFUND VP BULL									
Value at beginning of period	$10.16	$9.12	$9.32	$8.47	$6.96	$11.42	$11.28	$10.15	$9.95
Value at end of period	$12.89	$10.16	$9.12	$9.32	$8.47	$6.96	$11.42	$11.28	$10.15
Number of accumulation units outstanding at end of period	14,723	16,513	20,966	22,747	23,742	23,667	25,302	36,682	20,852
PROFUND VP EUROPE 30									
Value at beginning of period	$9.90	$8.68	$9.74	$9.70	$7.50	$13.70	$12.22	$10.64	$9.67
Value at end of period	$11.78	$9.90	$8.68	$9.74	$9.70	$7.50	$13.70	$12.22	$10.64
Number of accumulation units outstanding at end of period	15,711	17,567	19,656	20,900	23,691	25,278	26,641	44,976	51,656
PROFUND VP RISING RATES OPPORTUNITY									
Value at beginning of period	$3.23	$3.55	$5.80	$7.07	$5.47	$9.01	$9.72	$9.02	$9.65
Value at end of period	$3.68	$3.23	$3.55	$5.80	$7.07	$5.47	$9.01	$9.72	$9.02
Number of accumulation units outstanding at end of period	74,648	82,819	69,935	78,500	84,193	87,872	101,782	111,199	122,680

APPENDIX B

The Investment Portfolios

In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	Voya Index Plus SmallCap Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Class S2)	Voya International Index Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Bull	Voya Limited Maturity Bond Portfolio (Class S)
ProFund VP Europe 30	Voya SmallCap Opportunities Portfolio (Class S)
ProFund VP Rising Rates Opportunity	VY Clarion Global Real Estate Portfolio (Class S)
Voya Global Resources Portfolio (Class S)	VY Clarion Real Estate Portfolio (Class S)
Voya Growth and Income Portfolio (Class S)	VY Columbia Small Cap Value II Portfolio (Class S)
Voya Index Plus LargeCap Portfolio (Class S)	VY Invesco Equity and Income Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)	VY JP Morgan Mid Cap Value Portfolio (Class S)

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocation are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure (such as the Retirement) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks high total investment return.
Voya EURO STOXX 50® Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.
Voya FTSE 100 Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.
Voya Global Perspectives Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Resources Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Hang Seng Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.
VoyaHigh Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Japan TOPIX Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
VY BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY DFA World Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
VY FMR[SM] Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company * FMR[SM] is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
VY Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
VY Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
VY Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
VY Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks long-term growth through investments in stocks.
VY T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investment Management Co. LLC and ING Investments, LLC in connection with the Portfolio (the "product"), but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the product or any other person: (i) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (ii) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (iii) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the Index is given or may be implied. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (I) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENT MANAGEMENT CO. LLC AND ING INVESTMENTS, LLC IN CONNECTION WITH THE PRODUCT; OR (II) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (III) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (IV) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE PRODUCT IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

APPENDIX C

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for Fixed Account II.

Transfers from a Fixed Interest Allocation
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the Voya Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect

Withdrawals from a Fixed Interest Allocation
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

(1) We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.
(2) We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.
(3) We add (1) and (2).
(4) We subtract from (3) any transfers from that Fixed Interest Allocation.
(5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for Fixed Account II.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account II.

APPENDIX D

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account is registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2014. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

APPENDIX E

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the third contract year of 30% of the contract value of $90,000.

In this example, $15,000 (the greater of earnings less any previous withdrawals, which is $90,000 - $75,000, which equals $15,000, and 10% of premium payments, which is $7,500) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $12,000 ($27,000 - $15,000) is considered an excess withdrawal and would be subject to a 4% surrender charge of $480 ($12,000 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

APPENDIX F

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Special Funds.

7% MGDB if 50% invested in Special Funds

End of Yr	Covered	Special	Total
0	500	500	1,000
1	535	500	1,035
2	572	500	1,072
3	613	500	1,113
4	655	500	1,155
5	701	500	1,201
6	750	500	1,250
7	803	500	1,303
8	859	500	1,359
9	919	500	1,419
10	984	500	1,484

7% MGDB if 0% invested in Special Funds

End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	1,501	—	1,501
7	1,606	—	1,606
8	1,718	—	1,718
9	1,838	—	1,838
10	1,967	—	1,967

7% MGDB if 100% invested in Special Funds

End of Yr	Covered	Special	Total
0	0	1,000	1,000
1	0	1,000	1,000
2	0	1,000	1,000
3	0	1,000	1,000
4	0	1,000	1,000
5	0	1,000	1,000
6	0	1,000	1,000
7	0	1,000	1,000
8	0	1,000	1,000
9	0	1,000	1,000
10	0	1,000	1,000

7% MGDB if transferred to Special Funds at the beginning of year 6

End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	—	1,403	1,403
7	—	1,403	1,403
8	—	1,403	1,403
9	—	1,403	1,403
10	—	1,403	1,403

7% MGDB if transferred to Covered Funds at the beginning of year 6

End of Yr	Covered	Special	Total
0	—	1,000	1,000
1	—	1,000	1,000
2	—	1,000	1,000
3	—	1,000	1,000
4	—	1,000	1,000
5	—	1,000	1,000
6	1,070	—	1,070
7	1,145	—	1,145
8	1,225	—	1,225
9	1,311	—	1,311
10	1,403	—	1,403

Example #2: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Excluded Funds.

7% MGDB if 50% invested in Excluded Funds

	Covered		Excluded		Total		
End of Yr	**7% MGDB**	AV	"7% MGDB"	**AV**	**7% MGDB**	AV	Death Benefit
0	**500**	500	500	**500**	**1,000**	1,000	1,000
1	**535**	510	535	**510**	**1,045**	1,020	1,045
2	**572**	490	572	**490**	**1,062**	980	1,062
3	**613**	520	613	**520**	**1,133**	1,040	1,133
4	**655**	550	655	**550**	**1,205**	1,100	1,205
5	**701**	450	701	**450**	**1,151**	900	1,151
6	**750**	525	750	**525**	**1,275**	1,050	1,275
7	**803**	600	803	**600**	**1,403**	1,200	1,403
8	**859**	750	859	**750**	**1,609**	1,500	1,609
9	**919**	500	919	**500**	**1,419**	1,000	1,419
10	**984**	300	984	**300**	**1,284**	600	1,284

7% MGDB if 0% invested in Excluded Funds

	Covered		
End of Yr	7% MGDB	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,070
2	1,145	980	1,145
3	1,225	1,040	1,225
4	1,311	1,100	1,311
5	1,403	900	1,403
6	1,501	1,050	1,501
7	1,606	1,200	1,606
8	1,718	1,500	1,718
9	1,838	1,000	1,838
10	1,967	600	1,967

7% MGDB if 100% invested in Excluded Funds

	Excluded		
End of Yr	"7% MGDB"	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,020
2	1,145	980	980
3	1,225	1,040	1,040
4	1,311	1,100	1,100
5	1,403	900	900
6	1,501	1,050	1,050
7	1,606	1,200	1,200
8	1,718	1,500	1,500
9	1,838	1,000	1,000
10	1,967	600	600

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

Transfer from Covered Funds to Excluded Funds at the beginning of year 6							
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	"7% MGDB"	AV	7% MGDB	AV	Death Benefit
—	**1,000**	1,000	—	—	**1,000**	1,000	1,000
1	**1,070**	1,020	—	—	**1,070**	1,020	1,070
2	**1,145**	980	—	—	**1,145**	980	1,145
3	**1,225**	1,040	—	—	**1,225**	1,040	1,225
4	**1,311**	1,100	—	—	**1,311**	1,100	1,311
5	**1,403**	900	—	—	**1,403**	900	1,403
6	—	—	1,501	**1,050**	**1,050**	1,050	1,050
7	—	—	1,606	**1,200**	**1,200**	1,200	1,200
8	—	—	1,718	**1,500**	**1,500**	1,500	1,500
9	—	—	1,838	**1,000**	**1,000**	1,000	1,000
10	—	—	1,967	**600**	**600**	600	600

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or pro-rata portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

Transfer from Excluded Funds to Covered Funds at the beginning of year 6							
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	"7% MGDB"	AV	7% MGDB	AV	Death Benefit
—	—	—	1,000	**1,000**	**1,000**	1,000	1,000
1	—	—	1,070	**1,020**	**1,020**	1,020	1,020
2	—	—	1,145	**980**	**980**	980	980
3	—	—	1,225	**1,040**	**1,040**	1,040	1,040
4	—	—	1,311	**1,100**	**1,100**	1,100	1,100
5	—	—	1,403	**900**	**900**	900	900
6	**963**	1,050	—	—	**963**	1,050	1,050
7	**1,030**	1,200	—	—	**1,030**	1,200	1,200
8	**1,103**	1,500	—	—	**1,103**	1,500	1,500
9	**1,180**	1,000	—	—	**1,180**	1,000	1,180
10	**1,262**	600	—	—	**1,262**	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

APPENDIX G

Examples of Minimum Guaranteed Income Benefit Calculation

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
Example 1					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$100,000	$89,746	$89,188	$89,188
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$469.00	$420.91	$418.29	$418.29
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$469.00	$746.78	$820.30	$871.45
Example 2					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$134,392	$122,674	$122,065	$122,065
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$630.30	$575.34	$572.48	$572.48
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$122,674	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$630.30	$746.78	$820.30	$871.45
Example 3					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$215,892	$200,815	$200,449	$ 200,448
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,012.54	$941.82	$940.11	$940.10
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$200,815	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$837.40	$835.87	$887.98
	Income	$1,012.54	$941.82	$940.11	$940.10

Example 4					
Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$254,233	$236,719	$236,665	$236,238
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$236,719	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$987.12	$986.89	$1,046.53
	Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

APPENDIX H

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

<u>Illustration 1: Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.</u>

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and Account Value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate pro-rata reduction to the ING LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

<u>Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.</u>

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

<u>Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.</u>

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $50,000 - $1,500)) to $4,794 ((1 - 4.12%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

APPENDIX I

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

APPENDIX J

ING LifePay Plus and ING Joint LifePay Plus

Important Note: *The information immediately below pertains to the form of the ING LifePay Plus and ING Joint LifePay Plus riders available for sale on and after April 28, 2008 through May 1, 2009 in states where approved (page J-8 for the ING Joint LifePay Plus rider). If this form of the ING LifePay Plus or ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-15 for more information (page J-22 for the ING Joint LifePay Plus rider).*

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the ING LifePay or ING LifePay Plus rider, then you may be eligible to elect this version of the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.85%

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.75% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the

Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges, or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal confirmation of the Contract but before the ING LIfePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual

Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to75
6%	76 to79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
5%	59½ to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2 009).

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
9) change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

Important Note: *The below information pertains to the form of the ING Joint LifePay Plus rider available for sale beginning on and after April 28, 2008 through May 1, 2009, in states where approved. If this form of the ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-24.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Eligibility. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The ING Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the ING Joint LifePay or ING Joint LifePay Plus rider, then you may be eligible to elect this version of the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint

LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. See "Divorce" below for more information.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.05%

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.95% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges, or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual

Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up. If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to75
6%	76 to79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will not longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

ING LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

Important Note: *The information immediately below pertains to the form of the ING LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact Customer Service for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly Contract anniversary

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider date is also the Contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.60%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;

3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender or annuitization of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Plus Rider Works. The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received, ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current Contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.
5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current Contract value, if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;
3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
6) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
7) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly Contract anniversary that the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
   (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider.
4) The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

Important Note: *The information immediately below pertains to the form of the ING Joint LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact Customer Service for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.85%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay Plus rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;

4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of

- The current ING Joint LifePay Plus Base; or
- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of

- The current ING Joint LifePay Plus Base; or
- The current Contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustrations 1 and 2 at the end of this appendix for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.
5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current Contract value, if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

APPENDIX K

ING LifePay and ING Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a Contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that Contract anniversary.

Rider Date. The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the Contract is issued, the rider date is also the Contract date.

Charge. The charge for the ING LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.20%	0.50%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay rider.

Termination. The ING LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay rider to terminate automatically are discussed below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender or annuitization of the Contract; or
5) the death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Rider Works. The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

1) If you purchased the ING LifePay rider on the Contract date, the initial ING LifePay Base is equal to the initial premium.
2) If you purchased the ING LifePay rider after the Contract date, the initial ING LifePay Base is equal to the Contract value on the effective date of the rider.

The initial ING LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the Contract value if the Contract value is greater than the current ING LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
50-59	4%
60-75	5%
76-80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.
7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the Contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the Contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 at the end of this Appendix.

Investment Option Restrictions. While the ING LifePay rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the following conditions are met:

1) The spouse is at least 50 years old on the date the Contract is continued; and
2) The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Base will be reset to equal the greater of the ING LifePay Base and the then current Contract value;
3) The ING LifePay charges will restart and be the same as were in effect prior to the claim date; and
4) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) On the Contract anniversary following the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that Contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that Contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions.
3) The rider charges will restart on the Contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges.

Loans. The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. For Contracts with the ING LifePay rider, you may elect the ING Joint LifePay rider in place of the ING LifePay rider for a limited time. For more information, please contact Customer Service. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

Charge. The charge for the ING Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay rider. These events automatically cancel the ING Joint LifePay rider.

Termination. The ING Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the ING Joint LifePay rider may only be in the Withdrawal Phase. The ING Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING Joint LifePay by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments and the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.
3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65-75	5%
76-80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 at the end of this appendix.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the

Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. The currently available Accepted Funds are listed in Appendix N. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in Appendix N. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

APPENDIX L

Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where ING LifePay is Not Available.)

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years;
2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Please see MGWB Excess Withdrawal Amount Examples below.
Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

1) your contract value is greater than zero;
2) your MGWB Withdrawal Account is greater than zero;
3) you have not reached your latest allowable annuity start date;
4) you have not elected to annuitize your Contract; and
5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

1) your MGWB Withdrawal Account is greater than zero;
2) you have not reached your latest allowable annuity start date;
3) you have not elected to annuitize your Contract; and
4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (i) your Contract's latest annuity start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner.

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

Minimum Guaranteed Withdrawal Benefit rider[1]:

As an Annual Charge[2]	As a Quarterly Charge	Maximum Annual Charge if Step-Up Benefit Elected[3]
0.45% of contract value	0.1125% of contract value	1.00% of contract value

[1] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[2] If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value. Please see "Minimum Reset Option" above.

[3] If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value. Please see "Step-Up Benefit" above.

MGWB Excess Withdrawal Amount Examples. The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

Example #1: Owner has invested only in Covered Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000/$93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced pro-rata based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98 ($68,000 * (1 – $1,000 / $53,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

APPENDIX M

State Variations

This Appendix M contains important state specific variations for Contracts issued in Massachusetts and Washington. The prospectus and this Appendix M provide a general description of the Contract, so please see your Contract, any endorsements and riders for the details.

For Contracts issued in the Commonwealth of Massachusetts, the following provisions apply:

1. The Fixed Interest Division is not available.
2. TSA loans are not available.
3. The Waiver of Surrender Charge for Extended Medical Care or Terminal Illness is not available.

For Contracts issued in the State of Washington, the following provisions apply:

1. The Fixed Account is not available.
2. The Minimum Guaranteed Income Benefit (MGIB) Rider Charge," is only deducted from the subaccounts in which you are invested. No deduction will be made from the Fixed Interest Division.
3. The following describes the death benefit options for Contracts issued in the State of Washington **on or before April 30, 2009**. Other than as described below, please see the prospectus for a full description of your death benefit options and other Contract features.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value; and
2) the cash surrender value.

The **Standard Death Benefit** equals the **greatest** of the Base Death Benefit, the floor, and the Standard Minimum Guaranteed Death Benefit.

The Standard Minimum Guaranteed Death Benefit equals the initial premium payment, increased by premium payments after issue, and reduced by a pro-rata adjustment for any withdrawal.

The floor for the Death Benefit is the total premium payments made under the Contract reduced by a pro-rata adjustment for any withdrawal.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the 5.5% Solution Enhanced Death Benefit and the Max 5.5 Enhanced Death Benefit, certain investment portfolios, and the Fixed Account are designated as "Special Funds."

The following investment options are designated as Special Funds: the Liquid Assets Portfolio and the Fixed Interest Division.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the 5.5% Max Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 5.5% Solution is not available as a standalone death benefit, but the calculation is used to determine the Max 5.5 Enhanced Death Benefit

The **5.5% Solution Enhanced Death Benefit** equals the **greatest** of:

1) the Standard Death Benefit;
2) the floor; and
3) the sum of the contract value allocated to Special Funds and the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

For Contract issued on or after April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals premiums, adjusted for withdrawals and transfers, accumulated at 5.5% until the attainment of age 80 and thereafter at 0%, subject to a floor as described below. For Contracts issued before April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit allows for accumulation to continue beyond age 80, subject to the cap. Please see your contract for details regarding the terms of your death benefit.

Withdrawals of up to 5.5% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 5.5% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a pro-rata adjustment to the 5.5% Solution Minimum Guaranteed Death Benefit is made. The amount of the pro-rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the pro-rata adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds will equal the lesser of the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit in Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds on a pro-rata basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

The floor for the 5.5 % Solution Enhanced Death Benefit is determined by the same calculations described above for the 5.5% Solution Minimum Guaranteed Death Benefit except as follows: If you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 5.5% annual effective rate as described above, subject to the age limit described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater of**:

1) the Standard Death Benefit; and
2) the Annual Ratchet Minimum Guaranteed Death Benefit.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium payment;
2) increased dollar for dollar by any premium added after issue;
3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit from the prior anniversary (adjusted for new premiums and partial withdrawals) and the current contract value.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro-rata basis, based on the amount withdrawn. The amount of the pro-rata adjustment for withdrawals will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value before withdrawal.

The **Max 5.5 Enhanced Death Benefit** equals the greater of the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Death Benefit for Excluded Funds

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds on a pro-rata basis. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components on a pro-rata basis. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

4. The charges, fees and expenses are as described in the prospectus for the applicable variable annuity contract with the exception of the mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit. The mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit elected is 1.90%

APPENDIX N

Accepted Funds and Fixed Allocation Funds for Living Benefit Riders

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Growth Portfolio
Voya Global Perspectives Portfolio	VY Invesco Equity and Income Portfolio
Voya Liquid Assets Portfolio	VY MFS Total Return Portfolio
Voya Retirement Conservative Portfolio	VY T. Rowe Price Capital Appreciation Portfolio
Voya Retirement Growth Portfolio	Fixed Interest Allocation
Voya Retirement Moderate Portfolio	

For MGIB, ING LifePay, ING Joint LifePay, ING LifePay Plus and ING Joint LifePay Plus riders purchased before January 12, 2009; the following are additional Accepted Funds:

Voya Global Value Advantage Portfolio
VY Franklin Templeton Founding Strategy Portfolio

Currently, the Accepted Funds for the Income Optimizer are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Portfolio
Voya Liquid Assets Portfolio	VY Invesco Equity and Income Portfolio
Voya Retirement Conservative Portfolio	Fixed Interest Allocation
Voya Retirement Moderate Growth Portfolio	

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

Voya Intermediate Bond Portfolio
Voya U.S. Bond Index Portfolio
VY BlackRock Inflation Protected Bond Portfolio

Statement of Additional Information

ING GOLDENSELECT LANDMARK®

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2014

Table of Contents

Item	Page
Introduction	1
Description of ING USA Annuity and Life Insurance Company	1
Separate Account B of ING USA Annuity and Life Insurance Company	1
Safekeeping of Assets	1
Experts	1
Distribution of Contracts	2
Published Ratings	2
Accumulation Unit Value	2
Performance Information	3
Other Information	4
Condensed Financial Information (Accumulation Unit Values)	CFI-1
Financial Statements of Separate Account B of ING USA Annuity and Life Insurance Company	S-1
Financial Statements of ING USA Annuity and Life Insurance Company	C-1

Introduction
This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company
ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Separate Account B of ING USA Annuity and Life Insurance Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account B.

Experts
The statements of assets and liabilities of Separate Account B as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2013, 2012 and 2011 commissions paid by ING USA, including amounts paid by its affiliated Companies, RLNY and ILIAC, to Directed Services LLC aggregated $242,125,652, $225,489,553 and $218,345,765, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $147,389,859, $141,124,215 and $143,404,615 for the years ended 2013, 2012 and 2011, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)

EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Voya Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Voya Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Voya Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2013, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2013, including portfolio names. Portfolio name changes after December 31, 2013 are not reflected in the following information.

Separate Account Annual Charges of 1.65%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.50	$9.71	$10.24	$9.49	$7.98	$10.09				
Value at end of period	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98				
Number of accumulation units outstanding at end of period	26,540,757	28,554,570	33,149,680	32,649,952	29,137,036	14,862,682				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29	$16.67	$13.83
Value at end of period	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29	$16.67
Number of accumulation units outstanding at end of period	610,638	703,714	784,809	894,397	1,055,356	1,247,388	1,669,952	2,192,902	2,694,431	1,745,035
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.33	$10.71	$10.82	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92	$9.98
Value at end of period	$15.50	$12.33	$10.71	$10.82	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92
Number of accumulation units outstanding at end of period	1,083,320	1,255,051	1,456,083	1,758,440	2,015,556	2,321,019	2,996,250	2,729,417	2,083,613	1,820,927
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.81	$9.51	$9.59	$8.71	$7.18	$9.96				
Value at end of period	$13.09	$10.81	$9.51	$9.59	$8.71	$7.18				
Number of accumulation units outstanding at end of period	10,189,860	10,359,742	10,629,129	11,286,916	11,176,781	6,791,321				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.68	$9.30	$10.14							
Value at end of period	$12.80	$10.68	$9.30							
Number of accumulation units outstanding at end of period	318,397	185,529	100,327							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.00	$8.79	$10.02							
Value at end of period	$11.65	$10.00	$8.79							
Number of accumulation units outstanding at end of period	364,104	210,036	86,037							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.77	$15.41	$18.30	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54	$11.61
Value at end of period	$21.15	$17.77	$15.41	$18.30	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54
Number of accumulation units outstanding at end of period	9,442,468	10,332,254	11,673,254	13,733,676	14,447,525	13,747,430	9,721,538	7,272,815	4,950,832	2,513,020
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.72	$12.34	$13.33	$12.03	$9.08	$9.98				
Value at end of period	$15.48	$13.72	$12.34	$13.33	$12.03	$9.08				
Number of accumulation units outstanding at end of period	2,895,320	3,253,704	3,636,251	2,692,196	1,950,103	447,067				
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99	$9.97	
Value at end of period	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99	
Number of accumulation units outstanding at end of period	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820	2,907,330	1,977,073	966,411	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.47	$11.53	$11.19	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89	$9.95
Value at end of period	$19.12	$13.47	$11.53	$11.19	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89
Number of accumulation units outstanding at end of period	2,498,942	2,151,360	2,144,534	1,954,357	2,271,236	2,194,489	1,676,945	1,500,555	1,302,047	346,643
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.63	$12.08	$10.96	$10.57	$9.89					
Value at end of period	$11.34	$12.63	$12.08	$10.96	$10.57					
Number of accumulation units outstanding at end of period	5,900,014	10,933,746	9,269,173	4,954,370	3,586,830					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$12.16	$10.80	$11.16	$10.00	$7.81	$13.04	$12.42	$11.78	$10.86	$9.94
Value at end of period	$15.92	$12.16	$10.80	$11.16	$10.00	$7.81	$13.04	$12.42	$11.78	$10.86
Number of accumulation units outstanding at end of period	1,578,582	2,003,624	1,930,199	1,660,779	1,835,417	1,686,153	1,199,204	927,783	1,015,999	188,506
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$11.06	$10.56	$10.16	$9.74	$8.83	$10.01				
Value at end of period	$10.76	$11.06	$10.56	$10.16	$9.74	$8.83				
Number of accumulation units outstanding at end of period	8,417,928	9,294,174	9,839,246	10,751,092	11,050,737	6,792,467				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60	$11.05		
Value at end of period	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60		
Number of accumulation units outstanding at end of period	1,982,123	2,247,770	2,541,000	2,903,282	3,360,508	3,566,733	2,153,514	740,231		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64	$36.64
Value at end of period	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64
Number of accumulation units outstanding at end of period	312,233	363,597	431,868	510,504	613,664	710,187	905,352	1,081,799	935,631	672,058
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91	$9.96	
Value at end of period	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91	
Number of accumulation units outstanding at end of period	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741	2,974,581	1,247,916	43,804	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04	$9.95		
Value at end of period	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04		
Number of accumulation units outstanding at end of period	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155	2,975,002	1,490,670		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.88	$7.65	$8.56	$6.97	$5.82	$10.39	$10.00			
Value at end of period	$10.89	$8.88	$7.65	$8.56	$6.97	$5.82	$10.39			
Number of accumulation units outstanding at end of period	5,043,048	5,473,528	6,207,831	7,272,716	7,068,642	7,174,467	3,410,381			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.54	$7.13	$8.76	$9.81	$9.43					
Value at end of period	$10.54	$8.54	$7.13	$8.76	$9.81					
Number of accumulation units outstanding at end of period	540,019	155,577	69,939	169,739	6,282					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.77	$14.87	$16.98	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72	$9.56
Value at end of period	$22.43	$16.77	$14.87	$16.98	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72
Number of accumulation units outstanding at end of period	3,666,566	4,250,538	5,271,380	6,525,329	238,063	243,970	330,637	198,145	213,623	38,198

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91	$9.99		
Value at end of period	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91		
Number of accumulation units outstanding at end of period	6,846,612	7,313,546	7,981,690	7,970,975	8,015,179	7,440,765	5,223,391	1,672,877		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.80	$9.67	$9.91	$9.04	$7.26	$11.87	$12.42			
Value at end of period	$13.57	$10.80	$9.67	$9.91	$9.04	$7.26	$11.87			
Number of accumulation units outstanding at end of period	3,253,860	3,556,319	4,121,112	4,677,692	4,913,841	4,632,152	3,512,368			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.37	$8.22	$8.47	$7.77	$6.07	$9.59	$10.06			
Value at end of period	$11.43	$9.37	$8.22	$8.47	$7.77	$6.07	$9.59			
Number of accumulation units outstanding at end of period	22,246,521	22,813,625	25,269,581	28,072,976	29,916,528	31,131,536	14,012,616			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.74	$10.36	$10.98	$10.26	$9.74					
Value at end of period	$13.72	$11.74	$10.36	$10.98	$10.26					
Number of accumulation units outstanding at end of period	64,021	28,939	26,615	95,140	4,460					
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.17									
Value at end of period	$10.39									
Number of accumulation units outstanding at end of period	50,206									
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.42	$8.84	$9.96							
Value at end of period	$9.37	$8.42	$8.84							
Number of accumulation units outstanding at end of period	1,543,729	1,782,262	2,030,066							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$36.07	$37.76	$42.26	$35.32	$26.11	$45.01	$34.34	$28.76	$21.23	$20.28
Value at end of period	$40.31	$36.07	$37.76	$42.26	$35.32	$26.11	$45.01	$34.34	$28.76	$21.23
Number of accumulation units outstanding at end of period	1,493,790	1,819,783	2,069,620	2,544,301	3,158,457	3,200,961	2,276,793	1,627,379	1,133,308	643,253
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.64	$7.63	$8.07	$7.75	$6.06	$9.91				
Value at end of period	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06				
Number of accumulation units outstanding at end of period	5,925,444	6,852,070	7,458,354	8,081,998	8,771,637	8,258,859				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.81	$9.54	$9.99							
Value at end of period	$13.84	$10.81	$9.54							
Number of accumulation units outstanding at end of period	15,162,759	17,745,331	20,163,139							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95	$9.83			
Value at end of period	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95			
Number of accumulation units outstanding at end of period	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386	15,528			

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.86	$10.98	$13.68	$12.94	$9.99					
Value at end of period	$14.16	$13.86	$10.98	$13.68	$12.94					
Number of accumulation units outstanding at end of period	570,817	659,734	823,295	1,180,071	594,631					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67	$8.92
Value at end of period	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67
Number of accumulation units outstanding at end of period	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394	2,011,974	1,941,369	1,717,454	1,211,622
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92	$9.49
Value at end of period	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92
Number of accumulation units outstanding at end of period	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831	2,026,223	1,783,464	1,374,933	505,878
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33	$9.39
Value at end of period	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33
Number of accumulation units outstanding at end of period	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205	1,814,376	1,573,446	1,104,254	456,418
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54	$11.40	$11.08
Value at end of period	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54	$11.40
Number of accumulation units outstanding at end of period	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749	18,045,939	9,597,875	3,017,046	1,881,640
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22				
Value at end of period	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05				
Number of accumulation units outstanding at end of period	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276				
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35	$12.13	
Value at end of period	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35	
Number of accumulation units outstanding at end of period	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881	2,285,681	2,066,249	1,620,818	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84	$10.16	
Value at end of period	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84	
Number of accumulation units outstanding at end of period	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180	1,231,628	629,056	369,153	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12	$25.05	$22.32
Value at end of period	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12	$25.05
Number of accumulation units outstanding at end of period	1,108,099	1,194,456	1,424,895	1,501,512	1,868,297	1,880,516	1,762,926	1,711,788	1,524,990	1,423,862
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.89	$9.35	$11.01	$9.85	$9.75					
Value at end of period	$12.14	$9.89	$9.35	$11.01	$9.85					
Number of accumulation units outstanding at end of period	156,169	50,924	133,436	161,677	2,610					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64	$10.28	$8.88
Value at end of period	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64	$10.28
Number of accumulation units outstanding at end of period	4,269,089	4,363,507	4,231,276	4,464,015	5,464,963	5,283,734	3,807,284	2,809,975	1,968,335	1,024,922

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90				
Value at end of period	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16				
Number of accumulation units outstanding at end of period	2,487,104	2,228,664	1,941,144	2,095,654	1,477,123	651,474				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63	$10.34
Value at end of period	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63
Number of accumulation units outstanding at end of period	2,309,888	2,087,884	2,752,075	3,141,380	1,722,690	1,739,178	2,356,999	2,128,459	1,518,628	1,021,256
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.30	$10.27								
Value at end of period	$13.20	$10.30								
Number of accumulation units outstanding at end of period	27,974,934	31,621,667								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47	$9.92
Value at end of period	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47
Number of accumulation units outstanding at end of period	8,713,943	2,112,401	2,724,627	1,903,369	1,425,814	204,381	96,693	170,706	92,164	45,865
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.28	$10.03	$10.05							
Value at end of period	$14.49	$11.28	$10.03							
Number of accumulation units outstanding at end of period	4,779,055	970,127	793,834							
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55	$19.56	$19.62
Value at end of period	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55	$19.56
Number of accumulation units outstanding at end of period	108,279	132,169	148,475	176,733	223,473	269,815	360,310	460,569	619,015	809,812
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97	$15.09
Value at end of period	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97
Number of accumulation units outstanding at end of period	5,460,036	6,963,293	8,416,484	9,115,635	12,290,462	18,806,724	5,984,813	3,439,887	2,157,975	1,780,415
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$17.41	$15.73	$16.26	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93	$13.49
Value at end of period	$23.20	$17.41	$15.73	$16.26	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93
Number of accumulation units outstanding at end of period	2,764,694	2,995,079	3,299,009	3,883,826	3,803,720	3,530,625	3,223,395	2,969,761	2,979,009	2,512,016
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$28.15	$25.75	$25.77	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63	$21.62
Value at end of period	$32.86	$28.15	$25.75	$25.77	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63
Number of accumulation units outstanding at end of period	2,127,045	2,293,974	2,551,462	2,972,959	3,389,867	3,123,588	3,060,376	3,213,515	3,365,929	2,977,831
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.13	$17.17	$16.41	$14.67	$11.23	$18.34	$14.64	$11.38	$10.07	
Value at end of period	$22.60	$19.13	$17.17	$16.41	$14.67	$11.23	$18.34	$14.64	$11.38	
Number of accumulation units outstanding at end of period	2,881,677	3,451,870	3,841,708	3,676,976	4,073,509	4,480,383	2,817,908	1,671,630	1,195,134	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45	$7.09
Value at end of period	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45
Number of accumulation units outstanding at end of period	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395	165,449	229,809	307,954	316,589
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30	$12.15	$10.97
Value at end of period	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30	$12.15
Number of accumulation units outstanding at end of period	2,780,669	3,221,641	3,618,527	3,604,727	3,370,800	3,388,663	3,674,854	2,939,640	2,119,939	1,143,284

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96	$10.00	
Value at end of period	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96	
Number of accumulation units outstanding at end of period	422,648	463,286	516,600	609,977	529,027	574,371	705,399	947,681	835,053	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17	$10.93	
Value at end of period	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17	
Number of accumulation units outstanding at end of period	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843	1,647,677	1,178,387	344,200	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80	$10.00
Value at end of period	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80
Number of accumulation units outstanding at end of period	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098	4,384,724	4,835,744	4,678,798	4,403,121
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.49	$18.22	$17.90	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22	$12.82
Value at end of period	$18.84	$19.49	$18.22	$17.90	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22
Number of accumulation units outstanding at end of period	27,237,889	33,567,195	36,121,780	37,652,999	38,979,544	27,390,668	9,264,287	4,360,216	4,194,516	3,434,155
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.68	$9.12	$8.82	$8.31	$8.25					
Value at end of period	$9.94	$9.68	$9.12	$8.82	$8.31					
Number of accumulation units outstanding at end of period	9,788,740	12,599,922	12,893,849	11,268,717	9,235,050					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.10	$9.99	$10.28	$9.37	$9.21					
Value at end of period	$12.95	$11.10	$9.99	$10.28	$9.37					
Number of accumulation units outstanding at end of period	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251					
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.35	$10.34	$10.51	$9.63	$9.49					
Value at end of period	$12.92	$11.35	$10.34	$10.51	$9.63					
Number of accumulation units outstanding at end of period	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.56	$10.67	$10.62	$9.86	$9.75					
Value at end of period	$12.51	$11.56	$10.67	$10.62	$9.86					
Number of accumulation units outstanding at end of period	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.09	$14.32	$14.01	$12.67	$10.14					
Value at end of period	$20.84	$16.09	$14.32	$14.01	$12.67					
Number of accumulation units outstanding at end of period	1,105,509	1,146,026	1,098,591	980,480	1,093,134					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17				
Value at end of period	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70				
Number of accumulation units outstanding at end of period	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.39	$13.50	$13.65	$12.49	$10.35					
Value at end of period	$19.90	$15.39	$13.50	$13.65	$12.49					
Number of accumulation units outstanding at end of period	1,015,292	960,722	294,987	200,934	150,954					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.54	$15.44	$16.06	$12.97	$10.36					
Value at end of period	$23.28	$17.54	$15.44	$16.06	$12.97					
Number of accumulation units outstanding at end of period	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.42	$9.95	$10.33	$8.41	$6.12	$10.25				
Value at end of period	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12				
Number of accumulation units outstanding at end of period	3,151,481	2,960,770	2,558,431	2,724,466	2,544,207	1,062,310				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15				
Value at end of period	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96				
Number of accumulation units outstanding at end of period	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25	$6.77	$6.26
Value at end of period	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25	$6.77
Number of accumulation units outstanding at end of period	382,698	433,443	488,828	559,739	648,234	749,440	1,055,828	1,332,137	1,407,649	1,295,970
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05				
Value at end of period	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14				
Number of accumulation units outstanding at end of period	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34	$38.07	$33.19
Value at end of period	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34	$38.07
Number of accumulation units outstanding at end of period	7,821,719	7,967,085	8,380,631	9,126,872	9,553,987	9,041,619	6,659,145	5,521,892	4,439,198	3,119,934
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43	$24.27
Value at end of period	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43
Number of accumulation units outstanding at end of period	2,321,325	2,606,467	2,896,143	2,715,477	2,949,818	2,853,748	2,749,873	2,871,656	2,827,868	2,602,040
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16	$10.04			
Value at end of period	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16			
Number of accumulation units outstanding at end of period	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847	552,903			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40	$10.00	
Value at end of period	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40	
Number of accumulation units outstanding at end of period	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415	1,993,862	1,152,245	888,379	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65	$11.16	$10.35		
Value at end of period	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65	$11.16		
Number of accumulation units outstanding at end of period	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197	1,480,050	367,715		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65	$25.47	$21.24	$19.65	$18.01
Value at end of period	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65	$25.47	$21.24	$19.65
Number of accumulation units outstanding at end of period	1,200,143	1,239,105	1,437,968	1,648,993	1,778,535	1,823,433	1,982,382	1,812,177	1,493,366	1,520,291
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98				
Value at end of period	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18				
Number of accumulation units outstanding at end of period	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.91	$10.28								
Value at end of period	$13.66	$9.91								
Number of accumulation units outstanding at end of period	155,270	200,374								
PROFUND VP BULL										
Value at beginning of period	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10	$9.92	$8.87	$8.78	$8.20
Value at end of period	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10	$9.92	$8.87	$8.78
Number of accumulation units outstanding at end of period	49,022	54,809	88,552	107,937	141,448	153,084	191,977	222,576	276,280	391,752
PROFUND VP EUROPE 30										
Value at beginning of period	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80	$11.36	$9.83	$9.24	$8.22
Value at end of period	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80	$11.36	$9.83	$9.24
Number of accumulation units outstanding at end of period	32,480	51,805	65,931	85,151	99,630	111,818	143,536	183,750	204,701	236,069
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50	$8.05	$7.43	$8.20	$9.36
Value at end of period	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50	$8.05	$7.43	$8.20
Number of accumulation units outstanding at end of period	176,610	203,702	217,708	268,098	302,483	369,403	554,470	675,338	692,648	737,507

Separate Account Annual Charges of 1.80%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.42	$9.65	$10.20	$9.46	$7.97	$10.04				
Value at end of period	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97				
Number of accumulation units outstanding at end of period	4,756,287	4,580,132	5,320,212	4,848,084	6,969,529	2,906,934				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$20.91	$19.14	$20.77	$16.72	$13.62	$19.31	$20.19	$17.22	$16.63	$13.81
Value at end of period	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62	$19.31	$20.19	$17.22	$16.63
Number of accumulation units outstanding at end of period	260,676	292,045	339,272	373,935	421,323	490,206	635,853	883,123	1,123,510	852,061
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.11	$10.54	$10.66	$9.45	$7.41	$13.19	$13.26	$11.26	$10.86	$9.94
Value at end of period	$15.21	$12.11	$10.54	$10.66	$9.45	$7.41	$13.19	$13.26	$11.26	$10.86
Number of accumulation units outstanding at end of period	590,481	728,598	807,233	910,073	1,046,724	1,236,481	1,644,617	1,865,881	1,488,441	1,417,019
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.74	$9.46	$9.55	$8.69	$7.17	$9.96				
Value at end of period	$12.98	$10.74	$9.46	$9.55	$8.69	$7.17				
Number of accumulation units outstanding at end of period	2,127,932	1,458,307	1,431,116	1,325,090	1,225,465	984,329				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.65	$9.29	$10.09							
Value at end of period	$12.74	$10.65	$9.29							
Number of accumulation units outstanding at end of period	157,967	90,384	39,162							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.97	$8.78	$10.07							
Value at end of period	$11.59	$9.97	$8.78							
Number of accumulation units outstanding at end of period	95,464	41,958	29,564							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.52	$15.22	$18.10	$17.28	$12.36	$21.88	$18.66	$16.05	$13.52	$11.60
Value at end of period	$20.82	$17.52	$15.22	$18.10	$17.28	$12.36	$21.88	$18.66	$16.05	$13.52
Number of accumulation units outstanding at end of period	2,516,993	2,719,263	3,191,641	3,947,550	4,416,575	4,068,747	4,171,265	3,422,931	2,431,609	1,413,483
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.63	$12.28	$13.28	$12.00	$9.07	$9.48				
Value at end of period	$15.35	$13.63	$12.28	$13.28	$12.00	$9.07				
Number of accumulation units outstanding at end of period	1,217,502	1,102,576	1,159,184	2,687,618	691,774	55,276				
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.52	$12.36	$12.31	$9.91	$7.47	$12.94	$12.42	$10.97	$10.02	
Value at end of period	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47	$12.94	$12.42	$10.97	
Number of accumulation units outstanding at end of period	1,630,441	1,509,289	1,736,449	1,752,103	1,928,884	1,662,196	1,404,432	930,874	428,655	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.29	$11.40	$11.08	$10.55	$8.94	$12.77	$11.98	$10.71	$9.88	$9.95
Value at end of period	$18.84	$13.29	$11.40	$11.08	$10.55	$8.94	$12.77	$11.98	$10.71	$9.88
Number of accumulation units outstanding at end of period	1,098,499	942,083	982,245	881,629	1,036,251	1,358,965	1,188,199	1,155,987	1,100,939	137,601
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.56	$12.03	$10.93	$10.55	$9.87					
Value at end of period	$11.26	$12.56	$12.03	$10.93	$10.55					
Number of accumulation units outstanding at end of period	1,824,281	4,667,791	4,320,794	1,388,091	1,262,403					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.96	$10.64	$11.01	$9.89	$7.73	$12.92	$12.33	$11.72	$10.82	$9.92
Value at end of period	$15.64	$11.96	$10.64	$11.01	$9.89	$7.73	$12.92	$12.33	$11.72	$10.82
Number of accumulation units outstanding at end of period	641,560	747,703	841,101	827,960	798,930	881,147	947,230	944,396	1,075,154	138,104
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.98	$10.50	$10.11	$9.71	$8.81	$10.01				
Value at end of period	$10.66	$10.98	$10.50	$10.11	$9.71	$8.81				
Number of accumulation units outstanding at end of period	1,738,486	2,022,473	2,378,961	3,074,339	3,127,659	1,643,859				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.22	$9.90	$10.65	$9.35	$7.13	$12.37	$13.59	$11.04		
Value at end of period	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13	$12.37	$13.59		
Number of accumulation units outstanding at end of period	472,843	527,120	606,050	692,761	777,699	812,892	807,124	393,066		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$74.95	$66.07	$61.44	$48.88	$36.63	$60.68	$75.12	$55.57	$48.45	$35.82
Value at end of period	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63	$60.68	$75.12	$55.57	$48.45
Number of accumulation units outstanding at end of period	264,528	297,080	348,401	404,020	477,698	584,295	781,012	1,107,145	1,005,107	1,026,075

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.92	$9.00	$9.62	$8.74	$6.76	$11.33	$11.08	$9.91	$9.96	
Value at end of period	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76	$11.33	$11.08	$9.91	
Number of accumulation units outstanding at end of period	1,159,882	1,246,234	1,402,454	1,614,112	1,850,971	1,749,544	1,154,958	673,675	19,330	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.60	$9.45	$9.89	$8.04	$6.56	$10.14	$10.03	$10.05		
Value at end of period	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56	$10.14	$10.03		
Number of accumulation units outstanding at end of period	685,687	786,358	975,691	1,137,911	1,385,994	1,404,795	1,243,597	705,941		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.80	$7.60	$8.52	$6.95	$5.81	$10.39	$10.00			
Value at end of period	$10.79	$8.80	$7.60	$8.52	$6.95	$5.81	$10.39			
Number of accumulation units outstanding at end of period	875,747	836,948	932,786	1,762,473	1,012,575	1,114,370	688,897			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.50	$7.11	$8.75	$9.80	$9.61					
Value at end of period	$10.47	$8.50	$7.11	$8.75	$9.80					
Number of accumulation units outstanding at end of period	163,733	94,568	24,532	14,690	1,770					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.46	$14.62	$16.72	$13.26	$9.70	$16.24	$14.44	$13.14	$11.45	$9.39
Value at end of period	$21.98	$16.46	$14.62	$16.72	$13.26	$9.70	$16.24	$14.44	$13.14	$11.45
Number of accumulation units outstanding at end of period	2,599,103	3,066,931	3,532,535	4,275,347	4,760,795	5,294,854	5,746,779	3,797,707	3,735,442	2,325,815
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.22	$11.05	$10.97	$9.89	$7.63	$10.98	$10.90	$10.02		
Value at end of period	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63	$10.98	$10.90		
Number of accumulation units outstanding at end of period	2,213,326	2,339,321	2,453,412	2,382,800	2,760,884	2,565,615	2,094,651	1,378,070		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.71	$9.60	$9.86	$9.00	$7.24	$11.85	$12.42			
Value at end of period	$13.43	$10.71	$9.60	$9.86	$9.00	$7.24	$11.85			
Number of accumulation units outstanding at end of period	815,184	902,956	1,078,901	1,182,069	1,066,361	1,218,514	1,167,086			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.29	$8.16	$8.42	$7.74	$6.05	$9.58	$10.00			
Value at end of period	$11.32	$9.29	$8.16	$8.42	$7.74	$6.05	$9.58			
Number of accumulation units outstanding at end of period	3,059,110	3,091,982	3,439,173	3,789,489	4,333,267	5,261,646	3,338,384			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.68	$10.32	$10.96	$10.25	$9.96					
Value at end of period	$13.63	$11.68	$10.32	$10.96	$10.25					
Number of accumulation units outstanding at end of period	14,601	1,980	1,495	7,138	723					
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$9.69									
Value at end of period	$10.38									
Number of accumulation units outstanding at end of period	18,785									

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.39	$8.82	$9.96							
Value at end of period	$9.33	$8.39	$8.82							
Number of accumulation units outstanding at end of period	519,935	685,476	738,508							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$34.78	$36.46	$40.87	$34.21	$25.33	$43.73	$33.42	$28.03	$20.72	$19.83
Value at end of period	$38.81	$34.78	$36.46	$40.87	$34.21	$25.33	$43.73	$33.42	$28.03	$20.72
Number of accumulation units outstanding at end of period	618,206	749,851	844,499	1,034,065	1,312,710	1,456,292	1,449,552	1,187,540	958,681	588,098
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.57	$7.58	$8.03	$7.73	$6.05	$9.95				
Value at end of period	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05				
Number of accumulation units outstanding at end of period	1,207,036	1,158,093	1,230,977	1,372,236	1,557,832	996,625				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.78	$9.53	$9.99							
Value at end of period	$13.78	$10.78	$9.53							
Number of accumulation units outstanding at end of period	4,129,724	4,809,114	5,344,579							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.60	$8.47	$8.67	$7.76	$6.07	$9.95	$9.83			
Value at end of period	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07	$9.95			
Number of accumulation units outstanding at end of period	5,251,103	6,151,869	7,047,014	4,737,771	5,220,432	4,115,316	1,105			
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.78	$10.93	$13.65	$12.92	$9.99					
Value at end of period	$14.05	$13.78	$10.93	$13.65	$12.92					
Number of accumulation units outstanding at end of period	98,368	128,351	146,630	248,033	259,227					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.43	$9.31	$9.51	$8.52	$7.05	$11.47	$11.15	$9.94	$9.62	$8.89
Value at end of period	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05	$11.47	$11.15	$9.94	$9.62
Number of accumulation units outstanding at end of period	594,472	677,417	743,557	1,294,912	1,391,986	1,763,254	1,814,201	1,154,154	1,190,341	578,842
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.99	$13.87	$14.32	$12.00	$9.29	$15.20	$14.70	$13.72	$12.60	$11.03
Value at end of period	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29	$15.20	$14.70	$13.72	$12.60
Number of accumulation units outstanding at end of period	342,208	401,719	451,533	573,103	628,781	813,645	979,846	799,019	577,024	175,614
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.12	$13.73	$14.12	$11.74	$9.60	$14.74	$16.05	$14.40	$13.66	$11.43
Value at end of period	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60	$14.74	$16.05	$14.40	$13.66
Number of accumulation units outstanding at end of period	421,548	467,265	513,395	594,432	638,276	778,310	868,470	986,086	572,793	166,880
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.45	$13.49	$12.80	$11.90	$10.89	$12.14	$11.70	$11.48	$11.35	$11.05
Value at end of period	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89	$12.14	$11.70	$11.48	$11.35
Number of accumulation units outstanding at end of period	4,780,496	4,981,575	5,423,977	6,019,746	6,442,678	6,841,165	6,989,870	4,238,741	2,290,174	1,363,166
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.00	$6.88	$8.00	$7.57	$6.05	$10.23				
Value at end of period	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05				
Number of accumulation units outstanding at end of period	408,827	314,283	297,723	391,365	619,576	47,456				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.37	$11.47	$11.93	$10.55	$8.36	$13.41	$13.97	$12.28	$12.08	
Value at end of period	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36	$13.41	$13.97	$12.28	
Number of accumulation units outstanding at end of period	643,623	586,623	596,557	755,522	443,853	451,445	438,690	316,783	271,921	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.88	$11.66	$12.03	$10.94	$9.10	$12.12	$11.95	$10.83	$10.16	
Value at end of period	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10	$12.12	$11.95	$10.83	
Number of accumulation units outstanding at end of period	1,175,556	894,306	959,336	1,123,219	979,826	1,330,884	454,672	212,735	247,764	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.55	$26.26	$27.34	$24.74	$20.33	$30.55	$30.32	$26.62	$24.63	$21.98
Value at end of period	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33	$30.55	$30.32	$26.62	$24.63
Number of accumulation units outstanding at end of period	870,680	891,048	1,022,651	1,201,379	1,432,519	1,558,547	1,754,312	1,927,762	1,917,353	1,987,888
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.84	$9.31	$10.99	$9.85	$9.48					
Value at end of period	$12.06	$9.84	$9.31	$10.99	$9.85					
Number of accumulation units outstanding at end of period	69,455	16,621	37,878	10,394	79					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$21.84	$18.68	$23.27	$19.70	$11.69	$24.43	$17.97	$13.47	$10.18	$8.80
Value at end of period	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69	$24.43	$17.97	$13.47	$10.18
Number of accumulation units outstanding at end of period	1,541,334	1,573,188	1,616,591	1,772,314	2,344,576	2,305,399	2,898,044	2,182,854	1,662,498	1,042,282
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.54	$16.58	$16.58	$13.73	$11.13	$16.93				
Value at end of period	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13				
Number of accumulation units outstanding at end of period	579,514	493,135	324,403	357,238	182,345	132,504				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$17.35	$14.89	$15.37	$12.35	$9.88	$14.36	$14.87	$12.98	$13.63	$10.31
Value at end of period	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88	$14.36	$14.87	$12.98	$13.63
Number of accumulation units outstanding at end of period	1,053,583	1,007,689	1,128,312	1,514,461	1,010,425	1,055,689	1,367,669	1,290,727	1,019,675	873,013
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.29	$10.32								
Value at end of period	$13.17	$10.29								
Number of accumulation units outstanding at end of period	7,311,175	8,192,636								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.74	$13.61	$13.55	$12.08	$8.63	$12.14	$11.07	$10.68	$10.46	$9.73
Value at end of period	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63	$12.14	$11.07	$10.68	$10.46
Number of accumulation units outstanding at end of period	2,408,923	850,563	947,950	591,995	527,266	41,671	17,975	34,235	24,325	736
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.24	$10.01	$10.04							
Value at end of period	$14.43	$11.24	$10.01							
Number of accumulation units outstanding at end of period	2,443,672	461,779	592,607							
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$20.87	$20.94	$21.07	$20.81	$19.77	$20.18	$19.43	$19.06	$19.09	$19.18
Value at end of period	$20.64	$20.87	$20.94	$21.07	$20.81	$19.77	$20.18	$19.43	$19.06	$19.09
Number of accumulation units outstanding at end of period	277,230	336,286	424,985	530,599	653,704	783,306	957,759	1,180,647	1,480,017	1,972,193

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.67	$14.94	$15.21	$15.49	$15.72	$15.63	$15.16	$14.75	$14.62	$14.75
Value at end of period	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72	$15.63	$15.16	$14.75	$14.62
Number of accumulation units outstanding at end of period	4,442,237	4,613,915	5,753,834	6,397,630	8,928,514	14,082,141	6,861,179	4,440,473	3,755,357	5,378,659
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.97	$15.36	$15.90	$13.51	$10.67	$18.20	$16.23	$15.75	$14.73	$13.34
Value at end of period	$22.58	$16.97	$15.36	$15.90	$13.51	$10.67	$18.20	$16.23	$15.75	$14.73
Number of accumulation units outstanding at end of period	1,706,376	2,038,434	2,280,609	2,727,840	2,868,360	3,003,393	3,529,606	3,877,205	4,449,482	4,872,617
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$27.38	$25.08	$25.14	$23.30	$20.13	$26.40	$25.85	$23.51	$23.27	$21.32
Value at end of period	$31.91	$27.38	$25.08	$25.14	$23.30	$20.13	$26.40	$25.85	$23.51	$23.27
Number of accumulation units outstanding at end of period	1,647,519	1,776,002	1,959,982	2,382,861	2,752,674	3,103,640	3,561,363	3,976,403	4,475,568	4,747,334
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.90	$16.99	$16.26	$14.57	$11.17	$18.26	$14.60	$11.37	$10.14	
Value at end of period	$22.31	$18.90	$16.99	$16.26	$14.57	$11.17	$18.26	$14.60	$11.37	
Number of accumulation units outstanding at end of period	1,246,240	1,428,894	1,691,493	1,559,566	1,755,807	2,056,677	2,306,877	1,533,268	997,079	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$12.29	$10.99	$11.28	$8.84	$6.38	$10.43	$8.47	$8.01	$7.41	$7.06
Value at end of period	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38	$10.43	$8.47	$8.01	$7.41
Number of accumulation units outstanding at end of period	2,421,220	2,023,437	2,377,780	2,888,373	2,685,458	2,730,320	218,989	263,523	307,230	348,463
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$20.53	$18.06	$16.86	$15.08	$11.91	$16.98	$15.76	$13.23	$12.10	$10.94
Value at end of period	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91	$16.98	$15.76	$13.23	$12.10
Number of accumulation units outstanding at end of period	876,473	1,065,161	1,031,821	1,201,405	1,082,379	1,134,916	1,414,688	1,445,695	1,194,633	793,145
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.69	$10.80	$11.52	$10.12	$8.30	$12.95	$12.56	$10.95	$10.22	
Value at end of period	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30	$12.95	$12.56	$10.95	
Number of accumulation units outstanding at end of period	177,635	189,860	211,730	262,745	317,218	362,301	513,440	571,205	547,803	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.85	$13.31	$14.79	$13.00	$9.50	$16.26	$15.57	$13.48	$12.12	
Value at end of period	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50	$16.26	$15.57	$13.48	
Number of accumulation units outstanding at end of period	331,199	324,660	384,623	343,403	400,384	526,642	522,373	475,907	134,955	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$17.18	$15.34	$14.96	$13.33	$9.09	$11.95	$11.83	$11.06	$10.79	$10.00
Value at end of period	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09	$11.95	$11.83	$11.06	$10.79
Number of accumulation units outstanding at end of period	2,133,974	2,482,713	2,405,079	2,614,587	2,426,606	2,840,103	3,904,787	4,721,058	4,992,196	5,910,000
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.96	$17.75	$17.47	$16.52	$14.70	$14.36	$13.42	$13.10	$13.02	$12.64
Value at end of period	$18.29	$18.96	$17.75	$17.47	$16.52	$14.70	$14.36	$13.42	$13.10	$13.02
Number of accumulation units outstanding at end of period	7,458,277	10,108,725	10,482,462	11,919,258	12,599,338	10,172,225	5,634,377	4,447,759	4,451,341	4,229,657
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.63	$9.09	$8.80	$8.31	$8.25					
Value at end of period	$9.87	$9.63	$9.09	$8.80	$8.31					
Number of accumulation units outstanding at end of period	3,173,372	4,157,492	4,807,901	2,875,864	2,703,689					

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.05	$9.96	$10.26	$9.36	$9.21					
Value at end of period	$12.87	$11.05	$9.96	$10.26	$9.36					
Number of accumulation units outstanding at end of period	20,706,858	22,129,608	23,660,153	25,710,826	27,999,679					
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.30	$10.31	$10.49	$9.62	$9.49					
Value at end of period	$12.84	$11.30	$10.31	$10.49	$9.62					
Number of accumulation units outstanding at end of period	10,006,371	10,781,592	12,280,940	13,847,272	14,888,749					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.50	$10.63	$10.60	$9.85	$9.75					
Value at end of period	$12.43	$11.50	$10.63	$10.60	$9.85					
Number of accumulation units outstanding at end of period	6,445,119	7,032,497	7,634,659	8,948,023	9,835,817					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.00	$14.26	$13.97	$12.65	$9.99					
Value at end of period	$20.69	$16.00	$14.26	$13.97	$12.65					
Number of accumulation units outstanding at end of period	538,346	603,059	623,596	621,152	723,428					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.13	$8.95	$8.92	$8.11	$6.69	$10.26				
Value at end of period	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69				
Number of accumulation units outstanding at end of period	2,247,135	2,391,217	2,342,300	2,936,570	3,311,747	70,825				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.31	$13.44	$13.61	$12.47	$10.35					
Value at end of period	$19.76	$15.31	$13.44	$13.61	$12.47					
Number of accumulation units outstanding at end of period	241,004	221,468	221,530	224,171	118,763					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.45	$15.38	$16.01	$12.96	$10.34					
Value at end of period	$23.11	$17.45	$15.38	$16.01	$12.96					
Number of accumulation units outstanding at end of period	809,291	890,508	992,399	1,252,894	1,184,289					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.33	$9.89	$10.29	$8.39	$6.11	$10.36				
Value at end of period	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11				
Number of accumulation units outstanding at end of period	572,794	509,444	476,109	674,522	678,895	178,288				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.43	$10.05	$10.68	$8.63	$6.95	$10.06				
Value at end of period	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95				
Number of accumulation units outstanding at end of period	931,998	894,052	895,890	1,054,400	769,485	523,436				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.21	$9.04	$9.16	$7.06	$5.50	$8.57	$7.94	$7.20	$6.73	$6.24
Value at end of period	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50	$8.57	$7.94	$7.20	$6.73
Number of accumulation units outstanding at end of period	385,461	474,519	523,504	580,520	644,943	732,042	939,894	1,367,397	1,411,612	1,460,032

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.63	$10.37	$10.85	$8.91	$7.13	$10.05				
Value at end of period	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13				
Number of accumulation units outstanding at end of period	368,513	364,235	469,399	494,420	417,162	703,123				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$53.75	$47.82	$47.32	$42.26	$32.30	$45.37	$44.26	$39.31	$37.15	$32.45
Value at end of period	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30	$45.37	$44.26	$39.31	$37.15
Number of accumulation units outstanding at end of period	3,051,231	3,177,522	3,580,246	4,075,631	4,426,485	4,902,623	5,191,113	5,411,561	5,593,875	5,095,640
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$31.69	$27.54	$28.29	$25.06	$20.42	$32.34	$31.95	$27.32	$26.77	$23.73
Value at end of period	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42	$32.34	$31.95	$27.32	$26.77
Number of accumulation units outstanding at end of period	1,208,043	1,274,037	1,569,363	1,710,923	1,863,854	1,928,956	2,150,982	2,435,514	2,579,967	2,660,206
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.39	$8.92	$9.21	$8.04	$5.74	$10.15	$10.10			
Value at end of period	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74	$10.15			
Number of accumulation units outstanding at end of period	1,304,112	864,423	659,446	604,139	674,879	195,992	158,947			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.42	$11.51	$13.37	$11.96	$8.85	$17.86	$15.08	$12.38	$10.02	
Value at end of period	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85	$17.86	$15.08	$12.38	
Number of accumulation units outstanding at end of period	727,325	799,252	836,742	901,392	1,037,305	1,373,994	1,510,517	1,142,975	901,211	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.20	$8.76	$10.16	$9.53	$7.36	$12.62	$11.15	$10.30		
Value at end of period	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36	$12.62	$11.15		
Number of accumulation units outstanding at end of period	3,227,494	3,325,817	1,390,250	1,654,953	1,636,070	1,372,927	736,724	278,154		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$22.60	$18.90	$20.41	$19.29	$14.85	$25.06	$24.92	$20.82	$19.29	$17.70
Value at end of period	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85	$25.06	$24.92	$20.82	$19.29
Number of accumulation units outstanding at end of period	692,056	764,758	877,409	1,057,096	1,191,389	1,253,473	1,456,654	1,566,073	1,545,865	1,790,400
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.71	$11.51	$10.96	$10.54	$10.17	$9.99				
Value at end of period	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17				
Number of accumulation units outstanding at end of period	1,105,563	1,269,277	1,537,962	1,315,740	1,307,591	927,557				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.90	$10.28								
Value at end of period	$13.63	$9.90								
Number of accumulation units outstanding at end of period	86,234	120,766								
PROFUND VP BULL										
Value at beginning of period	$9.07	$8.11	$8.26	$7.47	$6.12	$9.99	$9.83	$8.81	$8.73	$8.17
Value at end of period	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12	$9.99	$9.83	$8.81	$8.73
Number of accumulation units outstanding at end of period	99,800	103,248	116,744	130,992	149,993	169,003	252,067	433,675	743,586	883,577
PROFUND VP EUROPE 30										
Value at beginning of period	$9.34	$8.16	$9.12	$9.05	$6.97	$12.67	$11.26	$9.76	$9.19	$8.19
Value at end of period	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97	$12.67	$11.26	$9.76	$9.19
Number of accumulation units outstanding at end of period	29,219	32,948	47,924	54,520	58,519	74,237	87,075	125,928	237,235	321,503

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.73	$2.98	$4.86	$5.89	$4.54	$7.45	$8.01	$7.40	$8.18	$9.35
Value at end of period	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54	$7.45	$8.01	$7.40	$8.18
Number of accumulation units outstanding at end of period	114,055	123,022	116,176	130,604	152,633	175,733	310,053	513,019	425,290	451,133

Separate Account Annual Charges of 1.90%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.37	$9.61	$10.17	$9.45	$7.96	$10.08				
Value at end of period	$11.64	$10.37	$9.61	$10.17	$9.45	$7.96				
Number of accumulation units outstanding at end of period	4,365,357	4,663,794	5,572,139	5,511,971	4,707,829	2,686,181				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$20.71	$18.98	$20.61	$16.61	$13.54	$19.22	$20.11	$17.17	$16.60	$13.80
Value at end of period	$27.23	$20.71	$18.98	$20.61	$16.61	$13.54	$19.22	$20.11	$17.17	$16.60
Number of accumulation units outstanding at end of period	864,514	982,949	1,102,414	1,253,426	1,427,286	1,667,318	2,082,688	2,514,607	2,978,691	2,732,107
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.97	$10.43	$10.56	$9.37	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92
Value at end of period	$15.01	$11.97	$10.43	$10.56	$9.37	$7.35	$13.10	$13.19	$11.21	$10.82
Number of accumulation units outstanding at end of period	1,305,039	1,543,707	1,720,041	1,924,718	2,181,207	2,619,459	3,181,067	3,296,602	3,041,475	3,034,707
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.68	$9.43	$9.52	$8.67	$7.16	$10.00				
Value at end of period	$12.90	$10.68	$9.43	$9.52	$8.67	$7.16				
Number of accumulation units outstanding at end of period	1,680,912	1,295,936	1,117,475	1,148,052	946,478	671,272				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.63	$9.28	$10.01							
Value at end of period	$12.71	$10.63	$9.28							
Number of accumulation units outstanding at end of period	174,103	107,218	62,630							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.95	$8.77	$10.08							
Value at end of period	$11.56	$9.95	$8.77							
Number of accumulation units outstanding at end of period	115,652	83,788	58,023							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.36	$15.09	$17.96	$17.17	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60
Value at end of period	$20.60	$17.36	$15.09	$17.96	$17.17	$12.29	$21.78	$18.59	$16.01	$13.50
Number of accumulation units outstanding at end of period	4,370,582	4,794,046	5,352,305	6,334,952	7,033,121	6,939,694	7,212,643	6,200,854	4,904,188	3,432,847
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.57	$12.23	$13.25	$11.99	$9.07	$8.66				
Value at end of period	$15.27	$13.57	$12.23	$13.25	$11.99	$9.07				
Number of accumulation units outstanding at end of period	558,331	587,029	787,545	634,097	392,644	10,077				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.41	$12.28	$12.24	$9.86	$7.44	$12.91	$12.40	$10.97	$10.02	
Value at end of period	$19.63	$14.41	$12.28	$12.24	$9.86	$7.44	$12.91	$12.40	$10.97	
Number of accumulation units outstanding at end of period	1,681,377	1,564,032	1,745,719	1,893,963	2,011,324	1,594,619	1,443,539	829,650	390,338	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.17	$11.31	$11.01	$10.49	$8.90	$12.72	$11.95	$10.69	$9.87	$10.00
Value at end of period	$18.65	$13.17	$11.31	$11.01	$10.49	$8.90	$12.72	$11.95	$10.69	$9.87
Number of accumulation units outstanding at end of period	1,754,974	1,537,036	1,759,049	1,576,540	1,741,307	2,035,890	2,123,732	2,245,162	2,164,815	592,804
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.52	$12.00	$10.91	$10.55	$9.87					
Value at end of period	$11.21	$12.52	$12.00	$10.91	$10.55					
Number of accumulation units outstanding at end of period	1,823,075	2,878,636	3,100,904	2,074,532	1,297,738					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.83	$10.54	$10.92	$9.81	$7.68	$12.85	$12.27	$11.68	$10.79	$9.90
Value at end of period	$15.45	$11.83	$10.54	$10.92	$9.81	$7.68	$12.85	$12.27	$11.68	$10.79
Number of accumulation units outstanding at end of period	1,437,012	1,615,759	1,638,577	1,616,152	1,733,826	1,723,706	1,982,636	2,083,053	2,389,297	242,746
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.92	$10.46	$10.08	$9.69	$8.81	$10.01				
Value at end of period	$10.60	$10.92	$10.46	$10.08	$9.69	$8.81				
Number of accumulation units outstanding at end of period	1,459,795	1,819,304	2,082,801	2,515,630	2,868,327	1,618,624				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$11.04		
Value at end of period	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58		
Number of accumulation units outstanding at end of period	544,830	629,072	746,747	875,949	1,044,015	1,153,794	1,134,337	570,155		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$73.15	$64.54	$60.08	$47.85	$35.89	$59.52	$73.76	$54.62	$47.67	$35.28
Value at end of period	$73.24	$73.15	$64.54	$60.08	$47.85	$35.89	$59.52	$73.76	$54.62	$47.67
Number of accumulation units outstanding at end of period	392,344	446,594	527,481	624,002	721,160	839,080	1,120,557	1,526,557	1,590,376	1,760,569
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.91	$9.95	
Value at end of period	$13.02	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.91	
Number of accumulation units outstanding at end of period	1,647,949	1,739,243	2,062,835	2,407,801	2,428,356	2,433,344	1,672,009	785,618	5,264	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	$9.95		
Value at end of period	$14.45	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02		
Number of accumulation units outstanding at end of period	634,249	745,011	889,519	1,067,665	1,341,865	1,520,350	1,150,009	541,660		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.76	$7.56	$8.49	$6.93	$5.80	$10.38	$10.25			
Value at end of period	$10.72	$8.76	$7.56	$8.49	$6.93	$5.80	$10.38			
Number of accumulation units outstanding at end of period	715,545	794,712	971,317	1,394,626	1,083,079	1,215,513	663,066			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.47	$7.09	$8.74	$9.80	$9.75					
Value at end of period	$10.43	$8.47	$7.09	$8.74	$9.80					
Number of accumulation units outstanding at end of period	260,074	48,002	36,037	25,405	11,617					

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.25	$14.45	$16.54	$13.14	$9.62	$16.12	$14.35	$13.07	$11.40	$9.36
Value at end of period	$21.69	$16.25	$14.45	$16.54	$13.14	$9.62	$16.12	$14.35	$13.07	$11.40
Number of accumulation units outstanding at end of period	3,810,240	4,359,957	5,097,410	6,103,630	6,664,366	7,188,890	8,261,322	5,967,945	6,549,244	3,937,987
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.99		
Value at end of period	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89		
Number of accumulation units outstanding at end of period	3,188,378	3,601,150	3,852,677	3,763,514	4,554,087	3,636,173	3,220,954	1,071,985		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85	$12.42			
Value at end of period	$13.34	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85			
Number of accumulation units outstanding at end of period	1,077,218	1,183,263	1,336,419	1,526,111	1,554,766	1,730,013	1,584,358			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.24	$8.13	$8.39	$7.72	$6.04	$9.57	$10.00			
Value at end of period	$11.24	$9.24	$8.13	$8.39	$7.72	$6.04	$9.57			
Number of accumulation units outstanding at end of period	5,629,269	5,389,737	6,194,694	6,978,556	7,513,488	8,497,381	5,635,103			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.64	$10.30	$10.95	$10.25	$9.96					
Value at end of period	$13.57	$11.64	$10.30	$10.95	$10.25					
Number of accumulation units outstanding at end of period	29,706	15,058	15,798	28,966	28,776					
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.19									
Value at end of period	$10.37									
Number of accumulation units outstanding at end of period	7,740									
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.37	$8.82	$9.96							
Value at end of period	$9.30	$8.37	$8.82							
Number of accumulation units outstanding at end of period	661,524	802,811	1,013,356							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$33.95	$35.62	$39.97	$33.49	$24.82	$42.89	$32.81	$27.55	$20.39	$19.53
Value at end of period	$37.83	$33.95	$35.62	$39.97	$33.49	$24.82	$42.89	$32.81	$27.55	$20.39
Number of accumulation units outstanding at end of period	899,595	1,097,797	1,281,053	1,592,246	2,015,125	2,405,197	2,437,495	2,238,113	2,247,684	1,970,232
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.53	$7.55	$8.01	$7.71	$6.05	$9.95				
Value at end of period	$9.51	$8.53	$7.55	$8.01	$7.71	$6.05				
Number of accumulation units outstanding at end of period	515,552	660,691	714,429	1,100,969	1,214,818	996,601				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.76	$9.52	$9.99							
Value at end of period	$13.74	$10.76	$9.52							
Number of accumulation units outstanding at end of period	7,921,641	8,932,576	10,017,999							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.55	$8.44	$8.64	$7.74	$6.07	$9.95	$9.83			
Value at end of period	$12.22	$9.55	$8.44	$8.64	$7.74	$6.07	$9.95			
Number of accumulation units outstanding at end of period	9,166,285	10,524,838	12,328,041	7,192,594	7,919,871	6,454,891	1,845			

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.73	$10.90	$13.63	$12.92	$9.99					
Value at end of period	$13.99	$13.73	$10.90	$13.63	$12.92					
Number of accumulation units outstanding at end of period	204,028	261,689	279,821	490,239	280,355					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.31	$9.21	$9.42	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59	$8.87
Value at end of period	$13.41	$10.31	$9.21	$9.42	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59
Number of accumulation units outstanding at end of period	851,464	973,452	1,062,854	1,266,072	1,393,889	1,576,522	1,886,827	2,321,125	2,196,981	1,954,792
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.12	$12.27	$12.68	$10.63	$8.24	$13.49	$13.07	$12.21	$11.23	$9.66
Value at end of period	$18.60	$14.12	$12.27	$12.68	$10.63	$8.24	$13.49	$13.07	$12.21	$11.23
Number of accumulation units outstanding at end of period	532,511	584,382	651,889	760,862	941,513	1,071,677	1,405,287	1,417,685	1,171,751	770,708
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.82	$11.66	$12.00	$9.99	$8.18	$12.56	$13.70	$12.30	$11.68	$9.52
Value at end of period	$17.90	$12.82	$11.66	$12.00	$9.99	$8.18	$12.56	$13.70	$12.30	$11.68
Number of accumulation units outstanding at end of period	490,376	544,829	586,603	687,193	776,162	887,215	1,095,770	1,218,124	1,018,543	711,336
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.29	$13.35	$12.69	$11.81	$10.82	$12.07	$11.64	$11.43	$11.32	$11.04
Value at end of period	$13.96	$14.29	$13.35	$12.69	$11.81	$10.82	$12.07	$11.64	$11.43	$11.32
Number of accumulation units outstanding at end of period	5,036,670	5,593,906	6,485,137	7,097,568	7,847,637	8,478,763	8,881,531	5,444,386	3,012,575	2,895,223
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.97	$6.85	$7.98	$7.55	$6.04	$10.27				
Value at end of period	$9.46	$7.97	$6.85	$7.98	$7.55	$6.04				
Number of accumulation units outstanding at end of period	436,767	454,032	511,503	676,624	622,917	45,302				
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.31	$10.58	$11.01	$9.75	$7.73	$12.41	$12.95	$11.39	$11.22	
Value at end of period	$16.31	$12.31	$10.58	$11.01	$9.75	$7.73	$12.41	$12.95	$11.39	
Number of accumulation units outstanding at end of period	917,492	753,342	838,814	938,561	830,175	854,931	851,684	688,563	460,029	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.78	$11.58	$11.96	$10.88	$9.07	$12.09	$11.93	$10.82	$10.15	
Value at end of period	$15.63	$12.78	$11.58	$11.96	$10.88	$9.07	$12.09	$11.93	$10.82	
Number of accumulation units outstanding at end of period	1,116,286	1,047,535	1,183,848	1,337,345	1,395,113	1,767,987	513,212	279,474	224,811	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.97	$25.78	$26.86	$24.34	$20.02	$30.11	$29.92	$26.29	$24.35	$21.75
Value at end of period	$38.05	$28.97	$25.78	$26.86	$24.34	$20.02	$30.11	$29.92	$26.29	$24.35
Number of accumulation units outstanding at end of period	1,414,939	1,507,700	1,699,610	1,913,501	2,115,747	1,892,827	2,295,715	2,658,815	2,851,108	2,982,066
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.81	$9.29	$10.98	$9.85	$9.91					
Value at end of period	$12.01	$9.81	$9.29	$10.98	$9.85					
Number of accumulation units outstanding at end of period	94,871	28,673	46,473	42,962	9,577					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$21.52	$18.41	$22.97	$19.46	$11.56	$24.19	$17.81	$13.37	$10.11	$8.75
Value at end of period	$19.90	$21.52	$18.41	$22.97	$19.46	$11.56	$24.19	$17.81	$13.37	$10.11
Number of accumulation units outstanding at end of period	2,006,819	2,286,277	2,382,690	2,540,647	3,118,848	3,371,812	4,099,712	3,297,524	2,969,517	1,999,161

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.04	$10.23	$10.24	$8.49	$6.88	$10.43				
Value at end of period	$15.54	$12.04	$10.23	$10.24	$8.49	$6.88				
Number of accumulation units outstanding at end of period	1,218,657	1,000,587	914,221	852,544	507,216	103,147				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$17.17	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.94	$13.63	$10.30
Value at end of period	$23.40	$17.17	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.94	$13.63
Number of accumulation units outstanding at end of period	1,493,254	1,459,923	1,505,821	1,677,564	1,431,537	1,543,172	1,837,316	1,995,937	1,880,314	2,099,655
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.28	$10.32								
Value at end of period	$13.14	$10.28								
Number of accumulation units outstanding at end of period	13,545,390	15,270,370								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45	$9.78
Value at end of period	$20.00	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45
Number of accumulation units outstanding at end of period	3,570,285	1,402,165	1,623,161	626,287	635,112	84,278	55,333	72,705	66,624	45,863
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.22	$10.00	$10.04							
Value at end of period	$14.39	$11.22	$10.00							
Number of accumulation units outstanding at end of period	5,303,729	1,096,065	1,146,572							
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$20.36	$20.45	$20.61	$20.37	$19.38	$19.80	$19.08	$18.73	$18.78	$18.89
Value at end of period	$20.12	$20.36	$20.45	$20.61	$20.37	$19.38	$19.80	$19.08	$18.73	$18.78
Number of accumulation units outstanding at end of period	324,703	368,723	430,747	497,852	570,685	662,979	809,331	1,002,691	1,249,191	1,718,054
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.32	$14.60	$14.87	$15.16	$15.41	$15.33	$14.89	$14.50	$14.38	$14.52
Value at end of period	$14.05	$14.32	$14.60	$14.87	$15.16	$15.41	$15.33	$14.89	$14.50	$14.38
Number of accumulation units outstanding at end of period	4,208,809	5,387,265	6,483,921	6,728,953	9,071,926	14,339,345	6,659,336	4,840,452	4,301,910	5,864,378
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.68	$15.11	$15.66	$13.32	$10.53	$17.98	$16.06	$15.60	$14.60	$13.23
Value at end of period	$22.17	$16.68	$15.11	$15.66	$13.32	$10.53	$17.98	$16.06	$15.60	$14.60
Number of accumulation units outstanding at end of period	2,267,127	2,569,498	2,981,381	3,358,032	3,726,638	4,064,826	4,681,871	4,926,378	5,698,458	5,851,107
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.88	$24.64	$24.73	$22.95	$19.84	$26.04	$25.53	$23.25	$23.03	$21.12
Value at end of period	$31.29	$26.88	$24.64	$24.73	$22.95	$19.84	$26.04	$25.53	$23.25	$23.03
Number of accumulation units outstanding at end of period	2,248,312	2,531,092	2,847,179	3,318,271	3,772,669	4,100,405	4,778,551	5,302,151	6,211,415	6,519,914
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.76	$16.88	$16.17	$14.50	$11.13	$18.21	$14.58	$11.36	$10.05	
Value at end of period	$22.11	$18.76	$16.88	$16.17	$14.50	$11.13	$18.21	$14.58	$11.36	
Number of accumulation units outstanding at end of period	1,801,137	2,173,520	2,452,048	2,389,107	2,538,123	2,883,147	3,244,037	2,323,302	2,039,373	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$12.15	$10.87	$11.17	$8.76	$6.33	$10.36	$8.42	$7.97	$7.38	$7.04
Value at end of period	$15.69	$12.15	$10.87	$11.17	$8.76	$6.33	$10.36	$8.42	$7.97	$7.38
Number of accumulation units outstanding at end of period	3,808,651	3,207,577	3,662,811	4,031,990	4,138,299	4,356,550	436,327	539,888	719,740	814,033

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$20.31	$17.88	$16.71	$14.96	$11.83	$16.88	$15.69	$13.18	$12.07	$10.92
Value at end of period	$23.79	$20.31	$17.88	$16.71	$14.96	$11.83	$16.88	$15.69	$13.18	$12.07
Number of accumulation units outstanding at end of period	1,564,166	1,769,858	1,789,273	1,950,347	1,910,899	2,022,869	2,273,525	2,396,200	2,218,687	1,699,597
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.60	$10.72	$11.45	$10.08	$8.27	$12.92	$12.53	$10.94	$10.29	
Value at end of period	$14.83	$11.60	$10.72	$11.45	$10.08	$8.27	$12.92	$12.53	$10.94	
Number of accumulation units outstanding at end of period	439,335	493,995	550,125	685,875	708,199	775,329	1,053,596	1,195,041	1,221,056	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.92	$11.70	$13.01	$11.46	$8.38	$14.35	$13.76	$11.92	$10.11	
Value at end of period	$17.33	$13.92	$11.70	$13.01	$11.46	$8.38	$14.35	$13.76	$11.92	
Number of accumulation units outstanding at end of period	619,570	546,975	730,089	529,932	604,812	756,025	709,892	544,531	233,709	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$17.03	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78	$10.00
Value at end of period	$17.64	$17.03	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78
Number of accumulation units outstanding at end of period	4,163,722	4,852,717	4,810,950	5,158,323	4,670,489	5,369,703	6,804,743	7,551,384	7,071,207	8,122,576
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.61	$17.44	$17.18	$16.26	$14.49	$14.17	$13.25	$12.95	$12.88	$12.52
Value at end of period	$17.94	$18.61	$17.44	$17.18	$16.26	$14.49	$14.17	$13.25	$12.95	$12.88
Number of accumulation units outstanding at end of period	8,643,452	11,390,713	12,197,495	13,772,677	15,005,995	13,682,366	7,747,794	5,874,890	5,756,193	6,098,052
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.60	$9.07	$8.79	$8.31	$8.25					
Value at end of period	$9.83	$9.60	$9.07	$8.79	$8.31					
Number of accumulation units outstanding at end of period	2,955,634	3,802,157	3,569,903	4,040,196	4,001,874					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.01	$9.93	$10.25	$9.36	$9.21					
Value at end of period	$12.82	$11.01	$9.93	$10.25	$9.36					
Number of accumulation units outstanding at end of period	22,379,443	24,307,812	27,345,301	31,017,378	33,987,767					
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.26	$10.29	$10.48	$9.62	$9.49					
Value at end of period	$12.79	$11.26	$10.29	$10.48	$9.62					
Number of accumulation units outstanding at end of period	15,681,303	17,382,239	19,662,438	22,107,691	23,599,315					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.47	$10.61	$10.58	$9.85	$9.75					
Value at end of period	$12.38	$11.47	$10.61	$10.58	$9.85					
Number of accumulation units outstanding at end of period	8,469,178	9,729,898	10,972,556	12,585,777	13,586,124					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.94	$14.22	$13.95	$12.64	$10.22					
Value at end of period	$20.59	$15.94	$14.22	$13.95	$12.64					
Number of accumulation units outstanding at end of period	1,095,785	1,155,312	1,348,510	1,419,970	1,511,568					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.08	$8.92	$8.90	$8.10	$6.69	$10.13				
Value at end of period	$13.04	$10.08	$8.92	$8.90	$8.10	$6.69				
Number of accumulation units outstanding at end of period	2,740,814	3,021,299	3,104,963	3,660,782	4,297,104	146,070				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.25	$13.41	$13.59	$12.47	$10.41					
Value at end of period	$19.67	$15.25	$13.41	$13.59	$12.47					
Number of accumulation units outstanding at end of period	317,506	210,315	196,677	217,482	100,259					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.38	$15.34	$15.99	$12.95	$10.36					
Value at end of period	$23.00	$17.38	$15.34	$15.99	$12.95					
Number of accumulation units outstanding at end of period	1,302,285	1,501,454	1,641,748	1,892,550	1,977,020					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.28	$9.85	$10.26	$8.37	$6.11	$10.30				
Value at end of period	$14.82	$11.28	$9.85	$10.26	$8.37	$6.11				
Number of accumulation units outstanding at end of period	766,242	617,646	645,169	682,865	694,129	82,850				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.37	$10.01	$10.65	$8.61	$6.94	$10.02				
Value at end of period	$15.44	$11.37	$10.01	$10.65	$8.61	$6.94				
Number of accumulation units outstanding at end of period	1,383,220	1,254,746	1,359,250	1,359,242	1,090,247	982,146				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.08	$8.94	$9.07	$7.00	$5.46	$8.51	$7.90	$7.16	$6.71	$6.22
Value at end of period	$13.72	$10.08	$8.94	$9.07	$7.00	$5.46	$8.51	$7.90	$7.16	$6.71
Number of accumulation units outstanding at end of period	650,425	783,740	952,595	1,136,270	1,276,815	1,431,240	1,780,746	2,209,988	2,509,631	2,585,684
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.57	$10.33	$10.82	$8.89	$7.12	$10.25				
Value at end of period	$15.60	$11.57	$10.33	$10.82	$8.89	$7.12				
Number of accumulation units outstanding at end of period	442,541	463,572	563,419	682,439	552,186	369,315				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$52.46	$46.71	$46.28	$41.37	$31.65	$44.50	$43.46	$38.64	$36.56	$31.96
Value at end of period	$62.89	$52.46	$46.71	$46.28	$41.37	$31.65	$44.50	$43.46	$38.64	$36.56
Number of accumulation units outstanding at end of period	3,399,667	3,759,053	4,136,336	4,786,444	5,180,368	5,666,249	6,129,080	6,356,611	6,812,134	6,613,564
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.93	$26.90	$27.66	$24.53	$20.01	$31.72	$31.38	$26.85	$26.34	$23.37
Value at end of period	$39.37	$30.93	$26.90	$27.66	$24.53	$20.01	$31.72	$31.38	$26.85	$26.34
Number of accumulation units outstanding at end of period	2,348,514	2,520,734	2,868,134	2,957,369	3,248,847	3,501,444	3,983,849	4,373,718	4,873,923	5,039,682
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14	$10.10			
Value at end of period	$14.08	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14			
Number of accumulation units outstanding at end of period	1,317,527	1,225,275	900,601	961,014	1,015,681	360,843	391,503			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.31	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37	$10.16	
Value at end of period	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37	
Number of accumulation units outstanding at end of period	1,015,746	1,124,162	1,220,197	1,398,501	1,597,899	1,976,963	2,102,469	1,598,864	1,569,304	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.14	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	$10.12		
Value at end of period	$11.93	$10.14	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15		
Number of accumulation units outstanding at end of period	6,153,716	6,797,000	2,731,608	3,055,080	3,151,373	2,392,659	1,002,601	294,760		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$22.14	$18.53	$20.04	$18.95	$14.60	$24.68	$24.57	$20.54	$19.05	$17.50
Value at end of period	$28.37	$22.14	$18.53	$20.04	$18.95	$14.60	$24.68	$24.57	$20.54	$19.05
Number of accumulation units outstanding at end of period	1,249,386	1,333,134	1,506,653	1,717,330	1,857,874	1,778,369	2,097,951	2,254,550	2,134,120	2,325,689
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.66	$11.47	$10.93	$10.52	$10.16	$10.04				
Value at end of period	$11.12	$11.66	$11.47	$10.93	$10.52	$10.16				
Number of accumulation units outstanding at end of period	1,243,584	1,602,234	2,495,009	1,484,474	1,335,045	1,356,859				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.90	$10.28								
Value at end of period	$13.61	$9.90								
Number of accumulation units outstanding at end of period	219,659	256,023								
PROFUND VP BULL										
Value at beginning of period	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.70	$8.15
Value at end of period	$11.41	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.70
Number of accumulation units outstanding at end of period	259,055	301,392	371,883	472,306	511,062	571,347	675,764	984,870	1,504,578	1,940,698
PROFUND VP EUROPE 30										
Value at beginning of period	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.20	$9.71	$9.16	$8.17
Value at end of period	$11.02	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.20	$9.71	$9.16
Number of accumulation units outstanding at end of period	114,834	130,519	152,211	192,226	209,356	262,466	341,949	471,666	593,071	557,626
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35
Value at end of period	$3.09	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17
Number of accumulation units outstanding at end of period	140,331	155,343	180,837	211,569	270,194	312,095	413,542	742,848	889,752	1,007,799

Separate Account Annual Charges of 1.95%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08				
Value at end of period	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96				
Number of accumulation units outstanding at end of period	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17	$20.07	$17.15	$16.58	$13.80
Value at end of period	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17	$20.07	$17.15	$16.58
Number of accumulation units outstanding at end of period	261,948	307,378	337,456	373,700	427,908	464,506	548,499	661,159	649,073	23,095
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.90	$10.37	$10.51	$9.33	$7.32	$13.06	$13.15	$11.18	$10.80	$9.91
Value at end of period	$14.92	$11.90	$10.37	$10.51	$9.33	$7.32	$13.06	$13.15	$11.18	$10.80
Number of accumulation units outstanding at end of period	605,310	655,098	715,473	774,051	833,581	901,576	1,010,383	813,783	547,233	125,507
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.66	$9.41	$9.51	$8.66	$7.16	$10.00				
Value at end of period	$12.87	$10.66	$9.41	$9.51	$8.66	$7.16				
Number of accumulation units outstanding at end of period	4,066,320	4,053,885	3,997,414	4,027,563	3,982,648	2,220,231				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.62	$9.27	$10.06							
Value at end of period	$12.69	$10.62	$9.27							
Number of accumulation units outstanding at end of period	137,272	77,293	69,320							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.94	$8.77	$10.08							
Value at end of period	$11.54	$9.94	$8.77							
Number of accumulation units outstanding at end of period	129,419	81,174	38,229							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.28	$15.03	$17.90	$17.11	$12.26	$21.73	$18.56	$16.00	$13.49	$11.60
Value at end of period	$20.50	$17.28	$15.03	$17.90	$17.11	$12.26	$21.73	$18.56	$16.00	$13.49
Number of accumulation units outstanding at end of period	4,046,871	4,372,565	4,771,612	5,456,090	5,469,638	5,030,646	3,981,698	3,004,812	1,757,275	161,298
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.54	$12.21	$13.23	$11.98	$9.07	$11.36				
Value at end of period	$15.23	$13.54	$12.21	$13.23	$11.98	$9.07				
Number of accumulation units outstanding at end of period	1,189,269	1,309,321	1,371,934	1,083,472	899,347	241,755				
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96	$10.31	
Value at end of period	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96	
Number of accumulation units outstanding at end of period	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281	1,102,938	799,004	315,123	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.12	$11.27	$10.97	$10.46	$8.88	$12.70	$11.93	$10.68	$9.87	$9.71
Value at end of period	$18.56	$13.12	$11.27	$10.97	$10.46	$8.88	$12.70	$11.93	$10.68	$9.87
Number of accumulation units outstanding at end of period	1,182,431	1,024,700	1,059,240	1,012,203	1,054,921	920,325	670,335	474,327	345,203	14,865
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.49	$11.98	$10.91	$10.54	$9.88					
Value at end of period	$11.18	$12.49	$11.98	$10.91	$10.54					
Number of accumulation units outstanding at end of period	1,844,662	3,069,280	3,095,975	1,335,718	736,563					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.77	$10.49	$10.87	$9.77	$7.65	$12.81	$12.24	$11.65	$10.74	
Value at end of period	$15.36	$11.77	$10.49	$10.87	$9.77	$7.65	$12.81	$12.24	$11.65	
Number of accumulation units outstanding at end of period	774,092	833,441	783,925	700,594	1,007,156	602,909	449,216	319,126	201,000	
ING BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.90	$10.43	$10.07	$9.68	$8.80	$10.03				
Value at end of period	$10.56	$10.90	$10.43	$10.07	$9.68	$8.80				
Number of accumulation units outstanding at end of period	3,774,238	3,936,628	4,152,297	4,313,505	4,129,209	2,361,763				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34	$13.57	$11.05		
Value at end of period	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34	$13.57		
Number of accumulation units outstanding at end of period	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834	604,316	167,558		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95	$73.09	$54.16	$47.29	$35.01
Value at end of period	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95	$73.09	$54.16	$47.29
Number of accumulation units outstanding at end of period	175,758	216,917	238,603	276,898	343,912	412,439	431,099	502,995	303,357	18,394

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29	$11.06	$9.91	$10.02	
Value at end of period	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29	$11.06	$9.91	
Number of accumulation units outstanding at end of period	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501	970,586	498,026	958	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11	$10.02	$9.95		
Value at end of period	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11	$10.02		
Number of accumulation units outstanding at end of period	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466	887,486	373,022		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.73	$7.55	$8.47	$6.92	$5.80	$10.38	$10.32			
Value at end of period	$10.68	$8.73	$7.55	$8.47	$6.92	$5.80	$10.38			
Number of accumulation units outstanding at end of period	1,108,830	1,218,569	1,448,852	1,656,261	1,394,715	1,331,778	377,604			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.46	$7.08	$8.73	$9.80	$10.14					
Value at end of period	$10.41	$8.46	$7.08	$8.73	$9.80					
Number of accumulation units outstanding at end of period	152,630	75,712	26,556	55,335	1,623					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.15	$14.37	$16.46	$13.08	$9.58	$16.06	$14.31	$13.04	$11.37	$9.35
Value at end of period	$21.54	$16.15	$14.37	$16.46	$13.08	$9.58	$16.06	$14.31	$13.04	$11.37
Number of accumulation units outstanding at end of period	1,438,708	1,565,453	1,808,715	2,177,702	2,387,241	2,076,779	1,314,412	869,051	535,373	451
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96	$10.88	$9.99		
Value at end of period	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96	$10.88		
Number of accumulation units outstanding at end of period	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068	1,629,601	656,451		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.62	$9.54	$9.80	$8.96	$7.22	$11.84	$12.53			
Value at end of period	$13.30	$10.62	$9.54	$9.80	$8.96	$7.22	$11.84			
Number of accumulation units outstanding at end of period	1,298,600	1,432,710	1,560,289	1,642,758	1,634,558	1,393,022	969,862			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.21	$8.11	$8.37	$7.71	$6.03	$9.57	$10.09			
Value at end of period	$11.20	$9.21	$8.11	$8.37	$7.71	$6.03	$9.57			
Number of accumulation units outstanding at end of period	7,468,960	7,723,140	8,466,763	9,675,208	9,647,235	8,875,069	3,084,070			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.62	$10.29	$10.94	$10.25	$10.65					
Value at end of period	$13.55	$11.62	$10.29	$10.94	$10.25					
Number of accumulation units outstanding at end of period	18,411	15,614	15,765	14,590	3,105					
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.12									
Value at end of period	$10.37									
Number of accumulation units outstanding at end of period	32,857									

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.37	$8.81	$9.96							
Value at end of period	$9.28	$8.37	$8.81							
Number of accumulation units outstanding at end of period	816,701	613,678	1,097,889							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$33.54	$35.21	$39.52	$33.13	$24.57	$42.48	$32.51	$27.31	$20.22	$19.38
Value at end of period	$37.36	$33.54	$35.21	$39.52	$33.13	$24.57	$42.48	$32.51	$27.31	$20.22
Number of accumulation units outstanding at end of period	826,793	968,156	1,073,347	1,208,420	1,475,926	1,454,849	878,652	524,482	246,689	4,832
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95				
Value at end of period	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05				
Number of accumulation units outstanding at end of period	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.75	$9.52	$9.99							
Value at end of period	$13.71	$10.75	$9.52							
Number of accumulation units outstanding at end of period	8,750,030	9,694,786	10,457,228							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95	$9.83			
Value at end of period	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95			
Number of accumulation units outstanding at end of period	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853	5,374			
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.70	$10.89	$13.61	$12.91	$9.99					
Value at end of period	$13.95	$13.70	$10.89	$13.61	$12.91					
Number of accumulation units outstanding at end of period	225,210	208,315	263,363	514,972	297,731					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36	$11.06	$9.87	$9.57	$8.86
Value at end of period	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36	$11.06	$9.87	$9.57
Number of accumulation units outstanding at end of period	667,716	717,363	789,755	927,565	995,207	1,099,093	1,224,324	842,997	747,104	156,482
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05	$14.58	$13.63	$12.54	$10.99
Value at end of period	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05	$14.58	$13.63	$12.54
Number of accumulation units outstanding at end of period	424,255	480,684	546,385	609,244	668,326	721,208	897,365	843,068	636,374	128,177
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59	$15.92	$14.30	$13.59	$11.38
Value at end of period	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59	$15.92	$14.30	$13.59
Number of accumulation units outstanding at end of period	324,645	365,803	403,302	440,060	470,167	505,902	709,109	678,476	487,498	105,870
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03	$11.61	$11.41	$11.31	$11.15
Value at end of period	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03	$11.61	$11.41	$11.31
Number of accumulation units outstanding at end of period	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407	4,189,988	2,311,169	464,500	9,453
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30				
Value at end of period	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04				
Number of accumulation units outstanding at end of period	475,874	407,661	371,833	571,744	540,619	72,627				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29	$13.87	$12.21	$12.03	
Value at end of period	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29	$13.87	$12.21	
Number of accumulation units outstanding at end of period	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974	1,430,257	1,382,804	1,051,435	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82	$10.15	
Value at end of period	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82	
Number of accumulation units outstanding at end of period	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388	492,315	369,075	245,919	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89	$29.72	$26.13	$24.21	$21.63
Value at end of period	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89	$29.72	$26.13	$24.21
Number of accumulation units outstanding at end of period	445,657	448,249	490,438	539,995	572,851	500,728	433,803	353,888	188,468	3,750
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.79	$9.28	$10.97	$9.85	$9.77					
Value at end of period	$11.98	$9.79	$9.28	$10.97	$9.85					
Number of accumulation units outstanding at end of period	80,535	35,526	30,902	33,251	2,545					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07	$17.73	$13.31	$10.07	$8.72
Value at end of period	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07	$17.73	$13.31	$10.07
Number of accumulation units outstanding at end of period	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662	1,761,542	1,004,530	569,679	2,102
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78				
Value at end of period	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02				
Number of accumulation units outstanding at end of period	803,006	661,980	568,733	521,278	388,927	238,668				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23	$14.77	$12.91	$13.63	$10.29
Value at end of period	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23	$14.77	$12.91	$13.63
Number of accumulation units outstanding at end of period	1,038,536	943,783	913,590	808,465	638,318	612,948	810,007	615,365	362,665	68,789
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.28	$10.32								
Value at end of period	$13.13	$10.28								
Number of accumulation units outstanding at end of period	13,991,615	15,574,620								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during February 2005)										
Value at beginning of period	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07	$11.03	$10.65	$10.02	
Value at end of period	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07	$11.03	$10.65	
Number of accumulation units outstanding at end of period	3,611,717	883,032	1,038,029	641,795	404,582	28,155	14,873	19,180	9,371	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.21	$10.00	$10.04							
Value at end of period	$14.36	$11.21	$10.00							
Number of accumulation units outstanding at end of period	2,061,174	360,984	195,176							
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23	$14.80	$14.42	$14.31	$14.46
Value at end of period	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23	$14.80	$14.42	$14.31
Number of accumulation units outstanding at end of period	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579	1,844,856	953,694	465,550	138,686

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.54	$14.99	$15.55	$13.23	$10.46	$17.87	$15.97	$15.52	$14.53	$13.18
Value at end of period	$21.98	$16.54	$14.99	$15.55	$13.23	$10.46	$17.87	$15.97	$15.52	$14.53
Number of accumulation units outstanding at end of period	959,767	973,510	1,040,101	1,097,675	1,091,475	978,977	726,563	525,510	388,372	27,999
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.63	$24.43	$24.52	$22.77	$19.69	$25.87	$25.37	$23.11	$22.91	$21.02
Value at end of period	$30.99	$26.63	$24.43	$24.52	$22.77	$19.69	$25.87	$25.37	$23.11	$22.91
Number of accumulation units outstanding at end of period	859,441	896,307	955,563	1,051,675	1,093,601	953,779	829,732	751,117	593,459	127,261
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.68	$16.82	$16.12	$14.46	$11.11	$18.19	$14.56	$11.35	$10.14	
Value at end of period	$22.01	$18.68	$16.82	$16.12	$14.46	$11.11	$18.19	$14.56	$11.35	
Number of accumulation units outstanding at end of period	2,161,144	2,522,723	2,710,114	2,258,340	2,474,999	2,312,150	1,455,255	800,077	371,810	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33	$8.39	$7.95	$7.36	$7.03
Value at end of period	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33	$8.39	$7.95	$7.36
Number of accumulation units outstanding at end of period	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021	43,460	45,890	45,902	12,026
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83	$15.65	$13.15	$12.05	$10.91
Value at end of period	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83	$15.65	$13.15	$12.05
Number of accumulation units outstanding at end of period	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107	897,716	682,291	443,052	14,300
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90	$12.52	$10.94	$10.29	
Value at end of period	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90	$12.52	$10.94	
Number of accumulation units outstanding at end of period	168,358	177,578	215,052	214,959	192,048	210,718	246,686	253,209	130,333	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12	$15.46	$13.41	$12.07	
Value at end of period	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12	$15.46	$13.41	
Number of accumulation units outstanding at end of period	706,770	617,441	694,917	695,149	797,167	909,337	616,583	445,966	130,621	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88	$11.78	$11.03	$10.78	$10.00
Value at end of period	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88	$11.78	$11.03	$10.78
Number of accumulation units outstanding at end of period	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910	1,275,970	1,078,759	773,925	134,849
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.44	$17.29	$17.04	$16.14	$14.38	$14.07	$13.17	$12.88	$12.82	$12.46
Value at end of period	$17.76	$18.44	$17.29	$17.04	$16.14	$14.38	$14.07	$13.17	$12.88	$12.82
Number of accumulation units outstanding at end of period	9,475,193	11,579,982	11,617,300	12,404,650	11,773,902	8,442,287	2,020,601	896,452	766,115	279,024
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.59	$9.06	$8.78	$8.31	$8.25					
Value at end of period	$9.81	$9.59	$9.06	$8.78	$8.31					
Number of accumulation units outstanding at end of period	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.99	$9.92	$10.25	$9.36	$9.21					
Value at end of period	$12.79	$10.99	$9.92	$10.25	$9.36					
Number of accumulation units outstanding at end of period	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701					

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.24	$10.28	$10.47	$9.62	$9.49					
Value at end of period	$12.76	$11.24	$10.28	$10.47	$9.62					
Number of accumulation units outstanding at end of period	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.45	$10.59	$10.58	$9.85	$9.75					
Value at end of period	$12.35	$11.45	$10.59	$10.58	$9.85					
Number of accumulation units outstanding at end of period	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.91	$14.20	$13.94	$12.64	$10.20					
Value at end of period	$20.54	$15.91	$14.20	$13.94	$12.64					
Number of accumulation units outstanding at end of period	361,025	374,387	322,048	302,452	315,447					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31				
Value at end of period	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68				
Number of accumulation units outstanding at end of period	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.22	$13.39	$13.58	$12.46	$10.54					
Value at end of period	$19.62	$15.22	$13.39	$13.58	$12.46					
Number of accumulation units outstanding at end of period	343,597	298,911	226,688	202,476	154,282					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.35	$15.32	$15.97	$12.94	$10.14					
Value at end of period	$22.95	$17.35	$15.32	$15.97	$12.94					
Number of accumulation units outstanding at end of period	697,927	736,610	750,346	801,914	789,109					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40				
Value at end of period	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11				
Number of accumulation units outstanding at end of period	868,183	844,587	844,438	971,877	727,369	303,340				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16				
Value at end of period	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94				
Number of accumulation units outstanding at end of period	1,017,389	932,748	887,230	1,007,545	845,599	553,373				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48	$7.87	$7.15	$6.70	$6.21
Value at end of period	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48	$7.87	$7.15	$6.70
Number of accumulation units outstanding at end of period	140,732	163,092	175,561	196,291	224,324	248,212	290,570	280,862	160,035	15,222
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13				
Value at end of period	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12				
Number of accumulation units outstanding at end of period	534,209	612,548	676,236	730,562	637,166	317,965				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08	$43.07	$38.31	$36.26	$31.72
Value at end of period	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08	$43.07	$38.31	$36.26
Number of accumulation units outstanding at end of period	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564	2,314,023	1,755,993	1,075,768	30,850

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41	$31.09	$26.62	$26.13	$23.19
Value at end of period	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41	$31.09	$26.62	$26.13
Number of accumulation units outstanding at end of period	882,232	911,304	947,023	928,683	923,809	849,406	630,545	528,960	407,663	55,676
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14	$10.10			
Value at end of period	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14			
Number of accumulation units outstanding at end of period	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486	154,046			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78	$15.04	$12.37	$10.02	
Value at end of period	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78	$15.04	$12.37	
Number of accumulation units outstanding at end of period	647,370	707,844	700,849	749,135	899,945	1,055,822	635,073	386,727	202,215	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59	$11.14	$10.35		
Value at end of period	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59	$11.14		
Number of accumulation units outstanding at end of period	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457	472,387	104,438		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49	$24.39	$20.40	$18.93	$17.40
Value at end of period	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49	$24.39	$20.40	$18.93
Number of accumulation units outstanding at end of period	453,011	446,499	462,920	505,792	516,157	472,477	453,360	327,550	131,684	4,502
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03				
Value at end of period	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16				
Number of accumulation units outstanding at end of period	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.89	$10.28								
Value at end of period	$13.59	$9.89								
Number of accumulation units outstanding at end of period	61,754	76,014								
PROFUND VP BULL										
Value at beginning of period	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89	$9.75	$8.74	$8.68	$8.13
Value at end of period	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89	$9.75	$8.74	$8.68
Number of accumulation units outstanding at end of period	13,868	20,716	22,523	24,279	28,304	30,665	31,592	56,029	45,665	3,195
PROFUND VP EUROPE 30										
Value at beginning of period	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54	$11.16	$9.69	$9.14	$8.15
Value at end of period	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54	$11.16	$9.69	$9.14
Number of accumulation units outstanding at end of period	28,396	28,697	32,153	42,989	44,665	76,510	85,574	102,368	97,624	25,549
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41	$7.97	$7.38	$8.17	$9.35
Value at end of period	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41	$7.97	$7.38	$8.17
Number of accumulation units outstanding at end of period	86,469	94,360	95,656	97,550	99,495	112,208	154,005	231,298	137,057	28,211

Separate Account Annual Charges of 2.00%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.32	$9.58	$10.14	$9.43	$7.96	$10.15				
Value at end of period	$11.57	$10.32	$9.58	$10.14	$9.43	$7.96				
Number of accumulation units outstanding at end of period	309,887	256,973	344,106	359,612	392,083	130,424				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$20.51	$18.81	$20.45	$16.50	$13.47	$19.13	$20.04	$17.13	$16.57	$13.79
Value at end of period	$26.94	$20.51	$18.81	$20.45	$16.50	$13.47	$19.13	$20.04	$17.13	$16.57
Number of accumulation units outstanding at end of period	37,827	43,816	48,117	55,993	68,437	77,472	86,929	108,275	142,657	132,789
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.83	$10.32	$10.46	$9.29	$7.29	$13.02	$13.12	$11.16	$10.79	$9.89
Value at end of period	$14.82	$11.83	$10.32	$10.46	$9.29	$7.29	$13.02	$13.12	$11.16	$10.79
Number of accumulation units outstanding at end of period	151,579	168,105	189,079	213,828	252,480	270,877	354,210	348,888	334,161	308,446
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.63	$9.39	$9.50	$8.66	$7.16	$10.05				
Value at end of period	$12.83	$10.63	$9.39	$9.50	$8.66	$7.16				
Number of accumulation units outstanding at end of period	217,246	237,021	146,430	51,926	50,408	5,282				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.61	$9.27	$10.28							
Value at end of period	$12.67	$10.61	$9.27							
Number of accumulation units outstanding at end of period	12,644	5,599	4,427							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$10.20									
Value at end of period	$11.52									
Number of accumulation units outstanding at end of period	2,935									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.19	$14.96	$17.83	$17.06	$12.23	$21.68	$18.53	$15.98	$13.48	$11.59
Value at end of period	$20.39	$17.19	$14.96	$17.83	$17.06	$12.23	$21.68	$18.53	$15.98	$13.48
Number of accumulation units outstanding at end of period	373,628	391,060	432,083	516,417	546,257	594,092	610,150	562,397	467,938	269,604
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.51	$12.19	$13.22	$11.97	$10.38					
Value at end of period	$15.19	$13.51	$12.19	$13.22	$11.97					
Number of accumulation units outstanding at end of period	37,597	24,889	29,613	18,671	10,543					
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.30	$12.19	$12.17	$9.82	$7.41	$12.87	$12.38	$10.96	$10.49	
Value at end of period	$19.46	$14.30	$12.19	$12.17	$9.82	$7.41	$12.87	$12.38	$10.96	
Number of accumulation units outstanding at end of period	101,679	89,599	94,271	123,846	132,835	100,398	81,245	61,697	44,795	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.06	$11.22	$10.93	$10.43	$8.86	$12.68	$11.92	$10.68	$9.86	$10.03
Value at end of period	$18.47	$13.06	$11.22	$10.93	$10.43	$8.86	$12.68	$11.92	$10.68	$9.86
Number of accumulation units outstanding at end of period	73,087	77,311	109,171	108,213	112,817	127,935	129,684	180,229	183,222	22,301

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.47	$11.96	$10.90	$10.54	$9.91					
Value at end of period	$11.16	$12.47	$11.96	$10.90	$10.54					
Number of accumulation units outstanding at end of period	66,696	134,982	95,663	110,149	52,089					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.71	$10.44	$10.82	$9.73	$7.63	$12.77	$12.21	$11.63	$10.76	$9.88
Value at end of period	$15.27	$11.71	$10.44	$10.82	$9.73	$7.63	$12.77	$12.21	$11.63	$10.76
Number of accumulation units outstanding at end of period	38,525	51,191	50,236	52,967	80,891	96,232	112,892	107,751	128,970	26,550
ING BOND PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$10.87	$10.41	$10.05	$9.67	$8.80	$9.82				
Value at end of period	$10.53	$10.87	$10.41	$10.05	$9.67	$8.80				
Number of accumulation units outstanding at end of period	48,351	78,063	54,936	180,259	128,704	26,894				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.05	$9.79	$10.55	$9.28	$7.09	$12.33	$13.57	$11.42		
Value at end of period	$12.25	$12.05	$9.79	$10.55	$9.28	$7.09	$12.33	$13.57		
Number of accumulation units outstanding at end of period	27,075	28,237	37,770	40,946	49,024	57,664	82,834	58,575		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$71.39	$63.05	$58.75	$46.84	$35.17	$58.38	$72.42	$53.69	$46.91	$34.74
Value at end of period	$71.40	$71.39	$63.05	$58.75	$46.84	$35.17	$58.38	$72.42	$53.69	$46.91
Number of accumulation units outstanding at end of period	21,295	23,485	26,536	30,580	39,939	46,691	63,976	83,788	82,572	87,409
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.78	$8.89	$9.52	$8.67	$6.72	$11.28	$11.05	$9.91	$9.93	
Value at end of period	$12.92	$9.78	$8.89	$9.52	$8.67	$6.72	$11.28	$11.05	$9.91	
Number of accumulation units outstanding at end of period	146,800	127,892	162,749	168,752	167,610	189,819	173,700	134,351	1,446	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.45	$9.34	$9.79	$7.98	$6.53	$10.10	$10.01	$10.13		
Value at end of period	$14.34	$10.45	$9.34	$9.79	$7.98	$6.53	$10.10	$10.01		
Number of accumulation units outstanding at end of period	67,451	69,851	70,885	79,850	95,296	116,726	78,768	48,102		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.71	$7.53	$8.46	$6.91	$5.79	$10.38	$10.79			
Value at end of period	$10.65	$8.71	$7.53	$8.46	$6.91	$5.79	$10.38			
Number of accumulation units outstanding at end of period	12,089	70,695	49,868	54,742	1,565	1,738	29,163			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$8.45	$7.07	$8.73	$8.24						
Value at end of period	$10.38	$8.45	$7.07	$8.73						
Number of accumulation units outstanding at end of period	5,457	3,805	216	218						
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.05	$14.29	$16.37	$13.01	$9.54	$16.00	$14.26	$13.00	$11.35	$9.33
Value at end of period	$21.40	$16.05	$14.29	$16.37	$13.01	$9.54	$16.00	$14.26	$13.00	$11.35
Number of accumulation units outstanding at end of period	211,194	244,824	281,182	333,416	402,061	431,396	500,349	380,571	402,963	247,897
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.05	$10.92	$10.87	$9.82	$7.59	$10.95	$10.88	$9.99		
Value at end of period	$13.54	$12.05	$10.92	$10.87	$9.82	$7.59	$10.95	$10.88		
Number of accumulation units outstanding at end of period	363,381	413,179	424,823	424,004	412,572	431,001	396,949	160,200		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.59	$9.51	$9.78	$8.95	$7.22	$11.84	$12.65			
Value at end of period	$13.25	$10.59	$9.51	$9.78	$8.95	$7.22	$11.84			
Number of accumulation units outstanding at end of period	160,290	161,481	186,763	207,362	251,812	257,279	223,238			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.18	$8.09	$8.36	$7.70	$6.03	$9.57	$10.13			
Value at end of period	$11.16	$9.18	$8.09	$8.36	$7.70	$6.03	$9.57			
Number of accumulation units outstanding at end of period	295,907	346,860	352,467	363,028	401,320	438,733	354,590			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$11.60	$11.21								
Value at end of period	$13.52	$11.60								
Number of accumulation units outstanding at end of period	1,151	259								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.36	$8.81	$9.96							
Value at end of period	$9.27	$8.36	$8.81							
Number of accumulation units outstanding at end of period	37,906	39,483	55,722							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$33.13	$34.80	$39.08	$32.78	$24.33	$42.07	$32.22	$27.08	$20.06	$19.23
Value at end of period	$36.88	$33.13	$34.80	$39.08	$32.78	$24.33	$42.07	$32.22	$27.08	$20.06
Number of accumulation units outstanding at end of period	55,793	62,126	65,463	73,440	82,418	120,553	111,003	116,077	101,883	79,323
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$8.49	$7.52	$7.98	$7.70	$6.04	$9.81				
Value at end of period	$9.45	$8.49	$7.52	$7.98	$7.70	$6.04				
Number of accumulation units outstanding at end of period	10,286	18,305	11,004	15,856	15,997	20,629				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.74	$9.51	$9.99							
Value at end of period	$13.69	$10.74	$9.51							
Number of accumulation units outstanding at end of period	809,854	947,923	1,055,534							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.50	$8.40	$8.61	$7.72	$6.06	$9.34				
Value at end of period	$12.14	$9.50	$8.40	$8.61	$7.72	$6.06				
Number of accumulation units outstanding at end of period	675,377	772,668	887,617	718,362	781,648	518,168				
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.68	$10.87	$13.60	$12.91	$10.19					
Value at end of period	$13.92	$13.68	$10.87	$13.60	$12.91					
Number of accumulation units outstanding at end of period	17,077	9,267	6,702	9,605	5,118					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.19	$9.11	$9.33	$8.37	$6.95	$11.32	$11.03	$9.85	$9.56	$8.84
Value at end of period	$13.24	$10.19	$9.11	$9.33	$8.37	$6.95	$11.32	$11.03	$9.85	$9.56
Number of accumulation units outstanding at end of period	70,935	79,648	85,091	133,698	136,149	154,509	202,205	233,587	294,455	139,303
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.60	$11.82	$12.23	$10.26	$7.97	$13.06	$12.66	$11.84	$10.90	$9.49
Value at end of period	$17.89	$13.60	$11.82	$12.23	$10.26	$7.97	$13.06	$12.66	$11.84	$10.90
Number of accumulation units outstanding at end of period	70,920	77,920	86,067	137,689	151,637	174,742	224,641	219,511	262,579	103,058

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.31	$11.20	$11.54	$9.61	$7.88	$12.12	$13.23	$11.89	$11.30	$9.39
Value at end of period	$17.16	$12.31	$11.20	$11.54	$9.61	$7.88	$12.12	$13.23	$11.89	$11.30
Number of accumulation units outstanding at end of period	51,554	56,192	57,919	88,732	99,170	116,671	163,571	212,304	222,003	86,380
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.13	$13.22	$12.57	$11.72	$10.74	$12.00	$11.59	$11.39	$11.29	$11.02
Value at end of period	$13.80	$14.13	$13.22	$12.57	$11.72	$10.74	$12.00	$11.59	$11.39	$11.29
Number of accumulation units outstanding at end of period	247,815	295,448	323,987	318,167	327,587	401,440	375,355	257,927	176,739	147,886
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.93	$6.83	$7.95	$7.54	$6.04	$10.36				
Value at end of period	$9.41	$7.93	$6.83	$7.95	$7.54	$6.04				
Number of accumulation units outstanding at end of period	27,864	20,327	22,472	19,563	21,334	2,224				
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.01	$10.33	$10.77	$9.54	$7.57	$12.17	$12.71	$11.19	$11.04	
Value at end of period	$15.89	$12.01	$10.33	$10.77	$9.54	$7.57	$12.17	$12.71	$11.19	
Number of accumulation units outstanding at end of period	61,082	63,040	72,634	85,807	97,602	115,956	132,032	133,853	105,454	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.68	$11.50	$11.89	$10.83	$9.03	$12.06	$11.91	$10.81	$10.15	
Value at end of period	$15.49	$12.68	$11.50	$11.89	$10.83	$9.03	$12.06	$11.91	$10.81	
Number of accumulation units outstanding at end of period	46,722	47,887	66,966	97,383	92,793	123,763	67,658	74,414	38,318	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.41	$25.31	$26.39	$23.94	$19.71	$29.67	$29.52	$25.96	$24.07	$21.52
Value at end of period	$37.28	$28.41	$25.31	$26.39	$23.94	$19.71	$29.67	$29.52	$25.96	$24.07
Number of accumulation units outstanding at end of period	61,686	62,901	71,759	104,163	119,973	146,256	144,408	174,528	194,957	238,814
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$9.78	$9.27	$9.25							
Value at end of period	$11.96	$9.78	$9.27							
Number of accumulation units outstanding at end of period	3,034	3,052	160							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$21.19	$18.16	$22.67	$19.23	$11.44	$23.95	$17.65	$13.26	$10.03	$8.70
Value at end of period	$19.58	$21.19	$18.16	$22.67	$19.23	$11.44	$23.95	$17.65	$13.26	$10.03
Number of accumulation units outstanding at end of period	83,892	91,535	93,923	91,214	114,794	136,751	151,276	133,347	150,997	111,442
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$15.68	$13.33	$13.36	$11.09	$9.00	$13.72				
Value at end of period	$20.22	$15.68	$13.33	$13.36	$11.09	$9.00				
Number of accumulation units outstanding at end of period	69,489	64,154	49,201	72,804	44,139	43,785				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.98	$14.60	$15.10	$12.16	$9.74	$14.19	$14.73	$12.89	$13.63	$10.28
Value at end of period	$23.12	$16.98	$14.60	$15.10	$12.16	$9.74	$14.19	$14.73	$12.89	$13.63
Number of accumulation units outstanding at end of period	77,881	82,666	92,610	116,576	103,301	110,511	152,837	202,981	184,335	145,849
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.28	$9.65								
Value at end of period	$13.12	$10.28								
Number of accumulation units outstanding at end of period	1,015,680	1,093,647								

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.47	$13.40	$13.37	$11.94	$8.55	$12.05	$11.01	$10.64	$10.44	$9.73
Value at end of period	$19.80	$15.47	$13.40	$13.37	$11.94	$8.55	$12.05	$11.01	$10.64	$10.44
Number of accumulation units outstanding at end of period	333,919	63,076	68,432	31,128	16,829	357	3,810	5,613	696	806
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.20	$10.00	$10.04							
Value at end of period	$14.34	$11.20	$10.00							
Number of accumulation units outstanding at end of period	391,179	119,293	115,964							
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$19.91	$20.02	$20.19	$19.97	$19.02	$19.45	$18.77	$18.44	$18.51	$18.64
Value at end of period	$19.65	$19.91	$20.02	$20.19	$19.97	$19.02	$19.45	$18.77	$18.44	$18.51
Number of accumulation units outstanding at end of period	22,984	28,317	29,770	36,226	45,314	48,075	67,352	95,945	115,641	143,020
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.02	$14.31	$14.59	$14.89	$15.14	$15.09	$14.67	$14.30	$14.19	$14.35
Value at end of period	$13.74	$14.02	$14.31	$14.59	$14.89	$15.14	$15.09	$14.67	$14.30	$14.19
Number of accumulation units outstanding at end of period	139,535	278,725	351,543	344,906	550,658	717,105	355,541	327,671	274,445	227,939
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.40	$14.87	$15.43	$13.14	$10.39	$17.77	$15.88	$15.44	$14.47	$13.13
Value at end of period	$21.78	$16.40	$14.87	$15.43	$13.14	$10.39	$17.77	$15.88	$15.44	$14.47
Number of accumulation units outstanding at end of period	141,304	159,486	181,418	198,950	231,935	254,937	283,013	331,636	340,249	349,744
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.38	$24.21	$24.32	$22.59	$19.55	$25.69	$25.21	$22.98	$22.79	$20.93
Value at end of period	$30.68	$26.38	$24.21	$24.32	$22.59	$19.55	$25.69	$25.21	$22.98	$22.79
Number of accumulation units outstanding at end of period	223,859	243,559	246,923	290,244	314,452	348,107	408,439	480,240	540,719	569,629
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.61	$16.76	$16.08	$14.43	$11.09	$18.16	$14.55	$11.35	$10.11	
Value at end of period	$21.92	$18.61	$16.76	$16.08	$14.43	$11.09	$18.16	$14.55	$11.35	
Number of accumulation units outstanding at end of period	97,719	111,879	134,094	119,965	134,111	151,687	132,527	146,037	151,335	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$12.00	$10.75	$11.06	$8.68	$6.28	$10.29	$8.37	$7.94	$7.35	$7.02
Value at end of period	$15.49	$12.00	$10.75	$11.06	$8.68	$6.28	$10.29	$8.37	$7.94	$7.35
Number of accumulation units outstanding at end of period	192,567	136,037	158,660	152,735	159,664	180,808	28,081	33,209	44,226	45,752
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$20.09	$17.71	$16.57	$14.84	$11.75	$16.78	$15.61	$13.13	$12.04	$10.90
Value at end of period	$23.51	$20.09	$17.71	$16.57	$14.84	$11.75	$16.78	$15.61	$13.13	$12.04
Number of accumulation units outstanding at end of period	86,941	114,274	118,480	118,562	114,638	100,794	133,784	174,683	162,922	133,602
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.51	$10.65	$11.39	$10.03	$8.24	$12.88	$12.51	$10.94	$10.35	
Value at end of period	$14.70	$11.51	$10.65	$11.39	$10.03	$8.24	$12.88	$12.51	$10.94	
Number of accumulation units outstanding at end of period	33,753	34,744	37,990	43,260	48,404	46,021	66,502	109,629	127,930	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.03	$11.80	$13.14	$11.58	$8.48	$14.54	$13.95	$12.10	$10.90	
Value at end of period	$17.44	$14.03	$11.80	$13.14	$11.58	$8.48	$14.54	$13.95	$12.10	
Number of accumulation units outstanding at end of period	62,732	82,574	74,641	76,649	84,778	84,737	89,258	77,482	25,510	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.88	$15.10	$14.76	$13.18	$9.00	$11.86	$11.76	$11.02	$10.77	$10.00
Value at end of period	$17.47	$16.88	$15.10	$14.76	$13.18	$9.00	$11.86	$11.76	$11.02	$10.77
Number of accumulation units outstanding at end of period	264,398	263,686	277,293	309,505	317,555	396,372	470,478	553,343	606,903	671,366
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.26	$17.14	$16.90	$16.01	$14.28	$13.98	$13.09	$12.80	$12.75	$12.40
Value at end of period	$17.59	$18.26	$17.14	$16.90	$16.01	$14.28	$13.98	$13.09	$12.80	$12.75
Number of accumulation units outstanding at end of period	702,065	853,051	810,061	932,020	921,983	851,914	834,848	748,592	782,007	788,210
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.57	$9.05	$8.78	$8.30	$8.25					
Value at end of period	$9.79	$9.57	$9.05	$8.78	$8.30					
Number of accumulation units outstanding at end of period	419,998	561,359	385,443	345,650	152,049					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.97	$9.91	$10.24	$9.36	$9.21					
Value at end of period	$12.76	$10.97	$9.91	$10.24	$9.36					
Number of accumulation units outstanding at end of period	1,879,711	2,005,542	2,154,055	2,384,142	2,682,985					
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.22	$10.26	$10.46	$9.62	$9.49					
Value at end of period	$12.73	$11.22	$10.26	$10.46	$9.62					
Number of accumulation units outstanding at end of period	2,053,942	2,104,313	2,509,942	2,560,781	2,606,552					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.43	$10.58	$10.57	$9.85	$9.75					
Value at end of period	$12.33	$11.43	$10.58	$10.57	$9.85					
Number of accumulation units outstanding at end of period	1,237,991	1,363,964	1,544,139	1,734,937	1,965,109					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.88	$14.18	$13.92	$12.63	$10.83					
Value at end of period	$20.49	$15.88	$14.18	$13.92	$12.63					
Number of accumulation units outstanding at end of period	79,281	90,252	98,302	111,523	124,327					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.03	$8.88	$8.87	$8.08	$6.68	$8.37				
Value at end of period	$12.96	$10.03	$8.88	$8.87	$8.08	$6.68				
Number of accumulation units outstanding at end of period	195,624	194,386	214,407	227,259	285,823	11,909				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.19	$13.37	$13.57	$12.46	$10.62					
Value at end of period	$19.57	$15.19	$13.37	$13.57	$12.46					
Number of accumulation units outstanding at end of period	41,322	35,657	34,304	40,776	42,918					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.31	$15.30	$15.96	$12.94	$10.45					
Value at end of period	$22.89	$17.31	$15.30	$15.96	$12.94					
Number of accumulation units outstanding at end of period	61,447	91,397	85,180	105,504	91,269					

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.23	$9.82	$10.23	$8.36	$6.10	$10.21				
Value at end of period	$14.73	$11.23	$9.82	$10.23	$8.36	$6.10				
Number of accumulation units outstanding at end of period	21,776	23,953	21,781	18,260	23,479	44,803				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.32	$9.97	$10.62	$8.59	$6.94	$10.02				
Value at end of period	$15.35	$11.32	$9.97	$10.62	$8.59	$6.94				
Number of accumulation units outstanding at end of period	39,798	29,730	34,582	36,464	53,087	80,988				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.97	$8.85	$8.98	$6.94	$5.42	$8.45	$7.85	$7.13	$6.68	$6.20
Value at end of period	$13.55	$9.97	$8.85	$8.98	$6.94	$5.42	$8.45	$7.85	$7.13	$6.68
Number of accumulation units outstanding at end of period	70,545	74,096	80,094	87,990	97,037	108,308	121,288	171,488	241,147	250,032
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.52	$10.29	$10.79	$8.88	$7.12	$10.47				
Value at end of period	$15.51	$11.52	$10.29	$10.79	$8.88	$7.12				
Number of accumulation units outstanding at end of period	21,169	47,504	45,620	48,298	16,874	9,513				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$51.19	$45.63	$45.25	$40.49	$31.01	$43.65	$42.67	$37.98	$35.97	$31.47
Value at end of period	$61.31	$51.19	$45.63	$45.25	$40.49	$31.01	$43.65	$42.67	$37.98	$35.97
Number of accumulation units outstanding at end of period	267,940	268,514	286,204	322,152	345,677	355,784	440,530	551,286	568,407	529,273
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.18	$26.28	$27.05	$24.02	$19.61	$31.11	$30.81	$26.39	$25.91	$23.02
Value at end of period	$38.38	$30.18	$26.28	$27.05	$24.02	$19.61	$31.11	$30.81	$26.39	$25.91
Number of accumulation units outstanding at end of period	163,253	186,213	205,803	230,349	240,199	264,549	311,996	369,869	435,247	429,673
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.27	$8.84	$9.14	$8.00	$5.72	$10.13	$9.99			
Value at end of period	$13.99	$10.27	$8.84	$9.14	$8.00	$5.72	$10.13			
Number of accumulation units outstanding at end of period	91,203	60,891	60,389	38,466	32,018	13,065	10,546			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.21	$11.35	$13.21	$11.85	$8.79	$17.76	$15.03	$12.37	$10.16	
Value at end of period	$14.80	$13.21	$11.35	$13.21	$11.85	$8.79	$17.76	$15.03	$12.37	
Number of accumulation units outstanding at end of period	114,339	115,432	132,921	148,706	162,706	184,201	217,857	186,050	202,595	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.07	$8.66	$10.06	$9.46	$7.32	$12.58	$11.14	$10.09		
Value at end of period	$11.83	$10.07	$8.66	$10.06	$9.46	$7.32	$12.58	$11.14		
Number of accumulation units outstanding at end of period	349,434	353,954	85,369	119,644	103,342	116,907	106,098	13,666		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.69	$18.18	$19.67	$18.62	$14.36	$24.30	$24.21	$20.26	$18.82	$17.30
Value at end of period	$27.76	$21.69	$18.18	$19.67	$18.62	$14.36	$24.30	$24.21	$20.26	$18.82
Number of accumulation units outstanding at end of period	103,100	113,021	119,233	141,352	169,446	160,917	185,808	199,831	210,122	218,939
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.60	$11.43	$10.90	$10.50	$10.15	$9.78				
Value at end of period	$11.05	$11.60	$11.43	$10.90	$10.50	$10.15				
Number of accumulation units outstanding at end of period	51,187	94,015	85,248	76,352	73,462	122,520				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.89	$10.28								
Value at end of period	$13.58	$9.89								
Number of accumulation units outstanding at end of period	21,849	23,277								
PROFUND VP BULL										
Value at beginning of period	$8.86	$7.94	$8.10	$7.34	$6.02	$9.86	$9.72	$8.72	$8.66	$8.12
Value at end of period	$11.26	$8.86	$7.94	$8.10	$7.34	$6.02	$9.86	$9.72	$8.72	$8.66
Number of accumulation units outstanding at end of period	8,001	9,264	9,328	9,717	10,176	10,875	11,940	36,307	29,254	83,416
PROFUND VP EUROPE 30										
Value at beginning of period	$9.12	$7.99	$8.94	$8.89	$6.86	$12.50	$11.13	$9.66	$9.12	$8.14
Value at end of period	$10.88	$9.12	$7.99	$8.94	$8.89	$6.86	$12.50	$11.13	$9.66	$9.12
Number of accumulation units outstanding at end of period	4,085	5,602	7,855	10,939	13,922	15,064	22,016	39,521	41,162	62,417
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.67	$2.93	$4.79	$5.82	$4.49	$7.39	$7.95	$7.37	$8.16	$9.35
Value at end of period	$3.05	$2.67	$2.93	$4.79	$5.82	$4.49	$7.39	$7.95	$7.37	$8.16
Number of accumulation units outstanding at end of period	13,682	16,590	16,942	24,679	27,381	32,374	41,711	43,862	100,887	101,669

Separate Account Annual Charges of 2.05%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.30	$9.56	$10.13	$9.42	$7.95	$10.08				
Value at end of period	$11.54	$10.30	$9.56	$10.13	$9.42	$7.95				
Number of accumulation units outstanding at end of period	404,026	399,421	399,536	404,100	418,581	323,318				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$20.41	$18.73	$20.37	$16.44	$13.43	$19.08	$20.00	$17.10	$16.55	$13.79
Value at end of period	$26.79	$20.41	$18.73	$20.37	$16.44	$13.43	$19.08	$20.00	$17.10	$16.55
Number of accumulation units outstanding at end of period	27,685	28,990	35,959	41,191	49,728	57,651	69,781	83,083	83,117	56,491
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.76	$10.26	$10.41	$9.25	$7.27	$12.97	$13.08	$11.13	$10.77	$9.88
Value at end of period	$14.73	$11.76	$10.26	$10.41	$9.25	$7.27	$12.97	$13.08	$11.13	$10.77
Number of accumulation units outstanding at end of period	70,300	85,726	92,329	101,891	113,497	137,249	137,416	124,339	65,481	69,897
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.61	$9.37	$9.49	$8.65	$7.16	$10.00				
Value at end of period	$12.79	$10.61	$9.37	$9.49	$8.65	$7.16				
Number of accumulation units outstanding at end of period	280,531	201,118	193,708	163,407	141,918	183,653				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.60	$9.27	$10.12							
Value at end of period	$12.65	$10.60	$9.27							
Number of accumulation units outstanding at end of period	20,885	13,814	1,525							

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.92	$8.76	$10.50							
Value at end of period	$11.51	$9.92	$8.76							
Number of accumulation units outstanding at end of period	9,442	5,436	1,550							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.11	$14.90	$17.76	$17.00	$12.19	$21.64	$18.50	$15.96	$13.47	$11.59
Value at end of period	$20.28	$17.11	$14.90	$17.76	$17.00	$12.19	$21.64	$18.50	$15.96	$13.47
Number of accumulation units outstanding at end of period	342,281	386,873	450,864	546,135	521,455	531,196	482,697	349,896	175,500	93,500
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.48	$12.17	$13.20	$11.96	$9.21					
Value at end of period	$15.14	$13.48	$12.17	$13.20	$11.96					
Number of accumulation units outstanding at end of period	173,469	178,929	201,444	130,342	52,044					
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.24	$12.15	$12.14	$9.79	$7.40	$12.85	$12.37	$10.95	$10.54	
Value at end of period	$19.37	$14.24	$12.15	$12.14	$9.79	$7.40	$12.85	$12.37	$10.95	
Number of accumulation units outstanding at end of period	278,859	264,716	297,304	218,598	231,793	170,277	211,608	109,994	28,826	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.00	$11.18	$10.89	$10.40	$8.84	$12.65	$11.90	$10.67	$9.86	$9.90
Value at end of period	$18.38	$13.00	$11.18	$10.89	$10.40	$8.84	$12.65	$11.90	$10.67	$9.86
Number of accumulation units outstanding at end of period	126,667	101,996	115,386	126,013	154,652	125,433	77,980	82,852	72,870	15,723
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.44	$11.95	$10.89	$10.54	$9.87					
Value at end of period	$11.13	$12.44	$11.95	$10.89	$10.54					
Number of accumulation units outstanding at end of period	122,747	338,041	247,396	121,893	86,134					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.64	$10.38	$10.77	$9.70	$7.60	$12.74	$12.18	$11.61	$10.74	$9.87
Value at end of period	$15.18	$11.64	$10.38	$10.77	$9.70	$7.60	$12.74	$12.18	$11.61	$10.74
Number of accumulation units outstanding at end of period	26,186	35,444	39,010	52,180	50,958	54,485	63,056	27,467	33,895	817
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.84	$10.39	$10.04	$9.66	$8.79	$10.02				
Value at end of period	$10.50	$10.84	$10.39	$10.04	$9.66	$8.79				
Number of accumulation units outstanding at end of period	149,498	198,139	215,494	183,371	289,640	102,772				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.01	$9.76	$10.52	$9.26	$7.09	$12.32	$13.56	$11.30		
Value at end of period	$12.20	$12.01	$9.76	$10.52	$9.26	$7.09	$12.32	$13.56		
Number of accumulation units outstanding at end of period	54,234	58,303	68,080	75,504	101,956	134,206	99,779	42,895		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$70.52	$62.32	$58.10	$46.35	$34.82	$57.82	$71.77	$53.23	$46.53	$34.48
Value at end of period	$70.50	$70.52	$62.32	$58.10	$46.35	$34.82	$57.82	$71.77	$53.23	$46.53
Number of accumulation units outstanding at end of period	21,665	24,755	28,496	32,166	38,671	45,841	58,594	64,820	55,872	48,101
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.75	$8.86	$9.49	$8.65	$6.71	$11.27	$11.05	$10.24		
Value at end of period	$12.86	$9.75	$8.86	$9.49	$8.65	$6.71	$11.27	$11.05		
Number of accumulation units outstanding at end of period	226,401	237,492	244,973	283,691	300,132	265,527	230,549	75,343		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.42	$9.31	$9.77	$7.96	$6.52	$10.09	$10.01	$10.21		
Value at end of period	$14.28	$10.42	$9.31	$9.77	$7.96	$6.52	$10.09	$10.01		
Number of accumulation units outstanding at end of period	100,601	125,066	133,336	148,801	165,308	151,226	180,046	71,510		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.68	$7.51	$8.44	$6.90	$5.79	$10.38	$10.00			
Value at end of period	$10.61	$8.68	$7.51	$8.44	$6.90	$5.79	$10.38			
Number of accumulation units outstanding at end of period	61,047	62,431	66,293	112,285	90,291	217,487	54,689			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$8.43	$7.07	$8.72	$9.34						
Value at end of period	$10.36	$8.43	$7.07	$8.72						
Number of accumulation units outstanding at end of period	6,389	3,869	493	570						
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$15.95	$14.21	$16.29	$12.95	$9.50	$15.94	$14.21	$12.97	$11.32	$9.32
Value at end of period	$21.25	$15.95	$14.21	$16.29	$12.95	$9.50	$15.94	$14.21	$12.97	$11.32
Number of accumulation units outstanding at end of period	195,196	215,816	282,980	315,947	311,472	321,960	229,273	206,596	185,056	102,101
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$12.01	$10.89	$10.84	$9.80	$7.58	$10.94	$10.88	$10.02		
Value at end of period	$13.49	$12.01	$10.89	$10.84	$9.80	$7.58	$10.94	$10.88		
Number of accumulation units outstanding at end of period	332,033	356,433	430,245	416,561	406,824	386,324	317,202	227,567		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.56	$9.49	$9.77	$8.94	$7.21	$11.83	$12.48			
Value at end of period	$13.21	$10.56	$9.49	$9.77	$8.94	$7.21	$11.83			
Number of accumulation units outstanding at end of period	110,060	123,476	139,255	144,782	152,111	149,159	146,037			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.16	$8.07	$8.34	$7.69	$6.02	$9.56	$10.06			
Value at end of period	$11.13	$9.16	$8.07	$8.34	$7.69	$6.02	$9.56			
Number of accumulation units outstanding at end of period	646,126	614,759	719,655	799,239	1,099,842	1,485,683	1,133,382			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$11.58	$10.26	$10.93	$11.27						
Value at end of period	$13.49	$11.58	$10.26	$10.93						
Number of accumulation units outstanding at end of period	2,073	673	837	423						
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$9.93									
Value at end of period	$10.36									
Number of accumulation units outstanding at end of period	337									
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.35	$8.80	$10.14							
Value at end of period	$9.26	$8.35	$8.80							
Number of accumulation units outstanding at end of period	41,232	46,860	72,344							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$32.73	$34.39	$38.65	$32.44	$24.08	$41.67	$31.93	$26.84	$19.90	$19.09
Value at end of period	$36.42	$32.73	$34.39	$38.65	$32.44	$24.08	$41.67	$31.93	$26.84	$19.90
Number of accumulation units outstanding at end of period	98,371	114,465	122,112	140,586	176,610	182,793	159,699	87,178	65,990	31,070

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$8.46	$7.51	$7.97	$7.69	$6.04	$10.14				
Value at end of period	$9.42	$8.46	$7.51	$7.97	$7.69	$6.04				
Number of accumulation units outstanding at end of period	94,835	94,538	94,628	122,301	90,650	87,362				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.73	$9.51	$9.99							
Value at end of period	$13.67	$10.73	$9.51							
Number of accumulation units outstanding at end of period	457,100	539,005	584,888							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.48	$8.38	$8.60	$7.71	$6.06	$8.39				
Value at end of period	$12.10	$9.48	$8.38	$8.60	$7.71	$6.06				
Number of accumulation units outstanding at end of period	307,908	394,454	474,550	289,365	301,735	187,908				
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.65	$10.86	$13.59	$12.90	$10.01					
Value at end of period	$13.89	$13.65	$10.86	$13.59	$12.90					
Number of accumulation units outstanding at end of period	13,088	8,806	18,038	29,067	29,534					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.13	$9.06	$9.28	$8.34	$6.92	$11.29	$11.00	$9.83	$9.54	$8.83
Value at end of period	$13.16	$10.13	$9.06	$9.28	$8.34	$6.92	$11.29	$11.00	$9.83	$9.54
Number of accumulation units outstanding at end of period	38,627	46,668	61,834	63,553	64,655	81,286	87,286	76,121	59,562	48,195
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.94	$12.12	$12.55	$10.54	$8.18	$13.42	$13.02	$12.18	$11.21	$10.01
Value at end of period	$18.33	$13.94	$12.12	$12.55	$10.54	$8.18	$13.42	$13.02	$12.18	$11.21
Number of accumulation units outstanding at end of period	18,667	23,820	40,331	45,204	50,740	54,557	63,218	38,468	24,685	4,408
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.65	$11.52	$11.88	$9.90	$8.12	$12.49	$13.64	$12.27	$11.67	$9.78
Value at end of period	$17.63	$12.65	$11.52	$11.88	$9.90	$8.12	$12.49	$13.64	$12.27	$11.67
Number of accumulation units outstanding at end of period	28,090	30,522	44,772	47,699	56,008	55,912	54,983	42,509	23,752	3,364
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.06	$13.16	$12.52	$11.67	$10.71	$11.97	$11.56	$11.37	$11.28	$11.01
Value at end of period	$13.72	$14.06	$13.16	$12.52	$11.67	$10.71	$11.97	$11.56	$11.37	$11.28
Number of accumulation units outstanding at end of period	631,527	694,509	780,624	835,637	869,777	949,445	932,336	502,980	137,729	101,188
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.91	$6.81	$7.94	$7.53	$6.04	$10.39				
Value at end of period	$9.38	$7.91	$6.81	$7.94	$7.53	$6.04				
Number of accumulation units outstanding at end of period	44,472	15,631	12,802	7,730	80,554	590				
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.05	$9.50	$9.91	$8.79	$6.98	$11.22	$11.72	$10.33	$9.96	
Value at end of period	$14.61	$11.05	$9.50	$9.91	$8.79	$6.98	$11.22	$11.72	$10.33	
Number of accumulation units outstanding at end of period	56,004	44,173	47,883	57,641	61,208	59,474	63,528	41,628	22,496	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.63	$11.46	$11.86	$10.80	$9.01	$12.04	$11.90	$10.81	$10.15	
Value at end of period	$15.42	$12.63	$11.46	$11.86	$10.80	$9.01	$12.04	$11.90	$10.81	
Number of accumulation units outstanding at end of period	172,967	180,012	210,352	186,219	153,100	266,603	167,712	13,129	10,121	

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.13	$25.07	$26.16	$23.74	$19.56	$29.46	$29.32	$25.80	$23.93	$21.41
Value at end of period	$36.90	$28.13	$25.07	$26.16	$23.74	$19.56	$29.46	$29.32	$25.80	$23.93
Number of accumulation units outstanding at end of period	41,752	34,927	46,560	51,086	58,122	66,848	74,257	97,133	75,828	57,509
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$9.76	$9.26	$10.96	$10.12						
Value at end of period	$11.93	$9.76	$9.26	$10.96						
Number of accumulation units outstanding at end of period	1,887	179	402	2,337						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$21.03	$18.03	$22.52	$19.11	$11.37	$23.83	$17.57	$13.21	$10.00	$8.67
Value at end of period	$19.42	$21.03	$18.03	$22.52	$19.11	$11.37	$23.83	$17.57	$13.21	$10.00
Number of accumulation units outstanding at end of period	131,375	146,714	146,620	224,585	259,042	282,188	304,350	116,406	77,138	53,846
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.95	$10.17	$10.20	$8.46	$6.88	$9.19				
Value at end of period	$15.40	$11.95	$10.17	$10.20	$8.46	$6.88				
Number of accumulation units outstanding at end of period	62,076	52,062	50,786	38,314	13,748	687				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.89	$14.53	$15.03	$12.11	$9.71	$14.15	$14.70	$12.86	$13.63	$10.27
Value at end of period	$22.99	$16.89	$14.53	$15.03	$12.11	$9.71	$14.15	$14.70	$12.86	$13.63
Number of accumulation units outstanding at end of period	79,329	72,229	76,853	95,844	70,511	74,502	106,544	84,781	60,814	35,215
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.27	$10.31								
Value at end of period	$13.11	$10.27								
Number of accumulation units outstanding at end of period	768,244	869,707								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.40	$13.35	$13.32	$11.91	$8.53	$12.02	$11.00	$10.63	$10.44	$9.42
Value at end of period	$19.70	$15.40	$13.35	$13.32	$11.91	$8.53	$12.02	$11.00	$10.63	$10.44
Number of accumulation units outstanding at end of period	312,246	81,528	83,180	34,763	37,256	4,665	11,626	13,512	15,855	5,542
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.19	$9.99	$10.04							
Value at end of period	$14.32	$11.19	$9.99							
Number of accumulation units outstanding at end of period	150,788	30,027	27,528							
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$19.67	$19.78	$19.96	$19.76	$18.83	$19.27	$18.60	$18.28	$18.37	$18.49
Value at end of period	$19.40	$19.67	$19.78	$19.96	$19.76	$18.83	$19.27	$18.60	$18.28	$18.37
Number of accumulation units outstanding at end of period	4,547	4,645	5,512	10,273	12,812	14,035	17,224	19,811	24,229	49,032
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$13.85	$14.14	$14.43	$14.73	$14.99	$14.94	$14.53	$14.18	$14.08	$14.24
Value at end of period	$13.57	$13.85	$14.14	$14.43	$14.73	$14.99	$14.94	$14.53	$14.18	$14.08
Number of accumulation units outstanding at end of period	212,195	246,165	326,126	650,637	899,423	1,120,160	463,673	283,010	125,875	203,936
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.26	$14.75	$15.31	$13.05	$10.32	$17.66	$15.79	$15.37	$14.40	$13.07
Value at end of period	$21.58	$16.26	$14.75	$15.31	$13.05	$10.32	$17.66	$15.79	$15.37	$14.40
Number of accumulation units outstanding at end of period	110,570	124,136	133,532	139,975	137,380	162,616	136,585	87,501	87,061	89,287
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.14	$24.00	$24.12	$22.42	$19.41	$25.52	$25.05	$22.85	$22.67	$20.83
Value at end of period	$30.38	$26.14	$24.00	$24.12	$22.42	$19.41	$25.52	$25.05	$22.85	$22.67
Number of accumulation units outstanding at end of period	115,731	128,722	136,029	146,822	162,808	186,411	218,767	180,381	185,449	157,856

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.54	$16.71	$16.03	$14.40	$11.07	$18.14	$14.54	$11.35	$10.14	
Value at end of period	$21.82	$18.54	$16.71	$16.03	$14.40	$11.07	$18.14	$14.54	$11.35	
Number of accumulation units outstanding at end of period	129,544	155,863	184,202	239,396	240,057	290,679	262,628	86,476	47,517	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.93	$10.69	$11.00	$8.64	$6.26	$10.26	$8.35	$7.92	$7.34	$7.01
Value at end of period	$15.39	$11.93	$10.69	$11.00	$8.64	$6.26	$10.26	$8.35	$7.92	$7.34
Number of accumulation units outstanding at end of period	193,766	140,996	119,653	113,178	84,809	89,281	19,960	19,447	18,986	18,065
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$19.98	$17.62	$16.49	$14.78	$11.71	$16.74	$15.58	$13.10	$12.02	$10.89
Value at end of period	$23.37	$19.98	$17.62	$16.49	$14.78	$11.71	$16.74	$15.58	$13.10	$12.02
Number of accumulation units outstanding at end of period	103,184	100,573	94,347	108,265	117,157	114,515	122,978	130,858	77,449	31,252
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Fund first available during July 2005)										
Value at beginning of period	$11.47	$10.61	$11.35	$10.00	$8.23	$12.87	$12.50	$10.93	$10.39	
Value at end of period	$14.63	$11.47	$10.61	$11.35	$10.00	$8.23	$12.87	$12.50	$10.93	
Number of accumulation units outstanding at end of period	15,885	16,585	19,741	19,064	18,698	21,860	28,419	21,307	16,767	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.76	$11.58	$12.90	$11.37	$8.33	$14.29	$13.72	$11.91	$11.07	
Value at end of period	$17.10	$13.76	$11.58	$12.90	$11.37	$8.33	$14.29	$13.72	$11.91	
Number of accumulation units outstanding at end of period	38,495	50,018	55,794	50,096	55,362	67,533	91,883	32,223	5,238	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.80	$15.05	$14.71	$13.14	$8.98	$11.84	$11.75	$11.01	$10.77	$10.00
Value at end of period	$17.39	$16.80	$15.05	$14.71	$13.14	$8.98	$11.84	$11.75	$11.01	$10.77
Number of accumulation units outstanding at end of period	234,416	221,377	222,211	240,004	150,448	177,294	253,147	318,536	322,694	427,910
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.10	$16.99	$16.76	$15.89	$14.17	$13.89	$13.01	$12.73	$12.68	$12.35
Value at end of period	$17.42	$18.10	$16.99	$16.76	$15.89	$14.17	$13.89	$13.01	$12.73	$12.68
Number of accumulation units outstanding at end of period	933,110	1,145,548	1,148,980	1,244,773	1,354,371	1,210,354	627,091	206,933	259,236	164,762
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.55	$9.04	$8.77	$8.30	$8.25					
Value at end of period	$9.77	$9.55	$9.04	$8.77	$8.30					
Number of accumulation units outstanding at end of period	312,978	599,995	430,697	444,074	375,197					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.96	$9.90	$10.23	$9.36	$9.21					
Value at end of period	$12.73	$10.96	$9.90	$10.23	$9.36					
Number of accumulation units outstanding at end of period	1,871,617	1,993,654	2,249,284	2,665,084	2,823,928					
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.21	$10.25	$10.46	$9.62	$9.49					
Value at end of period	$12.70	$11.21	$10.25	$10.46	$9.62					
Number of accumulation units outstanding at end of period	1,261,712	1,327,401	1,461,252	1,766,469	2,018,819					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.41	$10.57	$10.57	$9.85	$9.75					
Value at end of period	$12.30	$11.41	$10.57	$10.57	$9.85					
Number of accumulation units outstanding at end of period	979,085	1,026,041	1,130,163	1,239,232	1,381,171					

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.85	$14.16	$13.91	$12.63	$10.82					
Value at end of period	$20.44	$15.85	$14.16	$13.91	$12.63					
Number of accumulation units outstanding at end of period	31,082	21,926	59,808	26,401	29,883					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.01	$8.87	$8.86	$8.08	$6.68	$9.84				
Value at end of period	$12.92	$10.01	$8.87	$8.86	$8.08	$6.68				
Number of accumulation units outstanding at end of period	102,220	68,856	73,528	78,578	84,853	2,830				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.16	$13.35	$13.55	$12.45	$10.62					
Value at end of period	$19.53	$15.16	$13.35	$13.55	$12.45					
Number of accumulation units outstanding at end of period	27,716	9,220	6,162	5,135	2,791					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.28	$15.27	$15.94	$12.93	$11.16					
Value at end of period	$22.84	$17.28	$15.27	$15.94	$12.93					
Number of accumulation units outstanding at end of period	41,721	45,722	51,002	57,632	58,538					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.20	$9.80	$10.21	$8.35	$6.10	$10.37				
Value at end of period	$14.69	$11.20	$9.80	$10.21	$8.35	$6.10				
Number of accumulation units outstanding at end of period	31,680	20,729	18,646	20,647	20,671	3,205				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.29	$9.95	$10.60	$8.59	$6.94	$10.23				
Value at end of period	$15.30	$11.29	$9.95	$10.60	$8.59	$6.94				
Number of accumulation units outstanding at end of period	51,594	46,186	51,300	48,816	62,483	38,918				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.91	$8.80	$8.94	$6.91	$5.40	$8.42	$7.83	$7.11	$6.67	$6.19
Value at end of period	$13.46	$9.91	$8.80	$8.94	$6.91	$5.40	$8.42	$7.83	$7.11	$6.67
Number of accumulation units outstanding at end of period	21,351	28,785	30,262	31,463	33,086	38,815	39,357	51,563	48,883	62,583
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.49	$10.27	$10.77	$8.87	$7.12	$10.39				
Value at end of period	$15.46	$11.49	$10.27	$10.77	$8.87	$7.12				
Number of accumulation units outstanding at end of period	50,699	57,732	60,435	70,396	38,339	38,695				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$50.58	$45.11	$44.75	$40.07	$30.70	$43.24	$42.29	$37.65	$35.68	$31.24
Value at end of period	$60.54	$50.58	$45.11	$44.75	$40.07	$30.70	$43.24	$42.29	$37.65	$35.68
Number of accumulation units outstanding at end of period	343,328	377,420	380,200	402,685	402,212	454,095	433,598	308,194	262,758	204,649
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.82	$25.97	$26.75	$23.76	$19.41	$30.81	$30.53	$26.17	$25.71	$22.84
Value at end of period	$37.90	$29.82	$25.97	$26.75	$23.76	$19.41	$30.81	$30.53	$26.17	$25.71
Number of accumulation units outstanding at end of period	88,161	89,929	105,844	104,792	123,910	121,126	148,949	136,572	151,505	138,681
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.24	$8.82	$9.12	$7.99	$5.72	$10.13	$10.07			
Value at end of period	$13.94	$10.24	$8.82	$9.12	$7.99	$5.72	$10.13			
Number of accumulation units outstanding at end of period	76,938	120,380	65,714	75,791	100,529	39,545	16,504			

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.16	$11.31	$13.18	$11.82	$8.77	$17.74	$15.02	$12.36	$10.06	
Value at end of period	$14.74	$13.16	$11.31	$13.18	$11.82	$8.77	$17.74	$15.02	$12.36	
Number of accumulation units outstanding at end of period	81,475	103,732	97,008	98,778	104,722	128,107	118,913	68,546	66,405	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.03	$8.63	$10.04	$9.44	$7.31	$12.57	$11.13	$9.73		
Value at end of period	$11.79	$10.03	$8.63	$10.04	$9.44	$7.31	$12.57	$11.13		
Number of accumulation units outstanding at end of period	242,166	273,832	145,163	169,507	205,052	161,670	82,707	32,278		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.46	$18.00	$19.49	$18.46	$14.25	$24.11	$24.04	$20.13	$18.70	$17.21
Value at end of period	$27.46	$21.46	$18.00	$19.49	$18.46	$14.25	$24.11	$24.04	$20.13	$18.70
Number of accumulation units outstanding at end of period	55,020	62,931	75,860	82,071	73,340	77,144	102,194	98,928	48,023	114,945
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.57	$11.41	$10.88	$10.49	$10.15	$9.83				
Value at end of period	$11.02	$11.57	$11.41	$10.88	$10.49	$10.15				
Number of accumulation units outstanding at end of period	87,544	126,110	154,225	234,212	248,184	217,148				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.89	$10.28								
Value at end of period	$13.57	$9.89								
Number of accumulation units outstanding at end of period	1,422	1,463								
PROFUND VP BULL										
Value at beginning of period	$8.80	$7.89	$8.06	$7.31	$6.00	$9.83	$9.69	$8.70	$8.65	$8.11
Value at end of period	$11.19	$8.80	$7.89	$8.06	$7.31	$6.00	$9.83	$9.69	$8.70	$8.65
Number of accumulation units outstanding at end of period	673	684	695	972	997	1,006	1,980	106,304	162,383	216,954
PROFUND VP EUROPE 30										
Value at beginning of period	$9.07	$7.94	$8.90	$8.85	$6.83	$12.46	$11.10	$9.64	$9.11	$8.13
Value at end of period	$10.81	$9.07	$7.94	$8.90	$8.85	$6.83	$12.46	$11.10	$9.64	$9.11
Number of accumulation units outstanding at end of period	9,333	9,500	10,450	10,492	11,840	12,238	17,081	23,744	182,452	241,302
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.66	$2.92	$4.77	$5.80	$4.48	$7.37	$7.94	$7.36	$8.16	$9.35
Value at end of period	$3.04	$2.66	$2.92	$4.77	$5.80	$4.48	$7.37	$7.94	$7.36	$8.16
Number of accumulation units outstanding at end of period	16,843	19,281	16,350	15,825	13,948	13,970	31,263	36,645	36,061	69,112

Separate Account Annual Charges of 2.10%

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.27	$9.54	$10.11	$9.41	$7.95	$10.08				
Value at end of period	$11.51	$10.27	$9.54	$10.11	$9.41	$7.95				
Number of accumulation units outstanding at end of period	5,709,017	5,242,047	6,402,153	6,172,428	5,407,653	3,501,780				
COLUMBIA SMALL CAP VALUE FUND VS										
Value at beginning of period	$20.30	$18.64	$20.29	$16.38	$13.39	$19.04	$19.96	$17.08	$16.54	$13.79
Value at end of period	$26.65	$20.30	$18.64	$20.29	$16.38	$13.39	$19.04	$19.96	$17.08	$16.54
Number of accumulation units outstanding at end of period	642,496	715,763	767,348	835,982	954,874	1,052,464	1,373,389	1,664,797	1,937,118	1,261,075

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.70	$10.21	$10.36	$9.21	$7.24	$12.93	$13.04	$11.11	$10.75	$9.87
Value at end of period	$14.64	$11.70	$10.21	$10.36	$9.21	$7.24	$12.93	$13.04	$11.11	$10.75
Number of accumulation units outstanding at end of period	985,540	1,073,234	1,165,403	1,290,394	1,458,754	1,720,702	2,241,214	2,133,205	1,696,648	1,195,423
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.58	$9.35	$9.47	$8.64	$7.15	$10.05				
Value at end of period	$12.76	$10.58	$9.35	$9.47	$8.64	$7.15				
Number of accumulation units outstanding at end of period	1,571,073	1,438,112	1,277,412	1,277,306	1,173,464	861,697				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.59	$9.26	$10.06							
Value at end of period	$12.63	$10.59	$9.26							
Number of accumulation units outstanding at end of period	198,122	90,751	37,014							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.91	$8.75	$10.02							
Value at end of period	$11.49	$9.91	$8.75							
Number of accumulation units outstanding at end of period	163,715	89,204	57,614							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$17.03	$14.84	$17.70	$16.95	$12.16	$21.59	$18.47	$15.94	$13.46	$11.59
Value at end of period	$20.17	$17.03	$14.84	$17.70	$16.95	$12.16	$21.59	$18.47	$15.94	$13.46
Number of accumulation units outstanding at end of period	4,548,263	4,824,665	5,219,780	5,981,677	6,471,121	6,273,128	6,489,109	5,576,357	3,995,243	2,085,943
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.45	$12.15	$13.19	$11.95	$9.06	$9.48				
Value at end of period	$15.10	$13.45	$12.15	$13.19	$11.95	$9.06				
Number of accumulation units outstanding at end of period	451,923	503,930	577,836	487,065	393,693	37,708				
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.19	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36	$10.95	$10.02	
Value at end of period	$19.29	$14.19	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36	$10.95	
Number of accumulation units outstanding at end of period	2,343,531	2,102,779	2,078,863	2,111,779	2,187,159	1,688,800	1,477,279	1,098,736	494,888	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.94	$11.14	$10.86	$10.36	$8.82	$12.63	$11.88	$10.66	$9.86	$10.00
Value at end of period	$18.29	$12.94	$11.14	$10.86	$10.36	$8.82	$12.63	$11.88	$10.66	$9.86
Number of accumulation units outstanding at end of period	2,093,898	1,770,946	1,710,484	1,527,878	1,700,554	2,051,094	1,606,319	1,553,333	1,264,818	334,842
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.42	$11.93	$10.88	$10.53	$9.88					
Value at end of period	$11.10	$12.42	$11.93	$10.88	$10.53					
Number of accumulation units outstanding at end of period	2,206,593	2,746,359	2,480,581	1,431,585	1,053,093					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.58	$10.33	$10.72	$9.66	$7.58	$12.70	$12.15	$11.59	$10.73	$9.86
Value at end of period	$15.09	$11.58	$10.33	$10.72	$9.66	$7.58	$12.70	$12.15	$11.59	$10.73
Number of accumulation units outstanding at end of period	958,633	1,145,518	1,070,138	962,845	896,220	859,567	764,203	674,427	671,809	72,893
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.81	$10.37	$10.02	$9.65	$8.79	$10.01				
Value at end of period	$10.47	$10.81	$10.37	$10.02	$9.65	$8.79				
Number of accumulation units outstanding at end of period	1,490,591	1,756,386	2,411,571	2,755,719	2,896,681	1,672,932				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.97	$9.73	$10.50	$9.24	$7.08	$12.30	$13.56	$11.30		
Value at end of period	$12.15	$11.97	$9.73	$10.50	$9.24	$7.08	$12.30	$13.56		
Number of accumulation units outstanding at end of period	935,162	965,347	1,059,505	1,206,205	1,344,556	1,387,896	1,326,783	701,115		
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$69.67	$61.59	$57.45	$45.85	$34.47	$57.26	$71.11	$52.77	$46.15	$34.22
Value at end of period	$69.61	$69.67	$61.59	$57.45	$45.85	$34.47	$57.26	$71.11	$52.77	$46.15
Number of accumulation units outstanding at end of period	389,902	411,761	451,440	505,126	600,579	665,552	869,365	1,099,471	891,145	518,437
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.71	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04	$9.90	$10.06	
Value at end of period	$12.81	$9.71	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04	$9.90	
Number of accumulation units outstanding at end of period	1,506,523	1,509,462	1,580,036	1,876,791	1,841,995	1,649,555	1,255,005	735,762	12,016	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.38	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01	$10.05		
Value at end of period	$14.23	$10.38	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01		
Number of accumulation units outstanding at end of period	771,010	840,014	969,198	1,085,173	1,462,454	1,644,870	1,065,810	569,254		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.66	$7.50	$8.43	$6.90	$5.78	$10.37	$10.00			
Value at end of period	$10.58	$8.66	$7.50	$8.43	$6.90	$5.78	$10.37			
Number of accumulation units outstanding at end of period	798,167	725,883	989,583	840,719	714,858	749,221	1,263,274			
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.42	$7.06	$8.72	$9.80	$9.63					
Value at end of period	$10.34	$8.42	$7.06	$8.72	$9.80					
Number of accumulation units outstanding at end of period	429,622	113,953	33,495	22,695	2,198					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$15.85	$14.13	$16.20	$12.89	$9.46	$15.88	$14.17	$12.93	$11.30	$9.30
Value at end of period	$21.11	$15.85	$14.13	$16.20	$12.89	$9.46	$15.88	$14.17	$12.93	$11.30
Number of accumulation units outstanding at end of period	2,517,761	2,746,084	3,089,743	3,565,171	3,800,167	3,712,595	4,157,764	2,888,003	2,618,948	1,202,124
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.97	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87	$10.00		
Value at end of period	$13.44	$11.97	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87		
Number of accumulation units outstanding at end of period	3,089,316	2,900,233	3,037,544	3,310,944	3,290,802	2,991,145	2,999,605	3,077,176		
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.53	$9.47	$9.75	$8.93	$7.21	$11.83	$12.42			
Value at end of period	$13.16	$10.53	$9.47	$9.75	$8.93	$7.21	$11.83			
Number of accumulation units outstanding at end of period	881,844	914,655	1,029,027	1,089,782	1,105,805	1,025,971	1,062,144			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.13	$8.05	$8.33	$7.68	$6.02	$9.56	$10.00			
Value at end of period	$11.09	$9.13	$8.05	$8.33	$7.68	$6.02	$9.56			
Number of accumulation units outstanding at end of period	4,209,398	4,427,073	4,789,595	5,129,860	5,374,909	5,530,073	3,476,458			
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.57	$10.25	$10.92	$10.25	$10.08					
Value at end of period	$13.46	$11.57	$10.25	$10.92	$10.25					
Number of accumulation units outstanding at end of period	44,525	20,406	21,186	29,129	3,728					

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL PERSPECTIVES PORTFOLIO										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.02									
Value at end of period	$10.35									
Number of accumulation units outstanding at end of period	13,321									
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.34	$8.80	$9.96							
Value at end of period	$9.24	$8.34	$8.80							
Number of accumulation units outstanding at end of period	727,632	826,251	811,636							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$32.33	$33.99	$38.22	$32.09	$23.84	$41.27	$31.64	$26.61	$19.73	$18.94
Value at end of period	$35.96	$32.33	$33.99	$38.22	$32.09	$23.84	$41.27	$31.64	$26.61	$19.73
Number of accumulation units outstanding at end of period	1,151,563	1,338,631	1,511,688	1,711,545	2,165,113	2,442,120	1,971,707	1,609,563	1,039,563	367,334
ING GLOBAL VALUE ADVANTAGE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.44	$7.49	$7.96	$7.68	$6.04	$9.95				
Value at end of period	$9.39	$8.44	$7.49	$7.96	$7.68	$6.04				
Number of accumulation units outstanding at end of period	810,574	914,644	996,995	1,146,514	1,331,304	1,266,237				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.72	$9.50	$9.99							
Value at end of period	$13.65	$10.72	$9.50							
Number of accumulation units outstanding at end of period	9,423,608	10,008,526	10,871,016							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.45	$8.36	$8.59	$7.71	$6.05	$9.94	$9.83			
Value at end of period	$12.07	$9.45	$8.36	$8.59	$7.71	$6.05	$9.94			
Number of accumulation units outstanding at end of period	5,193,545	5,671,688	6,239,346	3,510,576	3,888,232	2,481,381	9,804			
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.63	$10.84	$13.58	$12.90	$9.99					
Value at end of period	$13.85	$13.63	$10.84	$13.58	$12.90					
Number of accumulation units outstanding at end of period	347,951	431,257	374,816	415,911	372,749					
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.07	$9.01	$9.24	$8.30	$6.89	$11.25	$10.97	$9.80	$9.52	$8.82
Value at end of period	$13.08	$10.07	$9.01	$9.24	$8.30	$6.89	$11.25	$10.97	$9.80	$9.52
Number of accumulation units outstanding at end of period	745,939	797,623	844,711	994,063	1,083,795	1,195,225	1,503,495	1,722,487	1,457,388	689,799
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.88	$12.08	$12.51	$10.51	$8.16	$13.39	$13.00	$12.17	$11.21	$9.66
Value at end of period	$18.24	$13.88	$12.08	$12.51	$10.51	$8.16	$13.39	$13.00	$12.17	$11.21
Number of accumulation units outstanding at end of period	715,764	778,637	834,344	970,505	1,071,001	1,227,732	1,541,727	1,567,111	1,340,319	340,018
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.60	$11.47	$11.84	$9.87	$8.10	$12.47	$13.62	$12.26	$11.66	$9.61
Value at end of period	$17.55	$12.60	$11.47	$11.84	$9.87	$8.10	$12.47	$13.62	$12.26	$11.66
Number of accumulation units outstanding at end of period	578,458	651,033	690,733	781,772	879,988	988,868	1,270,064	1,370,199	1,166,092	333,675
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.98	$13.09	$12.46	$11.62	$10.67	$11.93	$11.53	$11.35	$11.26	$11.00
Value at end of period	$13.64	$13.98	$13.09	$12.46	$11.62	$10.67	$11.93	$11.53	$11.35	$11.26
Number of accumulation units outstanding at end of period	4,534,382	4,871,192	5,180,415	5,525,607	5,774,425	5,918,590	5,811,926	4,031,996	1,271,536	1,029,703

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.89	$6.80	$7.93	$7.53	$6.03	$10.27				
Value at end of period	$9.35	$7.89	$6.80	$7.93	$7.53	$6.03				
Number of accumulation units outstanding at end of period	551,040	359,005	368,193	517,282	644,875	31,701				
ING INVESCO COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.09	$10.41	$10.86	$9.64	$7.66	$12.31	$12.87	$11.35	$11.20	
Value at end of period	$15.98	$12.09	$10.41	$10.86	$9.64	$7.66	$12.31	$12.87	$11.35	
Number of accumulation units outstanding at end of period	1,242,074	1,186,459	1,128,819	1,016,194	1,007,577	958,698	992,532	892,091	725,244	
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.58	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	$10.15	
Value at end of period	$15.35	$12.58	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	
Number of accumulation units outstanding at end of period	841,426	800,284	812,766	938,725	988,593	986,332	537,221	432,531	239,827	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$27.86	$24.84	$25.93	$23.55	$19.40	$29.24	$29.12	$25.64	$23.79	$21.30
Value at end of period	$36.52	$27.86	$24.84	$25.93	$23.55	$19.40	$29.24	$29.12	$25.64	$23.79
Number of accumulation units outstanding at end of period	643,671	599,034	661,759	720,933	771,480	795,559	843,024	985,694	953,341	677,755
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.75	$9.25	$10.95	$9.85	$9.83					
Value at end of period	$11.91	$9.75	$9.25	$10.95	$9.85					
Number of accumulation units outstanding at end of period	201,482	180,005	170,323	68,821	23					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$20.87	$17.90	$22.37	$19.00	$11.31	$23.71	$17.49	$13.15	$9.96	$8.64
Value at end of period	$19.26	$20.87	$17.90	$22.37	$19.00	$11.31	$23.71	$17.49	$13.15	$9.96
Number of accumulation units outstanding at end of period	2,508,503	2,544,317	2,617,081	2,793,232	3,272,083	3,377,985	3,562,996	2,347,679	1,606,085	614,996
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.92	$10.15	$10.18	$8.46	$6.88	$10.17				
Value at end of period	$15.36	$11.92	$10.15	$10.18	$8.46	$6.88				
Number of accumulation units outstanding at end of period	1,431,348	1,193,333	1,226,655	828,496	510,958	180,150				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.80	$14.46	$14.97	$12.06	$9.68	$14.11	$14.66	$12.84	$13.63	$10.26
Value at end of period	$22.85	$16.80	$14.46	$14.97	$12.06	$9.68	$14.11	$14.66	$12.84	$13.63
Number of accumulation units outstanding at end of period	1,289,186	1,012,083	1,106,716	1,074,195	930,424	971,062	1,346,686	1,193,062	1,016,028	643,342
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.27	$10.31								
Value at end of period	$13.10	$10.27								
Number of accumulation units outstanding at end of period	15,610,743	16,725,081								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$15.33	$13.29	$13.28	$11.87	$8.51	$12.00	$10.98	$10.62	$10.44	$9.64
Value at end of period	$19.61	$15.33	$13.29	$13.28	$11.87	$8.51	$12.00	$10.98	$10.62	$10.44
Number of accumulation units outstanding at end of period	3,626,727	1,380,128	1,540,422	601,971	642,827	98,477	62,575	71,638	51,145	23,328
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.18	$9.99	$10.04							
Value at end of period	$14.30	$11.18	$9.99							
Number of accumulation units outstanding at end of period	3,039,288	421,455	438,205							

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$19.43	$19.55	$19.74	$19.55	$18.64	$19.08	$18.43	$18.13	$18.22	$18.35
Value at end of period	$19.15	$19.43	$19.55	$19.74	$19.55	$18.64	$19.08	$18.43	$18.13	$18.22
Number of accumulation units outstanding at end of period	40,602	48,891	65,463	72,554	85,437	96,665	127,366	175,221	230,202	281,028
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$13.68	$13.98	$14.27	$14.57	$14.84	$14.80	$14.40	$14.05	$13.97	$14.13
Value at end of period	$13.40	$13.68	$13.98	$14.27	$14.57	$14.84	$14.80	$14.40	$14.05	$13.97
Number of accumulation units outstanding at end of period	2,950,693	4,325,828	4,496,702	4,696,420	5,813,592	9,865,921	4,722,110	2,780,525	1,641,831	971,131
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.12	$14.63	$15.20	$12.95	$10.26	$17.56	$15.71	$15.29	$14.34	$13.02
Value at end of period	$21.39	$16.12	$14.63	$15.20	$12.95	$10.26	$17.56	$15.71	$15.29	$14.34
Number of accumulation units outstanding at end of period	1,352,072	1,452,057	1,601,801	1,630,063	1,728,520	1,891,487	1,927,782	1,915,622	1,936,439	1,389,051
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.89	$23.79	$23.92	$22.24	$19.27	$25.35	$24.90	$22.72	$22.55	$20.73
Value at end of period	$30.09	$25.89	$23.79	$23.92	$22.24	$19.27	$25.35	$24.90	$22.72	$22.55
Number of accumulation units outstanding at end of period	1,268,070	1,335,071	1,429,060	1,595,426	1,808,651	1,865,661	1,999,893	2,155,140	2,090,749	1,640,545
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.47	$16.65	$15.98	$14.36	$11.05	$18.11	$14.53	$11.34	$10.05	
Value at end of period	$21.72	$18.47	$16.65	$15.98	$14.36	$11.05	$18.11	$14.53	$11.34	
Number of accumulation units outstanding at end of period	2,619,518	2,830,969	2,969,223	2,858,694	2,993,392	3,547,635	2,991,519	2,182,716	1,287,256	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.86	$10.64	$10.95	$8.60	$6.23	$10.22	$8.32	$7.90	$7.32	$7.00
Value at end of period	$15.29	$11.86	$10.64	$10.95	$8.60	$6.23	$10.22	$8.32	$7.90	$7.32
Number of accumulation units outstanding at end of period	2,534,709	1,784,542	1,752,718	1,704,095	1,526,739	1,518,337	154,686	196,650	235,557	215,454
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$19.87	$17.53	$16.42	$14.73	$11.67	$16.69	$15.54	$13.08	$12.00	$10.88
Value at end of period	$23.24	$19.87	$17.53	$16.42	$14.73	$11.67	$16.69	$15.54	$13.08	$12.00
Number of accumulation units outstanding at end of period	1,458,737	1,526,449	1,576,434	1,607,853	1,540,299	1,599,531	1,881,748	2,062,203	1,601,079	789,277
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.42	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93	$10.29	
Value at end of period	$14.57	$11.42	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93	
Number of accumulation units outstanding at end of period	307,470	287,852	344,691	375,680	362,014	356,416	434,966	502,967	434,680	
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.71	$11.54	$12.86	$11.35	$8.32	$14.27	$13.71	$11.91	$10.11	
Value at end of period	$17.02	$13.71	$11.54	$12.86	$11.35	$8.32	$14.27	$13.71	$11.91	
Number of accumulation units outstanding at end of period	737,087	699,937	853,744	601,855	670,416	1,018,421	1,076,656	523,730	145,145	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.73	$14.99	$14.66	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77	$10.00
Value at end of period	$17.30	$16.73	$14.99	$14.66	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77
Number of accumulation units outstanding at end of period	2,537,266	2,820,110	2,379,886	2,288,870	1,766,269	2,111,385	2,987,566	3,053,566	2,858,639	2,439,916
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.93	$16.84	$16.62	$15.76	$14.07	$13.79	$12.93	$12.66	$12.62	$12.29
Value at end of period	$17.25	$17.93	$16.84	$16.62	$15.76	$14.07	$13.79	$12.93	$12.66	$12.62
Number of accumulation units outstanding at end of period	7,712,848	10,191,857	10,213,240	11,243,930	11,617,187	9,592,661	4,063,712	2,338,464	2,092,826	1,738,298

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.54	$9.03	$8.77	$8.30	$8.24					
Value at end of period	$9.75	$9.54	$9.03	$8.77	$8.30					
Number of accumulation units outstanding at end of period	3,303,647	3,967,613	4,076,583	3,875,738	3,962,576					
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.94	$9.89	$10.23	$9.36	$9.21					
Value at end of period	$12.71	$10.94	$9.89	$10.23	$9.36					
Number of accumulation units outstanding at end of period	34,433,871	36,321,722	38,443,713	42,697,101	46,107,120					
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.19	$10.24	$10.45	$9.62	$9.49					
Value at end of period	$12.68	$11.19	$10.24	$10.45	$9.62					
Number of accumulation units outstanding at end of period	19,421,083	19,947,324	21,738,891	23,476,050	25,349,683					
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.39	$10.56	$10.56	$9.85	$9.75					
Value at end of period	$12.28	$11.39	$10.56	$10.56	$9.85					
Number of accumulation units outstanding at end of period	10,550,811	11,273,969	11,688,266	12,044,181	13,018,646					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.82	$14.14	$13.90	$12.62	$10.26					
Value at end of period	$20.39	$15.82	$14.14	$13.90	$12.62					
Number of accumulation units outstanding at end of period	812,284	794,677	847,364	793,303	774,537					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.99	$8.85	$8.85	$8.07	$6.68	$10.12				
Value at end of period	$12.88	$9.99	$8.85	$8.85	$8.07	$6.68				
Number of accumulation units outstanding at end of period	1,410,668	1,295,664	1,268,403	1,501,856	1,532,905	257,464				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.13	$13.33	$13.54	$12.45	$10.34					
Value at end of period	$19.48	$15.13	$13.33	$13.54	$12.45					
Number of accumulation units outstanding at end of period	391,268	306,457	254,682	178,884	105,054					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.25	$15.25	$15.93	$12.93	$10.36					
Value at end of period	$22.78	$17.25	$15.25	$15.93	$12.93					
Number of accumulation units outstanding at end of period	904,214	961,352	1,115,656	1,195,308	1,126,456					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.17	$9.78	$10.20	$8.34	$6.10	$10.24				
Value at end of period	$14.64	$11.17	$9.78	$10.20	$8.34	$6.10				
Number of accumulation units outstanding at end of period	974,294	529,988	654,912	663,918	575,441	282,724				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.26	$9.93	$10.59	$8.58	$6.93	$10.02				
Value at end of period	$15.26	$11.26	$9.93	$10.59	$8.58	$6.93				
Number of accumulation units outstanding at end of period	1,339,374	928,902	1,028,554	1,207,536	834,911	572,938				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.85	$8.75	$8.89	$6.88	$5.37	$8.39	$7.81	$7.10	$6.66	$6.19
Value at end of period	$13.37	$9.85	$8.75	$8.89	$6.88	$5.37	$8.39	$7.81	$7.10	$6.66
Number of accumulation units outstanding at end of period	394,827	448,214	491,024	548,730	633,871	675,839	855,490	1,086,586	1,049,459	823,490
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.46	$10.25	$10.76	$8.86	$7.11	$10.18				
Value at end of period	$15.42	$11.46	$10.25	$10.76	$8.86	$7.11				
Number of accumulation units outstanding at end of period	570,513	499,162	615,823	651,459	527,951	456,278				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$49.96	$44.58	$44.25	$39.64	$30.39	$42.82	$41.90	$37.33	$35.39	$31.00
Value at end of period	$59.77	$49.96	$44.58	$44.25	$39.64	$30.39	$42.82	$41.90	$37.33	$35.39
Number of accumulation units outstanding at end of period	3,073,875	3,226,053	3,389,822	3,730,591	3,935,945	3,963,914	4,273,456	4,218,851	3,689,659	2,380,506
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.46	$25.67	$26.46	$23.51	$19.21	$30.52	$30.25	$25.94	$25.50	$22.67
Value at end of period	$37.42	$29.46	$25.67	$26.46	$23.51	$19.21	$30.52	$30.25	$25.94	$25.50
Number of accumulation units outstanding at end of period	1,604,927	1,676,034	1,829,460	1,738,376	1,628,920	1,638,714	1,801,226	1,889,644	1,954,975	1,619,276
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.21	$8.80	$9.10	$7.98	$5.71	$10.12	$10.10			
Value at end of period	$13.89	$10.21	$8.80	$9.10	$7.98	$5.71	$10.12			
Number of accumulation units outstanding at end of period	1,323,812	1,053,191	974,351	913,069	741,998	245,895	159,631			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.11	$11.28	$13.14	$11.79	$8.75	$17.71	$15.01	$12.36	$10.16	
Value at end of period	$14.67	$13.11	$11.28	$13.14	$11.79	$8.75	$17.71	$15.01	$12.36	
Number of accumulation units outstanding at end of period	921,127	996,024	1,009,986	1,072,130	1,212,113	1,483,984	1,343,574	1,009,791	786,192	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.00	$8.61	$10.02	$9.42	$7.30	$12.55	$11.13	$10.17		
Value at end of period	$11.74	$10.00	$8.61	$10.02	$9.42	$7.30	$12.55	$11.13		
Number of accumulation units outstanding at end of period	4,810,012	5,111,626	1,825,886	2,309,894	2,239,075	2,050,459	663,536	172,518		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.24	$17.82	$19.31	$18.30	$14.13	$23.93	$23.87	$19.99	$18.58	$17.11
Value at end of period	$27.17	$21.24	$17.82	$19.31	$18.30	$14.13	$23.93	$23.87	$19.99	$18.58
Number of accumulation units outstanding at end of period	920,479	915,163	933,990	1,054,961	1,074,690	994,246	1,099,394	974,425	780,724	680,585
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.54	$11.38	$10.87	$10.48	$10.15	$10.02				
Value at end of period	$10.99	$11.54	$11.38	$10.87	$10.48	$10.15				
Number of accumulation units outstanding at end of period	1,368,418	1,762,549	2,112,609	2,023,217	2,166,890	1,631,655				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$9.88	$10.28								
Value at end of period	$13.56	$9.88								
Number of accumulation units outstanding at end of period	112,830	123,325								
PROFUND VP BULL										
Value at beginning of period	$8.75	$7.85	$8.02	$7.27	$5.98	$9.79	$9.66	$8.68	$8.63	$8.10
Value at end of period	$11.12	$8.75	$7.85	$8.02	$7.27	$5.98	$9.79	$9.66	$8.68	$8.63
Number of accumulation units outstanding at end of period	77,869	81,391	91,189	100,597	118,260	130,328	164,132	243,580	226,832	278,604

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
PROFUND VP EUROPE 30										
Value at beginning of period	$9.02	$7.90	$8.86	$8.81	$6.80	$12.41	$11.07	$9.62	$9.09	$8.12
Value at end of period	$10.74	$9.02	$7.90	$8.86	$8.81	$6.80	$12.41	$11.07	$9.62	$9.09
Number of accumulation units outstanding at end of period	61,815	80,304	85,950	100,465	105,602	125,339	169,030	227,041	257,431	160,013
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.65	$2.91	$4.75	$5.78	$4.47	$7.36	$7.93	$7.35	$8.15	$9.34
Value at end of period	$3.02	$2.65	$2.91	$4.75	$5.78	$4.47	$7.36	$7.93	$7.35	$8.15
Number of accumulation units outstanding at end of period	156,782	148,036	141,988	151,085	158,755	173,125	221,809	442,998	452,259	307,589

Separate Account Annual Charges of 2.20%

	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.22	$9.51	$10.09	$9.40	$7.94	$10.08			
Value at end of period	$11.44	$10.22	$9.51	$10.09	$9.40	$7.94			
Number of accumulation units outstanding at end of period	9,117,430	7,582,829	11,722,957	12,815,939	9,928,437	3,862,645			
COLUMBIA SMALL CAP VALUE FUND VS									
Value at beginning of period	$12.52	$11.51	$12.53	$10.13	$8.29	$11.80	$12.38	$10.61	$9.76
Value at end of period	$16.41	$12.52	$11.51	$12.53	$10.13	$8.29	$11.80	$12.38	$10.61
Number of accumulation units outstanding at end of period	377,313	410,339	470,942	515,510	594,175	650,445	785,501	893,270	874,474
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
Value at beginning of period	$10.97	$9.59	$9.74	$8.66	$6.82	$12.20	$12.32	$10.50	$9.93
Value at end of period	$13.72	$10.97	$9.59	$9.74	$8.66	$6.82	$12.20	$12.32	$10.50
Number of accumulation units outstanding at end of period	494,505	535,177	595,532	671,601	769,770	908,790	1,052,385	640,088	324,508
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.53	$9.32	$9.45	$8.63	$7.15	$10.00			
Value at end of period	$12.68	$10.53	$9.32	$9.45	$8.63	$7.15			
Number of accumulation units outstanding at end of period	2,413,250	2,183,893	2,052,741	2,007,999	1,883,524	1,142,004			
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$10.57	$9.25	$10.01						
Value at end of period	$12.59	$10.57	$9.25						
Number of accumulation units outstanding at end of period	150,662	81,916	85,685						
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.89	$8.75	$10.08						
Value at end of period	$11.45	$9.89	$8.75						
Number of accumulation units outstanding at end of period	67,384	51,831	19,473						
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
Value at beginning of period	$13.01	$11.34	$13.54	$12.98	$9.32	$16.57	$14.19	$12.26	$10.19
Value at end of period	$15.39	$13.01	$11.34	$13.54	$12.98	$9.32	$16.57	$14.19	$12.26
Number of accumulation units outstanding at end of period	4,702,205	4,960,652	5,450,225	6,235,952	6,614,845	6,379,548	5,622,595	3,861,348	1,887,611

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$13.39	$12.11	$13.15	$11.94	$9.06	$9.24			
Value at end of period	$15.02	$13.39	$12.11	$13.15	$11.94	$9.06			
Number of accumulation units outstanding at end of period	884,380	890,844	974,599	925,559	611,671	123,955			
ING BARON GROWTH PORTFOLIO									
Value at beginning of period	$14.08	$12.03	$12.03	$9.72	$7.35	$12.80	$12.33	$10.94	$10.02
Value at end of period	$19.11	$14.08	$12.03	$12.03	$9.72	$7.35	$12.80	$12.33	$10.94
Number of accumulation units outstanding at end of period	2,411,158	2,067,748	2,084,890	2,168,432	2,278,859	1,683,610	1,267,944	705,763	231,708
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$13.22	$11.39	$11.11	$10.62	$9.04	$12.96	$12.21	$10.96	$9.98
Value at end of period	$18.66	$13.22	$11.39	$11.11	$10.62	$9.04	$12.96	$12.21	$10.96
Number of accumulation units outstanding at end of period	895,919	766,091	767,082	682,527	789,101	821,610	588,535	415,891	263,578
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$12.37	$11.90	$10.86	$10.52	$9.88				
Value at end of period	$11.05	$12.37	$11.90	$10.86	$10.52				
Number of accumulation units outstanding at end of period	1,534,051	2,037,555	2,075,858	1,372,073	678,585				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
Value at beginning of period	$10.81	$9.66	$10.03	$9.04	$7.10	$11.92	$11.42	$10.90	$10.06
Value at end of period	$14.07	$10.81	$9.66	$10.03	$9.04	$7.10	$11.92	$11.42	$10.90
Number of accumulation units outstanding at end of period	676,008	827,322	747,108	575,135	878,402	602,834	342,900	143,761	86,496
ING BOND PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$10.76	$10.33	$9.99	$9.63	$8.78	$10.01			
Value at end of period	$10.41	$10.76	$10.33	$9.99	$9.63	$8.78			
Number of accumulation units outstanding at end of period	2,060,526	2,412,517	2,571,009	2,956,945	3,161,348	1,885,154			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$11.89	$9.67	$10.45	$9.21	$7.06	$12.28	$13.55	$11.16	
Value at end of period	$12.06	$11.89	$9.67	$10.45	$9.21	$7.06	$12.28	$13.55	
Number of accumulation units outstanding at end of period	668,043	741,634	827,801	942,274	1,125,921	1,160,397	867,793	386,762	
ING CLARION REAL ESTATE PORTFOLIO									
Value at beginning of period	$15.27	$13.52	$12.62	$10.08	$7.59	$12.62	$15.69	$11.65	$9.70
Value at end of period	$15.25	$15.27	$13.52	$12.62	$10.08	$7.59	$12.62	$15.69	$11.65
Number of accumulation units outstanding at end of period	580,521	601,804	734,674	888,216	1,235,669	1,487,036	1,500,463	1,455,548	864,134
ING COLUMBIA CONTRARIAN CORE PORTFOLIO									
Value at beginning of period	$9.64	$8.78	$9.42	$8.60	$6.68	$11.23	$11.03	$9.90	$9.96
Value at end of period	$12.71	$9.64	$8.78	$9.42	$8.60	$6.68	$11.23	$11.03	$9.90
Number of accumulation units outstanding at end of period	2,141,663	2,338,562	2,549,165	2,909,951	2,826,694	2,546,742	1,658,055	747,652	9,453
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$10.31	$9.23	$9.70	$7.92	$6.49	$10.07	$10.00	$10.05	
Value at end of period	$14.12	$10.31	$9.23	$9.70	$7.92	$6.49	$10.07	$10.00	
Number of accumulation units outstanding at end of period	729,308	885,977	987,514	1,056,933	1,277,289	1,392,520	991,087	475,068	
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$8.61	$7.46	$8.40	$6.88	$5.78	$10.37	$10.02		
Value at end of period	$10.51	$8.61	$7.46	$8.40	$6.88	$5.78	$10.37		
Number of accumulation units outstanding at end of period	1,022,769	1,118,806	1,211,813	1,341,550	1,226,303	1,252,147	423,733		

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING EURO STOXX 50® INDEX PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$8.39	$7.04	$8.70	$9.79	$9.75				
Value at end of period	$10.30	$8.39	$7.04	$8.70	$9.79				
Number of accumulation units outstanding at end of period	944,416	74,795	23,570	17,196	7,999				
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO									
Value at beginning of period	$14.34	$12.79	$14.68	$11.70	$8.59	$14.44	$12.89	$11.78	$10.68
Value at end of period	$19.07	$14.34	$12.79	$14.68	$11.70	$8.59	$14.44	$12.89	$11.78
Number of accumulation units outstanding at end of period	1,315,327	1,450,761	1,857,592	2,307,987	2,162,821	1,923,142	1,692,239	1,020,993	490,292
ING FRANKLIN INCOME PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$11.89	$10.80	$10.77	$9.74	$7.55	$10.91	$10.87	$10.02	
Value at end of period	$13.33	$11.89	$10.80	$10.77	$9.74	$7.55	$10.91	$10.87	
Number of accumulation units outstanding at end of period	3,278,193	3,163,412	3,488,970	3,240,253	3,508,528	2,802,507	2,010,837	591,765	
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.47	$9.42	$9.71	$8.90	$7.19	$11.82	$12.42		
Value at end of period	$13.07	$10.47	$9.42	$9.71	$8.90	$7.19	$11.82		
Number of accumulation units outstanding at end of period	1,121,840	1,182,190	1,373,670	1,455,006	1,737,617	1,377,127	1,251,633		
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.08	$8.01	$8.30	$7.66	$6.01	$9.55	$10.00		
Value at end of period	$11.01	$9.08	$8.01	$8.30	$7.66	$6.01	$9.55		
Number of accumulation units outstanding at end of period	6,075,962	6,149,063	6,811,239	7,912,667	8,798,432	9,027,246	4,152,264		
ING FTSE 100 INDEX® PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$11.53	$10.23	$10.91	$10.25	$9.96				
Value at end of period	$13.40	$11.53	$10.23	$10.91	$10.25				
Number of accumulation units outstanding at end of period	49,256	11,343	11,158	16,828	5,623				
ING GLOBAL PERSPECTIVES PORTFOLIO									
(Funds were first received in this option during June 2013)									
Value at beginning of period	$9.52								
Value at end of period	$10.35								
Number of accumulation units outstanding at end of period	4,823								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$8.32	$8.79	$9.96						
Value at end of period	$9.21	$8.32	$8.79						
Number of accumulation units outstanding at end of period	447,149	550,107	527,555						
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
Value at beginning of period	$16.84	$17.73	$19.95	$16.77	$12.47	$21.61	$16.58	$13.96	$10.22
Value at end of period	$18.71	$16.84	$17.73	$19.95	$16.77	$12.47	$21.61	$16.58	$13.96
Number of accumulation units outstanding at end of period	1,144,860	1,307,138	1,477,903	1,661,012	2,160,043	2,437,742	1,521,335	916,949	374,772
ING GLOBAL VALUE ADVANTAGE PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$8.40	$7.46	$7.94	$7.66	$6.03	$9.95			
Value at end of period	$9.33	$8.40	$7.46	$7.94	$7.66	$6.03			
Number of accumulation units outstanding at end of period	1,105,359	1,333,984	1,429,765	1,654,823	1,720,127	1,557,930			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$10.70	$9.49	$9.99						
Value at end of period	$13.61	$10.70	$9.49						
Number of accumulation units outstanding at end of period	6,715,446	7,282,526	7,999,350						

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$9.41	$8.33	$8.56	$7.69	$6.05	$9.94	$9.83		
Value at end of period	$11.99	$9.41	$8.33	$8.56	$7.69	$6.05	$9.94		
Number of accumulation units outstanding at end of period	2,577,662	2,869,161	3,372,024	1,508,277	1,590,312	502,600	1,808		
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$13.57	$10.81	$13.55	$12.89	$10.01				
Value at end of period	$13.79	$13.57	$10.81	$13.55	$12.89				
Number of accumulation units outstanding at end of period	175,890	381,656	270,761	591,229	156,911				
ING INDEX PLUS LARGECAP PORTFOLIO									
Value at beginning of period	$10.57	$9.47	$9.72	$8.74	$7.27	$11.87	$11.59	$10.37	$9.79
Value at end of period	$13.71	$10.57	$9.47	$9.72	$8.74	$7.27	$11.87	$11.59	$10.37
Number of accumulation units outstanding at end of period	212,616	230,523	275,594	346,809	387,324	469,351	556,600	460,829	262,580
ING INDEX PLUS MIDCAP PORTFOLIO									
Value at beginning of period	$12.56	$10.94	$11.35	$9.54	$7.42	$12.19	$11.84	$11.09	$9.74
Value at end of period	$16.49	$12.56	$10.94	$11.35	$9.54	$7.42	$12.19	$11.84	$11.09
Number of accumulation units outstanding at end of period	410,833	450,202	499,602	572,999	642,796	750,935	899,879	679,612	399,715
ING INDEX PLUS SMALLCAP PORTFOLIO									
Value at beginning of period	$10.91	$9.95	$10.27	$8.57	$7.04	$10.85	$11.87	$10.69	$9.89
Value at end of period	$15.18	$10.91	$9.95	$10.27	$8.57	$7.04	$10.85	$11.87	$10.69
Number of accumulation units outstanding at end of period	400,432	445,719	495,994	529,326	591,242	634,598	785,408	651,810	317,416
ING INTERMEDIATE BOND PORTFOLIO									
Value at beginning of period	$12.31	$11.54	$10.99	$10.26	$9.43	$10.56	$10.21	$10.06	$10.02
Value at end of period	$11.99	$12.31	$11.54	$10.99	$10.26	$9.43	$10.56	$10.21	$10.06
Number of accumulation units outstanding at end of period	5,713,225	6,010,478	6,407,892	6,900,837	7,298,104	7,660,460	6,329,691	2,860,220	325,330
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.85	$6.77	$7.91	$7.51	$6.03	$10.36			
Value at end of period	$9.30	$7.85	$6.77	$7.91	$7.51	$6.03			
Number of accumulation units outstanding at end of period	382,540	255,759	274,343	330,300	328,038	29,837			
ING INVESCO COMSTOCK PORTFOLIO									
Value at beginning of period	$10.91	$9.40	$9.82	$8.72	$6.94	$11.17	$11.68	$10.31	$9.93
Value at end of period	$14.41	$10.91	$9.40	$9.82	$8.72	$6.94	$11.17	$11.68	$10.31
Number of accumulation units outstanding at end of period	1,589,801	1,402,863	1,495,566	1,501,152	1,698,305	1,831,856	1,727,736	1,418,544	944,613
ING INVESCO EQUITY AND INCOME PORTFOLIO									
Value at beginning of period	$12.48	$11.34	$11.76	$10.73	$8.96	$11.99	$11.87	$10.80	$10.15
Value at end of period	$15.22	$12.48	$11.34	$11.76	$10.73	$8.96	$11.99	$11.87	$10.80
Number of accumulation units outstanding at end of period	941,077	764,190	855,353	1,016,286	901,367	927,899	496,199	341,790	164,473
ING INVESCO GROWTH AND INCOME PORTFOLIO									
Value at beginning of period	$11.85	$10.57	$11.05	$10.04	$8.29	$12.50	$12.46	$10.98	$10.34
Value at end of period	$15.51	$11.85	$10.57	$11.05	$10.04	$8.29	$12.50	$12.46	$10.98
Number of accumulation units outstanding at end of period	929,308	880,678	1,068,205	1,229,357	1,344,338	1,324,477	1,160,552	999,341	603,374
ING JAPAN TOPIX INDEX® PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.71	$9.23	$10.94	$9.84	$9.91				
Value at end of period	$11.86	$9.71	$9.23	$10.94	$9.84				
Number of accumulation units outstanding at end of period	121,213	20,956	75,418	121,864	6,042				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
Value at beginning of period	$22.10	$18.98	$23.74	$20.18	$12.03	$25.23	$18.63	$14.03	$11.39
Value at end of period	$20.38	$22.10	$18.98	$23.74	$20.18	$12.03	$25.23	$18.63	$14.03
Number of accumulation units outstanding at end of period	1,732,997	1,525,331	1,493,383	1,528,554	1,925,349	1,846,432	1,493,564	946,131	431,199

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.87	$10.11	$10.15	$8.44	$6.87	$10.19			
Value at end of period	$15.27	$11.87	$10.11	$10.15	$8.44	$6.87			
Number of accumulation units outstanding at end of period	999,407	1,160,101	817,172	593,467	336,575	166,422			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
Value at beginning of period	$13.47	$11.61	$12.03	$9.71	$7.79	$11.38	$11.83	$10.37	$9.84
Value at end of period	$18.31	$13.47	$11.61	$12.03	$9.71	$7.79	$11.38	$11.83	$10.37
Number of accumulation units outstanding at end of period	1,576,810	1,006,540	1,272,974	1,201,185	1,182,381	1,205,078	1,457,000	1,129,875	645,308
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$10.26	$10.21							
Value at end of period	$13.08	$10.26							
Number of accumulation units outstanding at end of period	10,975,298	11,991,007							
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
Value at beginning of period	$14.66	$12.72	$12.72	$11.39	$8.17	$11.54	$10.57	$10.23	$9.48
Value at end of period	$18.73	$14.66	$12.72	$12.72	$11.39	$8.17	$11.54	$10.57	$10.23
Number of accumulation units outstanding at end of period	3,567,179	963,200	1,048,579	752,641	523,070	81,178	54,625	63,285	35,457
ING LARGE CAP VALUE PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$11.16	$9.98	$10.04						
Value at end of period	$14.26	$11.16	$9.98						
Number of accumulation units outstanding at end of period	1,647,331	243,337	114,931						
ING LIQUID ASSETS PORTFOLIO									
Value at beginning of period	$9.71	$9.93	$10.15	$10.38	$10.58	$10.56	$10.29	$10.05	$9.99
Value at end of period	$9.50	$9.71	$9.93	$10.15	$10.38	$10.58	$10.56	$10.29	$10.05
Number of accumulation units outstanding at end of period	2,418,903	5,323,207	3,219,670	3,526,389	4,220,452	6,185,290	2,578,058	851,840	368,006
ING MARSICO GROWTH PORTFOLIO									
Value at beginning of period	$11.29	$10.26	$10.67	$9.10	$7.22	$12.36	$11.07	$10.79	$9.99
Value at end of period	$14.97	$11.29	$10.26	$10.67	$9.10	$7.22	$12.36	$11.07	$10.79
Number of accumulation units outstanding at end of period	1,462,272	1,602,125	1,861,982	1,866,596	1,834,544	1,874,070	1,489,965	1,003,525	530,901
ING MFS TOTAL RETURN PORTFOLIO									
Value at beginning of period	$11.51	$10.58	$10.65	$9.91	$8.60	$11.32	$11.13	$10.17	$9.98
Value at end of period	$13.35	$11.51	$10.58	$10.65	$9.91	$8.60	$11.32	$11.13	$10.17
Number of accumulation units outstanding at end of period	1,858,529	1,684,283	1,714,266	1,817,235	2,024,319	1,984,552	1,766,663	1,438,503	761,974
ING MFS UTILITIES PORTFOLIO									
Value at beginning of period	$18.32	$16.54	$15.89	$14.29	$11.00	$18.06	$14.50	$11.33	$10.05
Value at end of period	$21.53	$18.32	$16.54	$15.89	$14.29	$11.00	$18.06	$14.50	$11.33
Number of accumulation units outstanding at end of period	1,199,689	1,378,642	1,481,608	1,360,126	1,314,356	1,332,274	965,362	590,333	256,994
ING MIDCAP OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$16.31	$14.64	$15.09	$11.87	$8.61	$14.13	$11.52	$10.94	$9.95
Value at end of period	$21.01	$16.31	$14.64	$15.09	$11.87	$8.61	$14.13	$11.52	$10.94
Number of accumulation units outstanding at end of period	1,129,570	620,609	806,065	645,569	456,041	452,475	12,046	13,380	16,675
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
Value at beginning of period	$16.78	$14.81	$13.89	$12.47	$9.89	$14.16	$13.20	$11.12	$10.03
Value at end of period	$19.59	$16.78	$14.81	$13.89	$12.47	$9.89	$14.16	$13.20	$11.12
Number of accumulation units outstanding at end of period	1,733,975	1,596,618	1,808,041	1,698,916	1,592,061	1,522,406	1,572,528	1,302,865	815,601
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO									
Value at beginning of period	$11.33	$10.51	$11.25	$9.93	$8.18	$12.81	$12.47	$10.92	$10.26
Value at end of period	$14.44	$11.33	$10.51	$11.25	$9.93	$8.18	$12.81	$12.47	$10.92
Number of accumulation units outstanding at end of period	188,040	194,414	202,623	181,832	144,622	148,472	152,117	102,223	64,842

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING OPPENHEIMER GLOBAL PORTFOLIO									
Value at beginning of period	$13.60	$11.46	$12.79	$11.29	$8.29	$14.23	$13.69	$11.90	$10.11
Value at end of period	$16.87	$13.60	$11.46	$12.79	$11.29	$8.29	$14.23	$13.69	$11.90
Number of accumulation units outstanding at end of period	711,254	819,870	686,866	615,771	686,776	788,021	627,445	404,309	91,536
ING PIMCO HIGH YIELD PORTFOLIO									
Value at beginning of period	$15.44	$13.84	$13.55	$12.13	$8.30	$10.96	$10.89	$10.22	$10.12
Value at end of period	$15.95	$15.44	$13.84	$13.55	$12.13	$8.30	$10.96	$10.89	$10.22
Number of accumulation units outstanding at end of period	1,468,565	1,818,078	1,467,834	1,332,341	763,581	888,722	1,057,235	964,393	514,000
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
Value at beginning of period	$14.10	$13.25	$13.10	$12.43	$11.11	$10.90	$10.23	$10.02	$9.99
Value at end of period	$13.55	$14.10	$13.25	$13.10	$12.43	$11.11	$10.90	$10.23	$10.02
Number of accumulation units outstanding at end of period	10,045,361	15,957,963	15,712,347	12,487,874	17,216,896	13,368,895	3,259,805	724,175	408,828
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.51	$9.01	$8.76	$8.30	$8.24				
Value at end of period	$9.71	$9.51	$9.01	$8.76	$8.30				
Number of accumulation units outstanding at end of period	3,300,717	4,156,178	4,321,680	4,168,615	4,249,497				
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.90	$9.87	$10.21	$9.36	$9.21				
Value at end of period	$12.65	$10.90	$9.87	$10.21	$9.36				
Number of accumulation units outstanding at end of period	27,846,789	29,989,313	31,903,621	34,365,094	36,726,556				
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$11.15	$10.22	$10.44	$9.62	$9.49				
Value at end of period	$12.62	$11.15	$10.22	$10.44	$9.62				
Number of accumulation units outstanding at end of period	20,377,590	20,409,473	21,679,285	23,681,091	24,379,246				
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$11.36	$10.53	$10.55	$9.84	$9.75				
Value at end of period	$12.22	$11.36	$10.53	$10.55	$9.84				
Number of accumulation units outstanding at end of period	11,333,598	11,698,501	12,586,824	13,298,068	14,101,197				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$15.76	$14.10	$13.88	$12.61	$10.52				
Value at end of period	$20.30	$15.76	$14.10	$13.88	$12.61				
Number of accumulation units outstanding at end of period	295,216	306,348	234,212	194,661	202,887				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.94	$8.81	$8.82	$8.06	$6.67	$10.28			
Value at end of period	$12.81	$9.94	$8.81	$8.82	$8.06	$6.67			
Number of accumulation units outstanding at end of period	1,039,135	924,519	1,091,340	770,234	775,612	90,331			
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$15.08	$13.30	$13.52	$12.44	$10.15				
Value at end of period	$19.38	$15.08	$13.30	$13.52	$12.44				
Number of accumulation units outstanding at end of period	230,236	426,916	102,951	79,615	62,529				
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$17.18	$15.21	$15.90	$12.92	$10.35				
Value at end of period	$22.67	$17.18	$15.21	$15.90	$12.92				
Number of accumulation units outstanding at end of period	594,985	601,822	696,930	720,649	764,679				

	2013	2012	2011	2010	2009	2008	2007	2006	2005
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.12	$9.74	$10.17	$8.33	$6.09	$10.40			
Value at end of period	$14.56	$11.12	$9.74	$10.17	$8.33	$6.09			
Number of accumulation units outstanding at end of period	1,338,656	1,056,553	661,835	612,162	549,783	269,460			
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$11.21	$9.89	$10.56	$8.56	$6.93	$10.15			
Value at end of period	$15.17	$11.21	$9.89	$10.56	$8.56	$6.93			
Number of accumulation units outstanding at end of period	1,408,707	726,235	871,768	998,816	684,974	473,719			
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$15.00	$13.34	$13.57	$10.50	$8.22	$12.85	$11.96	$10.89	$9.83
Value at end of period	$20.35	$15.00	$13.34	$13.57	$10.50	$8.22	$12.85	$11.96	$10.89
Number of accumulation units outstanding at end of period	92,333	105,920	115,672	127,524	139,342	155,145	203,504	255,078	164,649
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$11.41	$10.21	$10.73	$8.85	$7.11	$10.08			
Value at end of period	$15.33	$11.41	$10.21	$10.73	$8.85	$7.11			
Number of accumulation units outstanding at end of period	408,374	461,436	736,637	506,955	482,284	259,588			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
Value at beginning of period	$14.21	$12.69	$12.61	$11.31	$8.68	$12.24	$11.99	$10.69	$10.26
Value at end of period	$16.98	$14.21	$12.69	$12.61	$11.31	$8.68	$12.24	$11.99	$10.69
Number of accumulation units outstanding at end of period	10,947,214	10,668,018	10,778,733	13,092,232	12,156,423	12,124,598	10,985,761	7,817,694	4,248,742
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
Value at beginning of period	$11.68	$10.19	$10.51	$9.35	$7.65	$12.16	$12.07	$10.36	$10.06
Value at end of period	$14.82	$11.68	$10.19	$10.51	$9.35	$7.65	$12.16	$12.07	$10.36
Number of accumulation units outstanding at end of period	2,101,496	2,071,088	2,208,130	1,894,674	1,974,300	1,818,540	1,791,740	1,389,277	778,013
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.15	$8.75	$9.07	$7.96	$5.70	$10.12	$10.07		
Value at end of period	$13.80	$10.15	$8.75	$9.07	$7.96	$5.70	$10.12		
Number of accumulation units outstanding at end of period	1,624,212	978,913	777,222	726,146	556,710	316,266	229,437		
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
Value at beginning of period	$13.01	$11.20	$13.06	$11.74	$8.72	$17.66	$14.98	$12.35	$10.02
Value at end of period	$14.54	$13.01	$11.20	$13.06	$11.74	$8.72	$17.66	$14.98	$12.35
Number of accumulation units outstanding at end of period	568,636	657,575	613,215	666,726	830,081	1,147,804	675,841	326,904	113,067
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$9.93	$8.56	$9.97	$9.39	$7.28	$12.53	$11.12	$10.09	
Value at end of period	$11.65	$9.93	$8.56	$9.97	$9.39	$7.28	$12.53	$11.12	
Number of accumulation units outstanding at end of period	3,605,996	3,759,515	1,488,692	1,674,847	1,550,533	1,592,210	743,055	126,106	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
Value at beginning of period	$11.62	$9.76	$10.58	$10.04	$7.76	$13.16	$13.14	$11.02	$9.91
Value at end of period	$14.85	$11.62	$9.76	$10.58	$10.04	$7.76	$13.16	$13.14	$11.02
Number of accumulation units outstanding at end of period	781,982	805,558	833,154	897,776	979,337	948,730	984,783	497,596	203,295
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.49	$11.34	$10.84	$10.47	$10.14	$9.99			
Value at end of period	$10.92	$11.49	$11.34	$10.84	$10.47	$10.14			
Number of accumulation units outstanding at end of period	1,114,224	1,432,152	1,868,365	1,221,702	1,591,933	989,453			

	2013	2012	2011	2010	2009	2008	2007	2006	2005
INVESCO V.I. AMERICAN FRANCHISE FUND									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$9.88	$10.28							
Value at end of period	$13.54	$9.88							
Number of accumulation units outstanding at end of period	28,758	29,966							
PROFUND VP BULL									
Value at beginning of period	$10.16	$9.12	$9.32	$8.47	$6.96	$11.42	$11.28	$10.15	$9.95
Value at end of period	$12.89	$10.16	$9.12	$9.32	$8.47	$6.96	$11.42	$11.28	$10.15
Number of accumulation units outstanding at end of period	14,723	16,513	20,966	22,747	23,742	23,667	25,302	36,682	20,852
PROFUND VP EUROPE 30									
Value at beginning of period	$9.90	$8.68	$9.74	$9.70	$7.50	$13.70	$12.22	$10.64	$9.67
Value at end of period	$11.78	$9.90	$8.68	$9.74	$9.70	$7.50	$13.70	$12.22	$10.64
Number of accumulation units outstanding at end of period	15,711	17,567	19,656	20,900	23,691	25,278	26,641	44,976	51,656
PROFUND VP RISING RATES OPPORTUNITY									
Value at beginning of period	$3.23	$3.55	$5.80	$7.07	$5.47	$9.01	$9.72	$9.02	$9.65
Value at end of period	$3.68	$3.23	$3.55	$5.80	$7.07	$5.47	$9.01	$9.72	$9.02
Number of accumulation units outstanding at end of period	74,648	82,819	69,935	78,500	84,193	87,872	101,782	111,199	122,680

FINANCIAL STATEMENTS

ING USA Annuity and Life Insurance Company
Separate Account B

Year Ended December 31, 2013
with Report of Independent Registered Public Accounting Firm


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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements	
Statements of Assets and Liabilities	2
Statements of Operations	29
Statements of Changes in Net Assets	58
Notes to Financial Statements	94


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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying financial statements of ING USA Annuity and Life Insurance Company Separate Account B (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2014

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A
Assets					
Investments in mutual funds					
at fair value	$ 19,078	$ 1,103,143	$ 315	$ 147,852	$ 32
Total assets	19,078	1,103,143	315	147,852	32
Net assets	$ 19,078	$ 1,103,143	$ 315	$ 147,852	$ 32
Total number of mutual fund shares	376,816	70,805,080	20,912	7,251,199	1,750
Cost of mutual fund shares	$ 14,082	$ 981,130	$ 269	$ 123,065	$ 30

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 336	$ 170,991	$ 12,932	$ 4,807	$ 1,106,841
Total assets	336	170,991	12,932	4,807	1,106,841
Net assets	$ 336	$ 170,991	$ 12,932	$ 4,807	$ 1,106,841
Total number of mutual fund shares	32,362	7,473,371	537,258	345,297	89,045,909
Cost of mutual fund shares	$ 244	$ 169,195	$ 6,235	$ 3,924	$ 1,073,269

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 507,731	$ 26,061	$ 19,557	$ 1,093,953	$ 194,620
Total assets	507,731	26,061	19,557	1,093,953	194,620
Net assets	$ 507,731	$ 26,061	$ 19,557	$ 1,093,953	$ 194,620
Total number of mutual fund shares	38,406,314	1,974,355	1,621,659	56,215,488	15,991,813
Cost of mutual fund shares	$ 326,898	$ 22,274	$ 17,172	$ 957,657	$ 181,083

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 326,865	$ 291,031	$ 84	$ 166,380	$ 385,432
Total assets	326,865	291,031	84	166,380	385,432
Net assets	$ 326,865	$ 291,031	$ 84	$ 166,380	$ 385,432
Total number of mutual fund shares	18,322,042	31,059,864	5,811	11,602,499	41,894,735
Cost of mutual fund shares	$ 222,870	$ 335,398	$ 64	$ 118,691	$ 416,027

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 119,039	$ 1,749	$ 246,851	$ 18,629	$ 182,004
Total assets	119,039	1,749	246,851	18,629	182,004
Net assets	$ 119,039	$ 1,749	$ 246,851	$ 18,629	$ 182,004
Total number of mutual fund shares	10,921,028	159,536	9,025,642	685,377	16,836,603
Cost of mutual fund shares	$ 94,016	$ 1,450	$ 178,014	$ 14,931	$ 125,729

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 686,993	$ 35,504	$ 524,291	$ 10,547	$ 202,977
Total assets	686,993	35,504	524,291	10,547	202,977
Net assets	$ 686,993	$ 35,504	$ 524,291	$ 10,547	$ 202,977
Total number of mutual fund shares	33,108,097	1,720,991	46,686,679	941,670	18,638,837
Cost of mutual fund shares	$ 448,837	$ 23,180	$ 440,247	$ 9,236	$ 141,057

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 918,492	$ 74,575	$ 380,095	$ 20,189	$ 459,576
Total assets	918,492	74,575	380,095	20,189	459,576
Net assets	$ 918,492	$ 74,575	$ 380,095	$ 20,189	$ 459,576
Total number of mutual fund shares	84,420,194	3,644,936	18,048,211	965,044	14,734,727
Cost of mutual fund shares	$ 697,552	$ 70,500	$ 335,008	$ 21,087	$ 329,954

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Invesco Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 49,490	$ 496,586	$ 22,743	$ 340,857	$ 38,368
Total assets	49,490	496,586	22,743	340,857	38,368
Net assets	$ 49,490	$ 496,586	$ 22,743	$ 340,857	$ 38,368
Total number of mutual fund shares	1,596,461	26,136,109	1,209,108	16,530,405	1,876,169
Cost of mutual fund shares	$ 37,965	$ 471,177	$ 22,943	$ 232,808	$ 24,216

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,158,334	$ 966,897	$ 1,017	$ 579,266	$ 50,546
Total assets	2,158,334	966,897	1,017	579,266	50,546
Net assets	$ 2,158,334	$ 966,897	$ 1,017	$ 579,266	$ 50,546
Total number of mutual fund shares	118,459,609	51,376,047	54,347	49,509,892	4,960,392
Cost of mutual fund shares	$ 1,599,858	$ 828,634	$ 606	$ 521,887	$ 51,875

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 685,459	$ 11,692	$ 477,882	$ 18,209	$ 643,335
Total assets	685,459	11,692	477,882	18,209	643,335
Net assets	$ 685,459	$ 11,692	$ 477,882	$ 18,209	$ 643,335
Total number of mutual fund shares	685,458,791	11,692,069	18,873,678	724,299	34,347,839
Cost of mutual fund shares	$ 685,459	$ 11,692	$ 302,485	$ 11,119	$ 529,319

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Multi-Manager Large Cap Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 30,962	$ 467,192	$ 378,364	$ 61,552	$ 53,705
Total assets	30,962	467,192	378,364	61,552	53,705
Net assets	$ 30,962	$ 467,192	$ 378,364	$ 61,552	$ 53,705
Total number of mutual fund shares	1,668,197	26,439,853	20,835,030	3,410,104	3,626,262
Cost of mutual fund shares	$ 26,543	$ 356,223	$ 287,903	$ 47,122	$ 40,539

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 531,257	$ 2,193,440	$ 52,388	$ 491,016	$ 4,522,383
Total assets	531,257	2,193,440	52,388	491,016	4,522,383
Net assets	$ 531,257	$ 2,193,440	$ 52,388	$ 491,016	$ 4,522,383
Total number of mutual fund shares	50,118,548	191,399,636	4,599,486	51,904,439	343,907,462
Cost of mutual fund shares	$ 510,390	$ 2,304,510	$ 54,277	$ 473,335	$ 3,213,260

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,012,105	$ 1,646,445	$ 2,811,421	$ 81,130	$ 744,561
Total assets	3,012,105	1,646,445	2,811,421	81,130	744,561
Net assets	$ 3,012,105	$ 1,646,445	$ 2,811,421	$ 81,130	$ 744,561
Total number of mutual fund shares	231,344,493	132,777,807	99,133,319	2,873,883	44,345,487
Cost of mutual fund shares	$ 2,238,823	$ 1,318,649	$ 2,263,641	$ 66,520	$ 531,877

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 26,577	$ 146,227	$ 290,506	$ 5,903	$ 112
Total assets	26,577	146,227	290,506	5,903	112
Net assets	$ 26,577	$ 146,227	$ 290,506	$ 5,903	$ 112
Total number of mutual fund shares	1,595,281	11,052,705	18,066,307	369,611	10,495
Cost of mutual fund shares	$ 19,977	$ 131,834	$ 221,673	$ 4,591	$ 114

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Global Perspectives Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 24,351	$ 1,968	$ 507,090	$ 294,606	$ 146,551
Total assets	24,351	1,968	507,090	294,606	146,551
Net assets	$ 24,351	$ 1,968	$ 507,090	$ 294,606	$ 146,551
Total number of mutual fund shares	2,316,906	129,842	16,571,552	11,817,327	9,205,458
Cost of mutual fund shares	$ 23,918	$ 1,487	$ 317,152	$ 184,458	$ 68,948

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Global Bond Portfolio - Service Class	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 6,644	$ 268,151	$ 1,696	$ 242,782	$ 244,250
Total assets	6,644	268,151	1,696	242,782	244,250
Net assets	$ 6,644	$ 268,151	$ 1,696	$ 242,782	$ 244,250
Total number of mutual fund shares	633,935	17,378,529	37,750	5,437,456	11,553,931
Cost of mutual fund shares	$ 7,080	$ 178,888	$ 1,262	$ 178,522	$ 185,821

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,929	$ 169,506	$ 4,426	$ 14,906	$ 17,579
Total assets	4,929	169,506	4,426	14,906	17,579
Net assets	$ 4,929	$ 169,506	$ 4,426	$ 14,906	$ 17,579
Total number of mutual fund shares	260,909	9,242,396	385,568	1,244,279	1,329,759
Cost of mutual fund shares	$ 3,595	$ 127,243	$ 4,324	$ 12,466	$ 12,200

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 9,672	$ 1,278	$ 6,221	$ 8,538	$ 258,344
Total assets	9,672	1,278	6,221	8,538	258,344
Net assets	$ 9,672	$ 1,278	$ 6,221	$ 8,538	$ 258,344
Total number of mutual fund shares	684,481	86,921	545,258	746,334	2,947,445
Cost of mutual fund shares	$ 6,795	$ 899	$ 5,618	$ 4,975	$ 194,485

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 667,777	$ 2,250	$ 566	$ 1,403	$ 1,349,848
Total assets	667,777	2,250	566	1,403	1,349,848
Net assets	$ 667,777	$ 2,250	$ 566	$ 1,403	$ 1,349,848
Total number of mutual fund shares	50,897,663	186,418	43,086	111,916	43,043,627
Cost of mutual fund shares	$ 497,657	$ 2,028	$ 463	$ 1,168	$ 963,298

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 14	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 937	$ 770,429	$ 19,220	$ 35,414	$ 5,170
Total assets	937	770,429	19,220	35,414	5,170
Net assets	$ 937	$ 770,429	$ 19,220	$ 35,414	$ 5,170
Total number of mutual fund shares	29,577	24,551,608	2,004,162	2,980,987	380,459
Cost of mutual fund shares	$ 785	$ 511,612	$ 20,106	$ 32,246	$ 4,768

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Global Value Advantage Portfolio	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 175,466	$ 39,381	$ 130,749	$ 124,289	$ 99,365
Total assets	175,466	39,381	130,749	124,289	99,365
Net assets	$ 175,466	$ 39,381	$ 130,749	$ 124,289	$ 99,365
Total number of mutual fund shares	19,431,456	2,779,177	6,573,597	5,322,871	4,595,998
Cost of mutual fund shares	$ 134,628	$ 37,696	$ 97,674	$ 87,341	$ 67,857

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 66,035	$ 13,312	$ 187,827	$ 397,456	$ 85,774
Total assets	66,035	13,312	187,827	397,456	85,774
Net assets	$ 66,035	$ 13,312	$ 187,827	$ 397,456	$ 85,774
Total number of mutual fund shares	6,623,365	1,167,717	8,643,673	27,891,616	4,692,228
Cost of mutual fund shares	$ 56,813	$ 12,807	$ 134,491	$ 273,471	$ 70,256

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 295,192	$ 189,802	$ 253,638	$ 102,570	$ 183,572
Total assets	295,192	189,802	253,638	102,570	183,572
Net assets	$ 295,192	$ 189,802	$ 253,638	$ 102,570	$ 183,572
Total number of mutual fund shares	12,033,906	11,952,292	15,088,514	4,231,435	17,736,426
Cost of mutual fund shares	$ 173,979	$ 151,090	$ 199,922	$ 82,895	$ 193,562

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio
Assets					
Investments in mutual funds at fair value	$ 7,159	$ 560,431	$ 67,639	$ 88	$ 70
Total assets	7,159	560,431	67,639	88	70
Net assets	$ 7,159	$ 560,431	$ 67,639	$ 88	$ 70
Total number of mutual fund shares	726,819	34,723,116	2,405,360	4,618	11,582
Cost of mutual fund shares	$ 6,576	$ 419,545	$ 46,041	$ 75	$ 65

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Assets					
Investments in mutual funds					
at fair value	$ 2,150	$ 8,362	$ 14,814	$ 12,351	$ 6,458
Total assets	2,150	8,362	14,814	12,351	6,458
Net assets	$ 2,150	$ 8,362	$ 14,814	$ 12,351	$ 6,458
Total number of mutual fund shares	78,101	663,687	544,623	326,044	249,616
Cost of mutual fund shares	$ 1,327	$ 9,274	$ 9,870	$ 10,027	$ 6,119

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 5,347	$ 1,401	$ 1,560	$ 766	$ 315
Total assets	5,347	1,401	1,560	766	315
Net assets	$ 5,347	$ 1,401	$ 1,560	$ 766	$ 315
Total number of mutual fund shares	657,728	43,517	98,428	40,606	28,069
Cost of mutual fund shares	$ 9,977	$ 879	$ 1,236	$ 521	$ 176

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Assets	
Investments in mutual funds at fair value	$ 633
Total assets	633
Net assets	$ 633
Total number of mutual fund shares	62,767
Cost of mutual fund shares	$ 636

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 75	$ 11,182	$ 8	$ 1,382	$ -
Expenses:					
Mortality and expense risk charges	307	18,397	5	2,453	-
Total expenses	307	18,397	5	2,453	-
Net investment income (loss)	(232)	(7,215)	3	(1,071)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	457	31,157	(15)	(60)	4
Capital gains distributions	-	44,552	-	-	-
Total realized gain (loss) on investments and capital gains distributions	457	75,709	(15)	(60)	4
Net unrealized appreciation (depreciation) of investments	5,425	56,710	61	39,074	1
Net realized and unrealized gain (loss) on investments	5,882	132,419	46	39,014	5
Net increase (decrease) in net assets resulting from operations	$ 5,650	$ 125,204	$ 49	$ 37,943	$ 5

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP U.S. Government Mortgage Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 3,690	$ -	$ 161
Expenses:					
Mortality and expense risk charges	5	-	2,831	5,428	132
Total expenses	5	-	2,831	5,428	132
Net investment income (loss)	(5)	-	859	(5,428)	29
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	11	-	(5,613)	154,833	613
Capital gains distributions	-	-	10,904	-	207
Total realized gain (loss) on investments and capital gains distributions	11	-	5,291	154,833	820
Net unrealized appreciation (depreciation) of investments	76	-	32,091	(68,523)	2,787
Net realized and unrealized gain (loss) on investments	87	-	37,382	86,310	3,607
Net increase (decrease) in net assets resulting from operations	$ 82	$ -	$ 38,241	$ 80,882	$ 3,636

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 92	$ 34,827	$ 5,489	$ 267	$ 187
Expenses:					
Mortality and expense risk charges	56	18,830	7,657	345	256
Total expenses	56	18,830	7,657	345	256
Net investment income (loss)	36	15,997	(2,168)	(78)	(69)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(84)	3,136	11,050	987	434
Capital gains distributions	-	-	2,974	49	-
Total realized gain (loss) on investments and capital gains distributions	(84)	3,136	14,024	1,036	434
Net unrealized appreciation (depreciation) of investments	720	(42,523)	74,002	2,652	1,898
Net realized and unrealized gain (loss) on investments	636	(39,387)	88,026	3,688	2,332
Net increase (decrease) in net assets resulting from operations	$ 672	$ (23,390)	$ 85,858	$ 3,610	$ 2,263

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 9,154	$ 2,913	$ 155	$ -	$ 1
Expenses:					
Mortality and expense risk charges	17,733	3,227	4,752	7,113	1
Total expenses	17,733	3,227	4,752	7,113	1
Net investment income (loss)	(8,579)	(314)	(4,597)	(7,113)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56,945)	1,509	7,829	(8,422)	-
Capital gains distributions	-	1,896	19,960	24,543	-
Total realized gain (loss) on investments and capital gains distributions	(56,945)	3,405	27,789	16,121	-
Net unrealized appreciation (depreciation) of investments	246,406	19,709	66,724	(54,116)	21
Net realized and unrealized gain (loss) on investments	189,461	23,114	94,513	(37,995)	21
Net increase (decrease) in net assets resulting from operations	$ 180,882	$ 22,800	$ 89,916	$ (45,108)	$ 21

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,703	$ 4,636	$ 6,871	$ 99	$ 3,539
Expenses:					
Mortality and expense risk charges	2,657	6,753	2,119	34	4,730
Total expenses	2,657	6,753	2,119	34	4,730
Net investment income (loss)	(954)	(2,117)	4,752	65	(1,191)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,855	4,605	(2,280)	(18)	(9,617)
Capital gains distributions	-	39,881	-	-	-
Total realized gain (loss) on investments and capital gains distributions	12,855	44,486	(2,280)	(18)	(9,617)
Net unrealized appreciation (depreciation) of investments	28,981	(54,163)	249	(10)	13,571
Net realized and unrealized gain (loss) on investments	41,836	(9,677)	(2,031)	(28)	3,954
Net increase (decrease) in net assets resulting from operations	$ 40,882	$ (11,794)	$ 2,721	$ 37	$ 2,763

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 240	$ 3,374	$ 2,948	$ 105	$ 25,432
Expenses:					
Mortality and expense risk charges	358	2,857	11,135	591	8,819
Total expenses	358	2,857	11,135	591	8,819
Net investment income (loss)	(118)	517	(8,187)	(486)	16,613
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(835)	8,370	22,347	1,210	(368)
Capital gains distributions	-	-	2,425	125	-
Total realized gain (loss) on investments and capital gains distributions	(835)	8,370	24,772	1,335	(368)
Net unrealized appreciation (depreciation) of investments	1,048	26,202	170,712	8,653	44,241
Net realized and unrealized gain (loss) on investments	213	34,572	195,484	9,988	43,873
Net increase (decrease) in net assets resulting from operations	$ 95	$ 35,089	$ 187,297	$ 9,502	$ 60,486

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 478	$ 2,112	$ 22,551	$ 426	$ 3,703
Expenses:					
Mortality and expense risk charges	182	3,332	14,279	1,277	6,838
Total expenses	182	3,332	14,279	1,277	6,838
Net investment income (loss)	296	(1,220)	8,272	(851)	(3,135)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	678	497	1,566	(3,353)	(36,268)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	678	497	1,566	(3,353)	(36,268)
Net unrealized appreciation (depreciation) of investments	220	44,486	157,379	11,669	82,098
Net realized and unrealized gain (loss) on investments	898	44,983	158,945	8,316	45,830
Net increase (decrease) in net assets resulting from operations	$ 1,194	$ 43,763	$ 167,217	$ 7,465	$ 42,695

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Global Resources Portfolio - Service 2 Class	ING Invesco Growth and Income Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 164	$ 5,557	$ 571	$ 4,391	$ 178
Expenses:					
Mortality and expense risk charges	370	7,316	900	8,892	432
Total expenses	370	7,316	900	8,892	432
Net investment income (loss)	(206)	(1,759)	(329)	(4,501)	(254)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(232)	5,535	836	(27,723)	649
Capital gains distributions	-	-	-	11,127	545
Total realized gain (loss) on investments and capital gains distributions	(232)	5,535	836	(16,596)	1,194
Net unrealized appreciation (depreciation) of investments	2,653	111,988	12,705	(20,243)	(2,891)
Net realized and unrealized gain (loss) on investments	2,421	117,523	13,541	(36,839)	(1,697)
Net increase (decrease) in net assets resulting from operations	$ 2,215	$ 115,764	$ 13,212	$ (41,340)	$ (1,951)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,120	$ 224	$ 7,194	$ 4,153	$ 3
Expenses:					
Mortality and expense risk charges	4,933	658	35,079	10,135	18
Total expenses	4,933	658	35,079	10,135	18
Net investment income (loss)	(2,813)	(434)	(27,885)	(5,982)	(15)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14,392	2,431	51,086	28,299	25
Capital gains distributions	6,756	876	19,820	8,646	9
Total realized gain (loss) on investments and capital gains distributions	21,148	3,307	70,906	36,945	34
Net unrealized appreciation (depreciation) of investments	68,454	8,267	460,868	121,135	210
Net realized and unrealized gain (loss) on investments	89,602	11,574	531,774	158,080	244
Net increase (decrease) in net assets resulting from operations	$ 86,789	$ 11,140	$ 503,889	$ 152,098	$ 229

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,815	$ 497	$ -	$ -	$ 3,436
Expenses:					
Mortality and expense risk charges	4,213	912	12,374	248	7,604
Total expenses	4,213	912	12,374	248	7,604
Net investment income (loss)	(1,398)	(415)	(12,374)	(248)	(4,168)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17,016	(946)	-	-	30,373
Capital gains distributions	-	-	123	2	-
Total realized gain (loss) on investments and capital gains distributions	17,016	(946)	123	2	30,373
Net unrealized appreciation (depreciation) of investments	50,611	840	-	-	100,341
Net realized and unrealized gain (loss) on investments	67,627	(106)	123	2	130,714
Net increase (decrease) in net assets resulting from operations	$ 66,229	$ (521)	$ (12,251)	$ (246)	$ 126,546

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 113	$ 13,339	$ 623	$ 9,161	$ 7,732
Expenses:					
Mortality and expense risk charges	314	10,817	575	8,348	6,605
Total expenses	314	10,817	575	8,348	6,605
Net investment income (loss)	(201)	2,522	48	813	1,127
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,239	(1,529)	(258)	(2,349)	10,235
Capital gains distributions	-	-	-	-	20,798
Total realized gain (loss) on investments and capital gains distributions	1,239	(1,529)	(258)	(2,349)	31,033
Net unrealized appreciation (depreciation) of investments	3,921	96,443	4,958	80,110	27,385
Net realized and unrealized gain (loss) on investments	5,160	94,914	4,700	77,761	58,418
Net increase (decrease) in net assets resulting from operations	$ 4,959	$ 97,436	$ 4,748	$ 78,574	$ 59,545

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Multi-Manager Large Cap Core Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,160	$ 345	$ 55	$ 32,653	$ 83,390
Expenses:					
Mortality and expense risk charges	1,112	884	184	9,897	43,149
Total expenses	1,112	884	184	9,897	43,149
Net investment income (loss)	48	(539)	(129)	22,756	40,241
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,371	445	(7,140)	21,871	17,450
Capital gains distributions	3,385	-	11,590	-	25,666
Total realized gain (loss) on investments and capital gains distributions	5,756	445	4,450	21,871	43,116
Net unrealized appreciation (depreciation) of investments	3,873	12,782	(2,125)	(24,049)	(173,917)
Net realized and unrealized gain (loss) on investments	9,629	13,227	2,325	(2,178)	(130,801)
Net increase (decrease) in net assets resulting from operations	$ 9,677	$ 12,688	$ 2,196	$ 20,578	$ (90,560)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,858	$ 3,644	$ 18,002	$ 80,699	$ 60,679
Expenses:					
Mortality and expense risk charges	1,036	5,508	9,489	76,399	50,678
Total expenses	1,036	5,508	9,489	76,399	50,678
Net investment income (loss)	822	(1,864)	8,513	4,300	10,001
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	623	96,187	22,020	109,720	71,271
Capital gains distributions	602	-	6,766	-	-
Total realized gain (loss) on investments and capital gains distributions	1,225	96,187	28,786	109,720	71,271
Net unrealized appreciation (depreciation) of investments	(4,218)	(19,245)	(22,880)	557,838	295,611
Net realized and unrealized gain (loss) on investments	(2,993)	76,942	5,906	667,558	366,882
Net increase (decrease) in net assets resulting from operations	$ (2,171)	$ 75,078	$ 14,419	$ 671,858	$ 376,883

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 44,790	$ 29,328	$ 738	$ 11,305	$ 378
Expenses:					
Mortality and expense risk charges	28,607	45,677	1,457	12,242	469
Total expenses	28,607	45,677	1,457	12,242	469
Net investment income (loss)	16,183	(16,349)	(719)	(937)	(91)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	36,554	31,370	934	14,366	633
Capital gains distributions	-	171,010	5,258	534	19
Total realized gain (loss) on investments and capital gains distributions	36,554	202,380	6,192	14,900	652
Net unrealized appreciation (depreciation) of investments	78,023	299,394	9,112	157,817	5,704
Net realized and unrealized gain (loss) on investments	114,577	501,774	15,304	172,717	6,356
Net increase (decrease) in net assets resulting from operations	$ 130,760	$ 485,425	$ 14,585	$ 171,780	$ 6,265

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING Global Perspectives Fund - Class R
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,535	$ 4,156	$ 82	$ -	$ -
Expenses:					
Mortality and expense risk charges	2,493	4,542	97	1	37
Total expenses	2,493	4,542	97	1	37
Net investment income (loss)	(958)	(386)	(15)	(1)	(37)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7,559)	3,434	100	(1)	1
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(7,559)	3,434	100	(1)	1
Net unrealized appreciation (depreciation) of investments	25,374	63,123	1,255	17	433
Net realized and unrealized gain (loss) on investments	17,815	66,557	1,355	16	434
Net increase (decrease) in net assets resulting from operations	$ 16,857	$ 66,171	$ 1,340	$ 15	$ 397

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 5,539	$ 3,737	$ 1,071	$ 139
Expenses:					
Mortality and expense risk charges	20	7,432	4,776	2,411	73
Total expenses	20	7,432	4,776	2,411	73
Net investment income (loss)	2	(1,893)	(1,039)	(1,340)	66
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	185	28,586	5,625	8,405	(64)
Capital gains distributions	63	16,474	-	-	198
Total realized gain (loss) on investments and capital gains distributions	248	45,060	5,625	8,405	134
Net unrealized appreciation (depreciation) of investments	269	88,983	71,837	36,661	(639)
Net realized and unrealized gain (loss) on investments	517	134,043	77,462	45,066	(505)
Net increase (decrease) in net assets resulting from operations	$ 519	$ 132,150	$ 76,423	$ 43,726	$ (439)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Equity and Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 26	$ 1,875	$ 22	$ 2,706
Expenses:					
Mortality and expense risk charges	2	20	4,107	13	3,505
Total expenses	2	20	4,107	13	3,505
Net investment income (loss)	5	6	(2,232)	9	(799)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	112	321	3,764	38	1,387
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	112	321	3,764	38	1,387
Net unrealized appreciation (depreciation) of investments	(62)	97	63,432	301	40,704
Net realized and unrealized gain (loss) on investments	50	418	67,196	339	42,091
Net increase (decrease) in net assets resulting from operations	$ 55	$ 424	$ 64,964	$ 348	$ 41,292

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,344	$ 64	$ 1,799	$ 152	$ 475
Expenses:					
Mortality and expense risk charges	3,800	57	2,522	47	160
Total expenses	3,800	57	2,522	47	160
Net investment income (loss)	(2,456)	7	(723)	105	315
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16,051	304	(381)	95	(72)
Capital gains distributions	7,869	-	-	31	-
Total realized gain (loss) on investments and capital gains distributions	23,920	304	(381)	126	(72)
Net unrealized appreciation (depreciation) of investments	32,787	794	34,374	(370)	907
Net realized and unrealized gain (loss) on investments	56,707	1,098	33,993	(244)	835
Net increase (decrease) in net assets resulting from operations	$ 54,251	$ 1,105	$ 33,270	$ (139)	$ 1,150

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 376	$ 179	$ 21	$ 199	$ 14
Expenses:					
Mortality and expense risk charges	176	103	16	63	91
Total expenses	176	103	16	63	91
Net investment income (loss)	200	76	5	136	(77)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	61	52	20	(17)	1,583
Capital gains distributions	-	-	-	-	101
Total realized gain (loss) on investments and capital gains distributions	61	52	20	(17)	1,684
Net unrealized appreciation (depreciation) of investments	2,127	1,539	235	227	892
Net realized and unrealized gain (loss) on investments	2,188	1,591	255	210	2,576
Net increase (decrease) in net assets resulting from operations	$ 2,388	$ 1,667	$ 260	$ 346	$ 2,499

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 35	$ 8,425	$ 8	$ 37	$ 8
Expenses:					
Mortality and expense risk charges	3,135	10,936	19	18	6
Total expenses	3,135	10,936	19	18	6
Net investment income (loss)	(3,100)	(2,511)	(11)	19	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9,460	13,009	358	(36)	(22)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	9,460	13,009	358	(36)	(22)
Net unrealized appreciation (depreciation) of investments	52,362	92,520	160	203	122
Net realized and unrealized gain (loss) on investments	61,822	105,529	518	167	100
Net increase (decrease) in net assets resulting from operations	$ 58,722	$ 103,018	$ 507	$ 186	$ 102

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 11,132	$ 11	$ 7,759	$ 73
Expenses:					
Mortality and expense risk charges	13	22,118	10	12,868	11
Total expenses	13	22,118	10	12,868	11
Net investment income (loss)	9	(10,986)	1	(5,109)	62
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(20)	38,674	14	49,218	(466)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(20)	38,674	14	49,218	(466)
Net unrealized appreciation (depreciation) of investments	181	286,976	150	138,714	389
Net realized and unrealized gain (loss) on investments	161	325,650	164	187,932	(77)
Net increase (decrease) in net assets resulting from operations	$ 170	$ 314,664	$ 165	$ 182,823	$ (15)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 48	$ 213	$ 640	$ -	$ 443
Expenses:					
Mortality and expense risk charges	13	101	374	736	283
Total expenses	13	101	374	736	283
Net investment income (loss)	35	112	266	(736)	160
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(316)	(400)	(236)	(20,742)	839
Capital gains distributions	-	-	-	26,060	-
Total realized gain (loss) on investments and capital gains distributions	(316)	(400)	(236)	5,318	839
Net unrealized appreciation (depreciation) of investments	286	164	(475)	2,766	2,467
Net realized and unrealized gain (loss) on investments	(30)	(236)	(711)	8,084	3,306
Net increase (decrease) in net assets resulting from operations	$ 5	$ (124)	$ (445)	$ 7,348	$ 3,466

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING FTSE 100 Index® Portfolio - Class A	ING Global Value Advantage Portfolio	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 163	$ 6,222	$ 1,948	$ 2,021	$ 1,080
Expenses:					
Mortality and expense risk charges	74	2,967	832	1,976	1,956
Total expenses	74	2,967	832	1,976	1,956
Net investment income (loss)	89	3,255	1,116	45	(876)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	139	7,830	(1,325)	1,926	1,667
Capital gains distributions	80	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	219	7,830	(1,325)	1,926	1,667
Net unrealized appreciation (depreciation) of investments	346	8,092	51	31,548	31,727
Net realized and unrealized gain (loss) on investments	565	15,922	(1,274)	33,474	33,394
Net increase (decrease) in net assets resulting from operations	$ 654	$ 19,177	$ (158)	$ 33,519	$ 32,518

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 687	$ 1,157	$ 208	$ 2,027	$ 5,195
Expenses:					
Mortality and expense risk charges	1,547	970	197	2,854	6,435
Total expenses	1,547	970	197	2,854	6,435
Net investment income (loss)	(860)	187	11	(827)	(1,240)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,453	2,639	726	16,310	35,114
Capital gains distributions	-	-	51	-	-
Total realized gain (loss) on investments and capital gains distributions	1,453	2,639	777	16,310	35,114
Net unrealized appreciation (depreciation) of investments	29,806	7,265	685	27,707	62,921
Net realized and unrealized gain (loss) on investments	31,259	9,904	1,462	44,017	98,035
Net increase (decrease) in net assets resulting from operations	$ 30,399	$ 10,091	$ 1,473	$ 43,190	$ 96,795

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,096	$ 2,029	$ 1,563	$ 2,172	$ 264
Expenses:					
Mortality and expense risk charges	1,450	4,789	2,856	3,470	1,687
Total expenses	1,450	4,789	2,856	3,470	1,687
Net investment income (loss)	(354)	(2,760)	(1,293)	(1,298)	(1,423)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8,309	25,095	8,647	6,979	14,123
Capital gains distributions	510	-	4,565	6,413	7,586
Total realized gain (loss) on investments and capital gains distributions	8,819	25,095	13,212	13,392	21,709
Net unrealized appreciation (depreciation) of investments	11,365	55,301	31,278	47,208	9,336
Net realized and unrealized gain (loss) on investments	20,184	80,396	44,490	60,600	31,045
Net increase (decrease) in net assets resulting from operations	$ 19,830	$ 77,636	$ 43,197	$ 59,302	$ 29,622

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	ClearBridge Variable Large Cap Value Portfolio- Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,375	$ 164	$ -	$ -	$ 1
Expenses:					
Mortality and expense risk charges	3,434	73	8,612	1,076	1
Total expenses	3,434	73	8,612	1,076	1
Net investment income (loss)	(59)	91	(8,612)	(1,076)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(962)	(563)	42,784	4,289	-
Capital gains distributions	2,099	-	13,260	3,958	4
Total realized gain (loss) on investments		-			
and capital gains distributions	1,137	(563)	56,044	8,247	4
Net unrealized appreciation (depreciation) of investments	(10,464)	1,729	77,217	12,438	17
Net realized and unrealized gain (loss) on investments	(9,327)	1,166	133,261	20,685	21
Net increase (decrease) in net assets resulting from operations	$ (9,386)	$ 1,257	$ 124,649	$ 19,609	$ 21

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ 12	$ 153	$ 335	$ 133
Expenses:					
Mortality and expense risk charges	1	18	117	152	213
Total expenses	1	18	117	152	213
Net investment income (loss)	4	(6)	36	183	(80)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	209	439	114	230
Capital gains distributions	-	21	69	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	230	508	114	230
Net unrealized appreciation (depreciation) of investments	4	348	(1,778)	3,220	2,731
Net realized and unrealized gain (loss) on investments	1	578	(1,270)	3,334	2,961
Net increase (decrease) in net assets resulting from operations	$ 5	$ 572	$ (1,234)	$ 3,517	$ 2,881

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 95	$ -	$ 2	$ 25	$ 8
Expenses:					
Mortality and expense risk charges	112	90	24	27	15
Total expenses	112	90	24	27	15
Net investment income (loss)	(17)	(90)	(22)	(2)	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(561)	(1,718)	45	18	1
Capital gains distributions	-	-	101	-	-
Total realized gain (loss) on investments and capital gains distributions	(561)	(1,718)	146	18	1
Net unrealized appreciation (depreciation) of investments	1,692	2,510	270	227	193
Net realized and unrealized gain (loss) on investments	1,131	792	416	245	194
Net increase (decrease) in net assets resulting from operations	$ 1,114	$ 702	$ 394	$ 243	$ 187

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)		
Investment Income:		
Dividends	$ -	$ 8
Expenses:		
Mortality and expense risk charges	5	11
Total expenses	5	11
Net investment income (loss)	(5)	(3)
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	10	8
Capital gains distributions	14	20
Total realized gain (loss) on investments and capital gains distributions	24	28
Net unrealized appreciation (depreciation) of investments	86	(52)
Net realized and unrealized gain (loss) on investments	110	(24)
Net increase (decrease) in net assets resulting from operations	$ 105	$ (27)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B
Net assets at January 1, 2012	$ -	$ 1,082,096	$ 279	$ 132,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(306)	(12,680)	2	(3,161)
Total realized gain (loss) on investments and capital gains distributions	(94)	59,195	(1)	3,151
Net unrealized appreciation (depreciation) of investments	(429)	25,261	31	10,402
'Net increase (decrease) in net assets resulting from operations	(829)	71,776	32	10,392
Changes from principal transactions:				
Premiums	-	9,239	-	26
Death Benefits	(91)	(8,386)	-	(1,234)
Surrenders and withdrawals	(1,184)	(50,053)	(2)	(9,490)
Transfers between Divisions (including fixed account), net	18,829	(111,259)	16	(3,279)
Increase (decrease) in net assets derived from principal transactions	17,554	(160,459)	14	(13,977)
Total increase (decrease) in net assets	16,725	(88,683)	46	(3,585)
Net assets at December 31, 2012	16,725	993,413	325	128,867
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(232)	(7,215)	3	(1,071)
Total realized gain (loss) on investments and capital gains distributions	457	75,709	(15)	(60)
Net unrealized appreciation (depreciation) of investments	5,425	56,710	61	39,074
Net increase (decrease) in net assets resulting from operations	5,650	125,204	49	37,943
Changes from principal transactions:				
Premiums	1	9,630	-	338
Death Benefits	(241)	(9,652)	-	(1,515)
Surrenders and withdrawals	(2,402)	(68,066)	(63)	(11,654)
Contract Charges	(131)	(9,061)	-	(1,175)
Transfers between Divisions (including fixed account), net	(524)	61,675	4	(4,952)
Increase (decrease) in net assets derived from principal transactions	(3,297)	(15,474)	(59)	(18,958)
Total increase (decrease) in net assets	2,353	109,730	(10)	18,985
Net assets at December 31, 2013	$ 19,078	$ 1,103,143	$ 315	$ 147,852

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP U.S. Government Mortgage Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2012	$ 11	$ 271	$ 4	$ 157,133
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	-	623
Total realized gain (loss) on investments and capital gains distributions	-	1	-	4,090
Net unrealized appreciation (depreciation) of investments	1	54	-	16,690
'Net increase (decrease) in net assets resulting from operations	1	50	-	21,403
Changes from principal transactions:				
Premiums	-	-	-	139
Death Benefits	-	-	-	(1,954)
Surrenders and withdrawals	-	(21)	(1)	(12,990)
Transfers between Divisions (including fixed account), net	1	(1)	-	(4,636)
Increase (decrease) in net assets derived from principal transactions	1	(22)	(1)	(19,441)
Total increase (decrease) in net assets	2	28	(1)	1,962
Net assets at December 31, 2012	13	299	3	159,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	-	859
Total realized gain (loss) on investments and capital gains distributions	4	11	-	5,291
Net unrealized appreciation (depreciation) of investments	1	76	-	32,091
Net increase (decrease) in net assets resulting from operations	5	82	-	38,241
Changes from principal transactions:				
Premiums	4	-	-	253
Death Benefits	-	(2)	(2)	(1,951)
Surrenders and withdrawals	(17)	(43)	(1)	(19,098)
Contract Charges	-	-	-	(1,166)
Transfers between Divisions (including fixed account), net	27	-	-	(4,383)
Increase (decrease) in net assets derived from principal transactions	14	(45)	(3)	(26,345)
Total increase (decrease) in net assets	19	37	(3)	11,896
Net assets at December 31, 2013	$ 32	$ 336	$ -	$ 170,991

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2012	$ 662,869	$ 11,819	$ 5,392	$ 1,214,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,265)	(94)	78	21,625
Total realized gain (loss) on investments and capital gains distributions	(37,161)	(138)	(213)	(9,267)
Net unrealized appreciation (depreciation) of investments	132,644	1,986	754	63,614
'Net increase (decrease) in net assets resulting from operations	86,218	1,754	619	75,972
Changes from principal transactions:				
Premiums	343	31	4	8,551
Death Benefits	(6,699)	(40)	(31)	(13,839)
Surrenders and withdrawals	(46,026)	(1,807)	(1,048)	(108,619)
Transfers between Divisions (including fixed account), net	(26,372)	(697)	(60)	8,885
Increase (decrease) in net assets derived from principal transactions	(78,754)	(2,513)	(1,135)	(105,022)
Total increase (decrease) in net assets	7,464	(759)	(516)	(29,050)
Net assets at December 31, 2012	670,333	11,060	4,876	1,185,574
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,428)	29	36	15,997
Total realized gain (loss) on investments and capital gains distributions	154,833	820	(84)	3,136
Net unrealized appreciation (depreciation) of investments	(68,523)	2,787	720	(42,523)
Net increase (decrease) in net assets resulting from operations	80,882	3,636	672	(23,390)
Changes from principal transactions:				
Premiums	203	22	9	7,823
Death Benefits	(3,309)	(113)	(48)	(15,652)
Surrenders and withdrawals	(26,014)	(1,129)	(695)	(102,304)
Contract Charges	(2,354)	(60)	(7)	(8,189)
Transfers between Divisions (including fixed account), net	(719,741)	(484)	-	62,979
Increase (decrease) in net assets derived from principal transactions	(751,215)	(1,764)	(741)	(55,343)
Total increase (decrease) in net assets	(670,333)	1,872	(69)	(78,733)
Net assets at December 31, 2013	$ -	$ 12,932	$ 4,807	$ 1,106,841

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2012	$ 340,934	$ 6,822	$ 4,490	$ 977,119
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,740)	(105)	(65)	(11,923)
Total realized gain (loss) on investments and capital gains distributions	4,285	(1)	(41)	(65,844)
Net unrealized appreciation (depreciation) of investments	43,813	1,427	877	211,784
'Net increase (decrease) in net assets resulting from operations	43,358	1,321	771	134,017
Changes from principal transactions:				
Premiums	6,022	179	324	6,699
Death Benefits	(2,428)	(14)	(78)	(9,657)
Surrenders and withdrawals	(22,746)	(619)	(395)	(60,638)
Transfers between Divisions (including fixed account), net	27,777	7,100	5,917	(38,493)
Increase (decrease) in net assets derived from principal transactions	8,625	6,646	5,768	(102,089)
Total increase (decrease) in net assets	51,983	7,967	6,539	31,928
Net assets at December 31, 2012	392,917	14,789	11,029	1,009,047
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,168)	(78)	(69)	(8,579)
Total realized gain (loss) on investments and capital gains distributions	14,024	1,036	434	(56,945)
Net unrealized appreciation (depreciation) of investments	74,002	2,652	1,898	246,406
Net increase (decrease) in net assets resulting from operations	85,858	3,610	2,263	180,882
Changes from principal transactions:				
Premiums	4,336	152	116	5,845
Death Benefits	(4,351)	(118)	(98)	(11,441)
Surrenders and withdrawals	(37,320)	(1,479)	(771)	(71,390)
Contract Charges	(3,734)	(154)	(126)	(7,802)
Transfers between Divisions (including fixed account), net	70,025	9,261	7,144	(11,188)
Increase (decrease) in net assets derived from principal transactions	28,956	7,662	6,265	(95,976)
Total increase (decrease) in net assets	114,814	11,272	8,528	84,906
Net assets at December 31, 2013	$ 507,731	$ 26,061	$ 19,557	$ 1,093,953

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING American Funds World Allocation Portfolio	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2012	$ 184,314	$ 175,361	$ 504,313	$ 134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,239)	(3,585)	(10,534)	(1)
Total realized gain (loss) on investments and capital gains distributions	14,934	5,606	34,429	(13)
Net unrealized appreciation (depreciation) of investments	5,035	25,003	(5,449)	31
'Net increase (decrease) in net assets resulting from operations	17,730	27,024	18,446	17
Changes from principal transactions:				
Premiums	2,415	1,811	5,001	-
Death Benefits	(1,666)	(1,361)	(5,793)	-
Surrenders and withdrawals	(8,507)	(14,273)	(57,509)	(66)
Transfers between Divisions (including fixed account), net	(8,319)	10,068	104,398	(16)
Increase (decrease) in net assets derived from principal transactions	(16,077)	(3,755)	46,097	(82)
Total increase (decrease) in net assets	1,653	23,269	64,543	(65)
Net assets at December 31, 2012	185,967	198,630	568,856	69
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(314)	(4,597)	(7,113)	-
Total realized gain (loss) on investments and capital gains distributions	3,405	27,789	16,121	-
Net unrealized appreciation (depreciation) of investments	19,709	66,724	(54,116)	21
Net increase (decrease) in net assets resulting from operations	22,800	89,916	(45,108)	21
Changes from principal transactions:				
Premiums	2,777	2,188	4,215	-
Death Benefits	(923)	(3,395)	(5,616)	-
Surrenders and withdrawals	(12,182)	(24,567)	(41,040)	(7)
Contract Charges	(1,681)	(2,180)	(3,523)	-
Transfers between Divisions (including fixed account), net	(2,138)	66,273	(186,753)	1
Increase (decrease) in net assets derived from principal transactions	(14,147)	38,319	(232,717)	(6)
Total increase (decrease) in net assets	8,653	128,235	(277,825)	15
Net assets at December 31, 2013	$ 194,620	$ 326,865	$ 291,031	$ 84

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 138,504	$ 463,738	$ 120,762	$ 1,815
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,086)	318	(2,568)	(45)
Total realized gain (loss) on investments and capital gains distributions	13,265	23,829	(3,587)	(105)
Net unrealized appreciation (depreciation) of investments	5,868	(7,352)	32,157	529
'Net increase (decrease) in net assets resulting from operations	16,047	16,795	26,002	379
Changes from principal transactions:				
Premiums	1,099	4,942	201	-
Death Benefits	(1,634)	(5,190)	(1,140)	(2)
Surrenders and withdrawals	(12,716)	(32,239)	(8,234)	(143)
Transfers between Divisions (including fixed account), net	4,814	(1,763)	(6,915)	(114)
Increase (decrease) in net assets derived from principal transactions	(8,437)	(34,250)	(16,088)	(259)
Total increase (decrease) in net assets	7,610	(17,455)	9,914	120
Net assets at December 31, 2012	146,114	446,283	130,676	1,935
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(954)	(2,117)	4,752	65
Total realized gain (loss) on investments and capital gains distributions	12,855	44,486	(2,280)	(18)
Net unrealized appreciation (depreciation) of investments	28,981	(54,163)	249	(10)
Net increase (decrease) in net assets resulting from operations	40,882	(11,794)	2,721	37
Changes from principal transactions:				
Premiums	792	4,164	121	-
Death Benefits	(2,837)	(4,182)	(947)	(16)
Surrenders and withdrawals	(14,326)	(34,643)	(8,380)	(179)
Contract Charges	(1,154)	(3,429)	(989)	(18)
Transfers between Divisions (including fixed account), net	(3,091)	(10,967)	(4,163)	(10)
Increase (decrease) in net assets derived from principal transactions	(20,616)	(49,057)	(14,358)	(223)
Total increase (decrease) in net assets	20,266	(60,851)	(11,637)	(186)
Net assets at December 31, 2013	$ 166,380	$ 385,432	$ 119,039	$ 1,749

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net assets at January 1, 2012	$ 292,946	$ 20,207	$ 156,789	$ 626,916
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,411)	(390)	(776)	(11,531)
Total realized gain (loss) on investments and capital gains distributions	(22,078)	(884)	(3,040)	1,507
Net unrealized appreciation (depreciation) of investments	62,236	3,677	26,004	80,705
'Net increase (decrease) in net assets resulting from operations	35,747	2,403	22,188	70,681
Changes from principal transactions:				
Premiums	95	-	2,026	4,796
Death Benefits	(5,158)	(118)	(1,698)	(10,479)
Surrenders and withdrawals	(28,958)	(1,584)	(7,126)	(55,185)
Transfers between Divisions (including fixed account), net	(11,413)	(671)	(11,461)	(40,412)
Increase (decrease) in net assets derived from principal transactions	(45,434)	(2,373)	(18,259)	(101,280)
Total increase (decrease) in net assets	(9,687)	30	3,929	(30,599)
Net assets at December 31, 2012	283,259	20,237	160,718	596,317
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,191)	(118)	517	(8,187)
Total realized gain (loss) on investments and capital gains distributions	(9,617)	(835)	8,370	24,772
Net unrealized appreciation (depreciation) of investments	13,571	1,048	26,202	170,712
Net increase (decrease) in net assets resulting from operations	2,763	95	35,089	187,297
Changes from principal transactions:				
Premiums	130	4	1,873	4,174
Death Benefits	(4,339)	(228)	(1,882)	(10,932)
Surrenders and withdrawals	(31,885)	(1,718)	(9,895)	(58,844)
Contract Charges	(1,844)	(178)	(1,453)	(4,013)
Transfers between Divisions (including fixed account), net	(1,233)	417	(2,446)	(27,006)
Increase (decrease) in net assets derived from principal transactions	(39,171)	(1,703)	(13,803)	(96,621)
Total increase (decrease) in net assets	(36,408)	(1,608)	21,286	90,676
Net assets at December 31, 2013	$ 246,851	$ 18,629	$ 182,004	$ 686,993

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2012	$ 29,604	$ 456,258	$ 9,008	$ 178,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(700)	16,317	296	(1,726)
Total realized gain (loss) on investments and capital gains distributions	291	(6,867)	163	(4,250)
Net unrealized appreciation (depreciation) of investments	3,685	34,961	411	24,395
'Net increase (decrease) in net assets resulting from operations	3,276	44,411	870	18,419
Changes from principal transactions:				
Premiums	18	3,389	-	1,472
Death Benefits	(205)	(5,599)	(173)	(1,902)
Surrenders and withdrawals	(1,663)	(37,042)	(457)	(11,678)
Transfers between Divisions (including fixed account), net	(852)	22,263	1,011	(7,908)
Increase (decrease) in net assets derived from principal transactions	(2,702)	(16,989)	381	(20,016)
Total increase (decrease) in net assets	574	27,422	1,251	(1,597)
Net assets at December 31, 2012	30,178	483,680	10,259	176,567
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(486)	16,613	296	(1,220)
Total realized gain (loss) on investments and capital gains distributions	1,335	(368)	678	497
Net unrealized appreciation (depreciation) of investments	8,653	44,241	220	44,486
Net increase (decrease) in net assets resulting from operations	9,502	60,486	1,194	43,763
Changes from principal transactions:				
Premiums	12	3,483	5	1,883
Death Benefits	(313)	(7,728)	(29)	(2,415)
Surrenders and withdrawals	(3,057)	(48,861)	(979)	(14,048)
Contract Charges	(286)	(3,584)	(87)	(1,412)
Transfers between Divisions (including fixed account), net	(532)	36,815	184	(1,361)
Increase (decrease) in net assets derived from principal transactions	(4,176)	(19,875)	(906)	(17,353)
Total increase (decrease) in net assets	5,326	40,611	288	26,410
Net assets at December 31, 2013	$ 35,504	$ 524,291	$ 10,547	$ 202,977

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 747,851	$ 87,944	$ 491,277	$ 24,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,274	(1,745)	(8,224)	(496)
Total realized gain (loss) on investments and capital gains distributions	(13,285)	(9,349)	(25,567)	(549)
Net unrealized appreciation (depreciation) of investments	97,911	5,143	9,264	(289)
'Net increase (decrease) in net assets resulting from operations	92,900	(5,951)	(24,527)	(1,334)
Changes from principal transactions:				
Premiums	5,532	911	149	1
Death Benefits	(7,821)	(382)	(3,871)	(117)
Surrenders and withdrawals	(44,824)	(5,199)	(31,439)	(1,349)
Transfers between Divisions (including fixed account), net	(25,372)	(5,109)	(20,927)	(415)
Increase (decrease) in net assets derived from principal transactions	(72,485)	(9,779)	(56,088)	(1,880)
Total increase (decrease) in net assets	20,415	(15,730)	(80,615)	(3,214)
Net assets at December 31, 2012	768,266	72,214	410,662	21,585
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,272	(851)	(3,135)	(206)
Total realized gain (loss) on investments and capital gains distributions	1,566	(3,353)	(36,268)	(232)
Net unrealized appreciation (depreciation) of investments	157,379	11,669	82,098	2,653
Net increase (decrease) in net assets resulting from operations	167,217	7,465	42,695	2,215
Changes from principal transactions:				
Premiums	5,959	835	243	1
Death Benefits	(8,266)	(957)	(4,308)	(153)
Surrenders and withdrawals	(55,655)	(5,248)	(29,890)	(1,955)
Contract Charges	(6,982)	(644)	(3,169)	(192)
Transfers between Divisions (including fixed account), net	47,953	910	(36,138)	(1,312)
Increase (decrease) in net assets derived from principal transactions	(16,991)	(5,104)	(73,262)	(3,611)
Total increase (decrease) in net assets	150,226	2,361	(30,567)	(1,396)
Net assets at December 31, 2013	$ 918,492	$ 74,575	$ 380,095	$ 20,189

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Growth and Income Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 383,533	$ 44,533	$ 495,145	$ 25,476
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,574)	(486)	(14,044)	(721)
Total realized gain (loss) on investments and capital gains distributions	(8,164)	(613)	(7,835)	1,292
Net unrealized appreciation (depreciation) of investments	55,203	5,962	99,394	3,295
'Net increase (decrease) in net assets resulting from operations	45,465	4,863	77,515	3,866
Changes from principal transactions:				
Premiums	1,843	24	4,392	(1)
Death Benefits	(12,024)	(449)	(4,988)	(129)
Surrenders and withdrawals	(33,155)	(3,339)	(35,740)	(1,265)
Transfers between Divisions (including fixed account), net	(12,018)	(985)	29,224	(1,004)
Increase (decrease) in net assets derived from principal transactions	(55,354)	(4,749)	(7,112)	(2,399)
Total increase (decrease) in net assets	(9,889)	114	70,403	1,467
Net assets at December 31, 2012	373,644	44,647	565,548	26,943
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,759)	(329)	(4,501)	(254)
Total realized gain (loss) on investments and capital gains distributions	5,535	836	(16,596)	1,194
Net unrealized appreciation (depreciation) of investments	111,988	12,705	(20,243)	(2,891)
Net increase (decrease) in net assets resulting from operations	115,764	13,212	(41,340)	(1,951)
Changes from principal transactions:				
Premiums	2,217	127	3,714	(5)
Death Benefits	(12,159)	(559)	(4,876)	(102)
Surrenders and withdrawals	(42,158)	(6,537)	(37,099)	(1,962)
Contract Charges	(1,964)	(398)	(4,119)	(214)
Transfers between Divisions (including fixed account), net	24,232	(1,002)	14,758	34
Increase (decrease) in net assets derived from principal transactions	(29,832)	(8,369)	(27,622)	(2,249)
Total increase (decrease) in net assets	85,932	4,843	(68,962)	(4,200)
Net assets at December 31, 2013	$ 459,576	$ 49,490	$ 496,586	$ 22,743

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2012	$ 223,895	$ 32,082	$ -	$ 217,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,682)	(925)	(22,513)	(5,527)
Total realized gain (loss) on investments and capital gains distributions	20,877	569	4,975	16,657
Net unrealized appreciation (depreciation) of investments	17,881	5,071	97,608	20,382
'Net increase (decrease) in net assets resulting from operations	33,076	4,715	80,070	31,512
Changes from principal transactions:				
Premiums	1,538	2	4,508	575
Death Benefits	(1,881)	(270)	(8,393)	(2,205)
Surrenders and withdrawals	(17,239)	(2,463)	(56,134)	(16,567)
Transfers between Divisions (including fixed account), net	(15,425)	(896)	1,881,228	(16,507)
Increase (decrease) in net assets derived from principal transactions	(33,007)	(3,627)	1,821,209	(34,704)
Total increase (decrease) in net assets	69	1,088	1,901,279	(3,192)
Net assets at December 31, 2012	223,964	33,170	1,901,279	214,540
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,813)	(434)	(27,885)	(5,982)
Total realized gain (loss) on investments and capital gains distributions	21,148	3,307	70,906	36,945
Net unrealized appreciation (depreciation) of investments	68,454	8,267	460,868	121,135
Net increase (decrease) in net assets resulting from operations	86,789	11,140	503,889	152,098
Changes from principal transactions:				
Premiums	1,547	31	9,242	1,144
Death Benefits	(3,110)	(292)	(22,852)	(7,139)
Surrenders and withdrawals	(24,088)	(4,380)	(149,105)	(42,326)
Contract Charges	(2,210)	(328)	(15,900)	(4,524)
Transfers between Divisions (including fixed account), net	57,965	(973)	(68,219)	653,104
Increase (decrease) in net assets derived from principal transactions	30,104	(5,942)	(246,834)	600,259
Total increase (decrease) in net assets	116,893	5,198	257,055	752,357
Net assets at December 31, 2013	$ 340,857	$ 38,368	$ 2,158,334	$ 966,897

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net assets at January 1, 2012	$ 784	$ 64,740	$ 75,764	$ 994,227
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	(245)	(737)	(21,544)
Total realized gain (loss) on investments and capital gains distributions	21	2,597	(1,426)	59
Net unrealized appreciation (depreciation) of investments	111	6,005	1,929	-
'Net increase (decrease) in net assets resulting from operations	112	8,357	(234)	(21,485)
Changes from principal transactions:				
Premiums	-	285	13	14,478
Death Benefits	(14)	(1,318)	(2,660)	(20,576)
Surrenders and withdrawals	(12)	(10,047)	(9,569)	(266,991)
Transfers between Divisions (including fixed account), net	(14)	14,863	(587)	123,102
Increase (decrease) in net assets derived from principal transactions	(40)	3,783	(12,803)	(149,987)
Total increase (decrease) in net assets	72	12,140	(13,037)	(171,472)
Net assets at December 31, 2012	856	76,880	62,727	822,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(1,398)	(415)	(12,374)
Total realized gain (loss) on investments and capital gains distributions	34	17,016	(946)	123
Net unrealized appreciation (depreciation) of investments	210	50,611	840	-
Net increase (decrease) in net assets resulting from operations	229	66,229	(521)	(12,251)
Changes from principal transactions:				
Premiums	-	908	15	11,622
Death Benefits	-	(3,872)	(3,669)	(22,758)
Surrenders and withdrawals	(53)	(24,464)	(7,090)	(317,888)
Contract Charges	(10)	(1,589)	(97)	(5,788)
Transfers between Divisions (including fixed account), net	(5)	465,174	(819)	209,767
Increase (decrease) in net assets derived from principal transactions	(68)	436,157	(11,660)	(125,045)
Total increase (decrease) in net assets	161	502,386	(12,181)	(137,296)
Net assets at December 31, 2013	$ 1,017	$ 579,266	$ 50,546	$ 685,459

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2012	$ 19,328	$ 417,672	$ 16,367	$ 635,627
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(449)	(8,584)	(426)	761
Total realized gain (loss) on investments and capital gains distributions	1	33,265	509	(16,289)
Net unrealized appreciation (depreciation) of investments	-	15,787	1,441	68,715
'Net increase (decrease) in net assets resulting from operations	(448)	40,468	1,524	53,187
Changes from principal transactions:				
Premiums	403	2,448	2	4,584
Death Benefits	(439)	(10,154)	(222)	(15,466)
Surrenders and withdrawals	(8,311)	(36,007)	(927)	(62,581)
Transfers between Divisions (including fixed account), net	4,886	(9,185)	(206)	(1,279)
Increase (decrease) in net assets derived from principal transactions	(3,461)	(52,898)	(1,353)	(74,742)
Total increase (decrease) in net assets	(3,909)	(12,430)	171	(21,555)
Net assets at December 31, 2012	15,419	405,242	16,538	614,072
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(248)	(4,168)	(201)	2,522
Total realized gain (loss) on investments and capital gains distributions	2	30,373	1,239	(1,529)
Net unrealized appreciation (depreciation) of investments	-	100,341	3,921	96,443
Net increase (decrease) in net assets resulting from operations	(246)	126,546	4,959	97,436
Changes from principal transactions:				
Premiums	81	3,716	17	3,589
Death Benefits	(252)	(10,164)	(146)	(14,423)
Surrenders and withdrawals	(7,922)	(40,183)	(2,473)	(65,345)
Contract Charges	(109)	(2,361)	(155)	(3,307)
Transfers between Divisions (including fixed account), net	4,721	(4,914)	(531)	11,313
Increase (decrease) in net assets derived from principal transactions	(3,481)	(53,906)	(3,288)	(68,173)
Total increase (decrease) in net assets	(3,727)	72,640	1,671	29,263
Net assets at December 31, 2013	$ 11,692	$ 477,882	$ 18,209	$ 643,335

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 30,990	$ 463,878	$ 333,098	$ 58,798
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(170)	2,098	(3,373)	(753)
Total realized gain (loss) on investments and capital gains distributions	(588)	(15,205)	13,884	4,507
Net unrealized appreciation (depreciation) of investments	3,125	58,800	31,806	3,375
'Net increase (decrease) in net assets resulting from operations	2,367	45,693	42,317	7,129
Changes from principal transactions:				
Premiums	66	4,135	2,345	62
Death Benefits	(269)	(5,428)	(3,031)	(482)
Surrenders and withdrawals	(2,187)	(35,281)	(26,718)	(4,852)
Transfers between Divisions (including fixed account), net	(35)	(12,822)	9,506	(1,129)
Increase (decrease) in net assets derived from principal transactions	(2,425)	(49,396)	(17,898)	(6,401)
Total increase (decrease) in net assets	(58)	(3,703)	24,419	728
Net assets at December 31, 2012	30,932	460,175	357,517	59,526
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	813	1,127	48
Total realized gain (loss) on investments and capital gains distributions	(258)	(2,349)	31,033	5,756
Net unrealized appreciation (depreciation) of investments	4,958	80,110	27,385	3,873
Net increase (decrease) in net assets resulting from operations	4,748	78,574	59,545	9,677
Changes from principal transactions:				
Premiums	20	3,781	2,085	44
Death Benefits	(465)	(5,267)	(3,489)	(771)
Surrenders and withdrawals	(3,635)	(42,316)	(29,981)	(6,181)
Contract Charges	(271)	(3,881)	(2,922)	(518)
Transfers between Divisions (including fixed account), net	(367)	(23,874)	(4,391)	(225)
Increase (decrease) in net assets derived from principal transactions	(4,718)	(71,557)	(38,698)	(7,651)
Total increase (decrease) in net assets	30	7,017	20,847	2,026
Net assets at December 31, 2013	$ 30,962	$ 467,192	$ 378,364	$ 61,552

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Multi-Manager Large Cap Core Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 48,382	$ 50,759	$ 506,277	$ 2,819,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(598)	(3)	22,236	24,047
Total realized gain (loss) on investments and capital gains distributions	(366)	1,147	938	29,270
Net unrealized appreciation (depreciation) of investments	4,477	3,600	36,790	110,960
'Net increase (decrease) in net assets resulting from operations	3,513	4,744	59,964	164,277
Changes from principal transactions:				
Premiums	241	593	3,014	23,119
Death Benefits	(605)	(359)	(8,914)	(31,092)
Surrenders and withdrawals	(4,346)	(2,332)	(61,798)	(230,667)
Transfers between Divisions (including fixed account), net	(1,803)	(4,202)	92,184	184,673
Increase (decrease) in net assets derived from principal transactions	(6,513)	(6,300)	24,486	(53,967)
Total increase (decrease) in net assets	(3,000)	(1,556)	84,450	110,310
Net assets at December 31, 2012	45,382	49,203	590,727	2,929,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(539)	(129)	22,756	40,241
Total realized gain (loss) on investments and capital gains distributions	445	4,450	21,871	43,116
Net unrealized appreciation (depreciation) of investments	12,782	(2,125)	(24,049)	(173,917)
Net increase (decrease) in net assets resulting from operations	12,688	2,196	20,578	(90,560)
Changes from principal transactions:				
Premiums	378	341	3,734	18,854
Death Benefits	(799)	(133)	(10,807)	(31,190)
Surrenders and withdrawals	(5,633)	(619)	(60,146)	(228,274)
Contract Charges	(375)	(93)	(3,584)	(19,804)
Transfers between Divisions (including fixed account), net	2,064	(50,895)	(9,245)	(385,548)
Increase (decrease) in net assets derived from principal transactions	(4,365)	(51,399)	(80,048)	(645,962)
Total increase (decrease) in net assets	8,323	(49,203)	(59,470)	(736,522)
Net assets at December 31, 2013	$ 53,705	$ -	$ 531,257	$ 2,193,440

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Net assets at January 1, 2012	$ 65,836	$ 461,825	$ 555,004	$ 4,111,687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	352	(7,322)	2,446	(15,500)
Total realized gain (loss) on investments and capital gains distributions	190	1,672	19,247	65,751
Net unrealized appreciation (depreciation) of investments	3,141	43,206	6,886	348,163
'Net increase (decrease) in net assets resulting from operations	3,683	37,556	28,579	398,414
Changes from principal transactions:				
Premiums	84	2,655	3,633	31,152
Death Benefits	(451)	(6,719)	(6,486)	(37,628)
Surrenders and withdrawals	(5,965)	(36,291)	(44,470)	(188,129)
Transfers between Divisions (including fixed account), net	1,702	(20,741)	48,665	(107,005)
Increase (decrease) in net assets derived from principal transactions	(4,630)	(61,096)	1,342	(301,610)
Total increase (decrease) in net assets	(947)	(23,540)	29,921	96,804
Net assets at December 31, 2012	64,889	438,285	584,925	4,208,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	822	(1,864)	8,513	4,300
Total realized gain (loss) on investments and capital gains distributions	1,225	96,187	28,786	109,720
Net unrealized appreciation (depreciation) of investments	(4,218)	(19,245)	(22,880)	557,838
Net increase (decrease) in net assets resulting from operations	(2,171)	75,078	14,419	671,858
Changes from principal transactions:				
Premiums	65	1,212	3,790	28,506
Death Benefits	(811)	(4,932)	(7,011)	(41,552)
Surrenders and withdrawals	(7,116)	(28,068)	(51,064)	(259,484)
Contract Charges	(482)	(2,159)	(4,685)	(40,082)
Transfers between Divisions (including fixed account), net	(1,986)	(479,416)	(49,358)	(45,354)
Increase (decrease) in net assets derived from principal transactions	(10,330)	(513,363)	(108,328)	(357,966)
Total increase (decrease) in net assets	(12,501)	(438,285)	(93,909)	313,892
Net assets at December 31, 2013	$ 52,388	$ -	$ 491,016	$ 4,522,383

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 2,858,948	$ 1,681,480	$ 2,370,408	$ 73,103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(884)	10,228	(21,978)	(998)
Total realized gain (loss) on investments and capital gains distributions	48,345	25,815	84,928	2,207
Net unrealized appreciation (depreciation) of investments	195,022	85,932	206,957	6,940
'Net increase (decrease) in net assets resulting from operations	242,483	121,975	269,907	8,149
Changes from principal transactions:				
Premiums	17,402	11,922	19,827	274
Death Benefits	(36,700)	(27,093)	(34,550)	(877)
Surrenders and withdrawals	(176,880)	(117,053)	(199,731)	(5,781)
Transfers between Divisions (including fixed account), net	(52,372)	(2,767)	35,567	2,294
Increase (decrease) in net assets derived from principal transactions	(248,550)	(134,991)	(178,887)	(4,090)
Total increase (decrease) in net assets	(6,067)	(13,016)	91,020	4,059
Net assets at December 31, 2012	2,852,881	1,668,464	2,461,428	77,162
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,001	16,183	(16,349)	(719)
Total realized gain (loss) on investments and capital gains distributions	71,271	36,554	202,380	6,192
Net unrealized appreciation (depreciation) of investments	295,611	78,023	299,394	9,112
Net increase (decrease) in net assets resulting from operations	376,883	130,760	485,425	14,585
Changes from principal transactions:				
Premiums	17,650	10,389	22,158	34
Death Benefits	(42,769)	(26,177)	(36,867)	(408)
Surrenders and withdrawals	(204,399)	(120,494)	(231,370)	(8,521)
Contract Charges	(23,379)	(12,802)	(18,257)	(685)
Transfers between Divisions (including fixed account), net	35,238	(3,695)	128,904	(1,037)
Increase (decrease) in net assets derived from principal transactions	(217,659)	(152,779)	(135,432)	(10,617)
Total increase (decrease) in net assets	159,224	(22,019)	349,993	3,968
Net assets at December 31, 2013	$ 3,012,105	$ 1,646,445	$ 2,811,421	$ 81,130

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2012	$ 643,106	$ 23,289	$ 130,635	$ 228,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,624)	(219)	(3,302)	(1,195)
Total realized gain (loss) on investments and capital gains distributions	(580)	(267)	(15,703)	(863)
Net unrealized appreciation (depreciation) of investments	93,445	3,585	38,693	42,699
'Net increase (decrease) in net assets resulting from operations	89,241	3,099	19,688	40,641
Changes from principal transactions:				
Premiums	3,938	64	1,131	1,509
Death Benefits	(11,894)	(260)	(1,728)	(4,393)
Surrenders and withdrawals	(57,709)	(1,708)	(8,747)	(20,713)
Transfers between Divisions (including fixed account), net	(21,475)	(170)	3,842	(2,318)
Increase (decrease) in net assets derived from principal transactions	(87,140)	(2,074)	(5,502)	(25,915)
Total increase (decrease) in net assets	2,101	1,025	14,186	14,726
Net assets at December 31, 2012	645,207	24,314	144,821	243,263
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(937)	(91)	(958)	(386)
Total realized gain (loss) on investments and capital gains distributions	14,900	652	(7,559)	3,434
Net unrealized appreciation (depreciation) of investments	157,817	5,704	25,374	63,123
Net increase (decrease) in net assets resulting from operations	171,780	6,265	16,857	66,171
Changes from principal transactions:				
Premiums	3,235	(6)	739	1,445
Death Benefits	(10,446)	(187)	(1,844)	(4,226)
Surrenders and withdrawals	(67,417)	(3,411)	(11,477)	(23,617)
Contract Charges	(4,747)	(228)	(1,128)	(1,615)
Transfers between Divisions (including fixed account), net	6,949	(170)	(1,741)	9,085
Increase (decrease) in net assets derived from principal transactions	(72,426)	(4,002)	(15,451)	(18,928)
Total increase (decrease) in net assets	99,354	2,263	1,406	47,243
Net assets at December 31, 2013	$ 744,561	$ 26,577	$ 146,227	$ 290,506

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING Global Perspectives Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2012	$ 3,901	$ 128	$ -	$ 1,975
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(43)	1	-	(11)
Total realized gain (loss) on investments and capital gains distributions	(89)	(25)	-	342
Net unrealized appreciation (depreciation) of investments	837	40	-	(75)
'Net increase (decrease) in net assets resulting from operations	705	16	-	256
Changes from principal transactions:				
Premiums	4	-	-	46
Death Benefits	(23)	-	-	-
Surrenders and withdrawals	(190)	(43)	-	(485)
Transfers between Divisions (including fixed account), net	230	(1)	-	36
Increase (decrease) in net assets derived from principal transactions	21	(44)	-	(403)
Total increase (decrease) in net assets	726	(28)	-	(147)
Net assets at December 31, 2012	4,627	100	-	1,828
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(1)	(37)	2
Total realized gain (loss) on investments and capital gains distributions	100	(1)	1	248
Net unrealized appreciation (depreciation) of investments	1,255	17	433	269
Net increase (decrease) in net assets resulting from operations	1,340	15	397	519
Changes from principal transactions:				
Premiums	(10)	-	2	17
Death Benefits	(20)	-	-	(43)
Surrenders and withdrawals	(524)	(3)	(111)	(132)
Contract Charges	(48)	-	(22)	(10)
Transfers between Divisions (including fixed account), net	538	-	24,085	(211)
Increase (decrease) in net assets derived from principal transactions	(64)	(3)	23,954	(379)
Total increase (decrease) in net assets	1,276	12	24,351	140
Net assets at December 31, 2013	$ 5,903	$ 112	$ 24,351	$ 1,968

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Global Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 335,771	$ 242,733	$ 127,517	$ 8,930
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,804)	(5,545)	(3,000)	397
Total realized gain (loss) on investments and capital gains distributions	26,578	(4,582)	1,735	27
Net unrealized appreciation (depreciation) of investments	34,570	32,595	14,966	113
'Net increase (decrease) in net assets resulting from operations	52,344	22,468	13,701	537
Changes from principal transactions:				
Premiums	4,822	2,007	36	23
Death Benefits	(2,972)	(3,186)	(1,020)	(32)
Surrenders and withdrawals	(23,363)	(13,537)	(6,396)	(744)
Transfers between Divisions (including fixed account), net	(15,525)	(5,721)	(8,839)	(147)
Increase (decrease) in net assets derived from principal transactions	(37,038)	(20,437)	(16,219)	(900)
Total increase (decrease) in net assets	15,306	2,031	(2,518)	(363)
Net assets at December 31, 2012	351,077	244,764	124,999	8,567
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,893)	(1,039)	(1,340)	66
Total realized gain (loss) on investments and capital gains distributions	45,060	5,625	8,405	134
Net unrealized appreciation (depreciation) of investments	88,983	71,837	36,661	(639)
Net increase (decrease) in net assets resulting from operations	132,150	76,423	43,726	(439)
Changes from principal transactions:				
Premiums	7,466	2,962	179	9
Death Benefits	(4,947)	(3,077)	(1,037)	(54)
Surrenders and withdrawals	(38,918)	(17,302)	(8,301)	(958)
Contract Charges	(3,360)	(2,018)	(1,101)	(21)
Transfers between Divisions (including fixed account), net	63,622	(7,146)	(11,914)	(460)
Increase (decrease) in net assets derived from principal transactions	23,863	(26,581)	(22,174)	(1,484)
Total increase (decrease) in net assets	156,013	49,842	21,552	(1,923)
Net assets at December 31, 2013	$ 507,090	$ 294,606	$ 146,551	$ 6,644

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2012	$ 895	$ 6,348	$ 173,078	$ 1,540
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(127)	(2,544)	26
Total realized gain (loss) on investments and capital gains distributions	59	(157)	(4,783)	14
Net unrealized appreciation (depreciation) of investments	17	689	34,064	138
'Net increase (decrease) in net assets resulting from operations	68	405	26,737	178
Changes from principal transactions:				
Premiums	3	32	1,324	-
Death Benefits	(107)	(27)	(1,606)	-
Surrenders and withdrawals	(137)	(497)	(14,830)	(176)
Transfers between Divisions (including fixed account), net	(11)	(547)	4,369	(40)
Increase (decrease) in net assets derived from principal transactions	(252)	(1,039)	(10,743)	(216)
Total increase (decrease) in net assets	(184)	(634)	15,994	(38)
Net assets at December 31, 2012	711	5,714	189,072	1,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	6	(2,232)	9
Total realized gain (loss) on investments and capital gains distributions	112	321	3,764	38
Net unrealized appreciation (depreciation) of investments	(62)	97	63,432	301
Net increase (decrease) in net assets resulting from operations	55	424	64,964	348
Changes from principal transactions:				
Premiums	1	-	1,557	-
Death Benefits	-	-	(2,526)	-
Surrenders and withdrawals	(4)	(36)	(24,407)	(175)
Contract Charges	-	(8)	(1,938)	19
Transfers between Divisions (including fixed account), net	(763)	(6,094)	41,429	2
Increase (decrease) in net assets derived from principal transactions	(766)	(6,138)	14,115	(154)
Total increase (decrease) in net assets	(711)	(5,714)	79,079	194
Net assets at December 31, 2013	$ -	$ -	$ 268,151	$ 1,696

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2012	$ 174,083	$ 125,814	$ 4,872	$ 116,446
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,065)	(2,723)	4	(1,671)
Total realized gain (loss) on investments and capital gains distributions	(1,338)	8,079	144	(6,479)
Net unrealized appreciation (depreciation) of investments	19,826	17,490	758	28,311
'Net increase (decrease) in net assets resulting from operations	17,423	22,846	906	20,161
Changes from principal transactions:				
Premiums	1,842	1,525	-	988
Death Benefits	(2,496)	(968)	(31)	(1,203)
Surrenders and withdrawals	(13,479)	(10,178)	(908)	(8,197)
Transfers between Divisions (including fixed account), net	(1,064)	29,001	(64)	2,696
Increase (decrease) in net assets derived from principal transactions	(15,197)	19,380	(1,003)	(5,716)
Total increase (decrease) in net assets	2,226	42,226	(97)	14,445
Net assets at December 31, 2012	176,309	168,040	4,775	130,891
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(799)	(2,456)	7	(723)
Total realized gain (loss) on investments and capital gains distributions	1,387	23,920	304	(381)
Net unrealized appreciation (depreciation) of investments	40,704	32,787	794	34,374
Net increase (decrease) in net assets resulting from operations	41,292	54,251	1,105	33,270
Changes from principal transactions:				
Premiums	1,868	2,622	-	1,299
Death Benefits	(2,646)	(2,288)	(193)	(1,366)
Surrenders and withdrawals	(18,013)	(19,720)	(610)	(11,613)
Contract Charges	(1,486)	(1,774)	(2)	(1,060)
Transfers between Divisions (including fixed account), net	45,458	43,119	(146)	18,085
Increase (decrease) in net assets derived from principal transactions	25,181	21,959	(951)	5,345
Total increase (decrease) in net assets	66,473	76,210	154	38,615
Net assets at December 31, 2013	$ 242,782	$ 244,250	$ 4,929	$ 169,506

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2012	$ 6,250	$ 15,011	$ 16,403	$ 9,777
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	101	375	168	38
Total realized gain (loss) on investments and capital gains distributions	90	(107)	(147)	(202)
Net unrealized appreciation (depreciation) of investments	187	1,154	1,830	1,404
'Net increase (decrease) in net assets resulting from operations	378	1,422	1,851	1,240
Changes from principal transactions:				
Premiums	-	133	72	12
Death Benefits	(74)	(67)	-	-
Surrenders and withdrawals	(1,102)	(942)	(1,590)	(1,319)
Transfers between Divisions (including fixed account), net	(193)	(154)	(344)	(302)
Increase (decrease) in net assets derived from principal transactions	(1,369)	(1,030)	(1,862)	(1,609)
Total increase (decrease) in net assets	(991)	392	(11)	(369)
Net assets at December 31, 2012	5,259	15,403	16,392	9,408
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	105	315	200	76
Total realized gain (loss) on investments and capital gains distributions	126	(72)	61	52
Net unrealized appreciation (depreciation) of investments	(370)	907	2,127	1,539
Net increase (decrease) in net assets resulting from operations	(139)	1,150	2,388	1,667
Changes from principal transactions:				
Premiums	1	9	213	187
Death Benefits	(14)	-	-	-
Surrenders and withdrawals	(549)	(1,529)	(1,285)	(822)
Contract Charges	(12)	(86)	(106)	(60)
Transfers between Divisions (including fixed account), net	(120)	(41)	(23)	(708)
Increase (decrease) in net assets derived from principal transactions	(694)	(1,647)	(1,201)	(1,403)
Total increase (decrease) in net assets	(833)	(497)	1,187	264
Net assets at December 31, 2013	$ 4,426	$ 14,906	$ 17,579	$ 9,672

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net assets at January 1, 2012	$ 1,131	$ 6,055	$ 9,331	$ 105,828
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	181	(130)	(3,926)
Total realized gain (loss) on investments and capital gains distributions	(6)	(64)	1,647	16,982
Net unrealized appreciation (depreciation) of investments	157	348	(250)	2,522
'Net increase (decrease) in net assets resulting from operations	151	465	1,267	15,578
Changes from principal transactions:				
Premiums	3	24	84	1,555
Death Benefits	-	-	(12)	(1,288)
Surrenders and withdrawals	(19)	(962)	(1,715)	(9,867)
Transfers between Divisions (including fixed account), net	17	293	(454)	46,368
Increase (decrease) in net assets derived from principal transactions	1	(645)	(2,097)	36,768
Total increase (decrease) in net assets	152	(180)	(830)	52,346
Net assets at December 31, 2012	1,283	5,875	8,501	158,174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	136	(77)	(3,100)
Total realized gain (loss) on investments and capital gains distributions	20	(17)	1,684	9,460
Net unrealized appreciation (depreciation) of investments	235	227	892	52,362
Net increase (decrease) in net assets resulting from operations	260	346	2,499	58,722
Changes from principal transactions:				
Premiums	2	5	101	1,396
Death Benefits	(42)	(22)	(29)	(1,839)
Surrenders and withdrawals	(221)	(596)	(1,880)	(14,508)
Contract Charges	(8)	(24)	(51)	(1,448)
Transfers between Divisions (including fixed account), net	4	637	(603)	57,847
Increase (decrease) in net assets derived from principal transactions	(265)	-	(2,462)	41,448
Total increase (decrease) in net assets	(5)	346	37	100,170
Net assets at December 31, 2013	$ 1,278	$ 6,221	$ 8,538	$ 258,344

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S
Net assets at January 1, 2012	$ 190,490	$ 5,199	$ 1,286	$ 460
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,355)	(87)	21	(1)
Total realized gain (loss) on investments and capital gains distributions	10,412	(81)	(16)	(12)
Net unrealized appreciation (depreciation) of investments	85,080	703	139	73
'Net increase (decrease) in net assets resulting from operations	94,137	535	144	60
Changes from principal transactions:				
Premiums	2,501	1	131	(15)
Death Benefits	(4,241)	(131)	-	-
Surrenders and withdrawals	(23,712)	(337)	-	-
Transfers between Divisions (including fixed account), net	350,474	(157)	(1)	-
Increase (decrease) in net assets derived from principal transactions	325,022	(624)	130	(15)
Total increase (decrease) in net assets	419,159	(89)	274	45
Net assets at December 31, 2012	609,649	5,110	1,560	505
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,511)	(11)	19	2
Total realized gain (loss) on investments and capital gains distributions	13,009	358	(36)	(22)
Net unrealized appreciation (depreciation) of investments	92,520	160	203	122
Net increase (decrease) in net assets resulting from operations	103,018	507	186	102
Changes from principal transactions:				
Premiums	4,230	-	504	(31)
Death Benefits	(6,779)	(13)	-	-
Surrenders and withdrawals	(42,823)	(170)	-	(8)
Contract Charges	(4,752)	(7)	-	(1)
Transfers between Divisions (including fixed account), net	5,234	(5,427)	-	(1)
Increase (decrease) in net assets derived from principal transactions	(44,890)	(5,617)	504	(41)
Total increase (decrease) in net assets	58,128	(5,110)	690	61
Net assets at December 31, 2013	$ 667,777	$ -	$ 2,250	$ 566

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Net assets at January 1, 2012	$ 973	$ 1,177,999	$ 77	$ 724,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(15,071)	-	(6,860)
Total realized gain (loss) on investments and capital gains distributions	(32)	11,380	(1)	14,051
Net unrealized appreciation (depreciation) of investments	143	144,912	11	81,107
'Net increase (decrease) in net assets resulting from operations	115	141,221	10	88,298
Changes from principal transactions:				
Premiums	14	8,806	-	136
Death Benefits	-	(15,397)	-	(11,097)
Surrenders and withdrawals	(21)	(77,200)	(22)	(68,824)
Transfers between Divisions (including fixed account), net	(39)	(37,177)	-	(31,488)
Increase (decrease) in net assets derived from principal transactions	(46)	(120,968)	(22)	(111,273)
Total increase (decrease) in net assets	69	20,253	(12)	(22,975)
Net assets at December 31, 2012	1,042	1,198,252	65	701,221
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(10,986)	1	(5,109)
Total realized gain (loss) on investments and capital gains distributions	(20)	38,674	14	49,218
Net unrealized appreciation (depreciation) of investments	181	286,976	150	138,714
Net increase (decrease) in net assets resulting from operations	170	314,664	165	182,823
Changes from principal transactions:				
Premiums	-	7,763	3	617
Death Benefits	-	(16,106)	-	(12,734)
Surrenders and withdrawals	(15)	(94,199)	(57)	(77,286)
Contract Charges	(4)	(9,609)	-	(4,774)
Transfers between Divisions (including fixed account), net	210	(50,917)	761	(19,438)
Increase (decrease) in net assets derived from principal transactions	191	(163,068)	707	(113,615)
Total increase (decrease) in net assets	361	151,596	872	69,208
Net assets at December 31, 2013	$ 1,403	$ 1,349,848	$ 937	$ 770,429

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2012	$ 4,001	$ 1,817	$ 9,103	$ 29,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	9	30	259
Total realized gain (loss) on investments and capital gains distributions	(135)	(42)	(127)	(95)
Net unrealized appreciation (depreciation) of investments	42	13	(65)	(692)
'Net increase (decrease) in net assets resulting from operations	(91)	(20)	(162)	(528)
Changes from principal transactions:				
Premiums	-	-	-	1
Death Benefits	(54)	(5)	(89)	(225)
Surrenders and withdrawals	(339)	(76)	(1,873)	(4,483)
Transfers between Divisions (including fixed account), net	(2)	(20)	(58)	(129)
Increase (decrease) in net assets derived from principal transactions	(395)	(101)	(2,020)	(4,836)
Total increase (decrease) in net assets	(486)	(121)	(2,182)	(5,364)
Net assets at December 31, 2012	3,515	1,696	6,921	23,800
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62	35	112	266
Total realized gain (loss) on investments and capital gains distributions	(466)	(316)	(400)	(236)
Net unrealized appreciation (depreciation) of investments	389	286	164	(475)
Net increase (decrease) in net assets resulting from operations	(15)	5	(124)	(445)
Changes from principal transactions:				
Premiums	-	-	1	1
Death Benefits	-	-	(120)	(368)
Surrenders and withdrawals	(49)	(193)	(1,067)	(3,748)
Contract Charges	-	-	(5)	(5)
Transfers between Divisions (including fixed account), net	(3,451)	(1,508)	(5,606)	(15)
Increase (decrease) in net assets derived from principal transactions	(3,500)	(1,701)	(6,797)	(4,135)
Total increase (decrease) in net assets	(3,515)	(1,696)	(6,921)	(4,580)
Net assets at December 31, 2013	$ -	$ -	$ -	$ 19,220

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Global Value Advantage Portfolio
Net assets at January 1, 2012	$ 198,020	$ 2,955	$ 2,300	$ 169,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,487)	8	(27)	2,348
Total realized gain (loss) on investments and capital gains distributions	24,717	(873)	-	(2,729)
Net unrealized appreciation (depreciation) of investments	(10,575)	1,533	275	20,189
'Net increase (decrease) in net assets resulting from operations	8,655	668	248	19,808
Changes from principal transactions:				
Premiums	1,715	78	4,770	2,508
Death Benefits	(1,607)	(21)	(132)	(1,385)
Surrenders and withdrawals	(13,845)	(342)	(283)	(8,054)
Transfers between Divisions (including fixed account), net	(6,733)	5,490	(4,642)	(6,285)
Increase (decrease) in net assets derived from principal transactions	(20,470)	5,205	(287)	(13,216)
Total increase (decrease) in net assets	(11,815)	5,873	(39)	6,592
Net assets at December 31, 2012	186,205	8,828	2,261	176,328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(736)	160	89	3,255
Total realized gain (loss) on investments and capital gains distributions	5,318	839	219	7,830
Net unrealized appreciation (depreciation) of investments	2,766	2,467	346	8,092
Net increase (decrease) in net assets resulting from operations	7,348	3,466	654	19,177
Changes from principal transactions:				
Premiums	297	143	(4,823)	1,701
Death Benefits	(260)	(167)	(63)	(1,263)
Surrenders and withdrawals	(3,298)	(1,161)	(1,082)	(12,269)
Contract Charges	(360)	(130)	(100)	(1,518)
Transfers between Divisions (including fixed account), net	(189,932)	24,435	8,323	(6,690)
Increase (decrease) in net assets derived from principal transactions	(193,553)	23,120	2,255	(20,039)
Total increase (decrease) in net assets	(186,205)	26,586	2,909	(862)
Net assets at December 31, 2013	$ -	$ 35,414	$ 5,170	$ 175,466

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2012	$ 44,179	$ 125,981	$ 107,721	$ 83,478
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(752)	(993)	(1,934)	(1,789)
Total realized gain (loss) on investments and capital gains distributions	83	(4,899)	(2,138)	(2,524)
Net unrealized appreciation (depreciation) of investments	10,712	20,112	19,187	11,823
'Net increase (decrease) in net assets resulting from operations	10,043	14,220	15,115	7,510
Changes from principal transactions:				
Premiums	382	48	85	27
Death Benefits	(265)	(3,023)	(1,807)	(1,082)
Surrenders and withdrawals	(2,479)	(12,886)	(8,187)	(5,869)
Transfers between Divisions (including fixed account), net	850	(3,868)	(4,750)	(2,644)
Increase (decrease) in net assets derived from principal transactions	(1,512)	(19,729)	(14,659)	(9,568)
Total increase (decrease) in net assets	8,531	(5,509)	456	(2,058)
Net assets at December 31, 2012	52,710	120,472	108,177	81,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,116	45	(876)	(860)
Total realized gain (loss) on investments and capital gains distributions	(1,325)	1,926	1,667	1,453
Net unrealized appreciation (depreciation) of investments	51	31,548	31,727	29,806
Net increase (decrease) in net assets resulting from operations	(158)	33,519	32,518	30,399
Changes from principal transactions:				
Premiums	251	132	176	127
Death Benefits	(299)	(1,886)	(1,696)	(1,065)
Surrenders and withdrawals	(3,382)	(16,225)	(8,815)	(5,858)
Contract Charges	(437)	(659)	(803)	(640)
Transfers between Divisions (including fixed account), net	(9,304)	(4,604)	(5,268)	(5,018)
Increase (decrease) in net assets derived from principal transactions	(13,171)	(23,242)	(16,406)	(12,454)
Total increase (decrease) in net assets	(13,329)	10,277	16,112	17,945
Net assets at December 31, 2013	$ 39,381	$ 130,749	$ 124,289	$ 99,365

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2012	$ 39,488	$ 9,567	$ 146,033	$ 296,967
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	65	(77)	(2,641)	(236)
Total realized gain (loss) on investments and capital gains distributions	(409)	(709)	17,997	24,920
Net unrealized appreciation (depreciation) of investments	6,298	947	1,029	11,948
'Net increase (decrease) in net assets resulting from operations	5,954	161	16,385	36,632
Changes from principal transactions:				
Premiums	443	(4,735)	741	2,205
Death Benefits	(358)	-	(1,952)	(9,887)
Surrenders and withdrawals	(3,221)	(136)	(14,190)	(31,821)
Transfers between Divisions (including fixed account), net	2,713	(193)	5,843	35,913
Increase (decrease) in net assets derived from principal transactions	(423)	(5,064)	(9,558)	(3,590)
Total increase (decrease) in net assets	5,531	(4,903)	6,827	33,042
Net assets at December 31, 2012	45,019	4,664	152,860	330,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	187	11	(827)	(1,240)
Total realized gain (loss) on investments and capital gains distributions	2,639	777	16,310	35,114
Net unrealized appreciation (depreciation) of investments	7,265	685	27,707	62,921
Net increase (decrease) in net assets resulting from operations	10,091	1,473	43,190	96,795
Changes from principal transactions:				
Premiums	339	4,966	841	1,884
Death Benefits	(610)	(8)	(1,668)	(9,166)
Surrenders and withdrawals	(4,348)	(347)	(18,715)	(38,596)
Contract Charges	(420)	(37)	(1,280)	(1,977)
Transfers between Divisions (including fixed account), net	15,964	2,601	12,599	18,507
Increase (decrease) in net assets derived from principal transactions	10,925	7,175	(8,223)	(29,348)
Total increase (decrease) in net assets	21,016	8,648	34,967	67,447
Net assets at December 31, 2013	$ 66,035	$ 13,312	$ 187,827	$ 397,456

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net assets at January 1, 2012	$ 38,950	$ 243,092	$ 102,824	$ 136,076
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(497)	(5,165)	(1,817)	(2,897)
Total realized gain (loss) on investments and capital gains distributions	1,597	16,044	9,085	15,602
Net unrealized appreciation (depreciation) of investments	4,987	19,064	6,729	5,105
'Net increase (decrease) in net assets resulting from operations	6,087	29,943	13,997	17,810
Changes from principal transactions:				
Premiums	360	1,188	1,578	1,352
Death Benefits	(446)	(5,467)	(1,177)	(1,457)
Surrenders and withdrawals	(5,149)	(21,470)	(8,190)	(10,840)
Transfers between Divisions (including fixed account), net	22,120	(732)	14,510	8,359
Increase (decrease) in net assets derived from principal transactions	16,885	(26,481)	6,721	(2,586)
Total increase (decrease) in net assets	22,972	3,462	20,718	15,224
Net assets at December 31, 2012	61,922	246,554	123,542	151,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(354)	(2,760)	(1,293)	(1,298)
Total realized gain (loss) on investments and capital gains distributions	8,819	25,095	13,212	13,392
Net unrealized appreciation (depreciation) of investments	11,365	55,301	31,278	47,208
Net increase (decrease) in net assets resulting from operations	19,830	77,636	43,197	59,302
Changes from principal transactions:				
Premiums	532	1,360	1,543	1,447
Death Benefits	(826)	(5,511)	(1,244)	(1,567)
Surrenders and withdrawals	(6,460)	(25,934)	(12,321)	(15,946)
Contract Charges	(581)	(1,532)	(1,219)	(1,531)
Transfers between Divisions (including fixed account), net	11,357	2,619	36,304	60,633
Increase (decrease) in net assets derived from principal transactions	4,022	(28,998)	23,063	43,036
Total increase (decrease) in net assets	23,852	48,638	66,260	102,338
Net assets at December 31, 2013	$ 85,774	$ 295,192	$ 189,802	$ 253,638

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2012	$ 89,892	$ 297,554	$ 6,655	$ 353,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,128)	(1,336)	53	(7,352)
Total realized gain (loss) on investments and capital gains distributions	7,294	10,574	(1,058)	26,305
Net unrealized appreciation (depreciation) of investments	4,427	(6,800)	2,097	19,276
Net increase (decrease) in net assets resulting from operations	9,593	2,438	1,092	38,229
Changes from principal transactions:				
Premiums	742	2,620	82	1,964
Death Benefits	(815)	(3,241)	(47)	(7,483)
Surrenders and withdrawals	(6,041)	(23,055)	(505)	(34,113)
Transfers between Divisions (including fixed account), net	(11,162)	(34,592)	(372)	(2,529)
Increase (decrease) in net assets derived from principal transactions	(17,276)	(58,268)	(842)	(42,161)
Total increase (decrease) in net assets	(7,683)	(55,830)	250	(3,932)
Net assets at December 31, 2012	82,209	241,724	6,905	349,367
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,423)	(59)	91	(8,612)
Total realized gain (loss) on investments and capital gains distributions	21,709	1,137	(563)	56,044
Net unrealized appreciation (depreciation) of investments	9,336	(10,464)	1,729	77,217
Net increase (decrease) in net assets resulting from operations	29,622	(9,386)	1,257	124,649
Changes from principal transactions:				
Premiums	901	2,086	68	2,558
Death Benefits	(1,177)	(3,255)	(26)	(7,495)
Surrenders and withdrawals	(8,651)	(18,732)	(652)	(49,810)
Contract Charges	(793)	(1,647)	(33)	(3,260)
Transfers between Divisions (including fixed account), net	459	(27,218)	(360)	144,422
Increase (decrease) in net assets derived from principal transactions	(9,261)	(48,766)	(1,003)	86,415
Total increase (decrease) in net assets	20,361	(58,152)	254	211,064
Net assets at December 31, 2013	$ 102,570	$ 183,572	$ 7,159	$ 560,431

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class
Net assets at January 1, 2012	$ 58,855	$ 75	$ 71	$ 1,442
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,498)	1	4	(16)
Total realized gain (loss) on investments and capital gains distributions	8,623	(2)	(4)	67
Net unrealized appreciation (depreciation) of investments	(270)	12	10	169
Net increase (decrease) in net assets resulting from operations	6,855	11	10	220
Changes from principal transactions:				
Premiums	59	-	-	6
Death Benefits	(454)	-	-	-
Surrenders and withdrawals	(6,216)	(11)	(15)	(104)
Transfers between Divisions (including fixed account), net	(821)	(2)	(1)	(86)
Increase (decrease) in net assets derived from principal transactions	(7,432)	(13)	(16)	(184)
Total increase (decrease) in net assets	(577)	(2)	(6)	36
Net assets at December 31, 2012	58,278	73	65	1,478
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,076)	-	4	(6)
Total realized gain (loss) on investments and capital gains distributions	8,247	4	(3)	230
Net unrealized appreciation (depreciation) of investments	12,438	17	4	348
Net increase (decrease) in net assets resulting from operations	19,609	21	5	572
Changes from principal transactions:				
Premiums	118	-	-	1
Death Benefits	(643)	-	-	-
Surrenders and withdrawals	(7,670)	(4)	-	(173)
Contract Charges	(448)	-	-	(9)
Transfers between Divisions (including fixed account), net	(1,605)	(2)	-	281
Increase (decrease) in net assets derived from principal transactions	(10,248)	(6)	-	100
Total increase (decrease) in net assets	9,361	15	5	672
Net assets at December 31, 2013	$ 67,639	$ 88	$ 70	$ 2,150

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net assets at January 1, 2012	$ 12,983	$ 14,738	$ 12,013	$ 6,949
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	316	(321)	53
Total realized gain (loss) on investments and capital gains distributions	1,231	(633)	(172)	(654)
Net unrealized appreciation (depreciation) of investments	(223)	1,476	1,762	1,444
Net increase (decrease) in net assets resulting from operations	969	1,159	1,269	843
Changes from principal transactions:				
Premiums	209	158	6	1
Death Benefits	(21)	(60)	(427)	(114)
Surrenders and withdrawals	(2,065)	(2,043)	(1,433)	(718)
Transfers between Divisions (including fixed account), net	2,739	(524)	(227)	(242)
Increase (decrease) in net assets derived from principal transactions	862	(2,469)	(2,081)	(1,073)
Total increase (decrease) in net assets	1,831	(1,310)	(812)	(230)
Net assets at December 31, 2012	14,814	13,428	11,201	6,719
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	183	(80)	(17)
Total realized gain (loss) on investments and capital gains distributions	508	114	230	(561)
Net unrealized appreciation (depreciation) of investments	(1,778)	3,220	2,731	1,692
Net increase (decrease) in net assets resulting from operations	(1,234)	3,517	2,881	1,114
Changes from principal transactions:				
Premiums	66	76	19	4
Death Benefits	(27)	(101)	(179)	(131)
Surrenders and withdrawals	(2,430)	(1,551)	(1,313)	(865)
Contract Charges	(36)	(59)	(94)	(49)
Transfers between Divisions (including fixed account), net	(2,791)	(496)	(164)	(334)
Increase (decrease) in net assets derived from principal transactions	(5,218)	(2,131)	(1,731)	(1,375)
Total increase (decrease) in net assets	(6,452)	1,386	1,150	(261)
Net assets at December 31, 2013	$ 8,362	$ 14,814	$ 12,351	$ 6,458

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Net assets at January 1, 2012	$ 5,755	$ 1,240	$ 2,052	$ 721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(136)	(32)	(22)	(7)
Total realized gain (loss) on investments and capital gains distributions	(1,612)	177	29	(16)
Net unrealized appreciation (depreciation) of investments	1,213	64	189	142
Net increase (decrease) in net assets resulting from operations	(535)	209	196	119
Changes from principal transactions:				
Premiums	1	(154)	-	(75)
Death Benefits	(194)	-	(6)	-
Surrenders and withdrawals	(406)	(158)	(734)	(16)
Transfers between Divisions (including fixed account), net	556	(15)	(65)	(2)
Increase (decrease) in net assets derived from principal transactions	(43)	(327)	(805)	(93)
Total increase (decrease) in net assets	(578)	(118)	(609)	26
Net assets at December 31, 2012	5,177	1,122	1,443	747
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(90)	(22)	(2)	(7)
Total realized gain (loss) on investments and capital gains distributions	(1,718)	146	18	1
Net unrealized appreciation (depreciation) of investments	2,510	270	227	193
Net increase (decrease) in net assets resulting from operations	702	394	243	187
Changes from principal transactions:				
Premiums	4	(62)	-	(164)
Death Benefits	(129)	(38)	-	-
Surrenders and withdrawals	(390)	(12)	(113)	(3)
Contract Charges	(35)	(2)	(11)	(1)
Transfers between Divisions (including fixed account), net	18	(1)	(2)	-
Increase (decrease) in net assets derived from principal transactions	(532)	(115)	(126)	(168)
Total increase (decrease) in net assets	170	279	117	19
Net assets at December 31, 2013	$ 5,347	$ 1,401	$ 1,560	$ 766

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2012	$ 361	$ 849
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(8)	(8)
Total realized gain (loss) on investments and capital gains distributions	(4)	33
Net unrealized appreciation (depreciation) of investments	32	4
Net increase (decrease) in net assets resulting from operations	20	29
Changes from principal transactions:		
Premiums	-	-
Death Benefits	(23)	(29)
Surrenders and withdrawals	(85)	(152)
Transfers between Divisions (including fixed account), net	(40)	15
Increase (decrease) in net assets derived from principal transactions	(148)	(166)
Total increase (decrease) in net assets	(128)	(137)
Net assets at December 31, 2012	233	712
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(5)	(3)
Total realized gain (loss) on investments and capital gains distributions	24	28
Net unrealized appreciation (depreciation) of investments	86	(52)
Net increase (decrease) in net assets resulting from operations	105	(27)
Changes from principal transactions:		
Premiums	-	-
Death Benefits	-	(25)
Surrenders and withdrawals	(6)	(58)
Contract Charges	(2)	(5)
Transfers between Divisions (including fixed account), net	(15)	36
Increase (decrease) in net assets derived from principal transactions	(23)	(52)
Total increase (decrease) in net assets	82	(79)
Net assets at December 31, 2013	$ 315	$ 633

The accompanying notes are an integral part of these financial statements.

1. Organization

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the “Contracts”), that ceased being available to new contract owners. These Contracts were, however, still available to existing contract owners. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

- ING GoldenSelect Contracts:
  - Access One (September 2003)
  - DVA and DVA Series 100 (May 2000)
  - DVA 80 (May 1991)
  - DVA Plus (January 2004)
  - Generations (October 2008)
  - Granite PrimElite (May 2001)
  - Opportunities and Legends (March 2007)
  - Value (June 2003)
- ING Simplicity Contracts (August 2007)
- ING SmartDesign Contracts:
  - Variable Annuity, Advantage and Signature (April 2008)
- Wells Fargo ING Contracts:
  - Opportunities and Landmark (June 2006)
- ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division and the fixed account (an investment option in the Company’s general account), as directed by the contract owners. The portion of the Account’s assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2013, the Account had 131 investment divisions (the “Divisions”), 21 of which invest in independently managed mutual funds and 110 of which invest in mutual funds managed by affiliates, either Directed Services LLC (“DSL”) or ING Investments, LLC (“IIL”). The assets in each Division are invested in shares of a designated mutual fund (“Fund”) of various investment trusts (the “Trusts”). Investment Divisions with assets balances at December 31, 2013 and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. American Franchise Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
Columbia Asset Allocation Fund, Variable Series - Class A
Columbia Small Cap Value Fund, Variable Series - Class B
Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
Columbia VP Large Cap Growth Fund - Class 1
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
ING American Funds Asset Allocation Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio
ING BlackRock Health Sciences Opportunities Portfolio - Service Class
ING BlackRock Inflation Protected Bond Portfolio - Service Class
ING BlackRock Large Cap Growth Portfolio - Institutional Class
ING BlackRock Large Cap Growth Portfolio - Service Class
ING Bond Portfolio
ING Clarion Global Real Estate Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Service 2 Class
ING Clarion Real Estate Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service 2 Class
ING DFA World Equity Portfolio - Service Class
ING FMR℠ Diversified Mid Cap Portfolio - Service Class
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class
ING Franklin Income Portfolio - Service Class
ING Franklin Income Portfolio - Service 2 Class
ING Franklin Mutual Shares Portfolio - Service Class
ING Franklin Templeton Founding Strategy Portfolio - Service Class

ING Investors Trust (continued):
ING Global Resources Portfolio - Adviser Class
ING Global Resources Portfolio - Service Class
ING Global Resources Portfolio - Service 2 Class
ING Invesco Growth and Income Portfolio - Service Class
ING Invesco Growth and Income Portfolio - Service 2 Class
ING JPMorgan Emerging Markets Equity Portfolio - Service Class
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
ING JPMorgan Small Cap Core Equity Portfolio - Service Class
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
ING Large Cap Growth Portfolio - Adviser Class
ING Large Cap Growth Portfolio - Service Class
ING Large Cap Growth Portfolio - Service 2 Class
ING Large Cap Value Portfolio - Service Class
ING Limited Maturity Bond Portfolio - Service Class
ING Liquid Assets Portfolio - Service Class
ING Liquid Assets Portfolio - Service 2 Class
ING Marsico Growth Portfolio - Service Class
ING Marsico Growth Portfolio - Service 2 Class
ING MFS Total Return Portfolio - Service Class
ING MFS Total Return Portfolio - Service 2 Class
ING MFS Utilities Portfolio - Service Class
ING Morgan Stanley Global Franchise Portfolio - Service Class
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
ING Multi-Manager Large Cap Core Portfolio - Service Class
ING PIMCO High Yield Portfolio - Service Class
ING PIMCO Total Return Bond Portfolio - Service Class
ING PIMCO Total Return Bond Portfolio - Service 2 Class
ING Retirement Conservative Portfolio - Adviser Class
ING Retirement Growth Portfolio - Adviser Class
ING Retirement Moderate Growth Portfolio - Adviser Class
ING Retirement Moderate Portfolio - Adviser Class
ING T. Rowe Price Capital Appreciation Portfolio - Service Class
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Service 2 Class
ING T. Rowe Price International Stock Portfolio - Service Class
ING Templeton Global Growth Portfolio - Service Class

ING Investors Trust (continued):
- ING Templeton Global Growth Portfolio - Service 2 Class

ING Mutual Funds:
- ING Diversified International Fund - Class R
- ING Global Perspectives Fund - Class R

ING Partners, Inc.:
- ING American Century Small-Mid Cap Value Portfolio - Service Class
- ING Baron Growth Portfolio - Service Class
- ING Columbia Contrarian Core Portfolio - Service Class
- ING Columbia Small Cap Value II Portfolio - Service Class
- ING Global Bond Portfolio - Service Class
- ING Invesco Comstock Portfolio - Service Class
- ING Invesco Equity and Income Portfolio - Initial Class
- ING Invesco Equity and Income Portfolio - Service Class
- ING JPMorgan Mid Cap Value Portfolio - Service Class
- ING Oppenheimer Global Portfolio - Initial Class
- ING Oppenheimer Global Portfolio - Service Class
- ING PIMCO Total Return Portfolio - Service Class
- ING Solution 2015 Portfolio - Service Class
- ING Solution 2025 Portfolio - Service Class
- ING Solution 2035 Portfolio - Service Class
- ING Solution 2045 Portfolio - Service Class
- ING Solution Income Portfolio - Service Class
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
- ING T. Rowe Price Growth Equity Portfolio - Service Class
- ING Templeton Foreign Equity Portfolio - Service Class

ING Strategic Allocation Portfolios, Inc.:
- ING Strategic Allocation Conservative Portfolio - Class S
- ING Strategic Allocation Growth Portfolio - Class S
- ING Strategic Allocation Moderate Portfolio - Class S

ING Variable Funds:
- ING Growth and Income Portfolio - Class A
- ING Growth and Income Portfolio - Class I
- ING Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
- ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
- ING Euro STOXX 50® Index Portfolio - Class A
- ING FTSE 100 Index® Portfolio - Class A
- ING Global Value Advantage Portfolio
- ING Hang Seng Index Portfolio - Class S
- ING Index Plus LargeCap Portfolio - Class S
- ING Index Plus MidCap Portfolio - Class S
- ING Index Plus SmallCap Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
- ING International Index Portfolio - Class S
- ING Japan TOPIX Index® Portfolio - Class A
- ING Russell™ Large Cap Growth Index Portfolio - Class S
- ING Russell™ Large Cap Index Portfolio - Class S
- ING Russell™ Large Cap Value Index Portfolio - Class S
- ING Russell™ Mid Cap Growth Index Portfolio - Class S
- ING Russell™ Mid Cap Index Portfolio - Class S
- ING Russell™ Small Cap Index Portfolio - Class S
- ING Small Company Portfolio - Class S
- ING U.S. Bond Index Portfolio - Class S

ING Variable Products Trust:
- ING International Value Portfolio - Class S
- ING MidCap Opportunities Portfolio - Class S
- ING SmallCap Opportunities Portfolio - Class S

Legg Mason Partners Variable Equity Trust:
- ClearBridge Variable Large Cap Value Portfolio - Class I

Legg Mason Partners Variable Income Trust:
- Western Asset Variable High Income Portfolio

Oppenheimer Variable Account Funds:
- Oppenheimer Main Street Small Cap Fund®/VA - Service Class

PIMCO Variable Insurance Trust:
- PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
- Pioneer Equity Income VCT Portfolio - Class II

ProFunds:
- ProFund VP Bull
- ProFund VP Europe 30
- ProFund VP Rising Rates Opportunity

Wells Fargo Funds Trust:
- Wells Fargo Advantage VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:
- Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2
- Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
- Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
- Wells Fargo Advantage VT Total Return Bond Fund

The names of certain Trusts and Divisions were changed during 2013. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds:	Van Kampen Equity Trust II:
Invesco V.I. American Franchise Fund - Series I Shares	Invesco Van Kampen American Franchise Fund - Class I Shares
Columbia Funds Variable Series Trust II:	Columbia Funds Variable Series Trust II:
Columbia VP U.S. Government Mortgage Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1
ING Investors Trust:	ING Investors Trust:
ING Invesco Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
ING Invesco Growth and Income Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
ING Multi-Manager Large Cap Core Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Contrarian Core Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
ING Invesco Comstock Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
ING Invesco Equity and Income Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Global Value Advantage Portfolio	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S
Legg Mason Partners Variable Equity Trust:	Legg Mason Partners Variable Equity Trust:
ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class

During 2013, the following Divisions were closed to contract owners:

Columbia Funds Variable Series Trust II:
- Columbia VP U.S. Government Mortgage Fund - Class 1

Fidelity® Variable Insurance Products II:
- Fidelity® VIP Contrafund® Portfolio - Service Class 2

ING Investors Trust:
- ING Oppenheimer Active Allocation Portfolio - Service Class
- ING Pioneer Mid Cap Value Portfolio - Service Class

ING Partners, Inc.:
- ING Growth and Income Core Portfolio - Initial Class
- ING Growth and Income Core Portfolio - Service Class
- ING UBS U.S. Large Cap Equity Portfolio - Service Class

ING Variable Insurance Trust:
- ING GET U.S. Core Portfolio - Series 11
- ING GET U.S. Core Portfolio - Series 12
- ING GET U.S. Core Portfolio - Series 13

ING Variable Portfolios, Inc.:
- ING BlackRock Science and Technology Opportunities Portfolio - Class S

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ING USA, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Future Adoption of Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a) Quoted prices for similar assets or liabilities in active markets;
  - b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c) Inputs other than quoted market prices that are observable; and
  - d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through the redemption of units.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts may be waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up 0.80% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 332	$ 3,864
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	135,030	113,241
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class A	87	142
Columbia Small Cap Value Fund, Variable Series - Class B	9,114	29,166
Columbia Small Company Growth Fund, Variable Series - Class A	31	17
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	2	52
Columbia VP U.S. Government Mortgage Fund - Class 1	-	3
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class 2	17,994	32,597
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class 2	110	756,819
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	745	2,273
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class S	178	884
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class S	122,570	162,041
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	62,468	32,735
ING American Funds Global Growth and Income Portfolio	12,663	5,030
ING American Funds International Growth and Income Portfolio	10,035	3,840
ING American Funds International Portfolio	24,467	129,128
ING American Funds World Allocation Portfolio	12,918	25,500
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	80,250	26,594
ING BlackRock Inflation Protected Bond Portfolio - Service Class	46,071	261,408
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1	7
ING BlackRock Large Cap Growth Portfolio - Service Class	13,916	35,504
ING Bond Portfolio	81,053	92,383
ING Clarion Global Real Estate Portfolio - Service Class	11,955	21,574
ING Clarion Global Real Estate Portfolio - Service 2 Class	117	276
ING Clarion Real Estate Portfolio - Service Class	13,435	53,850
ING Clarion Real Estate Portfolio - Service 2 Class	1,544	3,368
ING DFA World Equity Portfolio - Service Class	10,551	23,853
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	13,695	116,177
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	538	5,079
ING Franklin Income Portfolio - Service Class	57,640	60,948
ING Franklin Income Portfolio - Service 2 Class	1,736	2,347
ING Franklin Mutual Shares Portfolio - Service Class	8,730	27,320
ING Franklin Templeton Founding Strategy Portfolio - Service Class	55,165	63,957
ING Global Resources Portfolio - Adviser Class	16,129	22,090
ING Global Resources Portfolio - Service Class	9,423	85,879
ING Global Resources Portfolio - Service 2 Class	645	4,465

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Invesco Growth and Income Portfolio - Service Class	$ 35,217	$ 66,873
ING Invesco Growth and Income Portfolio - Service 2 Class	1,019	9,721
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	66,997	88,063
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	2,478	4,438
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	73,711	39,687
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	1,989	7,493
ING Large Cap Growth Portfolio - Adviser Class	44,509	299,617
ING Large Cap Growth Portfolio - Service Class	733,404	130,506
ING Large Cap Growth Portfolio - Service 2 Class	12	86
ING Large Cap Value Portfolio - Service Class	499,896	65,148
ING Limited Maturity Bond Portfolio - Service Class	859	12,947
ING Liquid Assets Portfolio - Service Class	256,921	394,348
ING Liquid Assets Portfolio - Service 2 Class	8,495	12,224
ING Marsico Growth Portfolio - Service Class	13,259	71,418
ING Marsico Growth Portfolio - Service 2 Class	192	3,683
ING MFS Total Return Portfolio - Service Class	22,304	88,057
ING MFS Total Return Portfolio - Service 2 Class	981	5,655
ING MFS Utilities Portfolio - Service Class	22,867	93,671
ING Morgan Stanley Global Franchise Portfolio - Service Class	39,101	55,915
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	5,419	9,643
ING Multi-Manager Large Cap Core Portfolio - Service Class	10,652	15,563
ING Oppenheimer Active Allocation Portfolio - Service Class	12,262	52,204
ING PIMCO High Yield Portfolio - Service Class	86,375	143,734
ING PIMCO Total Return Bond Portfolio - Service Class	182,867	763,178
ING PIMCO Total Return Bond Portfolio - Service 2 Class	4,928	13,839
ING Pioneer Mid Cap Value Portfolio - Service Class	14,081	529,380
ING Retirement Conservative Portfolio - Adviser Class	90,096	183,202
ING Retirement Growth Portfolio - Adviser Class	89,948	444,229
ING Retirement Moderate Growth Portfolio - Adviser Class	106,319	314,299
ING Retirement Moderate Portfolio - Adviser Class	57,277	194,048
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	294,160	275,225
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	7,136	13,223
ING T. Rowe Price Equity Income Portfolio - Service Class	55,357	128,274
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	1,252	5,328
ING T. Rowe Price International Stock Portfolio - Service Class	9,357	25,783
ING Templeton Global Growth Portfolio - Service Class	23,682	43,032
ING Templeton Global Growth Portfolio - Service 2 Class	636	715
ING Mutual Funds:		
ING Diversified International Fund - Class R	-	4
ING Global Perspectives Fund - Class R	24,097	180
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	256	569
ING Baron Growth Portfolio - Service Class	86,035	47,591
ING Columbia Contrarian Core Portfolio - Service Class	15,216	42,854
ING Columbia Small Cap Value II Portfolio - Service Class	5,206	28,731
ING Global Bond Portfolio - Service Class	758	1,977
ING Growth and Income Core Portfolio - Initial Class	7	768

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc. (continued):		
ING Growth and Income Core Portfolio - Service Class	$ 34	$ 6,167
ING Invesco Comstock Portfolio - Service Class	56,012	44,149
ING Invesco Equity and Income Portfolio - Initial Class	23	188
ING Invesco Equity and Income Portfolio - Service Class	36,993	12,611
ING JPMorgan Mid Cap Value Portfolio - Service Class	71,845	44,485
ING Oppenheimer Global Portfolio - Initial Class	142	1,088
ING Oppenheimer Global Portfolio - Service Class	26,423	21,814
ING PIMCO Total Return Portfolio - Service Class	320	878
ING Solution 2015 Portfolio - Service Class	934	2,267
ING Solution 2025 Portfolio - Service Class	908	1,910
ING Solution 2035 Portfolio - Service Class	356	1,685
ING Solution 2045 Portfolio - Service Class	50	310
ING Solution Income Portfolio - Service Class	853	717
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	265	2,702
ING T. Rowe Price Growth Equity Portfolio - Service Class	75,012	36,678
ING Templeton Foreign Equity Portfolio - Service Class	49,139	96,615
ING UBS U.S. Large Cap Equity Portfolio - Service Class	94	5,722
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class S	736	213
ING Strategic Allocation Growth Portfolio - Class S	44	84
ING Strategic Allocation Moderate Portfolio - Class S	269	69
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	14,336	188,521
ING Growth and Income Portfolio - Class I	807	99
ING Growth and Income Portfolio - Class S	27,624	146,466
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 11	73	3,511
ING GET U.S. Core Portfolio - Series 12	184	1,850
ING GET U.S. Core Portfolio - Series 13	230	6,916
ING GET U.S. Core Portfolio - Series 14	713	4,589
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class S	33,325	201,575
ING Euro STOXX 50® Index Portfolio - Class A	33,438	10,159
ING FTSE 100 Index® Portfolio - Class A	12,662	10,237
ING Global Value Advantage Portfolio	12,984	29,784
ING Hang Seng Index Portfolio - Class S	17,410	29,468
ING Index Plus LargeCap Portfolio - Class S	3,459	26,675
ING Index Plus MidCap Portfolio - Class S	2,072	19,367
ING Index Plus SmallCap Portfolio - Class S	2,262	15,586
ING International Index Portfolio - Class S	29,613	18,504
ING Japan TOPIX Index® Portfolio - Class A	18,312	11,077
ING Russell™ Large Cap Growth Index Portfolio - Class S	29,477	38,550
ING Russell™ Large Cap Index Portfolio - Class S	54,986	85,634
ING Russell™ Large Cap Value Index Portfolio - Class S	37,191	33,018
ING Russell™ Mid Cap Growth Index Portfolio - Class S	22,460	54,261
ING Russell™ Mid Cap Index Portfolio - Class S	62,328	36,001
ING Russell™ Small Cap Index Portfolio - Class S	93,772	45,635
ING Small Company Portfolio - Class S	45,617	48,721
ING U.S. Bond Index Portfolio - Class S	27,668	74,419

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Products Trust:		
ING International Value Portfolio - Class S	$ 288	$ 1,200
ING MidCap Opportunities Portfolio - Class S	203,720	112,723
ING SmallCap Opportunities Portfolio - Class S	5,023	12,399
Legg Mason Partners Variable Equity Trust:		
ClearBridge Variable Large Cap Value Portfolio - Class I	23	25
Legg Mason Partners Variable Income Trust:		
Western Asset Variable High Income Portfolio	31	26
Oppenheimer Variable Account Funds:		
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	470	355
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	694	5,806
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class II	638	2,586
ProFunds:		
ProFund VP Bull	366	2,181
ProFund VP Europe 30	196	1,589
ProFund VP Rising Rates Opportunity	352	975
Wells Fargo Funds Trust:		
Wells Fargo Advantage VT Omega Growth Fund - Class 2	102	138
Wells Fargo Variable Trust:		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	25	153
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	9	184
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	14	27
Wells Fargo Advantage VT Total Return Bond Fund	76	111

7. Changes in Units

The changes in units outstanding for the years ended December 31, 2013 and 2012 are shown in the following table.

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	108,471	398,420	(289,949)	1,924,792	236,409	1,688,383
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	20,956,025	22,103,381	(1,147,356)	12,847,905	29,744,902	(16,896,997)
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	260	3,486	(3,226)	943	147	796
Columbia Small Cap Value Fund, Variable Series - Class B	888,950	1,695,603	(806,653)	138,962	923,481	(784,519)
Columbia Small Company Growth Fund, Variable Series - Class A	1,213	686	527	-	-	-
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	1	4,871	(4,870)	-	2,875	(2,875)
Columbia VP U.S. Government Mortgage Fund - Class 1	-	330	(330)	-	69	(69)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	1,453,570	3,310,753	(1,857,183)	287,260	2,040,149	(1,752,889)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	1,851,397	46,515,706	(44,664,309)	954,380	6,620,153	(5,665,773)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	27,286	95,616	(68,330)	13,075	142,322	(129,247)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	13,877	66,455	(52,578)	12,199	99,764	(87,565)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	27,221,617	31,168,764	(3,947,147)	22,261,655	30,442,457	(8,180,802)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	9,924,681	7,453,978	2,470,703	6,208,895	5,690,492	518,403
ING American Funds Global Growth and Income Portfolio	1,607,009	950,663	656,346	1,205,860	555,347	650,513
ING American Funds International Growth and Income Portfolio	1,279,880	701,770	578,110	872,686	280,231	592,455
ING American Funds International Portfolio	7,398,728	12,668,430	(5,269,702)	4,664,873	11,606,803	(6,941,930)
ING American Funds World Allocation Portfolio	1,933,640	2,904,399	(970,759)	1,791,493	3,173,961	(1,382,468)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	8,766,148	6,387,551	2,378,597	3,673,851	4,118,680	(444,829)

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING BlackRock Inflation Protected Bond Portfolio - Service Class	10,589,859	29,980,362	(19,390,503)	22,579,058	19,273,054	3,306,004
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	575	(575)	1,960	10,573	(8,613)
ING BlackRock Large Cap Growth Portfolio - Service Class	3,721,159	5,310,881	(1,589,722)	3,876,108	4,648,621	(772,513)
ING Bond Portfolio	11,122,462	15,659,190	(4,536,728)	8,888,582	12,462,021	(3,573,439)
ING Clarion Global Real Estate Portfolio - Service Class	1,554,359	2,696,195	(1,141,836)	338,508	1,863,453	(1,524,945)
ING Clarion Global Real Estate Portfolio - Service 2 Class	22,795	40,493	(17,698)	2,472	27,259	(24,787)
ING Clarion Real Estate Portfolio - Service Class	892,339	1,425,188	(532,849)	148,066	959,589	(811,523)
ING Clarion Real Estate Portfolio - Service 2 Class	88,190	152,505	(64,315)	11,589	119,894	(108,305)
ING DFA World Equity Portfolio - Service Class	2,818,109	4,205,300	(1,387,191)	2,134,200	4,530,500	(2,396,300)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	5,250,899	10,239,736	(4,988,837)	2,500,706	9,181,370	(6,680,664)
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	124,868	297,242	(172,374)	45,443	198,832	(153,389)
ING Franklin Income Portfolio - Service Class	11,666,796	13,154,426	(1,487,630)	8,116,499	9,860,786	(1,744,287)
ING Franklin Income Portfolio - Service 2 Class	175,138	246,648	(71,510)	135,057	109,052	26,005
ING Franklin Mutual Shares Portfolio - Service Class	2,811,676	4,192,718	(1,381,042)	1,622,990	3,706,914	(2,083,924)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	9,814,926	11,413,988	(1,599,062)	3,615,778	12,569,278	(8,953,500)
ING Global Resources Portfolio - Adviser Class	4,170,253	4,785,162	(614,909)	5,144,943	6,510,985	(1,366,042)
ING Global Resources Portfolio - Service Class	2,043,323	4,193,713	(2,150,390)	693,419	2,512,241	(1,818,822)
ING Global Resources Portfolio - Service 2 Class	69,500	216,649	(147,149)	28,732	118,356	(89,624)
ING Invesco Growth and Income Portfolio - Service Class	3,976,758	4,778,673	(801,915)	1,972,664	4,056,435	(2,083,771)
ING Invesco Growth and Income Portfolio - Service 2 Class	176,125	615,964	(439,839)	43,393	389,088	(345,695)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	8,138,332	9,520,810	(1,382,478)	6,246,263	6,887,301	(641,038)
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	115,276	190,351	(75,075)	12,635	104,982	(92,347)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	7,594,153	5,979,366	1,614,787	4,662,493	6,820,131	(2,157,638)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	74,403	335,412	(261,009)	4,382	219,617	(215,235)
ING Large Cap Growth Portfolio - Adviser Class	12,685,554	33,663,707	(20,978,153)	200,867,518	16,205,302	184,662,216
ING Large Cap Growth Portfolio - Service Class	42,191,806	8,451,709	33,740,097	3,745,420	6,101,120	(2,355,700)
ING Large Cap Growth Portfolio - Service 2 Class	1,146	4,980	(3,834)	858	4,090	(3,232)
ING Large Cap Value Portfolio - Service Class	39,917,278	6,594,045	33,323,233	4,580,619	4,213,914	366,705
ING Limited Maturity Bond Portfolio - Service Class	1,946,085	2,474,171	(528,086)	140,252	735,017	(594,765)
ING Liquid Assets Portfolio - Service Class	87,970,851	97,482,923	(9,512,072)	44,117,809	53,947,736	(9,829,927)

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Liquid Assets Portfolio - Service 2 Class	2,674,163	3,030,695	(356,532)	1,251,795	1,615,455	(363,660)
ING Marsico Growth Portfolio - Service Class	7,043,260	9,786,052	(2,742,792)	3,856,091	7,245,433	(3,389,342)
ING Marsico Growth Portfolio - Service 2 Class	44,510	232,738	(188,228)	27,905	130,561	(102,656)
ING MFS Total Return Portfolio - Service Class	3,798,744	5,996,629	(2,197,885)	2,190,819	5,166,948	(2,976,129)
ING MFS Total Return Portfolio - Service 2 Class	204,988	509,588	(304,600)	79,888	285,320	(205,432)
ING MFS Utilities Portfolio - Service Class	4,704,451	8,131,013	(3,426,562)	3,789,568	6,755,459	(2,965,891)
ING Morgan Stanley Global Franchise Portfolio - Service Class	3,431,078	5,114,292	(1,683,214)	3,617,205	4,682,156	(1,064,951)
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	156,028	491,307	(335,279)	67,973	420,126	(352,153)
ING Multi-Manager Large Cap Core Portfolio - Service Class	1,673,076	1,964,689	(291,613)	351,919	950,667	(598,748)
ING Oppenheimer Active Allocation Portfolio - Service Class	-	3,962,251	(3,962,251)	706,300	1,276,455	(570,155)
ING PIMCO High Yield Portfolio - Service Class	14,385,054	18,994,786	(4,609,732)	13,694,248	12,269,488	1,424,760
ING PIMCO Total Return Bond Portfolio - Service Class	40,970,087	76,926,920	(35,956,833)	43,333,511	47,692,271	(4,358,760)
ING PIMCO Total Return Bond Portfolio - Service 2 Class	882,174	1,573,054	(690,880)	550,592	893,173	(342,581)
ING Pioneer Mid Cap Value Portfolio - Service Class	-	36,866,150	(36,866,150)	1,786,816	7,305,238	(5,518,422)
ING Retirement Conservative Portfolio - Adviser Class	19,464,606	30,484,142	(11,019,536)	17,429,624	17,829,554	(399,930)
ING Retirement Growth Portfolio - Adviser Class	17,024,825	46,877,846	(29,853,021)	11,622,039	43,823,029	(32,200,990)
ING Retirement Moderate Growth Portfolio - Adviser Class	19,105,209	37,160,224	(18,055,015)	10,897,502	35,889,680	(24,992,178)
ING Retirement Moderate Portfolio - Adviser Class	14,208,751	26,897,446	(12,688,695)	10,241,625	23,515,287	(13,273,662)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	13,043,820	14,965,013	(1,921,193)	7,595,676	11,862,125	(4,266,449)
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	247,512	748,332	(500,820)	233,852	487,050	(253,198)
ING T. Rowe Price Equity Income Portfolio - Service Class	6,498,643	8,415,046	(1,916,403)	3,490,754	6,628,549	(3,137,795)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	98,856	316,507	(217,651)	60,126	215,814	(155,688)
ING T. Rowe Price International Stock Portfolio - Service Class	2,394,315	3,482,765	(1,088,450)	2,209,751	2,776,314	(566,563)
ING Templeton Global Growth Portfolio - Service Class	2,677,867	3,471,401	(793,534)	1,004,601	2,362,725	(1,358,124)
ING Templeton Global Growth Portfolio - Service 2 Class	54,689	54,697	(8)	23,736	26,594	(2,858)
ING Mutual Funds:						
ING Diversified International Fund - Class R	-	301	(301)	-	5,438	(5,438)
ING Global Perspectives Fund - Class R	2,644,266	304,514	2,339,752	-	-	-

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	7,984	22,569	(14,585)	13,999	34,695	(20,696)
ING Baron Growth Portfolio - Service Class	10,567,431	9,125,223	1,442,208	5,710,429	8,632,139	(2,921,710)
ING Columbia Contrarian Core Portfolio - Service Class	3,873,744	6,096,031	(2,222,287)	2,259,304	4,564,899	(2,305,595)
ING Columbia Small Cap Value II Portfolio - Service Class	1,602,056	3,333,203	(1,731,147)	364,139	2,063,800	(1,699,661)
ING Global Bond Portfolio - Service Class	46,198	152,570	(106,372)	68,791	133,990	(65,199)
ING Growth and Income Core Portfolio - Initial Class	-	77,608	(77,608)	7,732	34,800	(27,068)
ING Growth and Income Core Portfolio - Service Class	-	522,718	(522,718)	38,463	135,394	(96,931)
ING Invesco Comstock Portfolio - Service Class	7,034,020	6,015,379	1,018,641	2,528,444	3,483,676	(955,232)
ING Invesco Equity and Income Portfolio - Initial Class	49	10,813	(10,764)	2,639	18,462	(15,823)
ING Invesco Equity and Income Portfolio - Service Class	5,082,080	3,376,992	1,705,088	2,619,195	3,868,673	(1,249,478)
ING JPMorgan Mid Cap Value Portfolio - Service Class	8,569,667	7,106,692	1,462,975	6,167,133	4,780,072	1,387,061
ING Oppenheimer Global Portfolio - Initial Class	12,229	68,960	(56,731)	6,605	78,635	(72,030)
ING Oppenheimer Global Portfolio - Service Class	3,356,627	3,014,114	342,513	1,546,234	2,108,740	(562,506)
ING PIMCO Total Return Portfolio - Service Class	12,011	57,885	(45,874)	15,024	106,709	(91,685)
ING Solution 2015 Portfolio - Service Class	37,910	163,170	(125,260)	17,594	109,141	(91,547)
ING Solution 2025 Portfolio - Service Class	58,750	149,908	(91,158)	20,080	181,111	(161,031)
ING Solution 2035 Portfolio - Service Class	13,696	116,099	(102,403)	25,428	163,028	(137,600)
ING Solution 2045 Portfolio - Service Class	2,164	21,221	(19,057)	4,033	4,728	(695)
ING Solution Income Portfolio - Service Class	58,287	58,324	(37)	27,348	82,668	(55,320)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	13,340	125,341	(112,001)	24,073	141,216	(117,143)
ING T. Rowe Price Growth Equity Portfolio - Service Class	11,691,590	8,701,388	2,990,202	13,049,533	9,726,062	3,323,471
ING Templeton Foreign Equity Portfolio - Service Class	1,157,249	5,356,224	(4,198,975)	48,687,031	10,807,712	37,879,319
ING UBS U.S. Large Cap Equity Portfolio - Service Class	-	428,621	(428,621)	40,846	98,475	(57,629)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	31,747	2,314	29,433	11,819	3,522	8,297
ING Strategic Allocation Growth Portfolio - Class S	1,954	4,034	(2,080)	204	1,159	(955)
ING Strategic Allocation Moderate Portfolio - Class S	14,666	3,855	10,811	1,073	4,022	(2,949)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	6,556,895	19,776,986	(13,220,091)	9,468,664	22,035,746	(12,567,082)
ING Growth and Income Portfolio - Class I	80,977	9,089	71,888	221	2,572	(2,351)
ING Growth and Income Portfolio - Class S	4,730,694	15,126,919	(10,396,225)	1,473,364	13,907,232	(12,433,868)

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 11	-	348,423	(348,423)	8,704	47,153	(38,449)
ING GET U.S. Core Portfolio - Series 12	-	162,126	(162,126)	2,415	12,332	(9,917)
ING GET U.S. Core Portfolio - Series 13	-	667,155	(667,155)	4,435	196,551	(192,116)
ING GET U.S. Core Portfolio - Series 14	80,671	475,298	(394,627)	163,606	620,658	(457,052)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	-	17,592,233	(17,592,233)	4,942,875	7,142,265	(2,199,390)
ING Euro STOXX 50® Index Portfolio - Class A	4,893,818	2,538,862	2,354,956	1,866,623	1,245,397	621,226
ING FTSE 100 Index® Portfolio - Class A	1,826,226	1,640,696	185,530	381,984	411,144	(29,160)
ING Global Value Advantage Portfolio	2,643,081	4,882,369	(2,239,288)	2,007,321	3,840,716	(1,833,395)
ING Hang Seng Index Portfolio - Class S	2,391,417	3,412,805	(1,021,388)	1,523,987	1,740,134	(216,147)
ING Index Plus LargeCap Portfolio - Class S	1,116,940	2,979,221	(1,862,281)	261,058	2,187,615	(1,926,557)
ING Index Plus MidCap Portfolio - Class S	882,146	1,811,340	(929,194)	208,673	1,275,789	(1,067,116)
ING Index Plus SmallCap Portfolio - Class S	756,528	1,520,313	(763,785)	183,422	955,648	(772,226)
ING International Index Portfolio - Class S	5,062,447	3,734,297	1,328,150	1,907,442	2,006,784	(99,342)
ING Japan TOPIX Index® Portfolio - Class A	2,469,743	1,841,114	628,629	561,812	1,112,255	(550,443)
ING Russell™ Large Cap Growth Index Portfolio - Class S	3,570,589	4,048,307	(477,718)	3,632,451	4,326,464	(694,013)
ING Russell™ Large Cap Index Portfolio - Class S	9,968,388	12,243,945	(2,275,557)	11,777,149	12,418,448	(641,299)
ING Russell™ Large Cap Value Index Portfolio - Class S	3,650,290	3,354,797	295,493	3,881,779	2,734,705	1,147,074
ING Russell™ Mid Cap Growth Index Portfolio - Class S	2,894,640	4,262,777	(1,368,137)	1,956,030	3,637,263	(1,681,233)
ING Russell™ Mid Cap Index Portfolio - Class S	7,928,340	6,087,436	1,840,904	4,709,206	4,211,248	497,958
ING Russell™ Small Cap Index Portfolio - Class S	12,334,282	9,252,271	3,082,011	7,454,526	7,776,514	(321,988)
ING Small Company Portfolio - Class S	4,658,228	5,159,401	(501,173)	1,708,698	3,284,591	(1,575,893)
ING U.S. Bond Index Portfolio - Class S	7,551,156	11,778,600	(4,227,444)	7,174,183	12,393,012	(5,218,829)
ING Variable Products Trust:						
ING International Value Portfolio - Class S	16,046	76,277	(60,231)	26,892	88,628	(61,736)
ING MidCap Opportunities Portfolio - Class S	17,715,140	11,218,264	6,496,876	6,070,998	9,698,120	(3,627,122)
ING SmallCap Opportunities Portfolio - Class S	478,444	1,310,712	(832,268)	150,560	961,834	(811,274)
Legg Mason Partners Variable Equity Trust:						
ClearBridge Variable Large Cap Value Portfolio - Class I	10	586	(576)	3	1,264	(1,261)

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Legg Mason Partners Variable Income Trust:						
Western Asset Variable High Income Portfolio	22	17	5	-	671	(671)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	18,004	14,858	3,146	12,211	21,562	(9,351)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	50,678	416,872	(366,194)	266,238	210,068	56,170
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	25,060	133,821	(108,761)	39,743	194,275	(154,532)
ProFunds:						
ProFund VP Bull	2,462,232	2,627,593	(165,361)	91,266	334,704	(243,438)
ProFund VP Europe 30	1,232,927	1,372,224	(139,297)	64,591	195,876	(131,285)
ProFund VP Rising Rates Opportunity	4,225,533	4,405,654	(180,121)	636,496	668,271	(31,775)
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	1,853	9,209	(7,356)	1,186	26,075	(24,889)
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	-	8,375	(8,375)	237	59,536	(59,299)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	16,046	28,110	(12,064)	18	7,556	(7,538)
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	12	1,071	(1,059)	214	8,605	(8,391)
Wells Fargo Advantage VT Total Return Bond Fund	4,259	7,946	(3,687)	2,462	14,443	(11,981)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Invesco V.I. American Franchise Fund - Series I Shares						
2013	1,398	$13.50 to $13.83	$ 19,078	0.42%	0.95% to 2.35%	36.78% to 38.86%
2012	1,688	$9.87 to $9.96	$ 16,725	(d)	0.95% to 2.35%	(d)
2011	(d)	(d)	(d)	(d)	(d)	(d)
2010	(d)	(d)	(d)	(d)	(d)	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
BlackRock Global Allocation V.I. Fund - Class III						
2013	93,742	$11.34 to $12.30	$ 1,103,143	1.07%	0.95% to 2.35%	11.72% to 13.30%
2012	94,889	$10.15 to $10.86	$ 993,413	1.40%	0.95% to 2.35%	7.41% to 8.93%
2011	111,786	$9.45 to $9.97	$ 1,082,096	2.30%	0.95% to 2.35%	-5.88% to -4.50%
2010	112,825	$9.97 to $10.44	$ 1,153,042	1.14%	0.95% to 2.60%	6.86% to 8.65%
2009	102,963	$9.33 to $9.61	$ 975,605	2.36%	0.95% to 2.60%	17.80% to 19.83%
Columbia Asset Allocation Fund, Variable Series - Class A						
2013	16	$19.03 to $19.88	$ 315	2.50%	1.40% to 1.80%	16.04% to 16.53%
2012	19	$16.40 to $17.06	$ 325	2.32%	1.40% to 1.80%	10.96% to 11.43%
2011	18	$14.78 to $15.31	$ 279	2.75%	1.40% to 1.80%	-2.64% to -2.23%
2010	20	$15.18 to $15.66	$ 303	2.29%	1.40% to 1.80%	11.37% to 11.86%
2009	22	$13.63 to $14.00	$ 308	3.86%	1.40% to 1.80%	21.81% to 22.27%
Columbia Small Cap Value Fund, Variable Series - Class B						
2013	5,503	$16.18 to $29.22	$ 147,852	1.00%	0.95% to 2.35%	30.91% to 32.79%
2012	6,310	$12.36 to $22.07	$ 128,867	0.29%	0.95% to 2.35%	8.61% to 10.19%
2011	7,095	$11.38 to $20.09	$ 132,452	0.88%	0.95% to 2.35%	-8.37% to -7.04%
2010	8,008	$12.42 to $21.68	$ 162,178	1.03%	0.95% to 2.35%	23.58% to 25.22%
2009	9,211	$10.05 to $17.36	$ 150,066	0.85%	0.95% to 2.35%	21.97% to 23.89%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio^A	Expense Ratio^B (lowest to highest)	Total Return^C (lowest to highest)
Columbia Small Company Growth Fund, Variable Series - Class A						
2013	1	$26.96	$ 32	-	1.40%	-
2012	1	$19.18	$ 13	-	1.55%	10.29%
2011	1	$17.39	$ 11	-	1.55%	-7.01%
2010	1	$18.70 to $18.85	$ 18	-	1.45% to 1.55%	26.35% to 26.51%
2009	2	$14.55 to $14.90	$ 25	-	1.45% to 1.80%	23.41% to 23.86%
Columbia VP Large Cap Growth Fund - Class 1						
2013	34	$9.85 to $9.99	$ 336	-	1.40% to 1.90%	27.92% to 28.74%
2012	39	$7.70 to $7.76	$ 299	-	1.40% to 1.90%	18.07% to 18.65%
2011	41	$6.52 to $6.55	$ 271	(c)	1.40% to 1.90%	(c)
2010	(c)	(c)	(c)	(c)	(c)	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)
Fidelity® VIP Equity-Income Portfolio - Service Class 2						
2013	11,017	$12.76 to $19.46	$ 170,991	2.24%	0.75% to 2.35%	24.82% to 26.90%
2012	12,874	$10.10 to $15.37	$ 159,095	2.88%	0.75% to 2.35%	14.35% to 16.13%
2011	14,627	$8.73 to $13.27	$ 157,133	2.22%	0.75% to 2.55%	-1.91% to -0.08%
2010	16,702	$8.77 to $13.31	$ 181,385	1.50%	0.75% to 2.60%	11.86% to 14.02%
2009	19,074	$7.72 to $11.70	$ 183,254	1.91%	0.75% to 2.60%	26.51% to 28.93%
Franklin Small Cap Value Securities Fund - Class 2						
2013	448	$27.73 to $29.18	$ 12,932	1.34%	0.75% to 1.35%	34.40% to 35.19%
2012	516	$20.58 to $21.64	$ 11,060	0.77%	0.75% to 1.35%	16.80% to 17.52%
2011	646	$17.58 to $18.46	$ 11,819	0.72%	0.75% to 1.35%	-5.08% to -4.51%
2010	748	$18.47 to $19.38	$ 14,384	0.75%	0.75% to 1.35%	26.54% to 27.30%
2009	799	$14.56 to $15.26	$ 12,115	1.65%	0.75% to 1.35%	27.41% to 28.14%
ING Balanced Portfolio - Class S						
2013	319	$12.03 to $17.37	$ 4,807	1.90%	0.75% to 2.00%	13.92% to 15.49%
2012	372	$10.56 to $15.04	$ 4,876	2.90%	0.75% to 2.00%	11.24% to 12.66%
2011	460	$9.44 to $13.35	$ 5,392	2.50%	0.75% to 2.10%	-3.67% to -2.34%
2010	562	$9.80 to $13.67	$ 6,681	2.62%	0.75% to 2.10%	11.49% to 12.88%
2009	654	$8.76 to $12.11	$ 6,899	4.06%	0.75% to 2.20%	16.33% to 18.15%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Intermediate Bond Portfolio - Class S						
2013	78,899	$11.20 to $16.00	$ 1,106,841	3.04%	0.75% to 2.35%	-2.71% to -1.11%
2012	82,847	$11.50 to $16.18	$ 1,185,574	4.24%	0.75% to 2.60%	6.25% to 8.30%
2011	91,027	$10.79 to $14.94	$ 1,214,624	4.18%	0.75% to 2.60%	4.48% to 6.49%
2010	99,181	$10.28 to $14.03	$ 1,253,226	4.77%	0.75% to 2.60%	6.67% to 8.68%
2009	106,012	$9.60 to $12.91	$ 1,241,312	6.19%	0.75% to 2.60%	8.41% to 10.44%
ING American Funds Asset Allocation Portfolio						
2013	38,858	$12.57 to $13.63	$ 507,731	1.22%	0.95% to 2.35%	20.17% to 21.91%
2012	36,387	$10.46 to $11.18	$ 392,917	1.33%	0.95% to 2.35%	12.84% to 14.55%
2011	35,868	$9.27 to $9.76	$ 340,934	1.42%	0.95% to 2.35%	-1.49% to -0.10%
2010	36,730	$9.41 to $9.77	$ 352,116	1.56%	0.95% to 2.35%	9.40% to 10.90%
2009	35,172	$8.60 to $8.81	$ 306,208	1.71%	0.95% to 2.35%	20.45% to 22.19%
ING American Funds Global Growth and Income Portfolio						
2013	2,041	$12.54 to $13.07	$ 26,061	1.31%	0.95% to 2.35%	18.98% to 20.68%
2012	1,385	$10.54 to $10.83	$ 14,789	1.44%	0.95% to 2.35%	14.07% to 15.71%
2011	734	$9.24 to $9.36	$ 6,822	(c)	0.95% to 2.35%	(c)
2010	(c)	(c)	(c)	(c)	(c)	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)
ING American Funds International Growth and Income Portfolio						
2013	1,682	$11.40 to $11.89	$ 19,557	1.22%	0.95% to 2.35%	15.62% to 17.26%
2012	1,103	$9.86 to $10.14	$ 11,029	1.62%	0.95% to 2.35%	12.94% to 14.58%
2011	511	$8.73 to $8.85	$ 4,490	(c)	0.95% to 2.35%	(c)
2010	(c)	(c)	(c)	(c)	(c)	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)
ING American Funds International Portfolio						
2013	55,336	$9.46 to $22.76	$ 1,093,953	0.87%	0.75% to 2.60%	17.86% to 20.08%
2012	60,606	$8.00 to $18.99	$ 1,009,047	1.36%	0.75% to 2.60%	14.15% to 16.35%
2011	67,548	$6.98 to $16.35	$ 977,119	1.65%	0.75% to 2.60%	-16.58% to -15.04%
2010	78,623	$8.34 to $19.28	$ 1,355,667	0.88%	0.75% to 2.60%	3.94% to 5.90%
2009	84,125	$8.00 to $18.25	$ 1,387,295	3.37%	0.75% to 2.60%	38.56% to 41.37%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Funds World Allocation Portfolio						
2013	12,604	$14.90 to $17.39	$ 194,620	1.53%	0.95% to 2.35%	12.03% to 13.66%
2012	13,575	$13.30 to $15.30	$ 185,967	1.42%	0.95% to 2.35%	10.37% to 11.92%
2011	14,957	$12.05 to $13.67	$ 184,314	1.09%	0.95% to 2.35%	-8.09% to -6.75%
2010	13,571	$13.11 to $14.66	$ 180,515	0.82%	0.95% to 2.35%	10.08% to 11.65%
2009	8,491	$11.91 to $13.13	$ 102,079	0.49%	0.95% to 2.35%	31.60% to 33.44%
ING BlackRock Health Sciences Opportunities Portfolio - Service Class						
2013	17,270	$14.86 to $20.57	$ 326,865	0.06%	0.90% to 2.55%	40.64% to 43.05%
2012	14,891	$10.48 to $14.38	$ 198,630	0.74%	0.90% to 2.60%	15.59% to 17.58%
2011	15,336	$8.98 to $12.23	$ 175,361	0.55%	0.90% to 2.60%	2.09% to 3.82%
2010	15,039	$8.72 to $11.78	$ 167,211	-	0.90% to 2.60%	4.17% to 6.05%
2009	16,988	$8.19 to $11.11	$ 179,816	-	0.90% to 2.60%	16.96% to 19.08%
ING BlackRock Inflation Protected Bond Portfolio - Service Class						
2013	25,733	$10.97 to $11.84	$ 291,031	-	0.75% to 2.35%	-10.81% to -9.41%
2012	45,124	$12.19 to $13.07	$ 568,856	0.67%	0.75% to 2.60%	3.80% to 5.57%
2011	41,818	$11.85 to $12.38	$ 504,313	2.03%	0.75% to 2.35%	9.42% to 11.13%
2010	23,288	$10.78 to $11.14	$ 255,091	1.85%	0.75% to 2.60%	2.76% to 4.70%
2009	15,090	$10.49 to $10.64	$ 159,401	(a)	0.75% to 2.60%	(a)
ING BlackRock Large Cap Growth Portfolio - Institutional Class						
2013	7	$12.33 to $12.84	$ 84	1.31%	0.75% to 1.35%	31.59% to 32.37%
2012	7	$9.37 to $9.70	$ 69	-	0.75% to 1.35%	13.16% to 13.98%
2011	16	$8.28 to $8.51	$ 134	0.70%	0.75% to 1.35%	-2.59% to -2.07%
2010	18	$8.50 to $8.69	$ 153	0.66%	0.75% to 1.35%	12.14% to 12.71%
2009	19	$7.58 to $7.71	$ 148	0.72%	0.75% to 1.35%	28.69% to 29.58%
ING BlackRock Large Cap Growth Portfolio - Service Class						
2013	10,667	$12.61 to $17.39	$ 166,380	1.09%	0.75% to 2.35%	29.96% to 32.12%
2012	12,257	$9.97 to $13.18	$ 146,114	0.51%	0.75% to 2.35%	11.83% to 13.65%
2011	13,029	$8.86 to $11.62	$ 138,504	0.47%	0.75% to 2.60%	-4.13% to -2.38%
2010	12,002	$9.15 to $11.92	$ 131,991	0.27%	0.75% to 2.60%	10.40% to 12.56%
2009	13,216	$8.21 to $10.60	$ 130,165	0.32%	0.75% to 2.60%	26.78% to 29.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Bond Portfolio												
2013	35,804	$10.31	to	$11.41	$ 385,432	1.11%	0.75%	to	2.35%	-3.46%	to	-1.90%
2012	40,340	$10.68	to	$11.65	$ 446,283	2.62%	0.75%	to	2.35%	3.99%	to	5.66%
2011	43,914	$10.27	to	$11.04	$ 463,738	2.67%	0.75%	to	2.35%	3.31%	to	4.99%
2010	49,259	$9.94	to	$10.55	$ 500,271	2.49%	0.75%	to	2.60%	3.28%	to	5.25%
2009	49,758	$9.60	to	$10.04	$ 484,377	3.65%	0.75%	to	2.60%	9.18%	to	11.35%
ING Clarion Global Real Estate Portfolio - Service Class												
2013	9,614	$10.16	to	$13.29	$ 119,039	5.50%	0.75%	to	2.35%	1.27%	to	2.94%
2012	10,755	$9.93	to	$12.94	$ 130,676	0.55%	0.75%	to	2.35%	22.73%	to	24.79%
2011	12,280	$8.01	to	$10.40	$ 120,762	3.48%	0.75%	to	2.35%	-7.52%	to	-6.08%
2010	14,082	$8.57	to	$11.08	$ 148,699	8.36%	0.75%	to	2.35%	13.21%	to	15.19%
2009	16,302	$7.49	to	$9.65	$ 151,036	2.43%	0.75%	to	2.60%	29.94%	to	32.34%
ING Clarion Global Real Estate Portfolio - Service 2 Class												
2013	142	$11.92	to	$12.69	$ 1,749	5.37%	1.40%	to	2.20%	1.27%	to	2.09%
2012	160	$11.77	to	$12.43	$ 1,935	0.37%	1.40%	to	2.20%	22.73%	to	23.68%
2011	185	$9.59	to	$10.05	$ 1,815	3.33%	1.40%	to	2.20%	-7.52%	to	-6.69%
2010	214	$10.37	to	$10.77	$ 2,264	8.28%	1.40%	to	2.20%	13.21%	to	14.09%
2009	247	$9.16	to	$9.44	$ 2,299	2.15%	1.40%	to	2.20%	30.30%	to	31.48%
ING Clarion Real Estate Portfolio - Service Class												
2013	3,853	$12.06	to	$104.23	$ 246,851	1.34%	0.50%	to	2.35%	-0.33%	to	1.54%
2012	4,386	$12.07	to	$102.65	$ 283,259	0.99%	0.50%	to	2.60%	12.57%	to	14.96%
2011	5,197	$10.67	to	$89.29	$ 292,946	1.29%	0.50%	to	2.60%	6.64%	to	8.96%
2010	6,187	$9.95	to	$81.95	$ 322,300	3.38%	0.50%	to	2.60%	24.70%	to	27.33%
2009	7,573	$7.94	to	$64.36	$ 307,226	3.51%	0.50%	to	2.60%	32.26%	to	35.21%
ING Clarion Real Estate Portfolio - Service 2 Class												
2013	808	$15.03	to	$28.04	$ 18,629	1.24%	1.40%	to	2.20%	-0.40%	to	0.43%
2012	872	$15.09	to	$27.92	$ 20,237	0.89%	1.40%	to	2.20%	12.86%	to	13.77%
2011	981	$13.37	to	$24.54	$ 20,207	1.17%	1.40%	to	2.20%	6.87%	to	7.77%
2010	1,093	$12.51	to	$22.77	$ 21,031	3.24%	1.40%	to	2.20%	24.98%	to	26.01%
2009	1,228	$10.01	to	$18.07	$ 18,836	3.33%	1.40%	to	2.20%	32.76%	to	33.80%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING DFA World Equity Portfolio - Service Class												
2013	16,705	$10.41	to	$12.58	$ 182,004	1.97%	0.75%	to	2.35%	21.90%	to	23.82%
2012	18,092	$8.54	to	$10.16	$ 160,718	2.12%	0.75%	to	2.35%	15.25%	to	17.05%
2011	20,489	$7.41	to	$8.68	$ 156,789	2.37%	0.75%	to	2.35%	-11.36%	to	-9.77%
2010	25,962	$8.36	to	$9.62	$ 222,454	1.62%	0.75%	to	2.60%	22.04%	to	23.81%
2009	22,107	$6.85	to	$7.77	$ 154,311	-	0.75%	to	2.35%	18.92%	to	21.03%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2013	31,336	$13.81	to	$24.80	$ 686,993	0.46%	0.80%	to	2.35%	32.84%	to	34.92%
2012	36,325	$10.38	to	$19.33	$ 596,317	0.60%	0.50%	to	2.35%	11.94%	to	14.04%
2011	43,006	$9.27	to	$16.95	$ 626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010	52,695	$10.64	to	$19.13	$ 879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%
2009	57,858	$8.48	to	$14.98	$ 766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2013	1,370	$18.82	to	$29.91	$ 35,504	0.32%	1.40%	to	2.20%	32.91%	to	34.01%
2012	1,542	$14.16	to	$22.32	$ 30,178	0.49%	1.40%	to	2.20%	11.85%	to	12.78%
2011	1,696	$12.66	to	$19.79	$ 29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010	1,862	$14.55	to	$22.57	$ 37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
2009	2,037	$11.61	to	$17.86	$ 32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
ING Franklin Income Portfolio - Service Class												
2013	37,987	$12.44	to	$14.72	$ 524,291	5.05%	0.95%	to	2.60%	11.67%	to	13.52%
2012	39,474	$11.10	to	$12.97	$ 483,680	5.97%	0.95%	to	2.60%	9.67%	to	11.55%
2011	41,219	$10.08	to	$11.63	$ 456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010	40,859	$10.06	to	$11.46	$ 448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
2009	43,601	$9.11	to	$10.25	$ 431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
ING Franklin Income Portfolio - Service 2 Class												
2013	775	$13.18	to	$14.03	$ 10,547	4.59%	1.40%	to	2.20%	11.88%	to	12.78%
2012	846	$11.78	to	$12.44	$ 10,259	5.73%	1.40%	to	2.20%	9.99%	to	10.97%
2011	820	$10.71	to	$11.21	$ 9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010	822	$10.69	to	$11.11	$ 8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
2009	799	$9.69	to	$9.99	$ 7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Franklin Mutual Shares Portfolio - Service Class						
2013	15,053	$11.56 to $14.23	$ 202,977	1.11%	0.95% to 2.55%	24.46% to 26.49%
2012	16,434	$9.26 to $11.25	$ 176,567	1.55%	0.95% to 2.55%	10.68% to 12.54%
2011	18,518	$8.34 to $10.00	$ 178,164	3.44%	0.95% to 2.55%	-3.34% to -1.77%
2010	20,340	$8.60 to $10.18	$ 200,678	0.43%	0.95% to 2.60%	8.73% to 10.53%
2009	20,839	$7.89 to $9.21	$ 187,539	0.13%	0.95% to 2.60%	23.25% to 25.34%
ING Franklin Templeton Founding Strategy Portfolio - Service Class						
2013	80,230	$10.72 to $13.43	$ 918,492	2.67%	0.75% to 2.60%	20.86% to 23.10%
2012	81,829	$8.87 to $10.91	$ 768,266	3.71%	0.75% to 2.60%	12.85% to 14.96%
2011	90,783	$7.86 to $9.49	$ 747,851	2.35%	0.75% to 2.60%	-3.79% to -1.96%
2010	100,997	$8.17 to $9.68	$ 857,015	2.48%	0.75% to 2.60%	7.93% to 9.88%
2009	109,090	$7.57 to $8.81	$ 849,891	2.86%	0.75% to 2.60%	26.80% to 29.37%
ING Global Resources Portfolio - Adviser Class						
2013	7,982	$9.17 to $9.57	$ 74,575	0.58%	0.95% to 2.35%	10.48% to 12.19%
2012	8,597	$8.30 to $8.53	$ 72,214	0.62%	0.95% to 2.35%	-5.47% to -4.16%
2011	9,963	$8.78 to $8.90	$ 87,944	(c)	0.95% to 2.35%	(c)
2010	(c)	(c)	(c)	(c)	(c)	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)
ING Global Resources Portfolio - Service Class						
2013	10,751	$8.87 to $49.93	$ 380,095	0.94%	0.80% to 2.60%	10.68% to 12.68%
2012	12,902	$7.99 to $44.31	$ 410,662	0.76%	0.80% to 2.60%	-5.36% to -3.61%
2011	14,721	$8.41 to $45.97	$ 491,277	0.55%	0.80% to 2.60%	-11.52% to -9.88%
2010	17,390	$9.47 to $51.01	$ 653,531	0.86%	0.80% to 2.60%	18.51% to 20.68%
2009	22,047	$7.96 to $42.27	$ 692,061	0.33%	0.80% to 2.60%	33.93% to 36.40%
ING Global Resources Portfolio - Service 2 Class						
2013	815	$18.46 to $29.59	$ 20,189	0.79%	1.40% to 2.20%	10.87% to 11.79%
2012	962	$16.65 to $26.47	$ 21,585	0.60%	1.40% to 2.20%	-5.13% to -4.34%
2011	1,052	$17.55 to $27.67	$ 24,799	0.42%	1.40% to 2.20%	-11.23% to -10.51%
2010	1,153	$19.77 to $30.92	$ 30,533	0.77%	1.40% to 2.20%	18.81% to 19.75%
2009	1,285	$16.64 to $25.82	$ 28,489	0.04%	1.40% to 2.20%	34.19% to 35.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Growth and Income Portfolio - Service Class												
2013	12,404	$13.14	to	$50.68	$ 459,576	1.33%	0.50%	to	2.35%	30.77%	to	33.23%
2012	13,206	$9.98	to	$38.04	$ 373,644	1.88%	0.50%	to	2.35%	11.85%	to	13.99%
2011	15,290	$8.86	to	$33.37	$ 383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010	17,670	$9.21	to	$34.28	$ 460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
2009	20,388	$8.35	to	$30.63	$ 482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
ING Invesco Growth and Income Portfolio - Service 2 Class												
2013	2,503	$15.30	to	$22.35	$ 49,490	1.21%	1.40%	to	2.20%	30.77%	to	31.86%
2012	2,943	$11.70	to	$16.95	$ 44,647	1.68%	1.40%	to	2.20%	11.85%	to	12.77%
2011	3,289	$10.46	to	$15.03	$ 44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010	3,710	$10.95	to	$15.61	$ 52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
2009	3,999	$9.97	to	$14.09	$ 51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2013	24,962	$8.30	to	$23.74	$ 496,586	0.83%	0.75%	to	2.35%	-7.92%	to	-6.44%
2012	26,345	$9.00	to	$25.39	$ 565,548	-	0.75%	to	2.60%	16.04%	to	18.22%
2011	26,986	$7.73	to	$21.49	$ 495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010	28,787	$9.68	to	$26.50	$ 657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
2009	35,528	$8.23	to	$22.21	$ 692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2013	839	$20.09	to	$33.02	$ 22,743	0.72%	1.40%	to	2.20%	-7.97%	to	-7.20%
2012	914	$21.83	to	$35.58	$ 26,943	-	1.40%	to	2.20%	16.30%	to	17.23%
2011	1,006	$18.77	to	$30.35	$ 25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010	1,118	$23.52	to	$37.72	$ 35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
2009	1,238	$20.02	to	$31.84	$ 33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2013	14,701	$17.41	to	$26.34	$ 340,857	0.75%	0.90%	to	2.60%	35.35%	to	37.69%
2012	13,087	$12.81	to	$19.13	$ 223,964	0.17%	0.90%	to	2.60%	15.58%	to	17.65%
2011	15,244	$11.03	to	$16.26	$ 223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010	16,918	$11.41	to	$16.63	$ 257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%
2009	12,649	$9.20	to	$13.24	$ 153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class						
2013	1,527	$18.05 to $29.51	$ 38,368	0.63%	1.40% to 2.20%	35.71% to 36.81%
2012	1,788	$13.30 to $21.57	$ 33,170	0.01%	1.40% to 2.20%	15.85% to 16.85%
2011	2,003	$11.48 to $18.46	$ 32,082	0.19%	1.40% to 2.20%	-3.61% to -2.84%
2010	2,318	$11.91 to $19.00	$ 38,538	0.11%	1.40% to 2.20%	23.80% to 24.75%
2009	2,557	$9.62 to $15.23	$ 34,226	0.22%	1.40% to 2.20%	24.29% to 25.35%
ING Large Cap Growth Portfolio - Adviser Class						
2013	163,684	$13.04 to $13.41	$ 2,158,334	0.35%	0.75% to 2.35%	27.22% to 29.32%
2012	184,662	$10.23 to $10.37	$ 1,901,279	(d)	0.75% to 2.60%	(d)
2011	(d)	(d)	(d)	(d)	(d)	(d)
2010	(d)	(d)	(d)	(d)	(d)	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
ING Large Cap Growth Portfolio - Service Class						
2013	47,336	$18.47 to $23.36	$ 966,897	0.70%	0.75% to 2.60%	27.56% to 29.63%
2012	13,596	$14.48 to $18.02	$ 214,540	0.47%	0.75% to 2.35%	15.01% to 16.94%
2011	15,951	$12.59 to $15.41	$ 217,732	0.27%	0.75% to 2.35%	-0.16% to 1.52%
2010	8,969	$12.61 to $15.18	$ 121,916	0.34%	0.75% to 2.35%	11.59% to 13.37%
2009	7,714	$11.30 to $13.39	$ 93,436	0.43%	0.75% to 2.35%	39.16% to 41.39%
ING Large Cap Growth Portfolio - Service 2 Class						
2013	52	$18.47 to $20.70	$ 1,017	0.32%	1.40% to 2.20%	27.47% to 28.57%
2012	56	$14.49 to $16.10	$ 856	0.49%	1.40% to 2.20%	15.09% to 16.08%
2011	59	$12.59 to $13.87	$ 784	0.24%	1.40% to 2.20%	-0.16% to 0.58%
2010	67	$12.61 to $13.79	$ 886	-	1.40% to 2.20%	11.59% to 12.57%
2009	74	$11.30 to $12.25	$ 879	-	1.40% to 2.20%	38.99% to 40.16%
ING Large Cap Value Portfolio - Service Class						
2013	40,153	$11.07 to $14.82	$ 579,266	0.86%	0.75% to 2.35%	27.61% to 29.48%
2012	6,830	$11.12 to $11.45	$ 76,880	2.34%	0.90% to 2.35%	11.65% to 13.37%
2011	6,463	$9.95 to $10.10	$ 64,740	(c)	0.90% to 2.45%	(c)
2010	(c)	(c)	(c)	(c)	(c)	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Limited Maturity Bond Portfolio - Service Class						
2013	2,355	$10.27 to $28.68	$ 50,546	0.88%	0.50% to 2.25%	-1.55% to 0.21%
2012	2,884	$10.41 to $28.62	$ 62,727	0.78%	0.50% to 2.25%	-0.79% to 0.99%
2011	3,478	$10.46 to $28.34	$ 75,764	3.11%	0.50% to 2.25%	-1.10% to 0.64%
2010	4,330	$10.56 to $28.16	$ 94,829	3.66%	0.50% to 2.25%	0.85% to 2.62%
2009	5,258	$10.44 to $27.44	$ 113,748	4.79%	0.50% to 2.25%	4.76% to 6.65%
ING Liquid Assets Portfolio - Service Class						
2013	48,160	$8.97 to $18.84	$ 685,459	-	0.75% to 2.35%	-2.29% to -0.74%
2012	57,672	$9.17 to $18.98	$ 822,755	-	0.75% to 2.35%	-2.44% to -0.73%
2011	67,502	$9.39 to $19.12	$ 994,227	-	0.75% to 2.35%	-2.29% to -0.73%
2010	70,785	$9.60 to $19.26	$ 1,063,594	-	0.75% to 2.60%	-2.58% to -0.77%
2009	97,754	$9.82 to $19.41	$ 1,494,964	0.11%	0.75% to 2.60%	-2.33% to -0.41%
ING Liquid Assets Portfolio - Service 2 Class						
2013	1,211	$9.43 to $10.01	$ 11,692	-	1.40% to 2.20%	-2.18% to -1.38%
2012	1,568	$9.63 to $10.15	$ 15,419	-	1.40% to 2.20%	-2.23% to -1.36%
2011	1,931	$9.84 to $10.29	$ 19,328	-	1.40% to 2.20%	-2.18% to -1.34%
2010	2,263	$10.04 to $10.43	$ 23,027	-	1.40% to 2.20%	-2.13% to -1.42%
2009	3,118	$10.23 to $10.58	$ 32,318	0.06%	1.40% to 2.20%	-2.00% to -1.12%
ING Marsico Growth Portfolio - Service Class						
2013	21,521	$13.20 to $27.02	$ 477,882	0.78%	0.80% to 2.60%	31.93% to 34.43%
2012	24,264	$9.91 to $20.10	$ 405,242	0.42%	0.80% to 2.60%	9.68% to 11.60%
2011	27,653	$8.96 to $18.01	$ 417,672	0.23%	0.80% to 2.60%	-4.24% to -2.44%
2010	31,986	$9.26 to $18.46	$ 502,962	0.52%	0.80% to 2.60%	16.68% to 18.87%
2009	34,422	$7.78 to $15.53	$ 460,437	0.84%	0.80% to 2.60%	25.61% to 28.03%
ING Marsico Growth Portfolio - Service 2 Class						
2013	936	$14.77 to $22.22	$ 18,209	0.65%	1.40% to 2.20%	32.47% to 33.53%
2012	1,125	$11.15 to $16.64	$ 16,538	0.26%	1.40% to 2.20%	9.85% to 10.71%
2011	1,227	$10.15 to $15.03	$ 16,367	0.10%	1.40% to 2.20%	-3.97% to -3.16%
2010	1,351	$10.57 to $15.52	$ 18,769	0.40%	1.40% to 2.20%	16.92% to 17.93%
2009	1,476	$9.04 to $13.16	$ 17,480	0.69%	1.40% to 2.20%	26.08% to 27.03%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2013	21,493	$12.19	to	$41.08	$ 643,335	2.12%	0.50%	to	2.35%	15.93%	to	18.08%
2012	23,691	$10.48	to	$34.79	$ 614,072	2.44%	0.50%	to	2.60%	8.32%	to	10.62%
2011	26,667	$9.62	to	$31.45	$ 635,627	2.40%	0.50%	to	2.60%	-1.08%	to	1.09%
2010	31,007	$9.66	to	$31.11	$ 742,863	0.45%	0.50%	to	2.60%	7.07%	to	9.27%
2009	35,805	$8.98	to	$28.47	$ 797,586	2.44%	0.50%	to	2.60%	14.78%	to	17.31%
ING MFS Total Return Portfolio - Service 2 Class												
2013	1,962	$13.18	to	$17.71	$ 30,962	2.01%	1.40%	to	2.20%	15.92%	to	16.90%
2012	2,266	$11.37	to	$15.15	$ 30,932	2.25%	1.40%	to	2.20%	8.49%	to	9.39%
2011	2,472	$10.48	to	$13.85	$ 30,990	2.33%	1.40%	to	2.20%	-0.76%	to	0.07%
2010	2,737	$10.56	to	$13.84	$ 34,511	0.44%	1.40%	to	2.20%	7.32%	to	8.12%
2009	2,933	$9.84	to	$12.80	$ 34,335	2.28%	1.40%	to	2.20%	15.09%	to	16.05%
ING MFS Utilities Portfolio - Service Class												
2013	21,112	$12.09	to	$24.14	$ 467,192	1.98%	0.75%	to	2.35%	17.34%	to	19.24%
2012	24,539	$10.29	to	$20.27	$ 460,175	3.07%	0.75%	to	2.35%	10.63%	to	12.46%
2011	27,505	$9.29	to	$18.06	$ 463,878	3.57%	0.75%	to	2.60%	3.61%	to	5.61%
2010	26,755	$8.94	to	$17.13	$ 431,592	2.55%	0.75%	to	2.60%	10.77%	to	12.77%
2009	28,774	$8.04	to	$15.20	$ 416,638	5.29%	0.75%	to	2.60%	29.34%	to	31.87%
ING Morgan Stanley Global Franchise Portfolio - Service Class												
2013	16,170	$14.06	to	$26.78	$ 378,364	2.10%	0.90%	to	2.35%	16.60%	to	18.34%
2012	17,853	$12.04	to	$22.63	$ 357,517	1.74%	0.90%	to	2.35%	13.03%	to	14.76%
2011	18,918	$10.64	to	$19.72	$ 333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
2010	19,799	$9.98	to	$18.25	$ 326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
2009	18,516	$8.96	to	$16.29	$ 272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class												
2013	2,604	$19.33	to	$26.72	$ 61,552	1.92%	1.40%	to	2.20%	16.66%	to	17.66%
2012	2,939	$16.57	to	$22.71	$ 59,526	1.54%	1.40%	to	2.20%	13.03%	to	13.89%
2011	3,291	$14.66	to	$19.94	$ 58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
2010	3,747	$13.76	to	$18.57	$ 62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
2009	4,059	$12.36	to	$16.54	$ 60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Multi-Manager Large Cap Core Portfolio - Service Class												
2013	3,566	$12.73	to	$16.41	$ 53,705	0.70%	0.75%	to	2.35%	27.23%	to	29.31%
2012	3,858	$9.88	to	$12.69	$ 45,382	1.26%	0.75%	to	2.35%	7.69%	to	9.49%
2011	4,457	$9.06	to	$11.59	$ 48,382	1.32%	0.75%	to	2.60%	-7.09%	to	-5.23%
2010	5,005	$9.61	to	$12.23	$ 57,938	1.02%	0.75%	to	2.60%	12.94%	to	14.94%
2009	5,109	$8.39	to	$10.64	$ 51,948	1.15%	0.75%	to	2.60%	20.84%	to	23.29%
ING PIMCO High Yield Portfolio - Service Class												
2013	29,793	$12.49	to	$19.46	$ 531,257	5.82%	0.75%	to	2.35%	3.15%	to	4.81%
2012	34,403	$12.07	to	$19.25	$ 590,727	6.55%	0.50%	to	2.60%	11.03%	to	13.44%
2011	32,978	$10.80	to	$16.97	$ 506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010	34,750	$12.41	to	$16.33	$ 519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
2009	29,928	$11.24	to	$14.47	$ 400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
ING PIMCO Total Return Bond Portfolio - Service Class												
2013	122,371	$12.23	to	$22.44	$ 2,193,440	3.26%	0.75%	to	2.60%	-4.29%	to	-2.48%
2012	158,327	$12.71	to	$23.01	$ 2,929,962	3.31%	0.75%	to	2.60%	5.90%	to	7.98%
2011	162,686	$11.92	to	$21.31	$ 2,819,652	4.06%	0.75%	to	2.60%	0.76%	to	2.67%
2010	174,530	$11.75	to	$20.76	$ 2,995,230	4.93%	0.75%	to	2.60%	4.96%	to	6.90%
2009	184,659	$11.14	to	$19.42	$ 2,982,070	4.08%	0.75%	to	2.60%	11.41%	to	13.57%
ING PIMCO Total Return Bond Portfolio - Service 2 Class												
2013	3,560	$13.35	to	$15.70	$ 52,388	3.17%	1.40%	to	2.20%	-4.09%	to	-3.27%
2012	4,251	$13.92	to	$16.23	$ 64,889	3.18%	1.40%	to	2.20%	6.26%	to	7.13%
2011	4,593	$13.10	to	$15.15	$ 65,836	4.01%	1.40%	to	2.20%	1.00%	to	1.75%
2010	5,170	$12.97	to	$14.89	$ 73,254	4.52%	1.40%	to	2.20%	5.19%	to	6.05%
2009	5,514	$12.33	to	$14.04	$ 73,887	3.66%	1.40%	to	2.20%	11.79%	to	12.68%
ING Retirement Conservative Portfolio - Adviser Class												
2013	49,552	$9.64	to	$10.24	$ 491,016	3.35%	0.95%	to	2.35%	1.90%	to	3.43%
2012	60,572	$9.46	to	$9.90	$ 584,925	2.99%	0.95%	to	2.35%	5.35%	to	6.92%
2011	60,971	$8.98	to	$9.26	$ 555,004	1.59%	0.95%	to	2.35%	2.75%	to	4.16%
2010	53,453	$8.74	to	$8.89	$ 470,803	0.25%	0.95%	to	2.35%	5.30%	to	6.85%
2009	48,192	$8.30	to	$8.32	$ 400,422	(a)	0.95%	to	2.35%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Growth Portfolio - Adviser Class												
2013	350,342	$12.57	to	$13.35	$ 4,522,383	1.85%	0.95%	to	2.35%	15.85%	to	17.62%
2012	380,195	$10.76	to	$11.35	$ 4,208,491	2.39%	0.95%	to	2.60%	10.02%	to	11.83%
2011	412,396	$9.78	to	$10.15	$ 4,111,687	0.83%	0.95%	to	2.60%	-3.74%	to	-2.12%
2010	449,035	$10.16	to	$10.37	$ 4,611,727	0.37%	0.95%	to	2.60%	8.66%	to	10.55%
2009	484,226	$9.35	to	$9.38	$ 4,534,412	(a)	0.95%	to	2.60%		(a)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2013	233,805	$12.41	to	$13.31	$ 3,012,105	2.07%	0.95%	to	2.60%	12.72%	to	14.64%
2012	251,860	$11.01	to	$11.61	$ 2,852,881	2.58%	0.95%	to	2.60%	8.69%	to	10.48%
2011	276,852	$10.13	to	$10.51	$ 2,858,948	1.05%	0.95%	to	2.60%	-2.50%	to	-0.85%
2010	303,412	$10.39	to	$10.60	$ 3,185,520	0.47%	0.95%	to	2.60%	8.12%	to	9.96%
2009	322,936	$9.61	to	$9.64	$ 3,108,225	(a)	0.95%	to	2.60%		(a)	
ING Retirement Moderate Portfolio - Adviser Class												
2013	131,903	$12.14	to	$12.89	$ 1,646,445	2.70%	0.95%	to	2.35%	7.43%	to	8.98%
2012	144,592	$11.21	to	$11.83	$ 1,668,464	3.17%	0.95%	to	2.60%	7.38%	to	9.23%
2011	157,865	$10.44	to	$10.83	$ 1,681,480	1.39%	0.95%	to	2.60%	-0.48%	to	1.12%
2010	171,842	$10.49	to	$10.71	$ 1,823,032	0.56%	0.95%	to	2.60%	6.61%	to	8.51%
2009	186,216	$9.84	to	$9.87	$ 1,834,949	(a)	0.95%	to	2.60%		(a)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2013	58,165	$14.31	to	$82.99	$ 2,811,421	1.11%	0.75%	to	2.35%	19.39%	to	21.29%
2012	60,087	$11.95	to	$68.46	$ 2,461,428	1.57%	0.75%	to	2.60%	11.48%	to	13.62%
2011	64,353	$10.65	to	$60.29	$ 2,370,408	1.81%	0.75%	to	2.60%	0.24%	to	2.10%
2010	73,279	$10.56	to	$59.06	$ 2,636,403	1.59%	0.75%	to	2.60%	11.01%	to	13.15%
2009	75,826	$9.45	to	$52.21	$ 2,513,348	1.88%	0.75%	to	2.60%	29.86%	to	32.33%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2013	3,686	$16.75	to	$25.16	$ 81,130	0.93%	1.40%	to	2.20%	19.30%	to	20.27%
2012	4,186	$14.04	to	$20.92	$ 77,162	1.46%	1.40%	to	2.20%	11.87%	to	12.78%
2011	4,440	$12.55	to	$18.55	$ 73,103	1.65%	1.40%	to	2.20%	0.48%	to	1.26%
2010	5,094	$12.49	to	$18.32	$ 83,486	1.42%	1.40%	to	2.20%	11.32%	to	12.32%
2009	5,711	$11.22	to	$16.31	$ 83,348	1.69%	1.40%	to	2.20%	30.16%	to	31.11%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2013	20,605	$12.78 to $56.03	$ 744,561	1.63%	0.50% to 2.35%	26.71% to 29.10%
2012	22,522	$10.36 to $43.40	$ 645,207	1.94%	0.50% to 2.45%	14.30% to 16.64%
2011	25,659	$8.99 to $37.21	$ 643,106	1.98%	0.50% to 2.60%	-3.43% to -1.40%
2010	26,314	$9.23 to $37.74	$ 685,068	1.57%	0.50% to 2.60%	11.93% to 14.40%
2009	28,154	$8.17 to $32.99	$ 652,560	1.66%	0.50% to 2.60%	21.80% to 24.35%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class						
2013	1,407	$14.62 to $21.15	$ 26,577	1.49%	1.40% to 2.20%	26.80% to 27.79%
2012	1,624	$11.53 to $16.55	$ 24,314	1.88%	1.40% to 2.20%	14.27% to 15.25%
2011	1,780	$10.09 to $14.36	$ 23,289	1.90%	1.40% to 2.20%	-3.07% to -2.31%
2010	1,773	$10.41 to $14.70	$ 23,922	1.49%	1.40% to 2.20%	12.18% to 13.16%
2009	1,880	$9.28 to $12.99	$ 22,439	1.53%	1.40% to 2.20%	22.06% to 23.01%
ING T. Rowe Price International Stock Portfolio - Service Class						
2013	9,776	$8.71 to $16.31	$ 146,227	1.05%	0.75% to 2.60%	11.35% to 13.51%
2012	10,865	$7.79 to $14.39	$ 144,821	0.28%	0.75% to 2.60%	15.60% to 17.87%
2011	11,431	$6.71 to $12.23	$ 130,635	3.60%	0.75% to 2.60%	-14.58% to -13.01%
2010	12,505	$7.83 to $14.08	$ 166,057	1.37%	0.75% to 2.60%	10.86% to 12.93%
2009	14,798	$7.04 to $12.48	$ 175,866	1.22%	0.75% to 2.60%	33.99% to 36.62%
ING Templeton Global Growth Portfolio - Service Class						
2013	10,655	$11.70 to $35.97	$ 290,506	1.56%	0.80% to 2.35%	27.53% to 29.57%
2012	11,449	$9.16 to $27.76	$ 243,263	1.84%	0.80% to 2.35%	18.96% to 20.75%
2011	12,807	$7.70 to $22.99	$ 228,537	1.62%	0.80% to 2.60%	-8.11% to -6.43%
2010	14,785	$8.35 to $24.57	$ 286,405	1.43%	0.80% to 2.60%	4.99% to 6.87%
2009	16,283	$7.93 to $22.99	$ 299,463	2.07%	0.80% to 2.60%	28.88% to 31.22%
ING Templeton Global Growth Portfolio - Service 2 Class						
2013	295	$14.66 to $23.11	$ 5,903	1.56%	1.40% to 2.20%	27.59% to 28.60%
2012	295	$11.49 to $17.97	$ 4,627	1.76%	1.40% to 2.20%	18.94% to 19.88%
2011	298	$9.66 to $14.99	$ 3,901	1.44%	1.40% to 2.20%	-7.91% to -7.13%
2010	332	$10.49 to $16.14	$ 4,732	1.36%	1.40% to 2.20%	5.22% to 6.04%
2009	346	$9.97 to $15.22	$ 4,691	1.95%	1.40% to 2.20%	29.15% to 30.20%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Diversified International Fund - Class R						
2013	11	$10.16 to $10.61	$ 112	-	0.75% to 1.35%	14.67% to 15.33%
2012	11	$8.86 to $9.20	$ 100	1.75%	0.75% to 1.35%	15.97% to 16.60%
2011	17	$7.64 to $7.89	$ 128	0.65%	0.75% to 1.35%	-16.50% to -15.97%
2010	19	$9.15 to $9.39	$ 178	0.52%	0.75% to 1.35%	9.84% to 10.47%
2009	24	$8.33 to $8.50	$ 203	0.52%	0.75% to 1.35%	32.85% to 33.86%
ING Global Perspectives Fund - Class R						
2013	2,340	$10.34 to $10.41	$ 24,351	(e)	1.40% to 2.35%	(e)
2012	(e)	(e)	(e)	(e)	(e)	(e)
2011	(e)	(e)	(e)	(e)	(e)	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small-Mid Cap Value Portfolio - Service Class						
2013	71	$25.63 to $28.23	$ 1,968	1.16%	0.75% to 1.35%	29.57% to 30.42%
2012	85	$19.73 to $21.71	$ 1,828	1.05%	0.75% to 1.35%	14.75% to 15.45%
2011	106	$17.14 to $18.85	$ 1,975	1.15%	0.75% to 1.35%	-4.44% to -3.85%
2010	157	$17.90 to $19.66	$ 3,047	1.06%	0.75% to 1.35%	20.36% to 21.06%
2009	127	$14.83 to $16.27	$ 2,051	2.20%	0.75% to 1.35%	33.81% to 34.63%
ING Baron Growth Portfolio - Service Class						
2013	25,234	$16.01 to $30.70	$ 507,090	1.29%	0.75% to 2.35%	35.59% to 37.79%
2012	23,792	$11.79 to $22.28	$ 351,077	-	0.75% to 2.60%	16.58% to 18.76%
2011	26,714	$10.08 to $18.76	$ 335,771	-	0.75% to 2.60%	-0.43% to 1.46%
2010	27,327	$10.09 to $18.49	$ 342,203	-	0.75% to 2.60%	23.17% to 25.61%
2009	28,614	$8.16 to $14.72	$ 288,247	-	0.75% to 2.60%	31.77% to 34.18%
ING Columbia Contrarian Core Portfolio - Service Class						
2013	22,276	$11.92 to $18.51	$ 294,606	1.39%	0.75% to 2.60%	31.24% to 33.74%
2012	24,498	$9.05 to $13.88	$ 244,764	0.29%	0.75% to 2.60%	9.35% to 11.42%
2011	26,804	$8.24 to $12.49	$ 242,733	0.98%	0.75% to 2.60%	-7.16% to -5.44%
2010	30,184	$8.85 to $13.23	$ 291,613	0.41%	0.75% to 2.60%	9.11% to 11.26%
2009	30,411	$8.08 to $11.93	$ 266,995	0.67%	0.75% to 2.60%	28.14% to 30.66%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2013	9,998	$13.95	to	$17.00	$ 146,551	0.79%	0.95%	to	2.35%	36.63%	to	38.68%
2012	11,729	$10.21	to	$12.27	$ 124,999	0.24%	0.95%	to	2.35%	11.58%	to	13.14%
2011	13,429	$9.15	to	$10.85	$ 127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
2010	15,497	$9.52	to	$11.27	$ 153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
2009	19,380	$7.80	to	$9.08	$ 156,330	1.23%	0.95%	to	2.60%	21.50%	to	23.51%
ING Global Bond Portfolio - Service Class												
2013	480	$13.39	to	$14.11	$ 6,644	1.83%	0.75%	to	1.35%	-5.57%	to	-4.98%
2012	587	$14.18	to	$14.85	$ 8,567	5.78%	0.75%	to	1.35%	6.22%	to	6.83%
2011	652	$13.35	to	$13.90	$ 8,930	7.06%	0.75%	to	1.35%	2.14%	to	2.73%
2010	721	$13.07	to	$13.53	$ 9,633	3.10%	0.75%	to	1.35%	13.95%	to	14.66%
2009	732	$11.47	to	$11.80	$ 8,547	3.29%	0.75%	to	1.35%	19.73%	to	20.41%
ING Invesco Comstock Portfolio - Service Class												
2013	15,436	$13.89	to	$21.12	$ 268,151	0.82%	0.75%	to	2.60%	31.57%	to	34.00%
2012	14,417	$10.47	to	$15.80	$ 189,072	1.27%	0.75%	to	2.60%	15.46%	to	17.69%
2011	15,372	$8.97	to	$13.45	$ 173,078	1.34%	0.75%	to	2.60%	-4.60%	to	-2.75%
2010	16,119	$9.32	to	$13.88	$ 189,031	1.38%	0.75%	to	2.60%	12.14%	to	14.24%
2009	15,876	$8.24	to	$12.18	$ 164,271	2.32%	0.75%	to	2.60%	25.28%	to	27.51%
ING Invesco Equity and Income Portfolio - Initial Class												
2013	96	$16.99	to	$17.67	$ 1,696	1.38%	0.75%	to	1.20%	23.47%	to	24.00%
2012	107	$13.76	to	$14.25	$ 1,502	2.34%	0.75%	to	1.20%	11.42%	to	11.94%
2011	123	$12.35	to	$12.73	$ 1,540	2.04%	0.75%	to	1.20%	-2.29%	to	-1.85%
2010	160	$12.64	to	$12.97	$ 2,046	1.74%	0.75%	to	1.20%	10.97%	to	11.52%
2009	202	$11.39	to	$11.63	$ 2,321	1.91%	0.75%	to	1.20%	21.30%	to	21.78%
ING Invesco Equity and Income Portfolio - Service Class												
2013	15,145	$12.34	to	$20.83	$ 242,782	1.29%	0.75%	to	2.35%	21.64%	to	23.71%
2012	13,440	$10.11	to	$16.88	$ 176,309	1.91%	0.75%	to	2.60%	9.51%	to	11.63%
2011	14,689	$9.18	to	$15.16	$ 174,083	1.91%	0.75%	to	2.60%	-3.83%	to	-2.06%
2010	16,986	$9.50	to	$15.52	$ 207,495	1.64%	0.75%	to	2.60%	9.13%	to	11.22%
2009	17,055	$8.66	to	$13.99	$ 189,556	1.66%	0.75%	to	2.60%	19.14%	to	21.49%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2013	13,131	$15.14	to	$28.58	$ 244,250	0.65%	0.75%	to	2.35%	28.52%	to	30.56%
2012	11,668	$11.78	to	$21.89	$ 168,040	0.77%	0.75%	to	2.35%	17.21%	to	19.10%
2011	10,281	$10.05	to	$18.38	$ 125,814	0.84%	0.75%	to	2.35%	-0.59%	to	1.10%
2010	9,712	$10.11	to	$18.18	$ 121,321	0.90%	0.75%	to	2.45%	19.98%	to	22.01%
2009	6,384	$8.42	to	$14.90	$ 67,915	1.46%	0.75%	to	2.55%	22.50%	to	24.69%
ING Oppenheimer Global Portfolio - Initial Class												
2013	260	$17.57	to	$19.62	$ 4,929	1.32%	0.75%	to	2.00%	24.52%	to	26.17%
2012	317	$14.11	to	$15.55	$ 4,775	1.31%	0.75%	to	2.00%	19.27%	to	20.73%
2011	389	$11.83	to	$12.88	$ 4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010	492	$13.07	to	$14.12	$ 6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
2009	618	$11.50	to	$12.26	$ 7,415	2.34%	0.75%	to	2.10%	36.74%	to	38.53%
ING Oppenheimer Global Portfolio - Service Class												
2013	9,113	$12.93	to	$23.74	$ 169,506	1.20%	0.75%	to	2.60%	23.52%	to	25.84%
2012	8,771	$10.36	to	$18.90	$ 130,891	1.00%	0.75%	to	2.60%	18.18%	to	20.49%
2011	9,333	$8.68	to	$15.74	$ 116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010	8,943	$9.62	to	$17.35	$ 124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
2009	10,171	$8.44	to	$15.14	$ 124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
ING PIMCO Total Return Portfolio - Service Class												
2013	293	$14.28	to	$16.49	$ 4,426	3.14%	0.75%	to	1.35%	-3.19%	to	-2.66%
2012	338	$14.75	to	$16.94	$ 5,259	3.01%	0.75%	to	1.35%	6.42%	to	7.08%
2011	430	$13.86	to	$15.82	$ 6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
2010	556	$13.61	to	$15.44	$ 7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
2009	718	$12.82	to	$14.46	$ 9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
ING Solution 2015 Portfolio - Service Class												
2013	1,089	$13.33	to	$14.05	$ 14,906	3.13%	0.75%	to	1.35%	7.67%	to	8.33%
2012	1,215	$12.38	to	$12.97	$ 15,403	4.12%	0.75%	to	1.35%	9.95%	to	10.57%
2011	1,306	$11.26	to	$11.73	$ 15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
2010	1,520	$11.50	to	$11.90	$ 17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
2009	1,596	$10.48	to	$10.78	$ 16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2025 Portfolio - Service Class												
2013	1,227	$13.94	to	$14.69	$ 17,579	2.21%	0.75%	to	1.35%	14.73%	to	15.40%
2012	1,318	$12.15	to	$12.73	$ 16,392	2.73%	0.75%	to	1.35%	11.88%	to	12.65%
2011	1,479	$10.86	to	$11.30	$ 16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
2010	1,598	$11.36	to	$11.75	$ 18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%
2009	1,640	$10.12	to	$10.41	$ 16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
ING Solution 2035 Portfolio - Service Class												
2013	647	$14.59	to	$15.38	$ 9,672	1.88%	0.75%	to	1.35%	18.71%	to	19.50%
2012	749	$12.29	to	$12.87	$ 9,408	2.26%	0.75%	to	1.35%	13.59%	to	14.20%
2011	887	$10.82	to	$11.27	$ 9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
2010	955	$11.50	to	$11.90	$ 11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
2009	1,070	$10.18	to	$10.47	$ 11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
ING Solution 2045 Portfolio - Service Class												
2013	84	$14.95	to	$15.76	$ 1,278	1.64%	0.75%	to	1.35%	21.74%	to	22.55%
2012	103	$12.28	to	$12.86	$ 1,283	1.82%	0.75%	to	1.35%	13.91%	to	14.51%
2011	104	$10.78	to	$11.23	$ 1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
2010	109	$11.52	to	$11.92	$ 1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
2009	135	$10.14	to	$10.43	$ 1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
ING Solution Income Portfolio - Service Class												
2013	460	$13.16	to	$13.87	$ 6,221	3.29%	0.75%	to	1.35%	5.53%	to	6.12%
2012	460	$12.47	to	$13.07	$ 5,875	4.51%	0.75%	to	1.35%	8.25%	to	9.01%
2011	515	$11.52	to	$11.99	$ 6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
2010	574	$11.63	to	$12.04	$ 6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
2009	635	$10.76	to	$11.07	$ 6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2013	347	$20.31	to	$25.25	$ 8,538	0.16%	0.75%	to	1.35%	32.93%	to	33.69%
2012	459	$15.24	to	$18.93	$ 8,501	0.24%	0.75%	to	1.35%	14.29%	to	15.02%
2011	576	$13.30	to	$16.50	$ 9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010	694	$13.99	to	$17.34	$ 11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%
2009	680	$11.04	to	$13.67	$ 9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2013	17,930	$13.66	to	$23.37	$ 258,344	0.02%	0.75%	to	2.35%	35.65%	to	37.84%
2012	14,940	$10.07	to	$16.99	$ 158,174	-	0.75%	to	2.35%	15.88%	to	17.76%
2011	11,616	$8.69	to	$14.47	$ 105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010	11,556	$8.93	to	$14.81	$ 108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
2009	11,877	$7.87	to	$12.83	$ 97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
ING Templeton Foreign Equity Portfolio - Service Class												
2013	55,425	$9.68	to	$13.64	$ 667,777	1.32%	0.75%	to	2.35%	17.09%	to	18.99%
2012	59,624	$8.23	to	$11.48	$ 609,649	2.09%	0.75%	to	2.60%	15.92%	to	17.85%
2011	21,745	$7.08	to	$9.78	$ 190,490	1.75%	0.75%	to	2.35%	-14.34%	to	-12.95%
2010	25,636	$8.22	to	$11.25	$ 260,443	2.06%	0.75%	to	2.60%	5.73%	to	7.77%
2009	25,327	$7.67	to	$10.46	$ 241,228	-	0.75%	to	2.60%	28.47%	to	31.00%
ING Strategic Allocation Conservative Portfolio - Class S												
2013	126	$17.32	to	$18.26	$ 2,250	1.94%	0.75%	to	1.35%	10.25%	to	10.94%
2012	97	$15.71	to	$16.46	$ 1,560	2.46%	0.75%	to	1.35%	10.48%	to	11.14%
2011	88	$14.22	to	$14.81	$ 1,286	3.65%	0.75%	to	1.35%	0.14%	to	0.82%
2010	100	$14.20	to	$14.69	$ 1,451	4.21%	0.75%	to	1.35%	9.48%	to	10.04%
2009	102	$12.97	to	$13.35	$ 1,353	8.24%	0.75%	to	1.35%	16.11%	to	16.90%
ING Strategic Allocation Growth Portfolio - Class S												
2013	28	$20.07	to	$21.16	$ 566	1.49%	0.75%	to	1.35%	20.47%	to	21.19%
2012	30	$16.66	to	$17.46	$ 505	1.04%	0.75%	to	1.35%	13.10%	to	13.89%
2011	31	$14.73	to	$15.33	$ 460	2.64%	0.75%	to	1.35%	-4.41%	to	-3.89%
2010	39	$15.41	to	$15.95	$ 601	3.36%	0.75%	to	1.35%	11.26%	to	11.93%
2009	42	$13.85	to	$14.25	$ 589	9.26%	0.75%	to	1.35%	23.22%	to	24.02%
ING Strategic Allocation Moderate Portfolio - Class S												
2013	74	$18.57	to	$19.57	$ 1,403	1.80%	0.75%	to	1.35%	14.70%	to	15.39%
2012	63	$16.19	to	$16.96	$ 1,042	1.69%	0.75%	to	1.35%	11.89%	to	12.54%
2011	66	$14.47	to	$15.07	$ 973	2.75%	0.75%	to	1.35%	-2.23%	to	-1.63%
2010	51	$14.80	to	$15.32	$ 775	4.19%	0.75%	to	1.35%	10.20%	to	10.93%
2009	48	$13.43	to	$13.81	$ 657	7.97%	0.75%	to	1.35%	19.91%	to	20.51%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class A												
2013	97,739	$13.55	to	$14.22	$ 1,349,848	0.87%	0.75%	to	2.35%	27.11%	to	29.16%
2012	110,959	$10.66	to	$11.01	$ 1,198,252	1.39%	0.75%	to	2.35%	12.45%	to	14.33%
2011	123,527	$9.46	to	$9.63	$ 1,177,999	(c)	0.75%	to	2.60%		(c)	
2010	(c)		(c)		(c)	(c)		(c)			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
ING Growth and Income Portfolio - Class I												
2013	78	$11.81	to	$12.92	$ 937	2.20%	0.95%	to	2.00%	28.77%	to	29.07%
2012	7	$9.94	to	$10.01	$ 65	1.41%	1.25%	to	1.40%	14.25%	to	14.27%
2011	9	$8.70	to	$8.76	$ 77	1.05%	1.25%	to	1.40%	-1.69%	to	-1.46%
2010	13	$8.85	to	$8.89	$ 114	0.90%	1.25%	to	1.40%	12.45%	to	12.67%
2009	14	$7.87	to	$7.89	$ 109	1.01%	1.25%	to	1.40%	28.50%	to	28.59%
ING Growth and Income Portfolio - Class S												
2013	62,008	$11.69	to	$22.06	$ 770,429	1.05%	0.75%	to	2.60%	26.93%	to	29.38%
2012	72,404	$9.21	to	$17.05	$ 701,221	1.56%	0.50%	to	2.60%	12.45%	to	14.86%
2011	84,838	$8.19	to	$14.88	$ 724,196	1.47%	0.50%	to	2.60%	-3.08%	to	-1.00%
2010	51,286	$8.45	to	$15.07	$ 449,666	0.79%	0.50%	to	2.60%	10.89%	to	13.28%
2009	57,953	$7.62	to	$13.34	$ 453,859	1.45%	0.50%	to	2.60%	26.58%	to	29.34%
ING GET U.S. Core Portfolio - Series 14												
2013	1,858	$9.80	to	$10.56	$ 19,220	2.98%	1.45%	to	2.50%	-2.87%	to	-1.77%
2012	2,252	$10.09	to	$10.75	$ 23,800	2.77%	1.45%	to	2.50%	-2.61%	to	-1.65%
2011	2,709	$10.36	to	$10.93	$ 29,164	3.07%	1.45%	to	2.50%	0.58%	to	1.67%
2010	3,418	$10.30	to	$10.75	$ 36,259	3.84%	1.45%	to	2.50%	4.24%	to	5.39%
2009	4,490	$9.72	to	$10.20	$ 45,358	3.95%	1.45%	to	3.05%	-3.76%	to	-2.30%
ING Euro STOXX 50® Index Portfolio - Class A												
2013	3,391	$10.23	to	$10.86	$ 35,414	2.00%	0.95%	to	2.35%	22.55%	to	24.26%
2012	1,036	$8.38	to	$8.74	$ 8,828	2.58%	0.95%	to	2.25%	19.18%	to	20.75%
2011	415	$7.03	to	$7.24	$ 2,955	14.38%	0.95%	to	2.25%	-19.20%	to	-18.12%
2010	541	$8.69	to	$8.83	$ 4,739	0.22%	1.00%	to	2.35%	-11.13%	to	-10.18%
2009	62	$9.79	to	$9.82	$ 608	(a)	1.15%	to	2.25%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FTSE 100 Index® Portfolio - Class A													
2013	379	$13.31	to	$14.14	$	5,170	4.39%	0.95%	to	2.35%	16.04%	to	17.74%
2012	193	$11.47	to	$12.01	$	2,261	2.59%	0.95%	to	2.35%	12.56%	to	14.16%
2011	222	$10.19	to	$10.52	$	2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010	328	$10.89	to	$11.07	$	3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%
2009	74	$10.24	to	$10.27	$	755	(a)	1.15%	to	2.25%		(a)	
ING Global Value Advantage Portfolio													
2013	18,226	$9.25	to	$10.19	$	175,466	3.54%	0.75%	to	2.35%	10.91%	to	12.85%
2012	20,465	$8.34	to	$9.03	$	176,328	4.00%	0.75%	to	2.35%	12.40%	to	14.16%
2011	22,299	$7.42	to	$7.91	$	169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010	24,986	$7.89	to	$8.29	$	201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
2009	27,525	$7.61	to	$7.89	$	213,033	-	0.75%	to	2.35%	26.91%	to	28.92%
ING Hang Seng Index Portfolio - Class S													
2013	2,793	$13.69	to	$14.64	$	39,381	4.23%	0.95%	to	2.35%	1.41%	to	2.88%
2012	3,815	$13.50	to	$14.23	$	52,710	1.03%	0.95%	to	2.35%	25.35%	to	27.17%
2011	4,031	$10.77	to	$11.19	$	44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010	5,992	$13.52	to	$13.85	$	81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
2009	3,225	$12.87	to	$13.00	$	41,686	(a)	0.95%	to	2.35%		(a)	
ING Index Plus LargeCap Portfolio - Class S													
2013	9,282	$12.29	to	$19.03	$	130,749	1.61%	0.75%	to	2.35%	29.50%	to	31.66%
2012	11,145	$9.46	to	$14.49	$	120,472	1.38%	0.75%	to	2.60%	11.15%	to	13.27%
2011	13,071	$8.46	to	$12.83	$	125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010	16,416	$8.66	to	$13.00	$	161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
2009	19,841	$7.78	to	$11.56	$	174,337	2.75%	0.75%	to	2.60%	19.74%	to	21.99%
ING Index Plus MidCap Portfolio - Class S													
2013	6,314	$14.16	to	$24.60	$	124,289	0.93%	0.75%	to	2.60%	30.67%	to	33.22%
2012	7,243	$10.77	to	$18.51	$	108,177	0.65%	0.75%	to	2.60%	14.39%	to	16.52%
2011	8,310	$9.36	to	$15.93	$	107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010	9,825	$9.69	to	$16.32	$	131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
2009	11,403	$8.13	to	$13.56	$	127,725	1.34%	0.75%	to	2.60%	28.07%	to	30.42%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Index Plus SmallCap Portfolio - Class S						
2013	5,262	$13.63 to $24.12	$ 99,365	0.76%	0.75% to 2.60%	38.66% to 41.22%
2012	6,026	$9.78 to $17.08	$ 81,420	0.29%	0.75% to 2.60%	9.19% to 11.34%
2011	6,798	$8.90 to $15.37	$ 83,478	0.60%	0.75% to 2.60%	-3.53% to -1.73%
2010	7,901	$9.17 to $15.68	$ 99,899	0.49%	0.75% to 2.60%	19.20% to 21.57%
2009	8,979	$7.64 to $12.93	$ 94,468	1.41%	0.75% to 2.60%	21.34% to 23.58%
ING International Index Portfolio - Class S						
2013	6,821	$9.22 to $18.35	$ 66,035	2.08%	0.75% to 2.35%	18.36% to 20.17%
2012	5,493	$7.79 to $15.27	$ 45,019	2.61%	0.75% to 2.35%	15.58% to 17.64%
2011	5,593	$6.74 to $12.98	$ 39,488	2.67%	0.75% to 2.35%	-14.47% to -13.12%
2010	7,945	$7.82 to $14.94	$ 65,044	3.38%	0.75% to 2.60%	4.83% to 6.79%
2009	8,995	$7.46 to $13.99	$ 69,588	-	0.75% to 2.60%	24.42% to 26.32%
ING Japan TOPIX Index® Portfolio - Class A						
2013	1,103	$11.78 to $12.51	$ 13,312	2.31%	0.95% to 2.35%	21.82% to 23.62%
2012	475	$9.67 to $10.12	$ 4,664	0.73%	0.95% to 2.35%	5.11% to 6.64%
2011	1,025	$9.20 to $9.49	$ 9,567	1.85%	0.95% to 2.35%	-15.75% to -14.58%
2010	770	$10.92 to $11.11	$ 8,463	0.07%	0.95% to 2.35%	10.98% to 12.46%
2009	33	$9.84 to $9.87	$ 324	(a)	1.00% to 2.35%	(a)
ING Russell™ Large Cap Growth Index Portfolio - Class S						
2013	9,043	$19.85 to $21.76	$ 187,827	1.19%	0.75% to 2.35%	28.59% to 30.69%
2012	9,520	$15.23 to $16.65	$ 152,860	1.08%	0.75% to 2.35%	11.61% to 13.42%
2011	10,214	$13.34 to $14.68	$ 146,033	1.00%	0.75% to 2.35%	1.45% to 3.16%
2010	10,188	$13.02 to $14.23	$ 142,575	0.54%	0.75% to 2.35%	9.84% to 11.61%
2009	11,210	$11.73 to $12.75	$ 141,894	(a)	0.75% to 2.55%	(a)
ING Russell™ Large Cap Index Portfolio - Class S						
2013	30,100	$12.70 to $21.64	$ 397,456	1.43%	0.80% to 2.35%	28.80% to 30.67%
2012	32,375	$9.86 to $16.57	$ 330,009	2.26%	0.80% to 2.35%	12.56% to 14.38%
2011	33,016	$8.68 to $14.51	$ 296,967	1.43%	0.80% to 2.60%	-0.57% to 1.32%
2010	39,726	$8.73 to $14.33	$ 355,951	3.29%	0.80% to 2.60%	9.13% to 11.17%
2009	45,756	$8.00 to $12.91	$ 372,497	-	0.80% to 2.60%	20.57% to 22.44%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Russell™ Large Cap Value Index Portfolio - Class S						
2013	4,330	$19.24 to $20.58	$ 85,774	1.48%	0.95% to 2.35%	28.35% to 30.17%
2012	4,034	$14.99 to $15.81	$ 61,922	1.35%	0.95% to 2.35%	13.22% to 14.90%
2011	2,887	$13.24 to $13.76	$ 38,950	1.41%	0.95% to 2.35%	-1.78% to -0.43%
2010	2,581	$13.42 to $13.82	$ 35,226	1.65%	0.95% to 2.60%	8.23% to 10.12%
2009	1,922	$12.40 to $12.55	$ 24,005	(a)	0.95% to 2.60%	(a)
ING Russell™ Mid Cap Growth Index Portfolio - Class S						
2013	12,722	$22.51 to $24.13	$ 295,192	0.75%	0.90% to 2.35%	31.79% to 33.68%
2012	14,090	$17.08 to $18.05	$ 246,554	0.36%	0.90% to 2.35%	12.74% to 14.46%
2011	15,771	$15.04 to $15.77	$ 243,092	0.44%	0.90% to 2.60%	-4.75% to -3.07%
2010	18,579	$15.79 to $16.27	$ 297,977	0.29%	0.90% to 2.60%	22.59% to 24.77%
2009	19,157	$12.88 to $13.04	$ 248,368	(a)	0.90% to 2.60%	(a)
ING Russell™ Mid Cap Index Portfolio - Class S						
2013	12,697	$14.43 to $15.66	$ 189,802	1.00%	0.95% to 2.35%	30.71% to 32.60%
2012	10,856	$11.04 to $11.81	$ 123,542	0.93%	0.95% to 2.35%	13.93% to 15.56%
2011	10,358	$9.69 to $10.22	$ 102,824	1.16%	0.95% to 2.35%	-4.34% to -2.94%
2010	11,716	$10.13 to $10.53	$ 120,857	0.51%	0.95% to 2.35%	21.90% to 23.74%
2009	10,132	$8.30 to $8.51	$ 85,119	-	0.95% to 2.40%	36.45% to 38.37%
ING Russell™ Small Cap Index Portfolio - Class S						
2013	16,268	$15.04 to $16.37	$ 253,638	1.07%	0.90% to 2.35%	35.13% to 37.22%
2012	13,186	$11.13 to $11.93	$ 151,300	0.68%	0.90% to 2.35%	13.11% to 14.71%
2011	13,508	$9.84 to $10.40	$ 136,076	0.79%	0.90% to 2.35%	-6.37% to -5.02%
2010	16,262	$10.51 to $10.95	$ 174,052	0.44%	0.80% to 2.35%	23.07% to 25.00%
2009	13,275	$8.54 to $8.76	$ 114,700	-	0.90% to 2.35%	23.41% to 25.32%
ING Small Company Portfolio - Class S						
2013	6,326	$15.20 to $27.34	$ 102,570	0.29%	0.75% to 2.35%	34.16% to 36.34%
2012	6,827	$11.33 to $20.10	$ 82,209	0.15%	0.75% to 2.35%	11.63% to 13.40%
2011	8,403	$10.15 to $17.77	$ 89,892	0.23%	0.75% to 2.35%	-4.96% to -3.42%
2010	9,114	$10.65 to $18.44	$ 102,443	0.32%	0.75% to 2.35%	21.09% to 23.07%
2009	8,151	$8.82 to $15.02	$ 75,533	0.54%	0.75% to 2.35%	24.23% to 26.28%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Bond Index Portfolio - Class S												
2013	16,310	$10.83	to	$11.98	$ 183,572	1.59%	0.75%	to	2.35%	-5.00%	to	-3.57%
2012	20,537	$11.27	to	$12.44	$ 241,724	1.85%	0.75%	to	2.60%	0.90%	to	2.84%
2011	25,756	$11.17	to	$12.12	$ 297,554	1.93%	0.75%	to	2.60%	4.20%	to	6.11%
2010	21,158	$10.72	to	$11.43	$ 232,631	2.46%	0.75%	to	2.60%	3.18%	to	5.12%
2009	23,840	$10.39	to	$10.89	$ 251,758	2.45%	0.75%	to	2.60%	2.77%	to	4.78%
ING International Value Portfolio - Class S												
2013	397	$16.42	to	$18.46	$ 7,159	2.33%	0.75%	to	1.35%	19.30%	to	19.96%
2012	457	$13.73	to	$15.43	$ 6,905	2.35%	0.75%	to	1.35%	17.39%	to	18.11%
2011	519	$11.67	to	$13.09	$ 6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010	620	$13.88	to	$15.55	$ 9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
2009	713	$13.71	to	$15.35	$ 10,718	1.54%	0.75%	to	1.35%	24.38%	to	25.22%
ING MidCap Opportunities Portfolio - Class S												
2013	33,947	$15.00	to	$29.61	$ 560,431	-	0.75%	to	2.35%	28.62%	to	30.67%
2012	27,450	$11.65	to	$22.71	$ 349,367	0.41%	0.50%	to	2.35%	11.26%	to	13.37%
2011	31,078	$10.46	to	$20.14	$ 353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010	34,369	$10.79	to	$20.50	$ 399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
2009	32,727	$8.49	to	$15.94	$ 297,130	0.12%	0.50%	to	2.35%	37.78%	to	40.23%
ING SmallCap Opportunities Portfolio - Class S												
2013	4,595	$13.12	to	$29.06	$ 67,639	-	0.75%	to	2.35%	35.45%	to	37.75%
2012	5,427	$9.67	to	$21.16	$ 58,278	-	0.75%	to	2.35%	12.20%	to	14.02%
2011	6,239	$8.61	to	$18.60	$ 58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010	7,156	$8.76	to	$18.69	$ 68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
2009	8,154	$6.79	to	$14.29	$ 59,441	-	0.75%	to	2.35%	27.54%	to	29.65%
ClearBridge Variable Large Cap Value Portfolio - Class I												
2013	7	$12.69	to	$12.82	$ 88	1.24%	1.25%	to	1.40%	30.56%	to	30.68%
2012	8	$9.72	to	$9.81	$ 73	2.70%	1.25%	to	1.40%	14.76%	to	15.01%
2011	9	$8.47	to	$8.53	$ 75	2.61%	1.25%	to	1.40%	3.55%	to	3.65%
2010	10	$8.18	to	$8.23	$ 78	2.53%	1.25%	to	1.40%	7.92%	to	8.15%
2009	11	$7.58	to	$7.61	$ 80	1.31%	1.25%	to	1.40%	22.85%	to	22.94%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Western Asset Variable High Income Portfolio						
2013	3	$26.75	$ 70	7.41%	1.40%	7.69%
2012	3	$24.84	$ 65	7.35%	1.40%	16.18%
2011	3	$21.38	$ 71	8.39%	1.40%	0.99%
2010	3	$21.17 to $21.68	$ 72	9.33%	1.25% to 1.40%	14.99% to 15.20%
2009	4	$18.41 to $18.82	$ 78	12.40%	1.25% to 1.40%	57.75% to 57.89%
Oppenheimer Main Street Small Cap Fund®/VA - Service Class						
2013	72	$28.92 to $30.48	$ 2,150	0.66%	0.75% to 1.35%	38.71% to 39.56%
2012	69	$20.85 to $21.84	$ 1,478	0.34%	0.75% to 1.35%	16.09% to 16.79%
2011	78	$17.96 to $18.70	$ 1,442	0.42%	0.75% to 1.35%	-3.70% to -3.11%
2010	97	$18.65 to $19.30	$ 1,859	0.40%	0.75% to 1.35%	21.42% to 22.15%
2009	102	$15.36 to $15.80	$ 1,600	0.50%	0.75% to 1.35%	34.97% to 35.86%
PIMCO Real Return Portfolio - Administrative Class						
2013	619	$13.12 to $13.83	$ 8,362	1.32%	0.75% to 1.35%	-10.44% to -9.90%
2012	986	$14.65 to $15.35	$ 14,814	1.06%	0.75% to 1.35%	7.33% to 7.95%
2011	929	$13.65 to $14.22	$ 12,983	4.88%	0.75% to 1.35%	10.17% to 10.83%
2010	985	$12.39 to $12.83	$ 12,463	1.47%	0.75% to 1.35%	6.63% to 7.27%
2009	949	$11.62 to $11.96	$ 11,216	2.94%	0.75% to 1.35%	16.78% to 17.49%
Pioneer Equity Income VCT Portfolio - Class II						
2013	692	$19.00 to $21.83	$ 14,814	2.37%	0.75% to 1.35%	27.13% to 27.85%
2012	801	$14.91 to $17.11	$ 13,428	3.72%	0.75% to 1.35%	8.45% to 9.15%
2011	955	$13.71 to $15.72	$ 14,738	2.01%	0.75% to 1.35%	4.38% to 5.03%
2010	1,063	$13.11 to $15.01	$ 15,665	1.99%	0.75% to 1.35%	17.62% to 18.27%
2009	1,206	$11.12 to $12.72	$ 15,029	3.01%	0.75% to 1.35%	12.29% to 13.04%
ProFund VP Bull						
2013	1,062	$10.90 to $14.07	$ 12,351	1.13%	0.95% to 2.25%	26.74% to 28.51%
2012	1,228	$8.60 to $10.95	$ 11,201	-	0.95% to 2.25%	11.40% to 12.82%
2011	1,471	$7.72 to $10.92	$ 12,013	-	0.95% to 2.25%	-2.28% to -0.89%
2010	1,815	$7.90 to $11.12	$ 15,111	0.12%	0.95% to 2.25%	10.03% to 11.48%
2009	2,036	$7.18 to $10.05	$ 15,316	0.65%	0.95% to 2.25%	21.49% to 23.28%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ProFund VP Europe 30													
2013	573	$10.53	to	$12.45	$	6,458	1.44%	0.95%	to	2.35%	18.71%	to	20.52%
2012	713	$8.86	to	$10.33	$	6,719	3.31%	0.95%	to	2.35%	13.85%	to	15.42%
2011	844	$7.77	to	$8.95	$	6,949	1.04%	0.95%	to	2.35%	-10.98%	to	-9.69%
2010	1,006	$8.72	to	$13.52	$	9,261	1.57%	0.95%	to	2.35%	0.21%	to	1.64%
2009	1,144	$8.70	to	$13.41	$	10,444	2.60%	0.95%	to	2.35%	29.26%	to	31.05%
ProFund VP Rising Rates Opportunity													
2013	1,686	$2.97	to	$3.68	$	5,347	-	0.95%	to	2.35%	13.79%	to	15.59%
2012	1,866	$2.61	to	$3.23	$	5,177	-	0.95%	to	2.35%	-9.12%	to	-8.01%
2011	1,897	$2.87	to	$3.55	$	5,755	-	0.95%	to	2.35%	-38.96%	to	-38.03%
2010	2,136	$4.70	to	$5.80	$	10,541	-	0.95%	to	2.60%	-18.20%	to	-16.72%
2009	2,393	$5.72	to	$7.07	$	14,303	0.55%	0.95%	to	2.60%	28.82%	to	30.95%
Wells Fargo Advantage VT Omega Growth Fund - Class 2													
2013	74	$18.69	to	$19.23	$	1,401	0.16%	1.40%	to	2.20%	36.82%	to	37.95%
2012	82	$13.66	to	$13.94	$	1,122	-	1.40%	to	2.20%	17.76%	to	18.74%
2011	106	$11.60	to	$11.74	$	1,240	-	1.40%	to	2.20%	-7.64%	to	-6.90%
2010	118	$12.56	to	$12.61	$	1,487	(b)	1.40%	to	2.20%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2													
2013	96	$13.95	to	$16.51	$	1,560	1.67%	1.65%	to	2.20%	17.03%	to	17.68%
2012	104	$11.92	to	$14.36	$	1,443	1.37%	1.40%	to	2.20%	10.58%	to	11.40%
2011	164	$10.78	to	$12.89	$	2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010	180	$10.35	to	$12.27	$	2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%
2009	187	$9.35	to	$10.99	$	2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2													
2013	48	$13.70	to	$16.72	$	766	1.06%	1.65%	to	2.20%	27.44%	to	28.12%
2012	60	$10.75	to	$13.05	$	747	1.50%	1.65%	to	2.20%	16.85%	to	17.57%
2011	67	$9.20	to	$11.10	$	721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
2010	72	$9.62	to	$11.54	$	807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
2009	55	$8.64	to	$10.31	$	555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2												
2013	12	$22.18	to	$26.68	$ 315	-	1.65%	to	2.20%	46.98%	to	47.73%
2012	13	$15.09	to	$18.48	$ 233	-	1.40%	to	2.20%	5.45%	to	6.33%
2011	22	$14.31	to	$17.38	$ 361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
2010	24	$15.33	to	$18.47	$ 436	-	1.40%	to	2.20%	23.93%	to	24.97%
2009	32	$12.37	to	$14.78	$ 464	-	1.40%	to	2.20%	49.40%	to	50.51%
Wells Fargo Advantage VT Total Return Bond Fund												
2013	46	$12.65	to	$14.21	$ 633	1.19%	1.40%	to	2.20%	-4.60%	to	-3.79%
2012	50	$13.26	to	$14.77	$ 712	1.54%	1.40%	to	2.20%	3.76%	to	4.60%
2011	62	$12.78	to	$14.12	$ 849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
2010	84	$12.06	to	$13.22	$ 1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%
2009	89	$11.52	to	$12.53	$ 1,080	4.46%	1.40%	to	2.20%	9.51%	to	10.49%

(a) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.

	Page
Report of Independent Registered Public Accounting Firm	C-2
Financial Statements as of December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012 and 2011:	
Balance Sheets as of December 31, 2013 and 2012	C-3
Statements of Operations for the years ended December 31, 2013, 2012 and 2011	C-5
Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011	C-6
Statements of Changes in Shareholder's Equity for the years ended December 31, 2013, 2012 and 2011	C-7
Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	C-8
Notes to Financial Statements	C-10

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2014

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2013 and 2012
(In millions, except per share data)

	December 31,	
	2013	**2012**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $20,244.6 at 2013 and $18,560.6 at 2012)	$ 21,105.9	$ 20,586.6
Fixed maturities, at fair value using the fair value option	385.0	326.7
Equity securities, available-for-sale, at fair value (cost of $3.8 at 2013 and $26.4 at 2012)	6.1	29.8
Short-term investments	567.0	2,686.6
Mortgage loans on real estate, net of valuation allowance of $1.1 at 2013 and $1.2 at 2012	2,837.3	2,835.0
Policy loans	94.9	101.8
Limited partnerships/corporations	133.2	166.9
Derivatives	342.4	1,381.3
Other investments	56.2	80.7
Securities pledged (amortized cost of $964.1 at 2013 and $684.7 at 2012)	959.2	714.0
Total investments	26,487.2	28,909.4
Cash and cash equivalents	398.0	295.6
Short-term investments under securities loan agreement, including collateral delivered	163.6	138.9
Accrued investment income	220.3	208.7
Receivable for securities sold	0.1	7.5
Premium receivable	26.3	30.9
Deposits and reinsurance recoverable	3,941.6	4,014.7
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	2,812.5	3,738.2
Due from affiliates	33.0	37.0
Current income tax recoverable from Parent	22.6	—
Deferred income taxes	51.3	—
Other assets	357.7	370.0
Assets held in separate accounts	42,008.3	39,799.1
Total assets	$ 76,522.5	$ 77,550.0

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2013 and 2012
(In millions, except per share data)

	As of December 31,	
	2013	**2012**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 25,412.8	$ 27,094.2
Payable for securities purchased	32.6	0.2
Payables under securities loan agreement, including collateral held	211.1	905.5
Long-term debt	435.0	435.0
Due to affiliates	60.1	64.1
Funds held under reinsurance treaties with affiliates	3,728.7	4,082.9
Derivatives	731.9	798.6
Current income tax payable to Parent	—	22.6
Deferred income taxes	—	32.9
Other liabilities	169.7	182.8
Liabilities related to separate accounts	42,008.3	39,799.1
Total liabilities	72,790.2	73,417.9
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding; $10 par value per share)	2.5	2.5
Additional paid-in capital	5,525.6	5,755.5
Accumulated other comprehensive income (loss)	481.2	634.2
Retained earnings (deficit)	(2,277.0)	(2,260.1)
Total shareholder's equity	3,732.3	4,132.1
Total liabilities and shareholder's equity	$ 76,522.5	$ 77,550.0

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	**2012**	**2011**
Revenues:			
Net investment income	$ 1,267.2	$ 1,285.5	$ 1,409.3
Fee income	839.7	810.9	871.5
Premiums	436.3	459.0	456.2
Net realized capital gains (losses):			
Total other-than-temporary impairments	(12.1)	(27.9)	(201.5)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	(1.8)	(9.4)	(21.1)
Net other-than-temporary impairments recognized in earnings	(10.3)	(18.5)	(180.4)
Other net realized capital gains (losses)	(2,205.5)	(1,355.6)	(776.6)
Total net realized capital gains (losses)	(2,215.8)	(1,374.1)	(957.0)
Other revenue	29.8	34.7	54.2
Total revenues	357.2	1,216.0	1,834.2
Benefits and expenses:			
Interest credited and other benefits to contract owners/policyholders	(1,855.4)	364.5	2,227.1
Operating expenses	462.3	444.3	447.3
Net amortization of deferred policy acquisition costs and value of business acquired	1,522.4	343.7	(904.4)
Interest expense	28.2	30.9	31.7
Other expense	31.1	27.3	11.7
Total benefits and expenses	188.6	1,210.7	1,813.4
Income (loss) before income taxes	168.6	5.3	20.8
Income tax expense (benefit)	185.5	182.3	(131.3)
Net income (loss)	$ (16.9)	$ (177.0)	$ 152.1

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	**2012**	**2011**
Net income (loss)	$ (16.9)	$ (177.0)	$ 152.1
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	(252.8)	514.6	(11.6)
Other-than-temporary impairments	17.7	12.7	29.0
Pension and other postretirement benefits liability	(0.2)	(0.2)	—
Other comprehensive income (loss), before tax	(235.3)	527.1	17.4
Income tax expense (benefit) related to items of other comprehensive income (loss)	(82.3)	138.0	(72.9)
Other comprehensive income (loss), after tax	(153.0)	389.1	90.3
Comprehensive income (loss)	$ (169.9)	$ 212.1	$ 242.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2011	2.5	5,921.7	154.8	(2,235.2)	3,843.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	152.1	152.1
Other comprehensive income (loss), after tax	—	—	90.3	—	90.3
Total comprehensive income (loss)					242.4
Contribution of capital	—	44.0	—	—	44.0
Employee related benefits	—	5.9	—	—	5.9
Balance at December 31, 2011	$ 2.5	$ 5,971.6	$ 245.1	$ (2,083.1)	$ 4,136.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	(177.0)	(177.0)
Other comprehensive income (loss), after tax	—	—	389.1	—	389.1
Total comprehensive income (loss)					212.1
Distribution of capital	—	(250.0)	—	—	(250.0)
Employee related benefits	—	33.9	—	—	33.9
Balance at December 31, 2012	$ 2.5	$ 5,755.5	$ 634.2	$ (2,260.1)	$ 4,132.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	(16.9)	(16.9)
Other comprehensive income (loss), after tax	—	—	(153.0)	—	(153.0)
Total comprehensive income (loss)					(169.9)
Distribution of capital	—	(230.0)	—	—	(230.0)
Employee related benefits	—	0.1	—	—	0.1
Balance at December 31, 2013	$ 2.5	$ 5,525.6	$ 481.2	$ (2,277.0)	$ 3,732.3

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	**2012**	**2011**
Cash Flows from Operating Activities:			
Net income (loss)	$ (16.9)	$ (177.0)	$ 152.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(126.9)	(137.6)	(159.1)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	1,994.4	646.9	(1,366.2)
Net accretion/amortization of discount/premium	44.2	50.1	65.7
Future policy benefits, claims reserves and interest credited	290.3	575.8	1,461.6
Deferred income tax expense (benefit)	(1.9)	(66.5)	64.5
Net realized capital (gains) losses	2,215.8	1,374.1	957.0
Employee share-based payments	0.1	33.9	5.9
Change in:			
Accrued investment income	(11.6)	24.6	0.1
Reinsurance recoverable	66.3	(37.8)	(728.1)
Other receivables and asset accruals	(11.3)	0.4	44.5
Other reinsurance asset	28.2	21.5	(0.5)
Due to/from affiliates	—	261.7	(262.1)
Income tax recoverable	(45.2)	226.6	(283.2)
Other payables and accruals	(367.3)	(1,393.8)	1,909.7
Other, net	(50.4)	12.8	(10.7)
Net cash provided by operating activities	4,007.8	1,415.7	1,851.2

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	**2012**	**2011**
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	$ 6,647.7	$ 6,606.1	$ 5,400.7
Equity securities, available-for-sale	9.0	2.7	38.8
Mortgage loans on real estate	646.6	687.2	678.4
Limited partnerships/corporations	94.8	153.3	38.9
Acquisition of:			
Fixed maturities	(8,771.0)	(4,757.0)	(5,483.6)
Equity securities, available-for-sale	(0.6)	(2.6)	(5.7)
Mortgage loans on real estate	(648.9)	(384.7)	(853.6)
Limited partnerships/corporations	(12.1)	(25.9)	(39.4)
Derivatives, net	(2,067.1)	(1,232.4)	(511.9)
Short-term investments, net	2,119.6	(285.7)	(1,458.0)
Loan-Dutch State obligation, net	—	651.5	185.7
Policy loans, net	6.9	10.2	10.1
Collateral (delivered) received, net	(719.1)	(54.5)	763.2
Other investments, net	22.0	—	—
Other, net	—	(0.1)	(1.3)
Net cash (used in) provided by investing activities	(2,672.2)	1,368.1	(1,237.7)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 7,432.8	$ 6,651.8	$ 6,363.2
Maturities and withdrawals from investment contracts	(8,868.9)	(9,638.8)	(7,170.1)
Reinsurance recoverable on investment contracts	432.9	91.7	(81.4)
Return of capital distribution	(230.0)	(250.0)	—
Short-term loans to affiliates, net	—	535.9	280.5
Capital contribution from parent	—	—	44.0
Net cash used in financing activities	(1,233.2)	(2,609.4)	(563.8)
Net increase in cash and cash equivalents	102.4	174.4	49.7
Cash and cash equivalents, beginning of year	295.6	121.2	71.5
Cash and cash equivalents, end of year	$ 398.0	$ 295.6	$ 121.2
Supplemental cash flow information:			
Income taxes paid, net	$ 232.5	$ 40.0	$ 87.1
Interest paid	28.2	28.2	28.8

The accompanying notes are an integral part of these Financial Statements.

(Dollar amounts in millions, unless otherwise stated)

1. Business, Basis of Presentation and Significant Accounting Policies

Business

ING USA Annuity and Life Insurance Company ("ING USA" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

In 2009, ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING U.S., Inc., which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management and insurance operations. On May 2, 2013, the common stock of ING U.S., Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING U.S., Inc. completed its initial public offering of common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc., of 44,201,773 shares of outstanding common stock of ING U.S., Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING U.S., Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of ING U.S., Inc. in a registered public offering, reducing ING Group's ownership of ING U.S., Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of ING U.S., Inc. in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and ING U.S., Inc., ING U.S., Inc. acquired 7,255,853 shares of its common stock from ING Group (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING Group's ownership of ING U.S., Inc. was reduced to approximately 43%.

ING USA is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "the Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc.

On April 11, 2013, ING U.S., Inc. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S., Inc. announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014; and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S., Inc. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of retail variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited in ING USA variable annuities as add-on premiums to existing contracts. The Company has historically issued guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), primarily to institutional investors and corporate benefit plans. In 2009, the Company made a strategic decision to run-off the assets and liabilities in the GIC business over time. New GIC contracts may be issued on a limited basis to replace maturing contracts.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors; the Company may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the cash collateral and invests in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- Fair Value Hedge: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).
- Cash Flow Hedge: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized immediately in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld arrangements that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. Embedded derivatives within coinsurance with funds withheld arrangements are reported with the host contract in Deposits and reinsurance recoverable or Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs, Value of Business Acquired and Deferred Sales Inducements

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. (See also "Sales Inducements" below.)

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life ("UL") and variable universal life ("VUL") contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC, VOBA and DSI estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC, VOBA and DSI on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC, VOBA or DSI are not deemed recoverable from future gross profits, changes will be applied against the DAC, VOBA or DSI balances before an additional reserve is established.

In assessing loss recognition related to DAC, VOBA and DSI, the Company must select an approach for aggregating different blocks of business in the loss recognition calculation. In the first quarter of 2013, the Company updated the aggregation approach used in assessment of such loss recognition. This change in estimate was due to certain organizational changes that commenced in the first quarter of 2013, which resulted in changes to how the Company manages the variable annuity business that is no longer actively marketed. As a result of this estimate change, the Company recognized loss recognition of $350.8 before taxes during the first quarter of 2013. This amount was recorded in the Statements of Operations as $306.0 to Net amortization of deferred policy acquisition costs and value of business acquired and $44.8 to Interest credited and other benefits to contract owners/policyholders, with a corresponding decrease in the Balance Sheets to Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

(Dollar amounts in millions, unless otherwise stated)

Assumptions

Changes in assumptions can have a significant impact on DAC, VOBA and DSI balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits include mortality and for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners in the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

For the years ended December 31, 2013, 2012 and 2011, the Company capitalized $27.4, $29.8 and $32.2, respectively, of sales inducements. For the years ended December 31, 2013, 2012 and 2011, the Company amortized $(472.0), $(303.1) and $461.8, respectively, of DSI.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims, as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 3.5% to 6.3%.
>
> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 7.5%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life-type contracts, including VUL and indexed universal life contracts, are equal to cumulative deposits, less charges, withdrawals and account values released upon death, plus credited interest thereon.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to
- 8.0% for the years 2013, 2012 and 2011. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life-type products and certain variable annuity guaranteed benefits. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Universal and Variable Life: Reserves for UL and VUL secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. Reserves for UL and VUL secondary guarantees and paid up guarantees are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for UL contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years. Additional reserves are recorded in Future policy benefits and contract owner account balances.

GMDB and GMIB: Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees ("in the money" guarantees where the notional benefit amount is in excess of the account value). Reserves for GMDB and GMIB are recorded in Future policy benefits and contract owner account balances on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedge program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity guarantee hedge program is based on the Company entering into derivative positions to offset such exposures to GMDB and GMIB due to adverse changes in the equity markets.

GMAB, GMWB, GMWBL and FIA: The Company also issues certain products which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") and FIAs. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the GMAB, GMWB and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMAB, GMWB and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

The GMAB, GMWB, GMWBL and FIA embedded derivative liabilities include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of GMAB, GMWB, GMWBL and FIA embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled (“nonperformance risk”).

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;

- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Balance Sheets and are recognized as a component of Interest expense in the Statements of Operations over the life of the debt using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized in Premiums in the Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Statements of Operations when incurred.

Amounts received as payment for investment-type, universal life-type, fixed annuities and payout contracts without life contingencies and FIAs contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from ING U.S., Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

(Dollar amounts in millions, unless otherwise stated)

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner liabilities are reported gross on the Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

Short-duration: For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Deposits and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The combined coinsurance and coinsurance funds withheld reinsurance agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the agreements.

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and Security Life of Denver International Limited ("SLDI") primarily related to GICs, fixed annuities and UL policies with respect to SLD and variable annuities with respect to SLDI. The outstanding recoverable balances may fluctuate from period to period. SLDI redomesticated from the Cayman Islands to the State of Arizona, effective December 20, 2013. SLDI was approved as an Arizona-domiciled captive reinsurer by the Arizona Department of Insurance.

Participating Insurance

Participating business approximates 12.7% of the Company's ordinary life insurance in force and 28.7% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $9.1, $9.8 and $11.1, were incurred during the years ended December 31, 2013, 2012 and 2011, respectively.

(Dollar amounts in millions, unless otherwise stated)

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Derivatives and Hedging
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-10, "Derivatives and Hedging (Accounting Standards Codification ("ASC")Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" ("ASU 2013-10"), which permits an entity to use the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges.

The provisions of ASU 2013-10 were adopted by the Company on July 17, 2013 for qualifying new or redesigned hedges entered into on or after that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Deferred Policy Acquisition Costs

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $419.8, net of income taxes of $226.0, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized an $8.0 increase to AOCI.

Presentation and Disclosure

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements

(Dollar amounts in millions, unless otherwise stated)

and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in "Note 3. Derivative Financial Instruments."

Disclosures about Amounts Reclassified out of Accumulated Other Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income, in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in "Note 10. Accumulated Other Comprehensive Income (Loss)."

Future Adoption of Accounting Pronouncements

Income Taxes
In July 2013, the FASB issued ASU 2013-11, "Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 are effective for years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect ASU 2013-11 to have an impact on its financial condition, results of operations or cash flows, as the guidance is consistent with that currently applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity's year of adoption. The Company does not expect ASU 2013-04 to have an impact on its financial condition, results of operations or cash flows, as the Company does not have any fixed obligations under joint and several liable arrangements as of December 31, 2013.

Fees Paid to the Federal Government by Health Insurers

In July 2011, the FASB issued ASU 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect ASU 2011-06 to have an impact on its financial condition, results of operations or cash flows, as the Company does not sell qualifying health insurance and, thus, is not subject to the fee.

(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,880.9	$ 19.8	$ 43.9	$ —	$ 1,856.8	$ —
U.S. Government agencies and authorities	102.5	0.3	0.5	—	102.3	—
State, municipalities and political subdivisions	50.1	2.1	0.9	—	51.3	—
U.S. corporate securities	10,292.8	522.7	178.4	—	10,637.1	6.1
Foreign securities:[1]						
Government	404.8	14.5	16.7	—	402.6	—
Other	4,753.5	276.4	37.8	—	4,992.1	—
Total foreign securities	5,158.3	290.9	54.5	—	5,394.7	—
Residential mortgage-backed securities:						
Agency	1,740.3	99.0	25.7	20.2	1,833.8	—
Non-Agency	363.0	51.9	5.3	8.7	418.3	40.8
Total Residential mortgage-backed securities	2,103.3	150.9	31.0	28.9	2,252.1	40.8
Commercial mortgage-backed securities	1,471.3	145.1	1.1	—	1,615.3	—
Other asset-backed securities	534.5	19.1	13.1	—	540.5	0.7
Total fixed maturities, including securities pledged	21,593.7	1,150.9	323.4	28.9	22,450.1	47.6
Less: Securities pledged	964.1	1.8	6.7	—	959.2	—
Total fixed maturities	20,629.6	1,149.1	316.7	28.9	21,490.9	47.6
Equity securities	3.8	2.6	0.3	—	6.1	—
Total fixed maturities and equity securities investments	$ 20,633.4	$ 1,151.7	$ 317.0	$ 28.9	$ 21,497.0	$ 47.6

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,218.9	$ 92.6	$ —	$ —	$ 1,311.5	$ —
U.S. Government agencies and authorities	19.3	4.4	—	—	23.7	—
State, municipalities and political subdivisions	80.1	9.9	—	—	90.0	—
U.S. corporate securities	9,511.8	1,039.6	13.9	—	10,537.5	6.5
Foreign securities:[1]						
Government	404.7	41.4	2.7	—	443.4	—
Other	4,473.1	469.9	19.8	—	4,923.2	—
Total foreign securities	4,877.8	511.3	22.5	—	5,366.6	—
Residential mortgage-backed securities						
Agency	1,072.4	144.9	4.6	39.4	1,252.1	—
Non-Agency	544.7	68.4	26.8	15.3	601.6	58.5
Total Residential mortgage-backed securities	1,617.1	213.3	31.4	54.7	1,853.7	58.5
Commercial mortgage-backed securities	1,565.4	201.2	3.0	—	1,763.6	—
Other asset-backed securities	681.6	26.5	23.5	(3.9)	680.7	0.3
Total fixed maturities, including securities pledged	19,572.0	2,098.8	94.3	50.8	21,627.3	65.3
Less: Securities pledged	684.7	29.8	0.5	—	714.0	—
Total fixed maturities	18,887.3	2,069.0	93.8	50.8	20,913.3	65.3
Equity securities	26.4	3.6	0.2	—	29.8	—
Total fixed maturities and equity securities investments	$ 18,913.7	$ 2,072.6	$ 94.0	$ 50.8	$ 20,943.1	$ 65.3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 797.6	$ 808.3
After one year through five years	4,719.8	4,978.8
After five years through ten years	7,966.4	8,039.9
After ten years	4,000.8	4,215.2
Mortgage-backed securities	3,574.6	3,867.4
Other asset-backed securities	534.5	540.5
Fixed maturities, including securities pledged	$ 21,593.7	$ 22,450.1

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2013 and 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2013				
Communications	$ 1,028.7	$ 76.3	$ 10.0	$ 1,095.0
Financial	1,862.1	144.4	20.8	1,985.7
Industrial and other companies	9,050.1	417.1	139.0	9,328.2
Utilities	2,659.0	140.0	39.5	2,759.5
Transportation	446.4	21.3	6.9	460.8
Total	$ 15,046.3	$ 799.1	$ 216.2	$ 15,629.2
December 31, 2012				
Communications	$ 991.8	$ 138.8	$ 0.5	$ 1,130.1
Financial	1,669.5	179.0	17.6	1,830.9
Industrial and other companies	8,393.6	839.0	5.5	9,227.1
Utilities	2,573.6	310.8	9.9	2,874.5
Transportation	356.4	41.9	0.2	398.1
Total	$ 13,984.9	$ 1,509.5	$ 33.7	$ 15,460.7

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

(Dollar amounts in millions, unless otherwise stated)

recorded directly in AOCI, and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2013 and 2012, approximately 33.4% and 32.9%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs, that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2013 and 2012, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2013 and 2012, the fair value of loaned securities was $128.5 and $134.7, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2013 and 2012, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $132.4 and $138.9, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Balance Sheets. As of December 31, 2013 and 2012, liabilities to return collateral of $132.4 and $138.9, respectively, were included in Payables under securities loan agreement, including collateral held on the Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $2.5 and $4.0 as of December 31, 2013 and 2012, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $146.1 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $16.9 in the second quarter of 2012 reported in Net investment income on the Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $8.2 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payments of the notes in the event of any default of payment due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in "Note 1. Business, Basis of Presentation and Significant Accounting Policies," and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 807.0	$ 12.7	$ 729.3	$ 31.2	$ —	$ —	$1,536.3	$ 43.9
U.S. Government agencies and authorities	9.5	— *	49.2	0.5	—	—	58.7	0.5
U.S. corporate, state and municipalities	1,211.0	25.4	2,022.2	134.1	206.6	19.8	3,439.8	179.3
Foreign	340.9	5.3	639.9	43.8	40.9	5.4	1,021.7	54.5
Residential mortgage-backed	376.1	3.2	570.6	19.2	130.1	8.6	1,076.8	31.0
Commercial mortgage-backed	78.6	1.1	—	—	1.2	— *	79.8	1.1
Other asset-backed	51.9	0.3	12.1	0.2	117.8	12.6	181.8	13.1
Total	$2,875.0	$ 48.0	$4,023.3	$ 229.0	$ 496.6	$ 46.4	$7,394.9	$ 323.4

* Less than $0.1.

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. Government agencies and authorities	—	—	—	—	—	—	—	—
U.S. corporate, state and municipalities	237.3	2.9	40.1	0.6	94.0	10.4	371.4	13.9
Foreign	33.3	3.1	23.9	1.8	158.1	17.6	215.3	22.5
Residential mortgage-backed	116.3	2.2	10.9	0.1	181.6	29.1	308.8	31.4
Commercial mortgage-backed	4.8	— *	11.2	1.2	15.8	1.8	31.8	3.0
Other asset-backed	0.1	— *	—	—	152.8	23.5	152.9	23.5
Total	$ 391.8	$ 8.2	$ 86.1	$ 3.7	$ 602.3	$ 82.4	$1,080.2	$ 94.3

* Less than $0.1.

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 91.5% and 87.9% of the average book value as of December 31, 2013 and 2012, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
Six months or less below amortized cost	$ 2,990.4	$ 7.5	$ 58.7	$ 1.8	334	6
More than six months and twelve months or less below amortized cost	4,264.7	25.8	226.0	6.7	474	6
More than twelve months below amortized cost	419.6	10.3	27.4	2.8	122	9
Total	$ 7,674.7	$ 43.6	$ 312.1	$ 11.3	930	21
December 31, 2012						
Six months or less below amortized cost	$ 553.1	$ 27.3	$ 22.8	$ 6.5	116	13
More than six months and twelve months or less below amortized cost	151.9	2.9	7.9	1.0	35	3
More than twelve months below amortized cost	290.1	149.2	10.0	46.1	83	55
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
U.S. Treasuries	$ 1,580.2	$ —	$ 43.9	$ —	15	—
U.S. Government agencies and authorities	59.2	—	0.5	—	3	—
U.S. corporate, state and municipalities	3,604.2	14.9	175.5	3.8	479	1
Foreign	1,067.8	8.4	52.5	2.0	185	3
Residential mortgage-backed	1,103.4	4.4	29.9	1.1	187	10
Commercial mortgage-backed	80.9	—	1.1	—	14	—
Other asset-backed	179.0	15.9	8.7	4.4	47	7
Total	$ 7,674.7	$ 43.6	$ 312.1	$ 11.3	930	21
December 31, 2012						
U.S. Treasuries	$ —	$ —	$ —	$ —	—	—
U.S. Government agencies and authorities	—	—	—	—	—	—
U.S. corporate, state and municipalities	370.3	15.0	7.5	6.4	50	1
Foreign	187.8	50.0	7.6	14.9	20	10
Residential mortgage-backed	277.3	62.9	13.3	18.1	112	43
Commercial mortgage-backed	33.2	1.6	2.5	0.5	12	1
Other asset-backed	126.5	49.9	9.8	13.7	40	16
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis, and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the

(Dollar amounts in millions, unless otherwise stated)

creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2013, the Company had no new private placement troubled debt restructurings and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $24.6. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2013, these loans have repaid $1.2 in principal. As of December 31, 2012, the Company did not have any new private placement or commercial mortgage loan troubled debt restructurings.

As of December 31, 2013 and 2012, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31,	
	2013	**2012**
Commercial mortgage loans	$ 2,838.4	$ 2,836.2
Collective valuation allowance	(1.1)	(1.2)
Total net commercial mortgage loans	$ 2,837.3	$ 2,835.0

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	Year Ended December 31,	
	2013	**2012**
Collective valuation allowance for losses, balance at January 1	$ 1.2	$ 1.5
Addition to / (reduction of) allowance for losses	(0.1)	(0.3)
Collective valuation allowance for losses, end of period	$ 1.1	$ 1.2

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2013 and 2012.

(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31,	
	2013	**2012**
Impaired loans with allowances for losses	$ —	$ —
Interest income recognized on impaired loans, on an accrual basis	—	—
Impaired loans without allowances for losses	23.4	—
Subtotal	23.4	—
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 23.4	$ —
Unpaid principal balance of impaired loans	$ 23.4	$ —

The following table presents information on restructured loans as of the dates indicated:

	December 31,	
	2013	**2012**
Troubled debt restructured loans	$ 23.4	$ —

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Impaired loans, average investment during the period (amortized cost) [1]	$ 11.7	$ —	$ 8.3
Interest income recognized on impaired loans, on an accrual basis [1]	0.7	—	—
Interest income recognized on impaired loans, on a cash basis [1]	0.7	—	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	0.7	—	—

[1] Includes amounts for Troubled debt restructured loans.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2013 and 2012. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2013 and 2012.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31,	
	2013[(1)]	2012[(1)]
Loan-to-Value Ratio:		
0% - 50%	$ 499.8	$ 658.9
50% - 60%	761.3	848.0
60% - 70%	1,458.1	1,169.4
70% - 80%	112.6	149.4
80% and above	6.6	10.5
Total Commercial mortgage loans	$ 2,838.4	$ 2,836.2

[(1)] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31,	
	2013[(1)]	2012[(1)]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,003.2	$ 1,970.9
1.25x - 1.5x	468.5	464.8
1.0x - 1.25x	240.2	259.2
Less than 1.0x	126.5	141.3
Commercial mortgage loans secured by land or construction loans	— *	—
Total Commercial mortgage loans	$ 2,838.4	$ 2,836.2

* Less than $0.1.

[(1)] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31,			
	2013[(1)]		2012[(1)]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 682.8	24.1%	$ 622.7	22.1%
South Atlantic	560.9	19.8%	528.3	18.6%
West South Central	377.2	13.3%	373.7	13.2%
East North Central	337.6	11.9%	347.2	12.2%
Middle Atlantic	334.0	11.8%	338.9	11.9%
Mountain	282.1	9.9%	338.2	11.9%
West North Central	131.4	4.6%	135.8	4.8%
New England	71.9	2.5%	77.5	2.7%
East South Central	60.5	2.1%	73.9	2.6%
Total Commercial mortgage loans	$ 2,838.4	100.0%	$ 2,836.2	100.0%

[(1)] Balances do not include allowance for mortgage loan credit losses.

(Dollar amounts in millions, unless otherwise stated)

	December 31,			
	2013[1]		2012[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Industrial	$ 998.3	35.2%	$ 1,159.2	41.0%
Retail	800.2	28.2%	711.8	25.0%
Apartments	412.4	14.5%	366.8	12.9%
Office	388.3	13.7%	427.4	15.1%
Hotel/Motel	99.1	3.5%	69.0	2.4%
Mixed Use	53.7	1.9%	16.6	0.6%
Other	86.4	3.0%	85.4	3.0%
Total Commercial mortgage loans	$ 2,838.4	100.0%	$ 2,836.2	100.0%

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31,	
	2013[1]	2012[1]
Year of Origination:		
2013	$ 641.3	$ —
2012	307.5	314.3
2011	748.4	795.4
2010	170.8	184.8
2009	45.6	65.9
2008	128.5	253.8
2007 and prior	796.3	1,222.0
Total Commercial mortgage loans	$ 2,838.4	$ 2,836.2

[1] Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2013		2012		2011	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ —	—	$ 6.0	3	$ 9.5	17
Foreign[(1)]	1.4	1	0.7	3	27.2	52
Residential mortgage-backed	7.5	57	9.7	55	12.3	65
Commercial mortgage-backed	0.3	2	1.7	1	49.7	14
Other asset-backed	1.1	3	0.4	3	74.8	60
Mortgage loans on real estate	—	—	—	—	6.9	5
Total	$ 10.3	63	$ 18.5	65	$ 180.4	213

[(1)] Primarily U.S. dollar denominated.

The above tables include $6.4, $14.7 and $27.6 related to credit impairments for the years ended December 31, 2013, 2012 and 2011, respectively, in Other-than-temporary impairments, which are recognized in the Statements of Operations. The remaining $3.9, $3.8 and $152.8, for the years ended December 31, 2013, 2012 and 2011, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2013		2012		2011	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ —	—	$ 0.5	1	$ 9.5	16
Foreign[(1)]	—	—	0.7	3	24.1	48
Residential mortgage-backed	3.6	12	0.9	6	1.8	8
Commercial mortgage-backed	0.3	2	1.7	1	45.5	14
Other asset-backed	—	—	— *	1	71.9	59
Total	$ 3.9	14	$ 3.8	12	$ 152.8	145

* Less than $0.1.

[(1)] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Balance at January 1	$ 47.9	$ 64.1	$ 118.2
Additional credit impairments:			
On securities not previously impaired	0.5	4.8	5.0
On securities previously impaired	3.8	6.8	6.7
Reductions:			
Securities intent impaired	—	—	(3.4)
Securities sold, matured, prepaid or paid down	(10.1)	(27.8)	(62.4)
Balance at December 31	$ 42.1	$ 47.9	$ 64.1

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Fixed maturities	$ 1,075.8	$ 1,137.9	$ 1,242.5
Equity securities, available-for-sale	3.6	4.0	3.7
Mortgage loans on real estate	152.9	166.3	174.9
Policy loans	5.7	5.7	6.6
Short-term investments and cash equivalents	0.4	0.2	2.0
Other	79.7 [(1)]	23.7	38.4
Gross investment income	1,318.1	1,337.8	1,468.1
Less: investment expenses	50.9	52.3	58.8
Net investment income	$ 1,267.2	$ 1,285.5	$ 1,409.3

[(1)] Includes $42.4 in conjunction with a bankruptcy settlement for a prime broker who held assets on behalf of a limited partnership previously written down to realizable value.

As of December 31, 2013 and 2012, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Fixed maturities, available-for-sale, including securities pledged	$ (11.4)	$ 138.0	$ 33.7
Fixed maturities, at fair value option	(89.0)	(57.7)	(34.4)
Equity securities, available-for-sale	—	(0.2)	(0.2)
Derivatives	(3,050.2)	(1,654.0)	744.4
Embedded derivatives - fixed maturities	(24.3)	(4.2)	4.3
Embedded derivatives - product guarantees	961.7	202.9	(1,699.1)
Other investments	(2.6)	1.1	(5.7)
Net realized capital gains (losses)	$ (2,215.8)	$ (1,374.1)	$ (957.0)
After-tax net realized capital gains (losses)	$ (1,440.3)	$ (932.8)	$ (513.1)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Proceeds on sales	$ 4,548.9	$ 4,652.0	$ 3,821.9
Gross gains	41.6	177.8	238.0
Gross losses	27.0	14.3	33.7

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses put options to manage the equity, interest rate, and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed living benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into a coinsurance with a funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits and contract owner account balances, Deposit and reinsurance recoverable (assumed reinsurance) or Funds held under reinsurance treaties with affiliates (ceded reinsurance), respectively, on the Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset

(Dollar amounts in millions, unless otherwise stated)

amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31,					
	2013			2012		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 7.7	$ —	$ 0.1	$ —	$ —	$ —
Foreign exchange contracts	57.1	1.8	0.7	—	—	—
Fair value hedges:						
Interest rate contracts	365.6	4.8	9.7	—	—	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	26,485.1	193.0	651.4	31,588.1	1,283.5	539.5
Foreign exchange contracts	903.8	7.2	17.8	1,508.7	10.4	27.4
Equity contracts	11,304.7	131.0	52.2	14,482.7	86.4	231.7
Credit contracts	220.0	4.6	—	155.5	1.0	—
Embedded derivatives:						
Within fixed maturity investments	N/A	28.9	—	N/A	50.8	—
Within annuity products	N/A	—	2,594.5	N/A	—	3,397.8
Within reinsurance agreements	N/A	(8.4)	(38.0)	N/A	19.6	301.3
Total		$ 362.9	$ 3,288.4		$ 1,451.7	$ 4,497.7

N/A - Not Applicable
[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify as part of a hedging relationship as of December 31, 2013 and 2012. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments which do not qualify as effective accounting hedges under ASC Topic 815.

(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of OTC and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2013		
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$ 220.0	$ 4.6	$ —
Equity contracts	4,225.3	129.1	31.7
Foreign exchange contracts	960.9	9.0	18.5
Interest rate contracts	26,858.5	197.8	661.2
		340.5	711.4
Counterparty netting[1]		(283.5)	(283.5)
Cash collateral netting[1]		(37.4)	—
Securities collateral netting[1]		(8.8)	(350.0)
Net receivables/payables		$ 10.8	$ 77.9

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

	December 31, 2012		
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$ 155.5	$ 1.0	$ —
Equity contracts	3,739.8	62.5	19.1
Foreign exchange contracts	1,508.7	10.4	27.4
Interest rate contracts	31,588.1	1,283.5	539.5
		1,357.4	586.0
Counterparty netting[1]		(548.3)	(548.3)
Cash collateral netting[1]		(730.4)	—
Securities collateral netting[1]		(42.3)	(8.1)
Net receivables/payables		$ 36.4	$ 29.6

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

Collateral

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA ") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. As of December 31, 2013, the Company held $35.2 and $12.3 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2012, the Company held $766.7 of net cash collateral related to OTC derivative contracts. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $830.7 and $579.3, respectively.

(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Derivatives: Qualifying for hedge accounting[1]:			
Cash flow hedges:			
Interest rate contracts	$ — *	$ —	$ —
Foreign exchange contracts	0.2	—	—
Fair value hedges:			
Interest rate contracts	15.6	—	—
Derivatives: Non-qualifying for hedge accounting[2]:			
Interest rate contracts	(920.0)	121.6	1,300.8
Foreign exchange contracts	53.6	2.4	(5.8)
Equity contracts	(2,204.2)	(1,779.3)	(548.2)
Credit contracts	4.6	1.3	(2.4)
Embedded derivatives:			
Within fixed maturity investments[2]	(24.3)	(4.2)	4.3
Within annuity products[2]	961.7	202.9	(1,699.1)
Within reinsurance agreements[3]	311.3	50.9	(251.8)
Total	$ (1,801.5)	$ (1,404.4)	$ (1,202.2)

* Less than $0.1.

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. The Company has ISDA agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. As of December 31, 2013 and 2012, the fair value of credit default swaps of $4.6 and $1.0, respectively, were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Balance Sheets. As of December 31, 2013 and 2012, the maximum potential future exposure to the Company was $220.0 and $155.5, respectively, on credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,847.4	$ 9.4	$ —	$ 1,856.8
U.S Government agencies and authorities	—	98.1	4.2	102.3
U.S. corporate, state and municipalities	—	10,598.0	90.4	10,688.4
Foreign[1]	—	5,370.1	24.6	5,394.7
Residential mortgage-backed securities	—	2,224.5	27.6	2,252.1
Commercial mortgage-backed securities	—	1,615.3	—	1,615.3
Other asset-backed securities	—	518.5	22.0	540.5
Total fixed maturities, including securities pledged	1,847.4	20,433.9	168.8	22,450.1
Equity securities, available-for-sale	6.1	—	— *	6.1
Derivatives:				
Interest rate contracts	—	197.8	—	197.8
Foreign exchange contracts	—	9.0	—	9.0
Equity contracts	1.9	72.1	57.0	131.0
Credit contracts	—	4.6	—	4.6
Embedded derivative on reinsurance	—	(8.4)	—	(8.4)
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,123.6	5.0	—	1,128.6
Assets held in separate accounts	42,008.3	—	—	42,008.3
Total assets	$ 44,987.3	$ 20,714.0	$ 225.8	$ 65,927.1
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,693.5	$ 1,693.5
GMAB / GMWB / GMWBL[2]	—	—	901.0	901.0
Derivatives:				
Interest rate contracts	—	661.2	—	661.2
Foreign exchange contracts	—	18.5	—	18.5
Equity contracts	20.5	31.7	—	52.2
Embedded derivative on reinsurance	—	(38.0)	—	(38.0)
Total liabilities	$ 20.5	$ 673.4	$ 2,594.5	$ 3,288.4

* Less than $0.1.

[1] Primarily U.S. dollar denominated

[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB") and Guaranteed minimum withdrawal benefits with life payout ("GMWBL").

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,303.7	$ 7.8	$ —	$ 1,311.5
U.S Government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,513.9	113.6	10,627.5
Foreign[(1)]	—	5,345.7	20.9	5,366.6
Residential mortgage-backed securities	—	1,829.5	24.2	1,853.7
Commercial mortgage-backed securities	—	1,763.6	—	1,763.6
Other asset-backed securities	—	602.5	78.2	680.7
Total fixed maturities, including securities pledged	1,303.7	20,086.7	236.9	21,627.3
Equity securities, available-for-sale	14.0	—	15.8	29.8
Derivatives:				
Interest rate contracts	—	1,283.5	—	1,283.5
Foreign exchange contracts	—	10.4	—	10.4
Equity contracts	23.9	50.8	11.7	86.4
Credit contracts	—	1.0	—	1.0
Embedded derivative on reinsurance	—	19.6	—	19.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	3,115.0	6.1	—	3,121.1
Assets held in separate accounts	39,799.1	—	—	39,799.1
Total assets	$ 44,255.7	$ 21,458.1	$ 264.4	$ 65,978.2
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,393.8	$ 1,393.8
GMAB / GMWB / GMWBL[(2)]	—	—	2,004.0	2,004.0
Derivatives:				
Interest rate contracts	0.4	539.1	—	539.5
Foreign exchange contracts	—	27.4	—	27.4
Equity contracts	212.6	19.1	—	231.7
Embedded derivative on reinsurance	—	301.3	—	301.3
Total liabilities	$ 213.0	$ 886.9	$ 3,397.8	$ 4,497.7

(1) Primarily U.S. dollar denominated

(2) Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB") and Guaranteed minimum withdrawal benefits with life payout ("GMWBL").

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company

(Dollar amounts in millions, unless otherwise stated)

considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2013, $110.5 and $17.4 billion of a total fair value of $22.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2012, $157.7 and $16.3 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the growth in the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's GMAB, GMWB, GMWBL and FIA embedded derivative liabilities includes an adjustment for nonperformance risk. Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company and applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk as of the beginning of the third quarter of 2012 to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable and funds withheld by ceding companies receivable under the combined coinsurance and coinsurance funds withheld reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings [3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 4.2	$ —	$ —	$ —	$ —	$ —	$ 4.2	$ —
U.S. corporate, state and municipalities	113.6	(0.2)	(0.7)	— *	—	—	(18.2)	0.7	(4.8)	90.4	(0.2)
Foreign	20.9	— *	(0.4)	13.1	—	(1.1)	(13.4)	5.5	— *	24.6	— *
Residential mortgage-backed securities	24.2	(0.5)	(0.5)	15.3	—	(0.2)	— *	—	(10.7)	27.6	(0.5)
Other asset-backed securities	78.2	6.4	(2.9)	—	—	(36.4)	(7.7)	—	(15.6)	22.0	2.3
Total fixed maturities, including securities pledged	$ 236.9	$ 5.7	$ (4.5)	$ 32.6	$ —	$ (37.7)	$ (39.3)	$ 6.2	$ (31.1)	$ 168.8	$ 1.6
Equity securities, available-for-sale	$ 15.8	$ (0.2)	$ (0.2)	$ —	$ —	$ —	$ — *	$ —	$ (15.4)	$ — *	$ —
Derivatives:											
Annuity product guarantees:											
FIA[1]	(1,393.8)	(275.7)	—	—	(108.2)	—	84.2	—	—	(1,693.5)	—
GMWB/GMAB/GMWBL[1]	(2,004.0)	1,237.4	—	—	(134.9)	—	0.5	—	—	(901.0)	—
Other derivatives, net:	11.7	98.4	—	20.7	—	—	(73.8)	—	—	57.0	28.1

* Less than $0.1.

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.
[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings [3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	124.5	0.6	(1.9)	—	—	—	(22.3)	36.3	(23.6)	113.6	0.6
Foreign	56.9	0.6	(0.5)	—	—	(4.0)	(5.6)	8.3	(34.8)	20.9	—
Residential mortgage-backed securities	60.7	(0.8)	0.2	—	—	—	(1.0)	—	(34.9)	24.2	(0.8)
Other asset-backed securities	72.8	6.4	3.1	—	—	(16.6)	(4.4)	16.9	—	78.2	2.6
Total fixed maturities, including securities pledged	$ 314.9	$ 6.8	$ 0.9	$ —	$ —	$ (20.6)	$ (33.3)	$ 61.5	$ (93.3)	$ 236.9	$ 2.4
Equity securities, available-for-sale	$ 16.3	$ (0.1)	$ (0.1)	$ 2.3	$ —	$ (2.4)	$ —	$ —	$ (0.2)	$ 15.8	$ —
Derivatives:											
Annuity product guarantees:											
FIA[1]	(1,282.2)	(173.7)	—	—	(81.2)	—	143.3	—	—	(1,393.8)	—
GMWB/GMAB/GMWBL[1]	(2,229.9)	376.6	—	—	(151.3)	—	0.6	—	—	(2,004.0)	—
Other derivatives, net	(4.4)	(0.9)	—	18.5	—	—	—	—	(1.5)	11.7	(6.7)

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.
[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

For the years ended December 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities, including securities pledged and equity securities, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts are valued using observable inputs and were transferred from Level 3 to Level 2 during the year ended December 31, 2012.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity and interest rate implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity / Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the equity indices and swap rates for GMAB, GMWB and GMWBL fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

	Range[1]		
Unobservable Input	**GMWB / GMWBL**	**GMAB**	**FIA**
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Interest rate implied volatility	0.2% to 16%	0.2% to 16%	—
Correlations between:			
Equity Funds	50% to 98%	50% to 98%	—
Equity and Fixed Income Funds	-33% to 62%	-33% to 62%	—
Interest Rates and Equity Funds	-30% to -14%	-30% to -14%	—
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% (2)	—	—
Partial Withdrawals	0% to 10%	0% to 10%	—
Lapses	0.08% to 40% (3)	0.08% to 31% (3)	0% to 10% (3)
Mortality	— (4)	— (4)	—

(1) Represents the range of reasonable assumptions that management has used in its fair value calculations.

(2) Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 30% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2013 (account value amounts are in $ billions).

	Account Values			
Attained Age Group	**In the Money**	**Out of the Money**	**Total**	**Average Expected Delay (Years)**
< 60	$ 2.1	$ 1.4	$ 3.5	5.4
60-69	5.0	2.5	7.5	1.3
70+	3.9	1.3	5.2	0.0 *
	$ 11.0	$ 5.2	$ 16.2	2.3

* Less than 0.1.

(3) Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2013 (account value amounts are in $ billions).

		GMAB		GMWB/GMWBL	
	Moneyness	**Account Value**	**Lapse Range**	**Account Value**	**Lapse Range**
During Surrender Charge Period					
	In the Money**	$ — *	0.08% to 8.2%	$ 5.5	0.08% to 5.5%
	Out of the Money	— *	0.41% to 12%	3.1	0.36% to 11%
After Surrender Charge Period					
	In the Money**	— *	2.5% to 21%	5.6	1.5% to 21%
	Out of the Money	0.1	12% to 31%	2.8	6.9% to 40%

* Less than $0.1.

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

(Dollar amounts in millions, unless otherwise stated)

(4) The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

Unobservable Input	Range(1) GMWB / GMWBL		GMAB		FIA
Long-term equity implied volatility	15% to 25%		15% to 25%		—
Interest rate implied volatility	0.1% to 19%		0.1% to 19%		—
Correlations between:					
Equity Funds	50% to 98%		50% to 98%		—
Equity and Fixed Income Funds	-40% to 65%		-40% to 65%		—
Interest Rates and Equity Funds	-25% to -16%		-25% to -16%		—
Nonperformance risk	0.1% to 1.3%		0.1% to 1.3%		0.1% to 1.3%
Actuarial Assumptions:					
Benefit Utilization	85% to 100%	(2)	—		—
Partial Withdrawals	0% to 10%		0% to 10%		—
Lapses	0.08% to 32%	(3)	0.08% to 31%	(3)	0% to 10%
Mortality	—	(4)	—	(4)	—

(1) Represents the range of reasonable assumptions that management has used in its fair value calculations.

(2) Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2012 (account value amounts are in $ billions).

Attained Age Group	Account Values In the Money	Out of the Money	Total	Average Expected Delay (Years)
< 60	$ 3.5	$ 0.3	$ 3.8	5.5
60-69	6.8	0.4	7.2	1.9
70+	4.2	0.1	4.3	0.2
	$ 14.5	$ 0.8	$ 15.3	2.8

(3) Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2012 (account value amounts are in $ billions).

	Moneyness	GMAB Account Value	Lapse Range	GMWB/GMWBL Account Value	Lapse Range
During Surrender Charge Period					
	In the Money**	$ — *	0.08% to 8.2%	$ 8.5	0.08% to 5.8%
	Out of the Money	— *	0.41% to 12%	0.9	0.35% to 12%
After Surrender Charge Period					
	In the Money**	— *	2.4% to 22%	6.1	1.5% to 17%
	Out of the Money	0.1	12% to 31%	0.6	6.9% to 32%

* Less than $0.1.

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

(4) The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in interest rate implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31,			
	2013		2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 22,450.1	$ 22,450.1	$ 21,627.3	$ 21,627.3
Equity securities, available-for-sale	6.1	6.1	29.8	29.8
Mortgage loans on real estate	2,837.3	2,867.0	2,835.0	2,924.7
Policy loans	94.9	94.9	101.8	101.8
Limited partnerships/corporations	133.2	133.2	166.9	166.9
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,128.6	1,128.6	3,121.1	3,121.1
Derivatives	342.4	342.4	1,381.3	1,381.3
Other investments	56.2	56.2	80.7	80.7
Deposits from affiliates	747.2	807.7	901.7	984.4
Embedded derivative on reinsurance	(8.4)	(8.4)	19.6	19.6
Assets held in separate accounts	42,008.3	42,008.3	39,799.1	39,799.1
Liabilities:				
Investment contract liabilities:				
Deferred annuities[(1)]	18,979.6	19,377.2	20,262.4	21,062.8
Funding agreements with fixed maturities and guaranteed investment contracts	1,530.5	1,499.3	1,818.6	1,718.0
Supplementary contracts, immediate annuities and other	1,822.6	1,942.3	1,094.1	1,194.4
Annuity product guarantees:				
FIA	1,693.5	1,693.5	1,393.8	1,393.8
GMAB/GMWB/GMWBL	901.0	901.0	2,004.0	2,004.0
Derivatives	731.9	731.9	798.6	798.6
Long-term debt	435.0	471.2	435.0	491.6
Embedded derivative on reinsurance	(38.0)	(38.0)	301.3	301.3

[(1)] Certain amounts included in Deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair values for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Other investments: FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts, plus the fair value of the unamortized ceding allowance. The Fair value of the liabilities of the underlying contract is estimated based on the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving short risk-free rates plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. The fair value of the unamortized ceding allowance is based on the projected release ceding allowances and discounted at risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 3.

Investment contract liabilities:

Deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities, taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Funding agreements with fixed maturities and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement

(Dollar amounts in millions, unless otherwise stated)

of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated.

	DAC	VOBA	Total
Balance at January 1, 2011	$ 2,758.9	$ 66.5	$ 2,825.4
Deferrals of commissions and expenses	126.8	—	126.8
Amortization:			
Amortization	742.6	(11.0)	731.6
Interest accrued[1]	169.1	3.7	172.8
Net amortization included in the Statements of Operations	911.7	(7.3)	904.4
Change in unrealized capital gains/losses on available-for-sale securities	(470.9)	(13.1)	(484.0)
Balance at December 31, 2011	3,326.5	46.1	3,372.6
Deferrals of commissions and expenses	107.8	—	107.8
Amortization:			
Amortization	(582.0)	(27.5)	(609.5)
Interest accrued[1]	262.7	3.1	265.8
Net amortization included in the Statements of Operations	(319.3)	(24.4)	(343.7)
Change in unrealized capital gains/losses on available-for-sale securities	(146.8)	6.7	(140.1)
Balance at December 31, 2012	2,968.2	28.4	2,996.6
Deferrals of commissions and expenses	99.7	—	99.7
Amortization:			
Amortization[2]	(1,681.3)	12.5	(1,668.8)
Interest accrued[1]	143.1	3.3	146.4
Net amortization included in the Statements of Operations	(1,538.2)	15.8	(1,522.4)
Change in unrealized capital gains/losses on available-for-sale securities	742.0	14.4	756.4
Balance at December 31, 2013	$ 2,271.7	$ 58.6	$ 2,330.3

[1] Interest accrued at the following rates for VOBA: 1.0% to 6.0% during 2013, 3.0% to 7.0% during 2012 and 3.0% to 7.0% during 2011.
[2] Includes loss recognition for DAC and VOBA of $305.0 and $1.0, respectively.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2014	$ 9.1
2015	8.8
2016	8.1
2017	7.8
2018	8.1

(Dollar amounts in millions, unless otherwise stated)

6. Sales Inducements

During the year ended December 31, 2013, 2012 and 2011, the Company capitalized $27.4, $29.8 and $32.2, respectively, of sales inducements. During the years ended December 31, 2013, 2012 and 2011, the Company amortized $(472.0), $(303.1) and $461.8, respectively, of sales inducements. The unamortized balance of capitalized sales inducements was $482.2 and $741.6 as of December 31, 2013 and 2012, respectively.

7. Guaranteed Benefit Features

While the Company ceased new sales of certain retail variable annuity products in 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also offers optional guaranteed withdrawal benefit provisions on its indexed annuity products. This provision guarantees an annual withdrawal amount for life that is calculated as a percentage of the benefit base, which equals premium paid at the time of product issue, and can increase by a rollup percentage (mainly 7% or 6%, depending on versions of the benefit) or annual rachet. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on whether the benefit is for a single life, or joint lives.

The Company’s major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company's retail variable annuity contracts offer one or more of the following guaranteed death and living benefits:

Guaranteed Minimum Death Benefits (GMDB)

- Standard. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, adjusted for withdrawals.
- Ratchet. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.
- Rollup. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.
- Combo. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

Guaranteed Minimum Living Benefits

Guaranteed Minimum Income Benefit (GMIB). Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

(Dollar amounts in millions, unless otherwise stated)

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL). Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7%, 6% or 0%, depending on versions of the benefit) and ratchet frequency (primarily annually or quarterly, depending on versions). The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

Guaranteed Minimum Accumulation Benefit (GMAB). Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, adjusted for withdrawals. We offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

The following assumptions and methodology were used to determine the guaranteed reserves for retail variable annuity contracts at December 31, 2013 and 2012:

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general the Company groups all separate account returns into 6 fund groups and generate stochastic returns for each of these fund groups. The overall mean blended separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total. GMIB: the overall blended mean is 8.1% based on a single fund group. GMAB / GMWB / GMWBL: Zero rate curve.
Volatility	GMDB: 15.8% for 2013 and 2012. GMIB: 15.8% for 2013 and 2012. GMAB / GMWB / GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2000 basic table with mortality improvement through 2013, further adjusted for company experience.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2013 and 2012. GMAB / GMWB / GMWBL: Zero rate curve plus adjustment for nonperformance risk.

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to equity risk. With a decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits. On the other hand, with an increase in the equity markets, the Company's exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivative positions on various public market indices chosen to closely replicate contract owner variable fund returns.

The calculation of the GMDB, GMIB, GMAB, GMWB, and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed living benefit feature.

(Dollar amounts in millions, unless otherwise stated)

The liabilities for variable annuity contracts containing guaranteed minimum death and living benefits are recorded in separate account liabilities as follows as of December 31, 2013 and 2012. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are recorded on the Balance Sheet in Future policy benefits and contract owner account balances. The paid and incurred amounts were as follows for the years ended December 31, 2013, 2012 and 2011:

	GMDB	GMAB/GMWB	GMIB	GMWBL
Separate account liability at December 31, 2013	$ 42,008.3	$ 878.2	$ 15,479.8	$ 16,163.0
Separate account liability at December 31, 2012	$ 39,799.1	$ 954.1	$ 14,503.9	$ 15,249.5
Additional liability balance:				
Balance at January 1, 2011	$ 373.9	$ 77.0	$ —	$ 217.5
Incurred guaranteed benefits	246.7	40.1	—	1,520.6
Paid guaranteed benefits	(110.3)	(2.2)	—	—
Balance at December 31, 2011	510.3	114.9	—	1,738.1
Incurred guaranteed benefits	94.2	(38.3)	—	(226.3)
Paid guaranteed benefits	(116.5)	(0.6)	—	—
Balance at December 31, 2012	488.0	76.0	—	1,511.8
Incurred guaranteed benefits	(59.8)	(46.8)	—	(1,097.8)
Paid guaranteed benefits	(89.2)	(0.5)	—	—
Balance at December 31, 2013	$ 339.0	$ 28.7	$ —	$ 414.0

The Company also calculates additional liabilities for FIA contracts with guaranteed withdrawal benefits. The additional liability represents the expected value of these benefits in excess of the projected account balance, and is accreted based on assessments over the accumulation period of the contract. The additional liability for FIA guaranteed withdrawal benefits was $35.1 and $22.8, as of December 31, 2013 and 2012, respectively. The additional liability is recorded in Future policy benefits and contract owner account balances on the Balance Sheet.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of the dates indicated.

	In the Event of Death	At Annuitization, Maturity, or Withdrawal		
	GMDB	GMAB/GMWB	GMIB	GMWBL
December 31, 2013				
Separate account value	$ 42,008.3	$ 878.2	$ 15,479.8	$ 16,163.0
Net amount at risk, net of reinsurance	$ 5,007	$ 19	$ —	$ —
Weighted average attained age	70	70	0	0
December 31, 2012				
Separate account value	$ 39,799.1	$ 954.1	$ 14,503.9	$ 15,249.5
Net amount at risk, net of reinsurance	$ 6,921	38	$ —	$ —
Weighted average attained age	69	69	0	0

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2013 and 2012 was $42.0 billion and $39.8 billion, respectively.

8. Reinsurance

At December 31, 2013, the Company had reinsurance treaties with 13 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its life and annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliates, ReliaStar Life Insurance Company ("RLI") and SLD related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Effective May 1, 2005, we entered into a coinsurance agreement with our affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by us between January 1, 2001 and December 31, 2003. The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. As of December 31, 2013 and 2012, the receivable was $747.2 and $901.7, respectively.

Deposits and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2013	2012
Claims recoverable from reinsurers	$ 10.8	$ 8.0
Reinsurance reserves ceded	2,751.5	2,585.5
Deposits	747.2	901.7
Reinsurance receivable, net	421.1	512.3
Other	11.0	7.2
Total	$ 3,941.6	$ 4,014.7

(Dollar amounts in millions, unless otherwise stated)

Premiums were reduced by the following amounts for reinsurance ceded for the periods indicated.

	December 31,		
	2013	**2012**	**2011**
Premiums:			
Direct premiums	$ 95.2	$ 16.3	$ 16.9
Reinsurance assumed	454.9	480.3	478.4
Reinsurance ceded	(113.8)	(37.6)	(39.1)
Net premiums	$ 436.3	$ 459.0	$ 456.2

9. Capital Contributions, Dividends and Statutory Information

Iowa insurance law imposes restrictions on an Iowa insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Iowa Insurance Commission.

Under Iowa law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2013, following receipt of required approval from the Iowa Insurance Division (the "Division") and consummation of the IPO of ING U.S., Inc., the Company paid an extraordinary return of capital distribution of $230.0 to its Parent. During the year ended December 31, 2012, following receipt of required approval from the Division, the Company paid an extraordinary return of capital distribution of $250.0 to its Parent. During the year ended December 31, 2011, the Company did not pay a dividend or return of capital distribution to its Parent.

During the years ended December 31, 2013 and 2012, the Company did not receive any capital contributions from its Parent. During the year ended December 31, 2011 the Company received $44.0 in capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

On May 8, 2013, the Company reset, on a one-time basis, its negative unassigned funds account as of December 31, 2012 (as reported in its 2012 statutory annual statement) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). The reset was made pursuant to a permitted practice in accordance with statutory accounting practices granted by the Division. This permitted practice had no impact on total capital and surplus of the Company and was been reflected in the Company's second quarter 2013 statutory financial statements.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending

(Dollar amounts in millions, unless otherwise stated)

on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $(55.8), $(9.1) and $386.0, for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $1.9 billion and $2.2 billion as of December 31, 2013 and 2012, respectively.

10. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated:

	December 31,		
	2013	2012	2011
Fixed maturities, net of OTTI	$ 827.5	$ 2,004.5	$ 1,331.1
Equity securities, available-for-sale	2.3	3.4	1.0
Derivatives	0.4	(0.7)	(1.1)
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(341.5)	(1,283.3)	(1,134.1)
Other	(35.3)	(35.4)	(35.7)
Unrealized capital gains (losses), before tax	453.4	688.5	161.2
Deferred income tax asset (liability)	26.9	(55.3)	82.7
Unrealized capital gains (losses), after tax	480.3	633.2	243.9
Pension and other postretirement benefits liability, net of tax	0.9	1.0	1.2
AOCI	$ 481.2	$ 634.2	$ 245.1

(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Statements of Operations, were as follows for the periods indicated:

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,186.1)	$ 415.0	$ (771.1)
Equity securities	(1.1)	0.4	(0.7)
Other	0.1	— *	0.1
OTTI	17.7	(6.2)	11.5
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(8.6)	3.0	(5.6)
DAC/VOBA and Sales inducements	941.8 [1]	(329.6)	612.2
Change in unrealized gains/losses on available-for-sale securities	(236.2)	82.6	(153.6)
Derivatives:			
Derivatives	1.1 [2]	(0.4)	0.7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	1.1	(0.4)	0.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	(0.2) [3]	0.1	(0.1)
Change in pension and other postretirement benefits liability	(0.2)	0.1	(0.1)
Change in Other comprehensive income (loss)	$ (235.3)	$ 82.3	$ (153.0)

* Less than $0.1.

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 12. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.

(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 808.3	$ (236.4) [4]	$ 571.9
Equity securities	2.4	(0.8)	1.6
Other	0.3	(0.1)	0.2
OTTI	12.7	(4.5)	8.2
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(147.6)	51.7	(95.9)
DAC/VOBA and Sales inducements	(149.2) [1]	52.2	(97.0)
Change in unrealized gains/losses on available-for-sale securities	526.9	(137.9)	389.0
Derivatives:			
Derivatives	0.4 [2]	(0.1)	0.3
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	0.4	(0.1)	0.3
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	(0.2) [3]	—	(0.2)
Change in pension and other postretirement benefits liability	(0.2)	—	(0.2)
Change in Other comprehensive income (loss)	$ 527.1	$ (138.0)	$ 389.1

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 12. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $39.7 valuation allowance. See "Note 11. Income Taxes" for additional information.

(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2011		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 652.5	$ (149.4) [4]	$ 503.1
Equity securities	(5.9)	2.1	(3.8)
Other	—	—	—
OTTI	29.0	(10.2)	18.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(32.8)	11.5	(21.3)
DAC/VOBA and Sales inducements	(624.0) [1]	218.4	(405.6)
Change in unrealized gains/losses on available-for-sale securities	18.8	72.4	91.2
Derivatives:			
Derivatives	(1.4) [2]	0.5	(0.9)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	(1.4)	0.5	(0.9)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	— [3]	—	—
Change in pension and other postretirement benefits liability	—	—	—
Change in Other comprehensive income (loss)	$ 17.4	$ 72.9	$ 90.3

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 12. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $79.0 valuation allowance. See "Note 11. Income Taxes" for additional information.

11. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated.

	Year Ended December 31,		
	2013	2012	2011
Current tax expense (benefit):			
Federal	$ 187.4	$ 266.6	$ (195.8)
Total current tax expense (benefit)	187.4	266.6	(195.8)
Deferred tax expense (benefit):			
Federal	(1.9)	(84.3)	64.5
Total deferred tax expense (benefit)	(1.9)	(84.3)	64.5
Total income tax expense (benefit)	$ 185.5	$ 182.3	$ (131.3)

(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Income (loss) before income taxes	$ 168.6	$ 5.3	$ 20.8
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	59.0	1.9	7.3
Tax effect of:			
Dividends received deduction	(84.0)	(72.9)	(30.3)
Valuation allowance	203.6	247.9	(109.0)
Audit settlements	—	(0.1)	3.3
Tax credits	(0.4)	(2.0)	(2.0)
Prior year tax	7.2	6.9	—
Other	0.1	0.6	(0.6)
Income tax expense (benefit)	$ 185.5	$ 182.3	$ (131.3)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2013	**2012**
Deferred tax assets		
Insurance reserves	$ 493.6	$ 1,035.9
Investments	1,033.1	940.6
Compensation and benefits	44.8	29.4
Other assets	86.8	183.0
Total gross assets before valuation allowance	1,658.3	2,188.9
Less: Valuation allowance	423.9	220.3
Assets, net of valuation allowance	1,234.4	1,968.6
Deferred tax liabilities		
Deferred policy acquisition costs	(864.2)	(1,293.8)
Net unrealized investment (gains) losses	(278.2)	(652.1)
Value of business acquired	(20.5)	(20.6)
Other liabilities	(20.2)	(35.0)
Total gross liabilities	(1,183.1)	(2,001.5)
Net deferred income tax asset (liability)	$ 51.3	$ (32.9)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2013 and 2012, the Company had valuation allowances of $609.6 and $406.0, respectively, that were allocated to continuing operations, and $(185.7) that was allocated to Other comprehensive income. Therefore, after consideration of available sources of taxable income required to realize the Company's deferred tax assets in the future, the Company had a tax valuation allowance of $423.9 and $220.3 related to deferred tax assets as of December 31, 2013 and 2012, respectively.

(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2013, 2012 and 2011, the increases (decreases) in the valuation allowances were $203.6, $208.2 and $(188.0), respectively. In 2013, 2012 and 2011, there were increases (decreases) of $203.6, $247.9 and $(109.0), respectively, in the valuation allowance that were allocated to operations. In 2013, there were no changes in the valuation allowance allocated to Other comprehensive income. In 2012 and 2011, there were (decreases) of $(39.7) and $(79.0), respectively, that were allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a receivable from ING U.S., Inc. of $22.6 as of December 31, 2013, and a payable of $22.6 as of December 31, 2012, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013, during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

	Year Ended December 31,		
	2013	**2012**	**2011**
Balance at beginning of period	$ 2.7	$ 2.7	$ 28.0
Additions for tax positions related to prior years	—	—	6.1
Reductions for tax positions related to prior years	—	—	(6.1)
Reductions for settlements with taxing authorities	—	—	(25.3)
Balance at end of period	$ 2.7	$ 2.7	$ 2.7

The Company had $2.7 of unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013 and 2012.

Tax Regulatory Matters

During the first quarter 2013, the Internal Revenue Service ("IRS") completed its examination of ING U.S., Inc.'s return for tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S., Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve

(Dollar amounts in millions, unless otherwise stated)

months. ING U.S., Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

The timing of the payment (if any) of the unrecognized tax benefit of $2.7 cannot be reliably estimated.

12. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2013, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The costs allocated to the Company for its employees' participation in the Retirement Plan were $2.3, $7.7 and $11.5, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING U.S. Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated November 4, 2013. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.6, $3.2 and $3.3, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs for the periods presented:

	Year Ended December 31,	
	2013	**2012**
Change in benefit obligation:		
Benefit obligation, January 1	$ 24.9	$ 25.2
Interest cost	0.9	1.2
Benefits paid	(1.3)	(1.3)
Actuarial (gains) losses on obligation	(4.6)	(0.2)
Benefit obligation, December 31	$ 19.9	$ 24.9

Amounts recognized on the Balance Sheets consist of:

	December 31,	
	2013	**2012**
Accrued benefit cost	$ (19.9)	$ (24.9)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(0.2)	(0.2)
Net amount recognized	$ (20.1)	$ (25.1)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2013 and 2012, benefit obligation for the SERPs were as follows:

	December 31,	
	2013	**2012**
Discount rate	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.95% was the appropriate discount rate as of December 31, 2013, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2013	**2012**	**2011**
Discount rate	4.05%	4.75%	5.50%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs were as follows for the periods presented:

	Year Ended December 31,		
	2013	**2012**	**2011**
Interest cost	$ 0.9	$ 1.2	$ 1.3
Amortization of prior service cost (credit)	—	(0.1)	—
Net (gain) loss recognition	(4.6)	(0.2)	(0.2)
Net periodic (benefit) cost	$ (3.7)	$ 0.9	$ 1.1

Cash Flows

In 2014, the employer is expected to contribute $1.1 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2014 through 2018, and thereafter through 2023, are estimated to be $1.1, $1.1, $1.2, $1.1, $1.2 and $6.3, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") sponsored by ING U.S., Inc., with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plan, that upon vesting, will be issuable in ING U.S., Inc. common stock.

The Company was allocated compensation expense from ING and ING U.S., Inc. of $9.7, $6.8 and $4.3, for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recognized tax benefits/(expenses) of $1.2, $(3.0) and $1.5 in December 31, 2013, 2012 and 2011, respectively.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The ING U.S. Deferred Compensation Savings Plan is a non-qualified deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2013, 2012 and 2011, were $3.8, $3.5 and $3.4, respectively.

(Dollar amounts in millions, unless otherwise stated)

13. Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2013, 2012 and 2011, rent expense for leases was $6.8, $6.9 and $7.7 respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2014 through 2017 are estimated to be $7.3, $7.3, $7.0 and $5.3, respectively, and none thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2013 and 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $252.7and $304.7, respectively.

Federal Home Loan Bank Funding

The Company is a member of the FHLB and is required to maintain collateral to back funding agreements issued to the FHLB. As of December 31, 2013 and 2012, the Company had $1,090.2 and $1,548.0, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2013 and 2012, assets with a market value of $1,266.8 and $1,855.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, on the Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2013	**2012**
Fixed maturity collateral pledged to FHLB	$ 1,266.8	$ 1,855.1
FHLB restricted stock[1]	53.6	78.9
Other fixed maturities-state deposits	11.3	12.1
Securities pledged[2]	959.2	714.0
Total restricted assets	$ 2,290.9	$ 2,660.1

[1] Reported in Other investments on the Balance Sheets.
[2] Includes the fair value of loaned securities of $128.5 and $134.7 as of December 31, 2013 and 2012, respectively, which is included in Securities pledged on the Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $830.7 and $579.3, respectively, which was included in Securities pledged on the Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

(Dollar amounts in millions, unless otherwise stated)

14. Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2013, 2012 and 2011, commissions were incurred in the amounts of $218.4, $208.0 and $201.1 respectively.

- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $50.0, $50.3 and $56.2, respectively.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2013, 2012 and 2011, revenue under the DSL intercompany agreement was $147.4, $141.1 and $143.4, respectively.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2013, 2012 and 2011, revenue under the IIM intercompany agreement was $34.7, $33.8 and $35.3, respectively.

- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2013 2012 and 2011, expenses were incurred in the amounts of $101.9, $109.3 and $110.3, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2013, 2012 and 2011, expenses related to the agreements were incurred in the amount of $12.1, $16.4 and $14.0 ,respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2013, 2012 and 2011, revenue related to the agreement was $2.2, $3.3 and $3.1, respectively.

- Services agreement between the Company, SLD, an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to GICs. For the years ended December 31, 2013, 2012 and 2011, the Company incurred expenses of $4.1, $4.0 and $3.6, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreements

Reinsurance Ceded

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, SLDI. Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit ("LOC") to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2013 and 2012, the value of the funds withheld liability under this agreement was $190.9 and $191.4, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company had an embedded derivative under this agreement with a value of $(3.3) and $7.7, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with an affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2013, 2012 and 2011, revenue related to the agreement was $12.3, $12.0 and $12.4, respectively.

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company and the Company deposited those assets into a funds withheld trust account. As of December 31, 2013, the assets on deposit in the trust account were $3.5 billion. The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $3.6 billion, as of December 31, 2013 and 2012. In addition, as of December 31, 2013 and 2012, the Company had an embedded derivative with a value of $(34.7) and $293.6, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, IIM, as subadvisor for the funds withheld account.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement. As of December 31, 2013 and 2012, reserves ceded by the Company under this agreement were $2.1 billion. In addition, a deferred loss in the amount of $315.7 and $343.9 as of December 31, 2013 and 2012, respectively, is included in Other assets on the Balance Sheets and is amortized over the period of benefit.

On May 8, 2013, following the ING U.S., Inc. IPO, ING U.S., Inc. made a capital contribution in the amount of $1.8 billion into SLDI, which SLDI deposited into the funds withheld trust account established to provide collateral for the variable annuity

(Dollar amounts in millions, unless otherwise stated)

guaranteed living benefit riders ceded to SLDI under the amended and restated automatic reinsurance agreement. Upon deposit of such contributed capital into the funds withheld trust, the Company submitted to ING Bank N.V. ("ING Bank") $1.5 billion of contingent capital LOC issued by ING Bank under the $1.5 billion contingent capital LOC facility between ING Bank and SLDI, and the contingent capital LOCs were canceled and the facility was terminated.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. As of December 31, 2013 and 2012, the receivable was $747.2 and $901.7, respectively, and is adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $4.8, $10.8 and $7.2, for the years ended December 31, 2013, 2012 and 2011, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2013 and 2012, reserves ceded by the Company under this agreement were $19.4 and $19.3, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes, from time to time, certain GICs to SLD on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

GIC reserves ceded by the Company under this agreement were $227.2 and $505.6 at December 31, 2013 and 2012, respectively.

Reinsurance Assumed

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from RLNY under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

Effective April 1, 2012, the agreement was recaptured by RLI and terminated, and there was no consideration received by the Company upon such recapture and termination.

(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012 to include the recaptured business described above, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from RLNY an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.3 and $0.9 as of December 31, 2013 and 2012, respectively, is included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period.

Effective July 1, 2012, the Company entered into a stop-loss agreement with its affiliate, SLD under which the Company agrees to indemnify SLD, and SLD agrees to reinsure with the Company, aggregate mortality risk under certain level premium term life insurance policies assumed by SLD from RLI and written by either RLI or RLNY with issue dates between January 1, 2007 and March 31, 2008 and between January 1, 2010 and December 31, 2010. Under the terms of the agreement, the Company will make benefit payments to SLD equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreements are accounted for using the deposit method. A fee receivable from affiliate of $0.8 and $0.9 as of December 31, 2013 and 2012, respectively, is included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of "Waiver of Premium Coinsurance Funds Withheld" agreement between the Company and SLDI under "Reinsurance Ceded" above). As of December 31, 2013 and 2012, reserves assumed by the Company under this agreement were $454.7 and $456.4, respectively.

As of December 31, 2013 and 2012, the value of the funds withheld by ceding companies under this agreement was $488.6 and $486.4, respectively, which is included in Deposit and reinsurance recoverable on the Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company had an embedded derivative under this agreement with a value of $(8.4) and $19.6, respectively.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and based upon its renewal on January 14, 2014, expires on January 14, 2024, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. During the years ended December 31, 2013, 2012 and 2011, interest on any ING USA borrowing was charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013, 2012 and 2011, interest on any ING U.S., Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase

(Dollar amounts in millions, unless otherwise stated)

with a similar duration. Effective January 2014, interest on any borrowing by either the Company or ING U.S., Inc. is charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2013, 2012 and 2011. The Company earned interest income of $0.0, $0.4 and $1.0, for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. As of December 31, 2013 and 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under the reciprocal loan agreement.

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2013, 2012 and 2011, respectively. On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25.4 for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Insurance, which has been guaranteed by Lion's immediate parent, ING U.S., Inc.

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.6 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this transaction, the Company retained 20% of the exposure for any results on the $1.6 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $1.2 billion, and was recorded as Loan-Dutch State Obligation on the Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continued to own 20% of the Alt-A RMBS and had the right to sell these securities, subject to a right of first refusal granted to ING Bank. Effective March 14, 2014, the right of first refusal granted to ING Bank was terminated and the Company may freely dispose of these securities.

Derivatives

As of December 31, 2013 and 2012, the Company had call options with a notional amount of $176.5 and $256.7, respectively, and market value of $7.4 and $2.8, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.